As filed with the Securities and Exchange Commission on October 26, 2004

Registration No. 333-116794

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2

to
Form S-4
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Tellabs, Inc.

(Exact name of registrant as specified in its charter)

Delaware	3661	36-3831568
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

One Tellabs Center

1415 W. Diehl Rd.
Naperville, Illinois 60563
(630) 798-8800
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

James M. Sheehan, Esq.

Executive Vice President,
General Counsel and Secretary
Tellabs, Inc.
One Tellabs Center
1415 W. Diehl Rd.
Naperville, Illinois 60563
(630) 798-8800
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies To:

Imad I. Qasim, Esq. Gary D. Gerstman, Esq. Sidley Austin Brown & Wood LLP Bank One Plaza 10 South Dearborn Street Chicago, Illinois 60603 (312) 853-7000	Amy M. Paul, Esq. Advanced Fibre Communications, Inc. 1465 North McDowell Boulevard Petaluma, California 94954 (707) 794-7700	Blair W. White, Esq. David R. Lamarre, Esq. Pillsbury Winthrop LLP 50 Fremont Street San Francisco, California 94105 (415) 983-1000

     Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement becomes effective and after the conditions to the completion of the proposed transaction described in the proxy statement/ prospectus have been satisfied or waived.

     If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.    ☐

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The Information in this proxy statement/ prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary proxy statement/ prospectus is not an offer to sell and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY COPY — SUBJECT TO COMPLETION, DATED OCTOBER 26, 2004

MERGER PROPOSAL — YOUR VOTE IS IMPORTANT

Dear Stockholder:

     You are cordially invited to attend a special meeting of stockholders of Advanced Fibre Communications, Inc. at which you will be asked to adopt the merger agreement, which was entered into on May 19, 2004 and amended and restated as of September 7, 2004, by and among Tellabs, Inc., Chardonnay Merger Corp. and Advanced Fibre Communications, Inc., and, by doing so, approve the proposed merger. In this proxy statement/ prospectus, the “original merger agreement” refers to the merger agreement dated as of May 19, 2004 and the “merger agreement” refers to the original merger agreement, as amended and restated as of September 7, 2004.

     If the merger is completed, you will receive for each share of AFC common stock:

•	0.504 shares of Tellabs common stock; and

•	$12.00 in cash, without interest,

which collectively is referred to as the merger consideration.

     The merger consideration is fixed and will not be adjusted to reflect stock price changes prior to the closing. Based on the closing price of Tellabs common stock on the Nasdaq National Market on September 7, 2004, the last trading day prior to the public announcement of the amendment and restatement of the original merger agreement, the merger consideration represented approximately $16.60 in value for each share of AFC common stock. Based on Tellabs’ closing price on October 25, 2004, of $8.79, the merger consideration represented approximately $16.43 in value for each share of AFC common stock. The value of the merger consideration to be received by AFC stockholders will fluctuate with changes in the price of Tellabs common stock. We urge you to obtain current market quotations for Tellabs and AFC common stock.

     Upon completion of the merger, Tellabs’ stockholders immediately prior to the merger will own approximately 90% of Tellabs’ outstanding shares on a fully diluted basis, and AFC’s former stockholders will own approximately 10% of Tellabs’ outstanding shares on a fully diluted basis. The Tellabs shares will continue to be quoted on the Nasdaq National Market under the symbol “TLAB.”

     The exchange of shares of AFC common stock for shares of Tellabs common stock and cash is expected to be a fully taxable transaction for U.S. federal income tax purposes. For a more complete description of the U.S. federal income tax consequences of the merger, see “The Proposed Merger — Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 56 of this proxy statement/ prospectus.

     We urge you to read this proxy statement/ prospectus, which includes important information about the merger. In particular, see the section titled “Risk Factors” on pages 19 through 29 of this proxy statement/ prospectus which contains a description of the risks that you should consider in evaluating the merger.

     We ask that you adopt the merger agreement and thereby approve the proposed merger. Our special meeting will be held at the following time and place:

November 30, 2004

10:00 a.m., local time
9 Willow Brook Court
Petaluma, California

     Our board of directors has reviewed and considered the terms of the merger and the merger agreement and has unanimously determined that the proposed merger is advisable, fair to and in the best interests of AFC and its stockholders and unanimously recommends that you vote FOR the adoption of the merger agreement, thereby approving the proposed merger.

     We cannot complete the merger unless our stockholders adopt the merger agreement. Your vote is important.

_______________________________________
John A. Schofield
Chief Executive Officer, President
and Chairman of the Board

     Neither the SEC nor any state securities commission has approved or disapproved the securities to be issued under this proxy statement/ prospectus or determined if this proxy statement/ prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

     This proxy statement/ prospectus is dated October [●], 2004 and is first being mailed to AFC stockholders on or about October [●], 2004.

REFERENCES TO ADDITIONAL INFORMATION

      This proxy statement/ prospectus incorporates important business and financial information about Tellabs and AFC from other documents that are not included in or delivered with this proxy statement/ prospectus. This information is available to you without charge upon your written or oral request. You can obtain those documents incorporated by reference into this proxy statement/ prospectus through the Securities and Exchange Commission website http://www.sec.gov or by requesting them in writing or by telephone from the appropriate company at the following addresses and telephone numbers:

• if you are requesting Tellabs documents:	• if you are requesting AFC documents:
Tellabs, Inc. Tellabs Investor Relations 1415 West Diehl Road, Naperville, IL 60563 (630) 798-3602	Advanced Fibre Communications, Inc. Advanced Fibre Communications Investor Relations 1465 North McDowell Blvd., Petaluma, CA 94954 (888) 875-7555

      If you would like to request documents, please do so by November 22, 2004, in order to receive them before the special meeting.

      See “Where You Can Find More Information” beginning on page 106.

VOTING BY TELEPHONE, BY THE INTERNET OR BY MAIL

      If you are a stockholder of record, you may submit your proxy:

•	by telephone, by calling the toll-free number 1-877-PRX-VOTE (1-877-779-8683) in the United States, Canada or Puerto Rico on a touch-tone phone and following the recorded instructions;

•	by accessing the Internet website at www.eproxyvote.com and following the instructions on the website; or

•	by mail, by signing and dating each proxy card you receive, indicating your voting preference on the proposal and returning each proxy card in the prepaid envelope which accompanied that proxy card.

      If you hold your shares through a bank, broker, custodian or other recordholder, please refer to your proxy card or the information forwarded by your bank, broker, custodian or other recordholder to see which options are available to you.

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NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

OF ADVANCED FIBRE COMMUNICATIONS, INC.

TO THE STOCKHOLDERS OF ADVANCED FIBRE COMMUNICATIONS, INC.:

      NOTICE IS HEREBY GIVEN that Advanced Fibre Communications, Inc. will hold a special meeting of its stockholders on November 30, 2004, at 10:00 a.m., local time, at 9 Willow Brook Court, Petaluma, California for the following purposes:

1. To consider and vote upon a proposal to adopt the Agreement and Plan of Merger, dated as of May 19, 2004, as amended and restated as of September 7, 2004, among Tellabs, Inc., Chardonnay Merger Corp., a wholly owned subsidiary of Tellabs, Inc., and Advanced Fibre Communications, Inc. A copy of the merger agreement is included as Annex A to the proxy/ prospectus accompanying this notice.

2. To transact such other business as may properly come before the special meeting and any adjournment or postponement thereof.

      In the merger, each share of AFC common stock will be converted into the right to receive:

•	0.504 shares of Tellabs common stock; and

•	$12.00 in cash, without interest.

      Stockholders of record of AFC common stock at the close of business on October 25, 2004 will be entitled to vote at the special meeting and any adjournment or postponement of that meeting. As of the record date, there were 88,898,494 shares of AFC common stock outstanding. Each share of common stock is entitled to one vote on each matter properly brought before the meeting.

      Under Delaware law, AFC stockholders have the right to dissent from the merger and obtain payment in cash of the fair value of their shares of common stock as determined by the Delaware Chancery Court rather than the merger consideration. To exercise your appraisal rights, you must strictly follow the procedures prescribed by Delaware law. These procedures are summarized in the proxy statement/prospectus accompanying this notice. In addition, the text of the applicable provisions of Delaware law is included as Annex C to the proxy statement/prospectus accompanying this notice.

      You are cordially invited to attend the meeting, but whether or not you expect to attend in person, you can be sure your shares are represented at the meeting by promptly voting and submitting your proxy by phone, by Internet or by completing, signing, dating and returning the enclosed proxy in the enclosed prepaid envelope.

      Your board of directors unanimously recommends that you vote to adopt the merger agreement and thereby approve the proposed merger which is described in detail in the proxy statement/prospectus accompanying this notice.

By Order of the Board of Directors

AMY M. PAUL
Secretary

October      , 2004

YOUR VOTE IS IMPORTANT

WE URGE YOU TO VOTE YOUR SHARES AS PROMPTLY AS POSSIBLE BY (1) CALLING THE TOLL-FREE NUMBER (1-877-PRX-VOTE (1-877-779-8683)), (2) ACCESSING THE INTERNET WEBSITE AT www.eproxyvote.com OR (3) COMPLETING, SIGNING, DATING AND MAILING THE ENCLOSED PROXY CARD.

          PLEASE DO NOT SEND YOUR COMMON STOCK CERTIFICATES AT THIS TIME. IF THE MERGER IS COMPLETED, YOU WILL BE SENT INSTRUCTIONS REGARDING THE SURRENDER OF YOUR CERTIFICATES.

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ii

CHAPTER ONE

THE INTRODUCTION

QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:	What will AFC stockholders and option holders receive in the merger?

A:	If the merger is completed, each share of AFC common stock will be converted into the right to receive 0.504 shares of Tellabs common stock and $12.00 in cash, without interest. Tellabs will not issue fractional shares of common stock. Instead, in lieu of fractional shares that a holder of AFC common stock would otherwise be entitled to receive, such holder will receive a cash payment based on the last reported sale price of Tellabs common stock on the Nasdaq National Market at the close of business on the closing date of the merger.

The merger consideration is fixed and will not be adjusted to reflect stock price changes prior to the closing. Based on the closing price of Tellabs common stock on the Nasdaq National Market on September 7, 2004, the last trading day prior to the public announcement of the amendment and restatement of the original merger agreement, the merger consideration represented approximately $16.60 in value for each share of AFC common stock. Based on Tellabs’ closing price on October 25, 2004, of $8.79, the merger consideration represented approximately $16.43 in value for each share of AFC common stock.

If the merger is completed, each outstanding stock option to purchase AFC common stock will become an option to purchase Tellabs common stock exercisable on generally the same terms and conditions that applied before the merger. Except in the limited circumstances described under “The Merger Agreement — Consideration to be Received Pursuant to the Merger; Treatment of Stock Options and Restricted Stock,” the number of shares of Tellabs common stock subject to the substitute Tellabs option will equal the number of shares of AFC common stock subject to the option immediately prior to the merger, multiplied by the “option exchange ratio” (see “The Merger Agreement — Consideration to be Received Pursuant to the Merger; Treatment of Stock Options and Restricted Stock” beginning on page 69 of this proxy statement/ prospectus for a discussion of this term), rounded down to the nearest whole share. The per share exercise price of each substitute Tellabs option will equal the exercise price of the option immediately prior to the merger divided by the option exchange ratio, rounded up to the nearest whole cent.

In the limited circumstances described under “The Merger Agreement — Consideration to be Received Pursuant to the Merger; Treatment of Stock Options and Restricted Stock,” each outstanding AFC option will be partially converted into a substitute option to purchase the number of shares of Tellabs common stock that would have been received by the holder of the option in the merger if the option had been exercised before the effective time of the merger, with an appropriate adjustment in the exercise price, and partially converted into a right to receive cash equal in amount to the cash that would have been received by the holder of the option in the merger if the option had been exercised before the effective time of the merger, reduced by an allocable share of the exercise price, if greater than zero.

Q:	What is the recommendation of the AFC board of directors?

A:	The AFC board of directors has unanimously determined that the proposed merger is advisable, fair to and in the best interests of AFC and its stockholders and unanimously recommends that you vote FOR the adoption of the merger agreement, thereby approving the proposed merger.

Q:	What vote is required for approval?

A:	Adoption of the merger agreement requires the affirmative vote of at least a majority of the outstanding shares of AFC common stock. Abstentions and broker non-votes have the effect of a vote against the proposal.

Q:	Will AFC stockholders have appraisal rights as a result of the merger?

A:	Yes. Under Delaware law, AFC stockholders have the right to dissent from the merger and obtain payment in cash of the fair value of their shares of common stock as determined by the Delaware Chancery Court rather than the merger consideration. To exercise appraisal rights, such holder must strictly follow the procedures prescribed by Delaware law. These procedures are summarized under “The Proposed Merger — Appraisal Rights for AFC Stockholders” beginning on page 60 of this proxy statement/ prospectus. In addition, the text of the applicable provisions of Delaware law is included as Annex C to this proxy statement/ prospectus.

Q:	What are the material U.S. federal income tax consequences of the merger to AFC stockholders?

A:	The exchange of shares of AFC common stock for shares of Tellabs common stock and cash is expected to be a fully taxable transaction for U.S. federal income tax purposes. As a result, a holder of shares of AFC common stock is expected to recognize capital gain or loss equal to the difference between the amount of cash and the fair market value of any shares of Tellabs common stock received in the merger, determined as of the effective time of the merger, and the stockholder’s basis in the shares of AFC common stock surrendered.

For a more complete description of the U.S. federal income tax consequences of the merger, including a discussion of possible alternative U.S. federal income tax treatment of the merger, see “The Proposed Merger — Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 56 of this proxy statement/ prospectus. The U.S. federal income tax consequences described above may not apply to some holders of shares of AFC common stock, including some types of holders specifically referred to on page 57.

Holders of shares of AFC common stock are urged to consult their tax advisors as to the specific tax consequences to them of the merger, including the applicability and effect of U.S. federal, state, local and foreign income and other tax laws in light of their particular circumstances.

Q:	Why was the original merger agreement amended?

A:	On May 19, 2004, Tellabs and AFC entered into a merger agreement, which we refer to as the “original merger agreement.” As previously announced, following AFC’s release of its second-quarter results and outlook, the Tellabs board of directors requested that Tellabs’ management conduct a further review and analysis of AFC’s business and financial outlook. In light of that review, the market reaction to AFC’s release, and the prospects for completing the merger on the previously announced terms, and in order to increase the likelihood that the merger would be consummated on terms fair to the stockholders of both companies, the two companies agreed to amend and restate the original merger agreement on the terms described in this proxy statement/ prospectus. The original merger agreement, as amended and restated, is referred to in this proxy statement as the “merger agreement.” For more information on the reasons each party agreed to amend the original merger agreement and their activities leading up to the amendment, see “The Proposed Merger — Background of the Merger,” “The Proposed Merger — Recommendation of AFC Board; AFC’s Reasons for the Merger” and “The Proposed Merger — Tellabs’ Reasons for the Merger” beginning on pages 37, 45, and 54, respectively, of this proxy statement/prospectus.

Q:	What do I need to do now?

A:	After you carefully read this proxy statement/ prospectus, please respond by submitting your proxy by telephone or the Internet or by completing, signing, dating and mailing your signed proxy card in the enclosed return envelope, as soon as possible, so that your shares may be represented at the special meeting. In order to assure that your vote is recorded, please vote your proxy as instructed on your proxy card even if you currently plan to attend the special meeting in person.

Q:	Why is my vote important?

A:	You are being asked to adopt the merger agreement and thereby approve the proposed merger. If you do not submit your proxy by telephone or the Internet, or return your proxy card by mail or vote in person at the AFC special meeting, it will be more difficult for AFC to obtain the necessary quorum to hold the special meeting. In addition, if you fail to submit your proxy or attend the special meeting or you abstain from voting on adoption of the merger agreement, your failure to submit your proxy or attend the special meeting or your abstention will have the same effect as a vote against the adoption of the merger agreement.

Q:	How will my proxy be voted?

A:	If you vote by telephone or by the Internet or by completing, signing, dating and mailing your signed proxy card(s), your proxy will be voted in accordance with your instructions. If you sign and date your proxy card(s) but do not indicate how you want to vote, your shares will be voted FOR the proposals in the notice.

Q:	May I vote in person?

A:	Yes. If you are a stockholder of record as of October 25, 2004, you may attend the special meeting and vote your shares in person, instead of submitting your proxy by telephone or by the Internet or returning your signed proxy card.

Q:	If my shares are held in “street name” by my broker, will my broker vote my shares for me?

A:	No. If your shares are held in “street name” by your broker and you do not provide your broker with instructions on how to vote your “street name” shares, your broker will not be permitted to vote them. You should therefore be sure to provide your broker with instructions on how to vote your shares. Please check the voting form used by your broker to see if it offers telephone or Internet submission of proxies.

Q:	What if I fail to instruct my broker?

A:	If you fail to instruct your broker to vote your shares and the broker submits an unvoted proxy, the resulting broker “non-vote” will be counted toward a quorum at the special meeting and it will have the consequences set forth above under “Why is my vote important?”

Q:	What does it mean if I receive more than one set of materials?

A:	This means you own shares that are registered under different names. For example, you may own some shares directly as a stockholder of record and other shares through a broker or you may own shares through more than one broker. In these situations you will receive multiple sets of proxy materials. It is necessary for you to vote, sign and return all of the proxy cards or follow the instructions for any alternative voting procedure on each of the proxy cards you receive in order to vote all of the shares you own. Each proxy card you receive will come with its own prepaid return envelope; if you vote by mail, make sure you return each proxy card in the return envelope which accompanied that proxy card.

Q:	Can I revoke my proxy and change my vote?

A:	Yes. You have the right to revoke your proxy at any time prior to the time your shares are voted at the special meeting. If you are a stockholder of record, your proxy can be revoked in several ways:

• by entering a new vote by telephone or the Internet;

• by delivery of a written revocation to AFC’s secretary prior to the special meeting;

• by submitting another valid proxy bearing a later date prior to the special meeting; or

• by attending the special meeting and voting your shares in person.

However, if your shares are held in “street name” through a bank, broker, custodian or other recordholder, you must check with your bank, broker, custodian or other recordholder to determine how to revoke your proxy.

Q:	When and where is the special meeting?

A:	The AFC special meeting will take place on November 30, 2004 at 10:00 a.m., local time, at 9 Willow Brook Court, Petaluma, California.

Q:	Should I send in my stock certificates now?

A:	No. After the merger is completed, Tellabs will send you written instructions for exchanging your stock certificates for the merger consideration.

Q:	When do you expect the merger to be completed?

A:	Tellabs and AFC are working to complete the merger shortly after the AFC special meeting. However, it is possible that factors outside of their control could require them to complete the merger at a later time or not complete it at all. Tellabs and AFC hope to complete the merger as soon as reasonably practicable.

Q:	Are there risks I should consider in deciding to vote on the adoption of the merger agreement?

A:	Yes, in evaluating the merger agreement and the merger, you should carefully read this proxy statement/ prospectus, including the factors discussed in the section titled “Risk Factors” beginning on page 19.

Q:	Who can answer any questions I may have about the special meeting or the merger?

A:	AFC stockholders may call Innisfree M&A, Inc. at (877) 825-8971.

SUMMARY

      This summary highlights selected information from this proxy statement/ prospectus and may not contain all of the information that is important to you. On May 19, 2004, Tellabs and AFC entered into a merger agreement, which we refer to as the “original merger agreement.” On September 7, 2004, Tellabs and AFC amended and restated the original merger agreement. We refer to the original merger agreement, as amended and restated, as the “merger agreement.” To understand the merger fully and for a more complete description of the legal terms of the merger agreement you should carefully read this entire proxy statement/ prospectus and the documents to which this proxy statement/ prospectus refers you. A copy of the merger agreement is attached as Annex A to this proxy statement/ prospectus and is incorporated by reference into this proxy statement/ prospectus. See “Where You Can Find More Information.”

The Companies Involved in the Proposed Merger (see page 32)

Tellabs, Inc.

One Tellabs Center
1415 W. Diehl Road
Naperville, Illinois 60563
(630) 798-8800
Internet address: www.tellabs.com

      Tellabs, Inc., delivers technology that transforms the way the world communicatesTM. Tellabs’ experts design, develop, deploy and support solutions for telecom networks in more than 100 countries. More than two-thirds of telephone calls and Internet sessions in several countries, including the U.S., flow through Tellabs’ equipment. Tellabs’ product portfolio provides solutions in:

•	transport — this category includes the Tellabs® 5500, Tellabs® 5300, Tellabs® 5500NGX, Tellabs® 6500 and Tellabs® 7100 optical networking systems;

•	managed access — this category includes the Tellabs® 2300, Tellabs® 6300 and Tellabs® 8100 systems, which are designed to enable service providers to offer new services quickly;

•	broadband data — this category includes the Tellabs® 8800 and Tellabs® 8600 systems;

•	voice quality enhancement — this category primarily includes Tellabs’ echo cancellation products: Tellabs® 3000 series stand alone echo cancellers and integrated echo cancellations solutions which are designed to enable long distance and wireless phone companies to offer superior quality; and

•	services and solutions — this category principally includes installation and professional services and support agreements.

      Tellabs’ three strategies focus on energizing the core business, establishing a presence in data and expanding into adjacent markets. Tellabs generates revenue principally through the sale of hardware and software, both as stand-alone products and as elements of integrated systems, to many of the world’s largest and strongest carriers. In addition, Tellabs generates revenue by providing installation and professional services related primarily to its own products and systems.

      Shares of Tellabs common stock are quoted on the Nasdaq National Market under the symbol “TLAB.”

      Chardonnay Merger Corp., a wholly owned subsidiary of Tellabs, was formed on May 17, 2004, for the purpose of effecting the merger.

Advanced Fibre Communications, Inc.

1465 North McDowell Blvd.
Petaluma, California 94954
(707) 792-3500
Internet address: www.afc.com

      AFC sells access solutions to telecommunications companies in the U.S. and international marketplaces. AFC is the largest U.S. wireline equipment manufacturer dedicated solely to the access network. AFC sells its products primarily to service providers who install its equipment as part of their access networks. AFC’s customers in the U.S. are generally incumbent local exchange carriers, or ILECs, which include independent operating companies, or IOCs, and regional Bell operating companies, or RBOCs. In international markets, its customers are primarily incumbent local service providers. AFC offers a comprehensive portfolio of carrier-class, standards-based solutions to carriers that satisfy the demand for such leading technologies and architectures as packetized voice, Fiber-to-the-Premises, or FTTP, Fiber-to-the-Curb, or FTTC, video, and digital subscriber line. Addressing these technologies, AFC offers the following solutions:

•	AdvancedVoice, which provides both legacy and packet-based voice solutions;

•	AFC FiberDirect, innovative FTTP and FTTC offerings that enable carriers to deploy a high-capacity all-fiber network;

•	TelcoVideo, a solution that delivers advanced voice, high-speed Internet, video and other entertainment services; and

•	UniversalDSL, which delivers digital subscriber line, or DSL, technology in multiple deployment options and configurations.

      AFC’s suite of access solutions incorporates elements of its core product portfolio, which includes AccessMAXTM , DISC*STM, TelliantTM , TransMAXTM, PremMAXTM, AFC’s network management system, PanoramaTM, professional services and plant cabinets and technologies. On February 20, 2004, AFC acquired its DISC*S product line, which includes:

•	DISC*S Digital Loop Carrier, a scalable next generation digital loop carrier, or NGDLC, providing plain old telephone service and broadband services;

•	DISC*S HD, a high density version of the DISC*S NGDLC platform;

•	DISC*S MX, a FTTC platform that supports a “triple play” of consumer services: voice, Internet and video; and

•	The Deep Fiber HFC, a broadband FTTC architecture that incorporates radio frequency return capability into the DISC*S fiber in the loop platform.

      Shares of AFC common stock are quoted on the Nasdaq National Market under the symbol “AFCI.”

The Merger (see page 69)

      Under the terms of the proposed merger, a wholly owned subsidiary of Tellabs, formed for the purpose of effecting the merger, will merge with and into AFC, with AFC continuing as the surviving corporation and a wholly owned subsidiary of Tellabs. In the limited circumstances provided for in the merger agreement, immediately following the merger, the surviving corporation will merge with and into a newly created limited liability company wholly owned by Tellabs in a second merger which is referred to as the “subsequent merger.”

      The merger agreement is attached as Annex A to this proxy statement/ prospectus. You are urged to read the merger agreement carefully and fully, as it is the legal document that governs the merger.

AFC Stockholders Will Receive 0.504 Shares of Tellabs Common Stock and $12.00 in Cash for Each Share of AFC Common Stock (see page 69)

      AFC stockholders who have not perfected appraisal rights will receive 0.504 shares of Tellabs common stock and $12.00 in cash, without interest, for each share of AFC common stock they hold. Tellabs will not issue fractional shares pursuant to the merger. As a result, the total number of shares of Tellabs common stock that each AFC stockholder will receive pursuant to the merger will be rounded down to the nearest whole number, and each AFC stockholder will receive a cash payment for the remaining fraction of a share of

Tellabs common stock that he or she would otherwise receive, if any, based on the last reported sale price per share of Tellabs common stock on the Nasdaq National Market at the close of business on the closing date of the merger, rounded down to the nearest cent.

      Example: If you currently own 137 shares of AFC common stock, you will be entitled to receive 69 shares of Tellabs common stock and a check for $1,644.00 (representing the $12.00 cash per share of AFC common stock) plus the market value of 0.048 shares of Tellabs common stock at the close of business on the closing date of the merger.

Each Outstanding Option to Purchase AFC Common Stock Will be Converted into an Option to Purchase Tellabs Common Stock or, in Limited Circumstances, an Option to Purchase Tellabs Common Stock and One or More Cash Payments, and All Restrictions on AFC Restricted Shares Will Be Assigned to Tellabs (see page 69)

      Upon completion of the merger, each outstanding stock option to purchase AFC common stock will become an option to purchase Tellabs common stock, exercisable on generally the same terms and conditions that applied before the merger. Except in the limited circumstances described under “The Merger Agreement — Consideration to be Received Pursuant to the Merger; Treatment of Stock Options and Restricted Stock,” the number of shares of Tellabs common stock subject to the substitute Tellabs option will equal the number of shares of AFC common stock subject to the option immediately prior to the merger, multiplied by the “option exchange ratio,” rounded down to the nearest whole share. The per share exercise price of each substitute Tellabs option will equal the exercise price of the option immediately prior to the merger divided by the option exchange ratio, rounded up to the nearest whole cent. The “option exchange ratio” is equal to the sum of 0.504 plus the fraction obtained by dividing $12.00 by the average per share last reported sale price of Tellabs common stock over the ten trading days preceding the closing date of the merger.

      In the limited circumstances described under “The Merger Agreement — Consideration to be Received Pursuant to the Merger; Treatment of Stock Options and Restricted Stock,” each outstanding AFC option instead will be partially converted into a substitute option to purchase the number of shares of Tellabs common stock that would have been received by the holder of the option in the merger if the option had been exercised before the effective time of the merger, with an appropriate adjustment in the exercise price, and partially converted into a right to receive cash equal in amount to the cash that would have been received by the holder of the option in the merger if the option had been exercised before the effective time of the merger, reduced by an allocable share of the exercise price, if greater than zero.

      Upon completion of the merger, all restrictions on shares of AFC common stock held by employees of AFC or its subsidiaries immediately prior to the merger, including all repurchase and forfeiture rights, will be assigned to Tellabs, and the shares of Tellabs common stock issued and the cash paid upon the conversion of such restricted shares in the merger will continue to be unvested and subject to the same restrictions which applied immediately prior to the merger, after giving effect to any acceleration, lapse or other vesting occurring by operation of the merger.

The Merger Consideration is Fixed and Will Not Be Adjusted in Response to Changes in the Stock Prices of Tellabs or AFC (see page 69)

      Because the merger consideration is fixed in the merger agreement and neither Tellabs nor AFC has the right to terminate the merger agreement based solely on changes in either party’s stock price, the market value of the Tellabs common stock that AFC stockholders receive in the merger may fluctuate significantly from its current value.

      The table below shows the closing prices of Tellabs and AFC common stock, which are quoted on the Nasdaq National Market under the symbols “TLAB” and “AFCI,” respectively, and the pro forma “equivalent stock price plus cash” at the close of the regular trading session on September 7, 2004, the last trading day prior to the public announcement of the amendment and restatement of the original merger agreement, and October 25, 2004, the most recent trading day for which that information was available prior to the mailing of this proxy statement/ prospectus. The “equivalent stock price plus cash” of shares of AFC common stock represents the closing sales price per share of Tellabs common stock on the Nasdaq National Market as of the applicable date, multiplied by 0.504, plus the cash consideration of $12.00 per share of AFC common stock.

	Tellabs Common Stock	AFC Common Stock	AFC Equivalent Stock
	Closing Price	Closing Price	Price Plus Cash

September 7, 2004	$9.12	$17.20	$16.60
October 25, 2004	$8.79	$15.54	$16.43

      The value of the merger consideration to be received by AFC stockholders will fluctuate with changes in the price of Tellabs common stock. You are urged to obtain current market quotations for shares of both companies.

AFC Stockholders Will Hold Approximately 10% of the Tellabs Shares of Common Stock Following Completion of the Merger (see page 89)

      Tellabs will issue up to approximately 44.5 million shares of Tellabs common stock to AFC stockholders as contemplated by the merger agreement. In addition, approximately 29.1 million shares of Tellabs common stock will be issuable pursuant to AFC stock options to be assumed by Tellabs and substituted with options to purchase shares of Tellabs common stock. Immediately following completion of the merger, it is expected that there will be approximately 466.5 million shares of Tellabs common stock issued and outstanding. The shares of Tellabs common stock to be issued to AFC stockholders as contemplated by the merger agreement will represent approximately 10% of the outstanding Tellabs common stock after the merger on a fully diluted basis. This information is based on the number of Tellabs and AFC shares and options outstanding on June 30, 2004.

Tellabs Does Not Anticipate Paying a Cash Dividend Following Completion of the Merger

      Tellabs has never paid cash dividends and does not anticipate paying a cash dividend in the foreseeable future following the merger.

Material U.S. Federal Income Tax Consequences of the Merger (see page 56)

      The exchange of shares of AFC common stock for shares of Tellabs common stock and cash is expected to be a fully taxable transaction for U.S. federal income tax purposes. As a result, a holder of shares of AFC common stock is expected to recognize gain or loss equal to the difference between the amount of cash and the fair market value of any shares of Tellabs common stock received in the merger, determined as of the effective time of the merger, and the stockholder’s basis in the shares of AFC common stock surrendered.

      For a more complete description of the U.S. federal income tax consequences of the merger, including a discussion of possible alternative U.S. federal income tax treatment of the merger, see “The Proposed Merger — Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 56 of this proxy statement/ prospectus. The U.S. federal income tax consequences described above may not apply to some holders of AFC common stock, including some types of holders specifically referred to on page 57.

      Holders of shares of AFC common stock are urged to consult their tax advisors as to the specific tax consequences to them of the merger, including the applicability and effect of U.S. federal, state, local and foreign income and other tax laws in light of their particular circumstances.

Due to Variances Between the Certificates of Incorporation, By-Laws and Other Corporate Documents of Tellabs and AFC, Differences Exist Between the Rights of Tellabs Stockholders and AFC Stockholders (see page 93)

      The rights of stockholders of both companies are governed by Delaware law. However, there are differences in the rights of Tellabs stockholders and AFC stockholders as a result of the provisions of the certificate of incorporation, by-laws and other corporate documents of each company. See “Certain Legal Information — Comparison of Tellabs/ AFC Stockholder Rights.”

Recommendation of AFC Board of Directors to Stockholders (see page 45)

      The AFC board of directors has reviewed and considered the terms of the merger and the merger agreement and has unanimously determined that the proposed merger is advisable, fair to and in the best interests of AFC and its stockholders and unanimously recommends that you vote FOR the proposal to adopt the merger agreement and thereby approve the proposed merger.

AFC Officers and Directors Have Interests in the Merger that May Be Different from, or in Addition to, the Interests of the AFC Stockholders (see page 65)

      When you consider the AFC board of directors’ recommendation that you vote in favor of the adoption of the merger agreement, you should be aware that AFC officers and directors may have interests in the merger that are different from, or in addition to, your interests. Those interests include:

•	Tellabs’ agreement to appoint one AFC director, John A. Schofield, to Tellabs’ board of directors following the merger;

•	Tellabs’ intention to appoint John A. Schofield as vice chairman of the Tellabs board of directors following the merger;

•	the accelerated vesting of options held by directors of AFC (other than those held by Mr. Schofield);

•	the accelerated vesting of options held by certain executive officers of AFC following the merger if they are terminated for a reason other than misconduct or if they resign for reasons specified under “Interests of AFC’s Directors and Executive Officers in the Merger”;

•	the entitlement of executive officers of AFC to receive severance benefits following the merger if they are terminated without cause or if they voluntarily terminate their employment for certain reasons as described under “Interests of AFC’s Directors and Executive Officers in the Merger”;

•	Tellabs’ agreement to provide officers and directors of AFC with continuing indemnification rights;

•	Tellabs’ agreement to provide directors’ and officers’ insurance for six years following the merger;

•	Tellabs’ agreement (i) to permit AFC employees, including executive officers, who are or are expected to be eligible to take a sabbatical prior to January 1, 2006 to take such sabbatical subject to the terms of the sabbatical program and such other terms acceptable to Tellabs and AFC or (ii) for those employees that are not so eligible, to cause the subsidiary of Tellabs surviving the merger to make cash payments to AFC employees, including executive officers, in lieu of the benefits such employees are entitled to receive under AFC’s current sabbatical program; and

•	Tellabs’ agreement to cause the subsidiary of Tellabs surviving the merger to make specified payments under AFC’s Management Incentive Program to officers of AFC who prior to December 31, 2004 are terminated by Tellabs or voluntarily leave for specified reasons.

      As a result, the directors and officers of AFC may be more likely to recommend the adoption of the merger agreement than if they did not have these interests.

AFC’s Financial Advisor Delivered its Opinion to the AFC Board of Directors to the Effect that, as of September 7, 2004, the Merger Consideration Was Fair, from a Financial Point of View, to the AFC Stockholders (see page 48)

      Bear, Stearns & Co. Inc. delivered its oral opinion (subsequently confirmed in writing) to the AFC board of directors to the effect that, as of September 7, 2004 and based upon and subject to the assumptions, qualifications and limitations set forth in such opinion, the merger consideration of (i) 0.504 shares of Tellabs common stock and (ii) $12.00 in cash, to be paid for each share of AFC common stock in the proposed merger was fair, from a financial point of view, to the holders of AFC common stock. The full text of the written opinion of Bear Stearns dated September 7, 2004, which sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations of the review undertaken in connection with such opinion, is attached as Annex B to this proxy statement/ prospectus. AFC stockholders are urged to, and should, read this opinion in its entirety.

      The Bear Stearns opinion is addressed to the AFC board of directors and is directed to the fairness, from a financial point of view, of the merger consideration to be paid in the proposed merger. The Bear Stearns opinion does not constitute a recommendation to any AFC stockholder as to how any such stockholder should vote or act with respect to the proposed merger or any other matter.

AFC Stockholder Approval Will Be Required to Complete the Merger (see page 34)

      Adoption of the merger agreement requires the affirmative vote of at least a majority of the outstanding shares of AFC common stock. On October 25, 2004, which is the record date for determining those AFC stockholders who are entitled to vote at the special meeting, directors and executive officers of AFC and their affiliates beneficially owned and had the right to vote less than 1% of the outstanding shares of AFC common stock outstanding and entitled to vote at the special meeting. To AFC’s knowledge, directors and executive officers of AFC and their affiliates intend to vote their common stock in favor of the adoption of the merger agreement.

You Will Have Appraisal Rights in Connection with the Merger (see page 60)

      Under Delaware law, you have the right to dissent from the merger and obtain payment in cash of the fair value of your shares of common stock as determined by the Delaware Chancery Court rather than the merger consideration. To exercise such appraisal rights you must strictly follow the procedures prescribed by Delaware law. These procedures are summarized under “The Proposed Merger — Appraisal Rights for AFC Stockholders.” In addition, the text of the applicable provisions of Delaware law is included as Annex C to this proxy statement/ prospectus.

The Completion of the Merger is Subject to the Satisfaction or Waiver of a Number of Conditions (see page 79)

      The completion of the merger depends upon the satisfaction or waiver of a number of conditions, including the following:

•	adoption of the merger agreement by the AFC stockholders;

•	authorization for quotation by the Nasdaq National Market of the shares of Tellabs common stock issuable pursuant to the merger agreement, subject to official notice of issuance;

•	all authorizations, consents, orders, declarations or approvals of governmental entities, the failure of which to obtain would have the effect of making the merger illegal or would, individually or in the aggregate, have a material adverse effect on Tellabs (assuming the merger had taken place), having been obtained;

•	absence of any law, judgment, injunction or other order by a governmental entity prohibiting the completion of the merger;

•	compliance in all material respects by the parties with their respective obligations under the merger agreement;

•	absence of breaches of the representations and warranties in the merger agreement;

•	absence of a material adverse effect having occurred on either party since September 7, 2004, the date of the amendment and restatement of the original merger agreement; and

•	not more than 10% of the shares of AFC common stock outstanding immediately prior to the effective time having exercised appraisal rights.

How the Merger Agreement May Be Terminated by Tellabs and AFC (see page 80)

      Tellabs and AFC may mutually agree to terminate the merger agreement and abandon the merger at any time prior to completion of the merger, whether before or after the AFC stockholders have adopted the merger agreement.

      In addition, either party could decide, without the consent of the other, to terminate the merger agreement in a number of situations, including:

•	if the merger is not completed by December 31, 2004;

•	if the required approval of the AFC stockholders is not obtained at the special meeting; or

•	if the other party breaches its representations, warranties or covenants in the merger agreement, which breach results in a failure of one of the conditions to the completion of the merger being satisfied.

      The merger agreement may be terminated by AFC prior to completion of the merger if:

•	the AFC board of directors authorizes AFC, subject to complying with the terms of the merger agreement, to enter into a definitive agreement with a third party concerning a transaction that constitutes a “superior proposal” (see “The Merger Agreement — Covenants — No Solicitation” for a discussion of this term) and AFC notifies Tellabs in writing that it intends to enter into the agreement;

•	Tellabs does not make, within five days of receipt of AFC’s written notification of its intention to enter into a definitive agreement for a superior proposal, an offer that the AFC board of directors determines, in its reasonable good faith judgment after consultation with its financial advisors, is at least as favorable, from a financial point of view, to the stockholders of AFC; and

•	prior to or concurrently with the termination of the merger agreement, AFC pays to Tellabs a termination fee of $44.45 million.

      The merger agreement may also be terminated by AFC prior to completion of the merger if Tellabs enters into a letter of intent, agreement in principle, acquisition or similar agreement with respect to a “parent acquisition transaction” (see “The Merger Agreement — Termination of Merger Agreement” for a discussion of this term) and AFC notifies Tellabs in writing that it is terminating the merger agreement within 10 days of the earlier to occur of such parent acquisition transaction and the public announcement of the entry into such letter of intent, agreement in principle, acquisition or similar agreement.

      The merger agreement may be terminated by Tellabs prior to completion of the merger if, prior to the approval by AFC stockholders of the merger:

•	the board of directors of AFC or a committee thereof withdraws, qualifies, amends or modifies its recommendation of the merger in a manner adverse to Tellabs or recommends to AFC stockholders a takeover proposal other than the merger; or

•	a tender offer or exchange offer for 15% or more of the outstanding shares of AFC capital stock is commenced and AFC’s board of directors fails to recommend against acceptance of such offer within 10 business days of such commencement.

Termination Fees and Expenses May Be Payable Under Some Circumstances (see page 82)

      Generally, if the merger agreement is terminated by Tellabs in specified circumstances where the AFC board of directors has withdrawn, qualified, amended or modified its recommendation of the merger with Tellabs in a manner adverse to Tellabs or by either party in specified circumstances involving the acquisition of AFC by another person, AFC will be required to pay Tellabs a termination fee of $44.45 million and up to $10 million of Tellabs’ expenses.

      If the merger agreement is terminated by AFC where Tellabs enters into a letter of intent, agreement in principle, acquisition or similar agreement with respect to a parent acquisition transaction, Tellabs will be required to pay a termination fee to AFC of $44.45 million and up to $10 million of AFC’s expenses.

The Completion of the Merger is Subject to Regulatory Clearance (see page 59)

      Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, the merger cannot be completed until we have made required notifications and given certain information and materials to the Federal Trade Commission and the Antitrust Division of the United States Department of Justice and until specified waiting period requirements have expired. Tellabs and AFC filed the required notification and report forms with the Federal Trade Commission and the Antitrust Division on June 21, 2004. On June 30, 2004 Tellabs and AFC received notice from the Federal Trade Commission and the Antitrust Division that Tellabs and AFC had received early termination of the waiting period.

Tellabs Common Stock Will Be Quoted on the Nasdaq National Market

      The shares of Tellabs common stock to be issued pursuant to the merger will be quoted on the Nasdaq National Market under the symbol “TLAB.”

Accounting Treatment of the Merger (see page 89)

      Tellabs will account for the merger under the purchase method of accounting for business combinations under accounting principles generally accepted in the United States.

The Merger and the Performance of the Combined Company are Subject to a Number of Risks (see page 19)

      There are a number of risks relating to the merger and to the businesses of Tellabs, AFC and the combined company following the merger. See “Risk Factors” beginning on page 19 of this proxy statement/prospectus for a discussion of these and other risks and see also the documents that Tellabs and AFC have filed with the Securities and Exchange Commission and which have been incorporated by reference into this proxy statement/prospectus.

Selected Historical Financial Information

      The following selected historical consolidated financial information is being provided to assist you in your analysis of the financial aspects of the merger. The annual Tellabs historical information is derived from the consolidated financial statements of Tellabs as of and for each of the years in the five-year period ended January 2, 2004. The annual AFC historical information is derived from the consolidated financial statements of AFC as of and for each of the years in the five-year period ended December 31, 2003. The data as of and for the six months ended July 2, 2004 and June 27, 2003, in the case of Tellabs, and June 30, 2004 and 2003, in the case of AFC, has been derived from unaudited interim financial statements of both Tellabs and AFC. The unaudited interim financial information is not necessarily indicative of the results to be expected for any other interim period or for fiscal year 2004 as a whole. However, in the opinion of each company’s management, the unaudited interim financial information presented includes all adjustments (consisting of normal recurring accruals) that are necessary for the fair presentation of the results for the interim period. The information is only a summary and should be read in conjunction with each company’s historical consolidated financial statements and related notes contained in the Tellabs and AFC annual reports on Form 10-K for the years ended January 2, 2004 and December 31, 2003, respectively, and quarterly reports on Form 10-Q for the quarters ended July 2, 2004 and June 30, 2004, respectively, which have been incorporated by reference in this proxy statement/ prospectus, as well as other information that has been filed with the Securities and Exchange Commission (“SEC”). See “Where You Can Find More Information” for information on where you can obtain copies of this information. The historical results included below and elsewhere in this proxy statement/ prospectus are not indicative of the future performance of Tellabs, AFC or the combined company.

Tellabs Selected Historical Financial Information

	As of and for the

	Six Months Ended		Year Ended

	July 2,	June 27,	January 2,	December 27,	December 28,	December 29,	December 31,
	2004(1)	2003(2)	2004(3)	2002(4)	2001(5)	2000	1999

	(In millions, except per share data)
Statement of Operations Information
Revenue	$568.1	$456.6	$980.4	$1,317.0	$2,199.7	$3,387.4	$2,322.4
Gross profit	$325.3	$138.0	$354.0	$486.5	$763.2	$1,835.4	$1,382.3
Operating profit (loss)	$65.4	$(167.9)	$(264.5)	$(329.7)	$(279.4)	$995.0	$731.8
Earnings (loss) before income taxes and cumulative effect of change in accounting principle	$75.6	$(153.7)	$(244.7)	$(327.8)	$(244.8)	$1,109.4	$802.1
Earnings (loss) before cumulative effect of change in accounting principle	$63.0	$(153.6)	$(241.6)	$(313.1)	$(182.0)	$760.0	$549.7
Net earnings (loss)	$63.0	$(153.6)	$(241.6)	$(313.1)	$(182.0)	$730.8	$549.7
Earnings (loss) per share, before cumulative effect of change in accounting principle, assuming dilution	$0.15	$(0.37)	$(0.58)	$(0.76)	$(0.44)	$1.82	$1.32
Earnings (loss) per share, assuming dilution	$0.15	$(0.37)	$(0.58)	$(0.76)	$(0.44)	$1.75	$1.32
Average number of common shares outstanding, assuming dilution	419.9	412.4	413.1	411.4	409.6	418.4	417.0
Balance Sheet Information
Total assets	$2,625.3	$2,624.9	$2,607.5	$2,705.7	$2,865.8	$3,073.1	$2,354.6
Total liabilities	$357.8	$387.5	$388.2	$415.4	$400.2	$445.5	$307.1
Stockholders’ equity	$2,267.5	$2,237.4	$2,219.3	$2,290.3	$2,465.6	$2,627.6	$2,047.5

(1)	Includes net restructuring and other charges of $10.7 million ($9.8 million, after tax, or $0.02 per diluted share).

(2)	Includes net restructuring and other charges of $80.4 million ($79.4 million, after tax, or $0.19 per diluted share).

(3)	Includes net restructuring and other charges of $172.6 million ($161.4 million, after-tax, or $0.39 per diluted share).

(4)	Includes net restructuring and other charges, acquired in-process research and development costs and investment write-downs, of $303.7 million ($296.6 million, after-tax, or $0.72 per diluted share).

(5)	Includes net restructuring and other charges of $448.6 million ($321.6 million, after-tax, or $0.79 per diluted share).

AFC Selected Historical Financial Information(1)

	As of and for the

	Six Months Ended
	June 30,		Year Ended December 31,

	2004(2)	2003(3)	2003(4)	2002(5)	2001(6)	2000(7)	1999(8)(9)

	(In millions, except per share data)
Statement of Operations Information
Revenues	$211.4	$163.5	$333.5	$344.1	$327.6	$416.9	$296.6
Gross profit	$95.5	$80.7	$164.1	$164.1	$111.6	$201.5	$138.7
Operating income (loss)	$(7.7)	$8.3	$23.8	$8.3	$(39.3)	$66.1	$22.0
Income (loss) before income taxes	$(2.9)	$15.5	$35.6	$46.8	$267.0	$117.5	$407.4
Net income (loss)	$(1.8)	$11.7	$26.7	$31.8	$165.5	$77.6	$249.1
Basic net income (loss) per share	$(0.02)	$0.14	$0.31	$0.38	$2.03	$0.97	$3.20
Shares used in basic per share computations	87.9	85.1	85.8	83.4	81.4	80.2	77.7
Diluted net income (loss) per share	$(0.02)	$0.14	$0.31	$0.37	$1.98	$0.91	$3.05
Shares used in diluted per share computations	87.9	86.3	87.5	85.3	83.6	84.8	81.7
Balance Sheet Information
Total assets	$1,544.3	$1,316.9	$1,317.7	$1,233.0	$1,146.9	$1,135.2	$900.8
Total liabilities	$540.9	$371.4	$332.5	$314.2	$308.3	$315.5	$255.7
Total stockholders’ equity	$1,003.4	$945.5	$985.2	$918.8	$838.6	$819.7	$645.1

(1)	Certain prior period amounts have been reclassified to conform to the current presentation.

(2)	The six months ended June 30, 2004 included $14 million for in-process research and development cost written off upon the acquisition of NAA, $6.3 million in amortization of acquired intangible assets, $3.5 million in Tellabs-related merger costs, $1.7 million in leased facility write-offs, and a benefit of $5.8 million from an arbitration award treated as a reduction to operating expenses.

(3)	The six months ended June 30, 2003 included $1.4 million in unrealized gains on AFC’s investment in securities of Cisco Systems, Inc. It also included a benefit of $2 million from reversal of a purchase commitment reserve that was largely offset by the subsequent recording of an inventory reserve for the material purchased under this commitment, with no significant impact on income. The period also included a benefit of $2.6 million from change in warranty estimate and accruals, a charge of $5.5 million resulting from the 2003 workforce reduction and $1.4 million charge for amortization of acquired intangible assets.

(4)	2003 included changes in warranty estimate methodology and warranty estimate and accruals for a reversal of $4.6 million in reserve, $6.6 million in severance and related costs for workforce reduction, $2.8 million write-down of an impaired intangible asset, $2.0 million in amortization of acquired intangible assets, $1.0 million write-down of an impaired investment and $1.4 million in unrealized gains on the Cisco Systems securities investment. It also included a benefit of $2.5 million from reversal of a purchase commitment reserve that was completely offset by the subsequent recording of an inventory reserve for the material purchased under this commitment.

(5)	2002 included a $0.9 million charge resulting from the 2002 workforce reduction, $3.3 million in amortization of acquired intangibles, $12.4 million write-off of acquired in-process research and development costs, $4.4 million of litigation settlement costs, $18.4 million in unrealized gains on the Cisco Systems securities investment and a $13.6 million accrued distribution payment from Marconi Communications, Inc. (Marconi).

(6)	2001 included $18.9 million in charges to excess and obsolete inventory, $13.4 million in purchase commitments, a $4.3 million charge to cost of revenues, a $9.3 million charge to provision for doubtful accounts, $4.9 million in facility lease impairment charges, $1.4 million related to fixed asset write-downs, severance costs and foreign sales office closures, a $2.3 million write-down of an impaired investment and $13.6 million in accrued distribution payments from Marconi. 2001 also included $285.7 million in unrealized gains on the Cisco Systems securities investment from the application of Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, and related net gains on the Cisco Systems holdings during the year.

(7)	2000 included $42.9 million from Marconi as settlement of outstanding litigation and a subsequent distribution payment, and GVN Technologies, Inc. (GVN) acquisition related costs.

(8)	1999 included a $379.3 million gain recognized upon conversion of an investment into Cisco Systems common stock.

(9)	Amounts have been restated to reflect the acquisition of GVN in 2000 accounted for as a pooling of interests.

Selected Unaudited Pro Forma Condensed Combined Consolidated Financial Information

      The merger will be accounted for under the purchase method of accounting, which means the assets and liabilities of AFC will be recorded, as of completion of the merger, at their respective fair values and added to those of Tellabs. For a more detailed description of purchase accounting, see “The Proposed Merger — Accounting Treatment.”

      We have presented below selected unaudited pro forma condensed combined consolidated financial information that reflects the purchase method of accounting and gives effect to:

•	AFC’s acquisition of North American Access, a business unit of Marconi Communications, Inc.; and

•	the merger,

in the case of the statement of operations information, as though the transactions had occurred at the beginning of the periods presented, and in the case of the balance sheet information, as though the transactions had occurred as of July 2, 2004.

      The unaudited pro forma condensed combined consolidated financial information has been prepared giving effect to the issuance of 0.504 shares of Tellabs common stock and the payment of $12.00 in cash, without interest, in exchange for each share of AFC common stock.

      The unaudited pro forma condensed combined consolidated financial information may have been different had the companies actually been combined at the beginning of each period presented. The selected unaudited pro forma condensed combined consolidated financial information does not reflect the effect of asset dispositions, if any, or cost savings that may result from the merger. You should not rely on the selected unaudited pro forma condensed combined consolidated financial information as being indicative of the historical results that would have occurred had the companies been combined or the future results that may be achieved after the completion of the merger. The following selected unaudited pro forma condensed combined consolidated financial information has been derived from, and should be read in conjunction with, the Unaudited Pro Forma Condensed Combined Consolidated Financial Statements and related notes included in Chapter Four of this proxy statement/ prospectus.

	For the

	Six Months Ended	Year Ended
	July 2, 2004	January 2, 2004

	(In millions, except per share data)
Statement of Operations Information
Revenue	$809.9	$1,498.5
Operating earnings (loss)	40.0	(302.2)
Net earnings (loss)	21.4	(182.7)
Earnings (loss) per share:
Basic	$0.05	$(0.40)
Diluted	0.05	(0.40)
Weighted average number of shares and share equivalents:
Basic	460.2	457.6
Diluted	466.5	457.6
Balance Sheet Information (as of July 2, 2004)
Cash, cash equivalents and investments in marketable securities	$1,030.3
Total assets	3,728.9
Total liabilities	909.0
Stockholders’ equity	2,819.9
Book value per share	6.12

Comparative Historical and Unaudited Pro Forma Per Share Information

      The following table sets forth selected historical per share information of Tellabs and AFC and unaudited pro forma condensed combined consolidated per share information after giving effect to the merger between Tellabs and AFC, under the purchase method of accounting, after giving effect to the issuance of 0.504 shares of Tellabs common stock and the payment of $12.00 in cash, without interest, in exchange for each share of AFC common stock. You should read this information in conjunction with the selected historical financial information, included elsewhere in this proxy statement/ prospectus, and the historical financial statements of Tellabs and AFC and related notes that are incorporated in this proxy statement/ prospectus by reference. The unaudited Tellabs pro forma condensed combined consolidated per share information is derived from, and should be read in conjunction with, the Unaudited Pro Forma Condensed Combined Consolidated Financial Statements and related notes included in Chapter Four of this proxy statement/ prospectus. The historical per share information is derived from audited financial statements of Tellabs and AFC as of and for the year ended January 2, 2004 and December 31, 2003, respectively, and unaudited financial statements of Tellabs and AFC as of and for the six months ended July 2, 2004 and June 30, 2004, respectively. The unaudited pro forma AFC per share equivalents are calculated by multiplying the unaudited Tellabs pro forma combined per share amounts by the exchange ratio of 0.504.

      The unaudited pro forma condensed combined consolidated per share information does not purport to represent what the actual results of operations of Tellabs and AFC would have been had the companies been combined during the periods presented or to project Tellabs’ and AFC’s results of operations that may be achieved after the completion of the merger.

	For the

	Six Months Ended	Year Ended
	July 2, 2004	January 2, 2004

Unaudited Tellabs Pro Forma Combined
Per share information:
Income:
Basic	$0.05	$(0.40)
Diluted	0.05	(0.40)
Stockholders’ equity	6.12	N/A
Tellabs — Historical
Per share information:
Income:
Basic	$0.15	$(0.58)
Diluted	0.15	(0.58)
Stockholders’ equity	5.45	5.35
AFC — Historical
Per share information:
Income:
Basic	$(0.02)	$0.31
Diluted	(0.02)	0.31
Stockholders’ equity	11.37	11.32
Unaudited Pro Forma AFC Equivalents Combined
Per share information:
Income:
Basic	$0.03	$(0.20)
Diluted	0.03	(0.20)
Stockholders’ equity	3.08	N/A

Comparative Per Share Market Price and Dividend Information

      Tellabs common stock and AFC common stock are each quoted on the Nasdaq National Market. Tellabs’ and AFC’s ticker symbols are “TLAB” and “AFCI,” respectively. The following table shows, for the calendar quarters indicated, based on published financial sources, the high and low sale prices of shares of Tellabs and AFC common stock as reported on the Nasdaq National Market. Neither Tellabs nor AFC has paid cash dividends on its common stock.

	Tellabs		AFC
	Common Stock		Common Stock

	High	Low	High	Low

2002
First Quarter	$17.47	$10.10	$20.02	$14.75
Second Quarter	10.65	5.54	20.55	14.90
Third Quarter	7.64	4.00	19.60	12.15
Fourth Quarter	10.11	4.15	19.00	11.30
2003
First Quarter	9.73	5.07	19.85	14.64
Second Quarter	8.74	5.26	19.55	13.93
Third Quarter	8.28	5.85	25.50	15.07
Fourth Quarter	8.80	6.77	27.50	19.43
2004
First Quarter	11.37	8.05	26.60	19.76
Second Quarter	10.02	7.63	23.35	15.30
Third Quarter	10.32	7.40	20.18	14.68
Fourth Quarter (through October 25, 2004)	9.59	8.66	16.26	15.18

RISK FACTORS

      Tellabs and AFC will operate as a combined company in a market environment that is difficult to predict and that involves significant risks, many of which will be beyond the combined company’s control. In addition to the other information contained in or incorporated by reference into this proxy statement/ prospectus, you should carefully consider the risks described below before deciding how to vote your shares. Additional risks and uncertainties not presently known to Tellabs and AFC or that are not currently believed to be important to you, if they materialize, also may adversely affect the merger and Tellabs and AFC as a combined company.

      In addition, Tellabs’ and AFC’s respective businesses are subject to numerous risks and uncertainties, including the risks and uncertainties described, in the case of Tellabs, in Exhibit 99.3 to its Quarterly Report on Form 10-Q for the fiscal quarter ended March 28, 2003, and, in the case of AFC, in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2004, each of which is incorporated by reference into this proxy statement/ prospectus. These risks and uncertainties will continue to apply to Tellabs and AFC as independent companies if the merger is not consummated.

Risks Relating to the Merger

The value of Tellabs shares to be received by AFC stockholders will fluctuate.

      Upon consummation of the merger, each share of AFC common stock will be converted into the right to receive 0.504 shares of Tellabs common stock and $12.00 in cash, without interest. The number of shares of Tellabs common stock to be issued pursuant to the merger for each share of AFC common stock is fixed. The market price of Tellabs common stock when the merger is completed may fluctuate significantly from its market price at the date of this proxy statement/ prospectus and at the date of the special meeting. For example, during the 12-month period ended on October 25, 2004, the most recent practicable date prior to the mailing of this proxy statement/ prospectus, Tellabs common stock traded in a range from a low of $7.01 to a high of $11.37 and ended that period at $8.79 See “Summary — Comparative Per Share Market Price and Dividend Information” for more detailed share price information.

      Future fluctuations in the price of Tellabs common stock may be the result of various factors, including:

•	changes in the business, operations or prospects of Tellabs or AFC;

•	general market and economic conditions; and

•	litigation and/or regulatory developments,

many of which factors are beyond Tellabs’ control. The merger may not be completed until a significant period of time has passed after the special meeting. At the time of the special meeting, AFC stockholders will not know the exact market value of the Tellabs common stock that will be issued in connection with the merger. The value of the merger consideration to be received by AFC stockholders will fluctuate with changes in the price of Tellabs’ common stock. Stockholders of AFC are urged to obtain current market quotations for Tellabs and AFC common stock.

The anticipated benefits of combining AFC and Tellabs may not be realized.

      Tellabs and AFC entered into the merger agreement with the expectation that the merger would result in various benefits, including, among other things, enhanced revenues and revenue synergies, a diversified market position, cross selling opportunities, cost savings and operating efficiencies. Achieving the anticipated benefits of the merger is subject to a number of uncertainties, including whether Tellabs integrates AFC in an efficient and effective manner, and general competitive factors in the market place. Failure to achieve these anticipated benefits could result in increased costs, decreases in the amount of expected revenues and diversion of management’s time and energy and could have an adverse effect on the combined company’s business, financial condition, operating results and prospects.

      Among the factors considered by the boards of directors of Tellabs and AFC in connection with their respective approvals of the merger agreement were the benefits that could result from the merger. Tellabs and

AFC cannot give any assurance that these benefits will be realized within the time periods contemplated or even that they will be realized at all.

Tellabs and AFC may be unable to successfully integrate their operations.

      The merger involves the integration of two companies that previously operated independently. The difficulties of combining each company’s operations include:

•	the necessity of coordinating geographically separated organizations, systems and facilities and diverse product and service offerings;

•	coordinating research and development activities to enhance introduction of new products and services;

•	preserving customer, distribution, manufacturing, supplier and other important relationships of both Tellabs and AFC; and

•	integrating personnel with diverse business backgrounds.

      The process of integrating operations could cause an interruption of, or loss of momentum in, the activities of one or more of the combined company’s businesses and the loss of key personnel. The diversion of management’s attention and any delays or difficulties encountered in connection with the merger and the integration of the two companies’ operations could have an adverse effect on the business, financial condition, operating results and prospects of the combined company after the merger, and could impair the combined company’s ability to realize the anticipated benefits of the merger.

      AFC’s acquisition of Marconi’s North American Access business was completed on February 20, 2004. The above risks of the Tellabs and AFC merger also pertain to integrating the operations of North American Access.

Some of the directors and executive officers of AFC have interests and arrangements that could have affected their decision to support or approve the merger.

      The interests of some of the directors and executive officers of AFC in the merger are different from, and may be in addition to, those of AFC stockholders generally and could have affected their decision to support or approve the merger. These interests include:

•	Tellabs’ agreement to appoint one AFC director, John A. Schofield, to Tellabs’ board of directors following the merger;

•	Tellabs’ intention to appoint John A. Schofield as vice chairman of the Tellabs board of directors following the merger;

•	the accelerated vesting of options held by directors of AFC (other than those held by Mr. Schofield);

•	the accelerated vesting of options held by certain executive officers of AFC following the merger if they are terminated for a reason other than misconduct or if they resign for reasons specified under “Interests of AFC’s Directors and Executive Officers in the Merger”;

•	the entitlement of executive officers of AFC to receive severance benefits following the merger if they are terminated without cause or if they voluntarily terminate their employment for certain reasons as described under “Interests of AFC’s Directors and Executive Officers in the Merger”;

•	Tellabs’ agreement to provide officers and directors of AFC with continuing indemnification rights;

•	Tellabs’ agreement to provide directors’ and officers’ insurance for six years following the merger;

•	Tellabs’ agreement (i) to permit AFC employees, including executive officers, who are or are expected to be eligible to take a sabbatical under AFC’s current sabbatical program prior to January 1, 2006 to take such sabbatical subject to the terms of the sabbatical and such other terms acceptable to Tellabs and AFC or (ii) for those employees that are not so eligible, to cause the subsidiary of Tellabs surviving the merger to make cash payments to AFC employees, including executive officers, in lieu of the benefits such employees are entitled to receive under AFC’s current sabbatical program;

•	Tellabs’ agreement to cause the subsidiary of Tellabs surviving the merger to make specified payments under AFC’s Management Incentive Program to officers of AFC that prior to December 31, 2004 are terminated by Tellabs or voluntarily leave for specified reasons.

      As a result, the directors and officers of AFC may be more likely to recommend to AFC’s stockholders the adoption of the merger agreement than if they did not have these interests.

Charges to earnings resulting from the application of the purchase method of accounting may adversely affect the market value of Tellabs common stock following the merger.

      In accordance with generally accepted accounting principles in the United States, the merger will be accounted for using the purchase method of accounting, which will result in charges to earnings of the combined company that could have an adverse impact on the market value of Tellabs common stock following completion of the merger. Under the purchase method of accounting, the total purchase price, excluding the amount allocable to deferred compensation, will be allocated to AFC’s net tangible assets and identifiable intangible assets, excluding goodwill, based on their fair values as of the date of completion of the merger. The excess of the purchase price over those fair values will be recorded as goodwill. The combined company will incur additional amortization expense based on the identifiable amortizable intangible assets acquired in connection with the merger. Additionally, to the extent the value of goodwill or intangibles becomes impaired, the combined company may be required to incur material charges relating to such impairment. These amortization and potential impairment charges could have a material impact on the combined company’s operating results.

      Tellabs estimates the annual amortization expense for these identifiable intangible assets will approximate $82.1 million. Based on AFC’s amortization expense of approximately $4.8 million related to identifiable intangible assets for the year ended January 2, 2004, Tellabs will incur approximately $77.3 million of incremental annual amortization expense after the completion of the merger. This incremental expense will result in a reduction in earnings per share which could adversely affect the trading price of Tellabs common stock.

The purchase accounting adjustments required for the merger will have the effect of increasing Tellabs’ future effective tax rate.

      In accounting for the merger under the purchase method of accounting, Tellabs expects to record additional deferred tax liabilities that will result in a significant reduction of the valuation allowance Tellabs currently maintains against its deferred tax assets. Although the underlying deductions, losses and tax credit carry forwards which make up Tellabs deferred tax assets will continue to be available to reduce current taxes payable on future pretax income, the purchase accounting adjustments described in the preceding sentence will have the effect of increasing Tellabs’ future effective tax rate for financial reporting purposes. This increase in Tellabs’ effective tax rate will result in a reduction in its earnings per share, which could adversely affect the trading price of Tellabs common stock.

Tellabs and AFC will incur significant transaction and merger-related integration costs in connection with the merger.

      Tellabs and AFC expect to incur costs associated with consummating the merger and integrating the operations of the two companies, as well as $22.5 million in transaction fees. The estimated $10.3 million of transaction costs incurred by Tellabs will be included as a component of the purchase price for purposes of purchase accounting. The amount of transaction fees expected to be incurred is a preliminary estimate and subject to change. Tellabs is in the early stages of assessing the magnitude of the integration costs that will be required and, therefore, is unable to provide an estimate of these costs at this time. Additional unanticipated costs may be incurred in the integration of the businesses of Tellabs and AFC. Although Tellabs and AFC expect that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, may offset incremental transaction, merger-related costs over time, Tellabs and AFC cannot give any assurance that this net benefit will be achieved in the near term, or at all.

AFC will be subject to business uncertainties and contractual restrictions while the merger is pending.

      Uncertainty about the effect of the merger on employees and customers may have an adverse effect on AFC and consequently on the combined company. These uncertainties may impair AFC’s ability to attract, retain and motivate key personnel until the merger is consummated, and could cause customers, distributors and others that deal with AFC to defer purchases or other decisions concerning AFC, or to seek to change existing business relationships with AFC. Employee retention may be particularly challenging during the pendency of the merger, as employees may experience uncertainty about their future roles with the combined company. If key employees depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with the combined company, the combined company’s business could be seriously harmed. In addition, the merger agreement restricts AFC from making certain acquisitions and taking other specified actions until the merger occurs or the merger agreement terminates. These restrictions may prevent AFC from pursuing attractive business opportunities that may arise prior to the completion of the merger or termination of the merger agreement. Please see the section titled “The Merger Agreement — Covenants” beginning on page 71 of this proxy statement/ prospectus for a description of the restrictive covenants applicable to AFC.

Risks Relating to the Business of the Combined Company

The business of the combined company will be subject to risks currently affecting the businesses of Tellabs and AFC.

      After the completion of the merger, the business of the combined company, as well as the price of Tellabs common stock, will be subject to numerous risks currently affecting the businesses of Tellabs and AFC, including, without limitation,

•	fluctuating operating results;

•	the rapidly changing nature of the market for communications network equipment, software and integration services;

•	the ability to successfully introduce new technologies and products ahead of its competitors;

•	dependence on a limited number of customers for a large portion of the combined company’s revenue;

•	the potential loss of significant customers;

•	the level of capital spending and financial strength of the combined company’s customers;

•	increasing competition in the combined company’s lines of business and continued consolidation in the industry;

•	difficulties obtaining raw materials and supplies needed to make its products;

•	failure to protect the intellectual property of the combined company and becoming subject to third-party intellectual property infringement claims;

•	a changing regulatory environment; and

•	the general condition of the U.S. economy and the economies of other countries in which the combined company will do business.

The combined company’s operating results will fluctuate, which may cause volatility in its stock price.

      Tellabs’ and AFC’s operating results have varied significantly from quarter to quarter, and the combined company’s operating results can be expected to continue to fluctuate, due to a variety of factors, many of which are beyond Tellabs’ and AFC’s, and will be beyond the combined company’s, control. These factors include, but are not limited to:

•	changing conditions in the telecommunications market and in the U.S. and global economy in general;

•	the volume and timing of orders from and shipments to customers;

•	the timing of, and the combined company’s ability to obtain, new customer contracts;

•	the timing of, and the combined company’s ability to recognize revenue for, product and service sales;

•	the potential deferral of customer acceptance of new products compared to the combined company’s legacy products;

•	the market acceptance of new and enhanced versions of the combined company’s products and services;

•	variations in the mix of products and services the combined company sells, which currently includes, in the case of AFC, one element of AFC’s fiber to the premises system which AFC expects to sell to Verizon at a negative gross profit margin until AFC is able to reduce unit costs;

•	the combined company’s utilization of production capacity and employees, and its ability to manufacture and ship products efficiently;

•	the availability and cost of key components;

•	introductions or announcements of new products by competitors;

•	changes in accounting rules, such as expensing employee stock option grants;

•	the combined company’s ability to integrate and operate acquired businesses and technologies; and

•	seasonality, which in the case of AFC’s business has often caused revenues in the quarter ended March 31 to be lower than revenues in the preceding quarter.

      Tellabs’ and AFC’s recent operating results may not be a good predictor of the combined company’s results in future periods. Tellabs’ and AFC’s expense levels are based in part on expectations of future revenues. If revenue levels in a particular period after the merger are lower than expected, the combined company’s operating results will be adversely affected. The failure to meet the expectations of the investment community may cause the combined company’s stock price to decline, possibly substantially. A significant stock price decline could result in litigation, which could be costly, lengthy and divert management’s attention and resources from business operations.

The market for communications equipment products and services is rapidly changing.

      The market for communications network equipment, software and integration services is rapidly changing. The combined company’s success will depend in part on its ability to develop successfully and introduce new products that are accepted in markets in which it will operate. The combined company will not be able to predict with certainty technological trends or new products in the market. In addition, the combined company will not be able to predict whether its products and services will meet with market acceptance or be profitable. The combined company may not be able to compete successfully, and competitive pressures may adversely affect its business, financial condition, operating results or prospects.

Demand for the combined company’s products may decrease if it is unable to anticipate and adapt rapidly to changing technology and customer requirements.

      The communications industry is characterized by rapid technological advancement. Companies in the industry face evolving industry standards, changing market conditions, and frequent new product and service introductions and enhancements. The introduction of new products using new technologies or the adoption of new industry standards can make existing products or products under development obsolete or unmarketable. In order to grow and remain competitive, the combined company will need to adapt to these rapidly changing technologies, to enhance its existing solutions and to introduce new solutions to address its customers’ changing demands.

      In addition, new product developments often require long-term forecasting of market trends, development and implementation of new technologies and processes, and a substantial capital commitment. Tellabs and AFC have invested, and the combined company will invest, substantial resources for the development of new products. These investments often must be made before knowing whether the resulting new product will meet with market acceptance or result in revenue. For example, in November 2003, Verizon announced that it had selected AFC as one of four vendors to provide the equipment for its planned deployment of FTTP systems. The combined company will continue to incur costs and expenses in preparation for the deployment of AFC’s FTTP systems, which may precede the generation of revenues from FTTP systems.

      The combined company may experience difficulties that could delay or prevent the successful design, development, introduction or marketing of new product solutions. These new solutions and enhancements must meet the requirements of current and prospective customers and must achieve significant market acceptance. In addition, some of the combined company’s customer agreements, particularly those with large customers, may contain provisions for payments that are tied to key milestones related to the availability of new product features. For example, AFC’s agreement with Verizon to provide FTTP systems has several provisions requiring compensation payments to Verizon for failure to meet key milestones or provide product features by specified dates. AFC’s failure to meet development milestones in its agreement with Verizon resulted in the payment or accrual of $3 million in penalties in the six months ended June 30, 2004, which have been accounted for as a corresponding reduction in AFC’s revenues during the period. The combined company could experience an offset to revenues and reduced net income in future quarters due to penalties imposed under customer agreements as a result of failures to comply with contractual terms. If the combined company were to fail to anticipate or respond on a cost-effective and timely basis to technological developments, changes in industry standards or customer requirements, or if it were to have any significant delays in product development or introduction, its business, financial condition, operating results or prospects could be adversely affected.

The combined company’s new products will be early in their life cycles and will face challenges for market acceptance.

      AFC and Tellabs have made and will continue to make significant investments in new products. These new products are early in their life cycle and as such are subject to uncertain market demand and may face obstacles in manufacturing and deployment and competitive response. Customers may not invest the additional capital required for initial system deployment. Additionally, as customers in these markets complete infrastructure deployments, they may require greater levels of service, support and financing than Tellabs and AFC have provided in the past. There can be no assurance that the combined company can provide products, services, support and financing to effectively compete for these market opportunities.

A limited number of the combined company’s customers will comprise a large portion of its revenues and any decrease in revenues from these customers could have an adverse effect on the combined company’s business, financial condition, operating results and prospects.

      A large portion of the combined company’s revenue will likely depend on sales to a limited number of customers. In fiscal year 2003, sales to Verizon (including Verizon Wireless) accounted for approximately 21.3% of Tellabs’ consolidated net sales. In fiscal year 2002, sales to Verizon (including Verizon Wireless) and AT&T (including AT&T Wireless and AT&T Broadband) accounted for approximately 17.4% and 11.2% of Tellabs’ consolidated net sales, respectively. BellSouth, Sprint North Supply Company and Verizon accounted for 31.6%, 23.4% and 12.3%, respectively, of AFC’s revenues in the three months ended June 30, 2004. In fiscal year 2003, Sprint North Supply Company and Alltel Communications Products, Inc. accounted for approximately 35.9% and 13.0% of AFC’s total revenues, respectively. In fiscal year 2002, Sprint North Supply Company, Verizon and Alltel Communications Products, Inc. accounted for approximately 22.8%, 11.3% and 10.7% of AFC’s total revenues, respectively. Sprint North Supply Company and Alltel Communications Products, Inc. are distribution subsidiaries of Sprint Corporation and Alltel Corporation, respectively, which distribute AFC’s products to their respective affiliates for deployment in Sprint’s and Alltel’s own networks and also resell AFC’s products to third party independent operating companies. There can be no assurance that large existing customers will continue to purchase products from the combined company at current levels, if at all. In the event that a significant existing customer merges with another company, there can be no assurance that it will continue to purchase the combined company’s products. The loss of one or more large existing customers or a decrease in the level of purchases from these customers could have a material adverse effect on the combined company’s business, financial condition, operating results and prospects.

The combined company’s revenues will depend on the capital spending programs and financial capabilities of its customers and ultimately on the demand for new telecommunications services from end users.

      The combined company’s customers will be telecommunications carriers and, in the U.S., include incumbent local exchange carriers, independent operating companies and regional Bell operating companies, or RBOCs. The combined company’s ability to generate revenues will depend upon the capital spending patterns and financial capabilities of these customers, continued customer demand for its products and services, and end user demand for advanced telecommunications services. The telecommunications industry has recently been affected by financial problems and reduced capital spending by carriers. These conditions have adversely affected Tellabs’ and AFC’s operating results in prior fiscal years and, if these conditions persist or worsen, could cause a slowdown in the combined company’s sales. Further, there can be no assurance that carriers, foreign governments or other customers will pursue infrastructure upgrades that will necessitate the implementation of advanced product solutions such as those offered by AFC and Tellabs. Infrastructure improvements may be delayed or prevented by a variety of factors including cost, regulatory obstacles, the lack of consumer demand for advanced telecommunications services and alternative approaches to service delivery. Reductions in capital expenditures by companies in the telecommunications industry could seriously harm the combined company’s revenues, net income and cash flows.

The combined company will operate in a highly competitive industry.

      The products and services to be offered by the combined company will continue to face competitive pressures. The combined company’s success in competing with other manufacturers of communications equipment products and services will depend primarily on its ability to integrate AFC’s businesses effectively with Tellabs’, and on the combined company’s engineering, manufacturing and marketing skills, the price, quality and reliability of its products, its delivery and service capabilities and its control of operating expenses and management of assets. The combined company may also face more intense competition in certain markets as a reaction to the combined company’s larger presence. Pricing pressures could increase from current and future competitors and customers. Many current competitors have, and future competitors may also have, more engineering, manufacturing, marketing, financial and personnel resources available to them. Competition may also be affected by consolidation among communications equipment providers as well as entrants into the communications equipment market. As a result, other providers may be able to respond more quickly to new or emerging technologies and changes in customer requirements. In addition, technological change, the increasing addition of Internet, data, video, voice and other services to networks, the possibility of regulatory changes and industry consolidation are likely to continue to cause rapid evolution in the competitive environment. The full scope and nature of these changes are difficult to predict. Increased competition could lead to price cuts, reduced gross margins and loss of market share, which may adversely affect the combined company’s business, operating results and financial condition.

Conditions in international markets could affect the combined company’s operations.

      Due to the combined company’s international sales and its international manufacturing and software development operations, it will be subject to the risks of conducting business internationally. These risks include:

•	local economic and market conditions;

•	political and economic instability;

•	unexpected changes in legislative or regulatory requirements;

•	fluctuations in currency exchange rates;

•	tariffs and other barriers and restrictions, including established relationships between government-controlled carriers and local equipment vendors;

•	longer payment cycles;

•	difficulties in enforcing intellectual property and contract rights;

•	greater difficulty in accounts receivable collection;

•	potentially adverse taxes, including any U.S. taxes imposed upon the combined company’s actual or deemed repatriation of earnings of foreign subsidiaries;

•	potentially lower margins and less certainty of support for customer relationships where foreign sales are made through local distributors; and

•	the burdens of complying with a variety of foreign laws and telecommunications standards.

      The combined company will also be subject to general geopolitical risks, such as political and economic instability and changes in diplomatic and trade relationships. Tellabs and AFC maintain business operations and have sales in many international markets. International sales accounted for approximately 14% of AFC’s revenues and approximately 40% of Tellabs’ revenues in fiscal year 2003. Economic conditions in many of these markets represent significant risks. The combined company cannot predict whether sales and business operations in these markets will be adversely affected by these conditions after the merger. Instability in foreign markets, particularly in Asia, Latin America and the Middle East, could have a negative impact on the combined company’s business, financial condition and operating results. In addition to the effect of international economic instability on foreign sales, domestic sales to U.S. customers having significant foreign operations could be adversely impacted by these economic conditions, which may adversely affect the combined company’s business, financial condition and operating results in the future.

The combined company may encounter difficulties obtaining necessary raw materials and supplies.

      The combined company’s ability to produce and service its products and meet customer demands will be dependent upon its ability to obtain timely deliveries of important raw materials and supplies. The availability of these raw materials and supplies is subject to market forces beyond the combined company’s control. From time to time there may not be sufficient quantities of raw materials and supplies in the marketplace to meet the customer demand for the combined company’s products. In addition, the costs to obtain these raw materials and supplies are subject to price fluctuations. Many companies utilize the same raw materials and supplies in the production of their products as Tellabs and AFC use in their products. Companies with more resources than the combined company may have a competitive advantage in obtaining raw materials and supplies due to greater buying power. In addition, AFC and Tellabs currently purchase certain key components from sole or limited-source vendors, and most of their component purchases are on a purchase order basis without guaranteed supply arrangements. If supply is disrupted, the combined company may be unable to identify an alternative source in a timely manner, at favorable prices or of acceptable quality. These circumstances could limit the combined company’s ability to meet scheduled deliveries to customers and increase its expenses. Reduced supply or higher prices for raw materials and supplies may adversely affect the combined company’s business, operating results and financial condition.

The combined company will depend on contract manufacturers and third-party service providers.

      Both AFC and Tellabs have purchase agreements with contract manufacturers which require the manufacturers to purchase component parts to be used in manufacturing AFC’s or Tellabs’ products and authorize them to buy components in accordance with agreed-upon lead times. As customers increasingly demand shorter delivery timeframes, the difficulty of accurately forecasting component needs creates additional risk. Failing to estimate requirements accurately can lead to monetary penalties, excess or obsolete inventory or disruptions in manufacturing of the combined company’s products. In addition, the contract manufacturers may not allocate sufficient resources to the timely completion of the combined company’s orders in accordance with its quality standards. Qualifying a new contract manufacturer is costly and time consuming and could result in significant interruptions in the supply of products to the combined company’s customers.

      Both AFC and Tellabs rely on a small number of contract manufacturers to perform the majority of the manufacturing operations for their products. The qualification of these manufacturers is an expensive and time-consuming process, and these contract manufacturers build products for other companies, including their competitors. AFC and Tellabs are constantly reviewing their contract manufacturing capability to ensure that their production requirements are met in terms of cost, capacity and quality. Periodically, AFC or Tellabs may decide to transfer the manufacturing of a product from one contract manufacturer to another, to better meet its production needs. It is possible that the combined company may not effectively manage this transition or the new contract manufacturer may not perform as well as expected and, as a result, the combined company may not be able to fill orders in a timely manner which could harm its business. These limitations and the failure to timely deliver products may adversely affect the combined company’s business, operating results and financial condition.

      Both AFC and Tellabs rely on the use of third-party customer service providers to deliver, install and turn-up products offered to customers. The combined company will continue to depend on such third-party agents to perform key on-site services for its customers. The combined company cannot control the availability of such resources in the markets served or the quality of the services provided by such third parties. Scarcity of resources, price fluctuations or quality or delivery issues may adversely affect the combined company’s business, operating results and financial condition.

The combined company may be unable to sell customer-specific inventory, which could result in lower gross profit margins and net income.

      Some customers’ order specifications require AFC and Tellabs to design and build systems and purchase parts that are unique to a customer. In many cases, AFC and Tellabs forecast and purchase components in advance and allocate resources to design and manufacture the systems. If customers’ requirements change or if they delay or cancel orders, the combined company may be unable to cost-effectively rework system configurations or return parts to inventory as available-for-sale. Writedowns and accruals for unrealizable inventory will negatively impact the combined company’s gross profit margins and net income.

Intellectual property rights may not be adequate to protect the combined company’s business.

      The combined company’s future success depends in part upon its proprietary technology. Although both AFC and Tellabs have attempted to protect their proprietary technology through various mechanisms, including patents, copyrights, trademarks, contractual obligations and trade secrets, third parties nevertheless may attempt to use the combined company’s technology without authorization. Policing the unauthorized use of products and technologies is difficult, particularly in certain foreign countries, whose laws may not protect intellectual property rights to the same extent as the laws of the U.S. or other countries. Litigation may be necessary to enforce the combined company’s intellectual property rights, which could be costly and disruptive while not guaranteeing a successful result. In addition, competitors may be able to develop competitive technology independently without violating the combined company’s proprietary rights. Any inability to protect or enforce proprietary rights and information could result in loss of competitive advantage, loss of customer orders and decreased revenues.

The combined company may be subject to intellectual property infringement claims that are costly and time consuming to defend and could limit its ability to use some technologies in the future.

      As the competition in the communications equipment industry increases and the functionality of the products in this industry converges, companies in the communications equipment industry are increasingly becoming the target of infringement claims and other intellectual property disputes. Like its constituent entities, the combined company is likely to remain subject to claims based upon third-party patents or other proprietary rights, including claims that may originate from competitors. Any such third parties may choose to litigate their claims, or the combined company may pursue litigation to determine the scope and validity of such third parties’ rights. The combined company may be unsuccessful in any such litigation. The combined company may be unable to secure, on commercially reasonable terms, any licenses that it may seek to secure. Third-party claims, whether with or without merit, potentially can result in:

•	costly litigation;

•	diverting management’s time, attention and resources;

•	delaying or halting product shipments;

•	requiring the combined company to pay damages;

•	requiring the combined company to enter into royalty-bearing licensing arrangements or to obtain substitute technology of lower quality or higher cost; or

•	otherwise imposing obligations or restrictions that could adversely affect the combined company’s business, financial condition and operating results.

Product quality or performance problems could impact the combined company’s business.

      The development and production of new products with high technology content often involves problems with software, components and manufacturing methods. If significant reliability, quality or network monitoring problems develop, including those due to defects in software or faulty components, a number of negative effects on the combined company’s business could result, including:

•	costs associated with fixing software or hardware defects;

•	high service and warranty expenses;

•	payment of liquidated damages for performance failures;

•	high inventory obsolescence expense;

•	high levels of product returns;

•	delays or interruptions in product turn-up;

•	delays in collecting accounts receivable;

•	reduced orders from existing customers; and

•	declining interest from potential customers.

The combined company may not realize expected benefits from any restructuring initiatives.

      In response to industry and market conditions, each of Tellabs and AFC has restructured businesses and reduced its workforce. In light of the rapidly changing market for communications equipment, the combined company may have to restructure in the future to achieve certain cost savings and to strategically realign its resources. The combined company cannot predict whether it will realize expected synergies and improved operating performance as a result of any restructuring and streamlining of operations. The combined company also cannot predict whether any restructuring and streamlining of operations will adversely affect its ability to retain key employees, which, in turn, would adversely affect its operating results. Further, in the event the market fluctuates up or down, the combined company may not have the appropriate level of resources and personnel to appropriately react to the change.

The combined company may be unable to identify or complete strategic acquisitions, investments and dispositions.

      The combined company’s long-term growth strategy includes the continued acquisition of, or investment by it in, complementary businesses, products, services or technologies. The combined company cannot assure that it will be able to identify suitable acquisitions or investment candidates. Even if the combined company identifies suitable candidates, the combined company cannot assure that it will be able to make acquisitions or investments on commercially acceptable terms, if at all. If the combined company acquires a company, the combined company may have difficulty assimilating its businesses, products, services, technologies and personnel into its operations. These difficulties could disrupt the combined company’s ongoing business, distract its management and workforce, increase its expenses and adversely affect its operating results. In addition, the combined company may incur debt or be required to issue equity securities to pay for future acquisitions or investments. The issuance of any equity securities could be dilutive to its stockholders. The combined company may also need to make further investments to support the acquired company and may have difficulty identifying and acquiring the appropriate resources. The combined company may also decide to dispose or otherwise exit businesses which may result in the recording of accrued liabilities for special one-time charges, such as workforce reduction costs, closure of excess facilities, and excess inventory write-offs. Furthermore, estimates with respect to the useful life and ultimate recoverability of the combined company’s carrying basis of assets, including goodwill and purchased intangible assets, could change as a result of such disposition.

The combined company will be subject to numerous and changing industry regulations and standards.

      AFC’s and Tellabs’ products must comply with a significant number of communications industry technological regulations and standards, which vary between U.S. and international markets, and must interoperate with other products. Testing to ensure compliance with technological standards and interoperability requires significant investments of time and money. If the combined company fails to ensure compliance with evolving standards and regulations in a timely manner or fails to maintain interoperability with equipment from other companies, it could experience customer contract penalties or delayed or lost customer orders, decreased revenues and reduced net income that may adversely affect its business, financial condition and operating results. To remain competitive, the combined company must also maintain compliance with industry certifications such as ISO, but Tellabs and AFC cannot assure you that it will be able to do so.

The combined company will operate in an environment subject to changing governmental regulations.

      The communications equipment industry is subject to governmental regulation in the U.S. and other countries. The combined company’s business will be dependent upon the continued growth of the telecommunications industry in the U.S. and internationally. Federal and state regulatory agencies regulate most of the combined company’s domestic customers, and foreign customers are also subject to regulation. In particular, there may be future changes in U.S. telecommunications regulations that could slow the expansion of the service providers’ network infrastructures and adversely affect the combined company’s business, operating results and financial condition. Future changes in tariffs by regulatory agencies or application of tariff requirements to currently untariffed services could adversely affect the sales of the combined company’s products for certain classes of customers. Moreover, uncertainty regarding future legislation and governmental policies combined with emerging competition may also affect the demand for the combined company’s products. Competition could intensify as a result of future regulatory changes or new regulations in the U.S. or internationally, which could adversely affect the combined company’s business, operating results and financial condition.

FORWARD-LOOKING STATEMENTS

      Tellabs and AFC have made forward-looking statements in this proxy statement/ prospectus, including in the documents that are incorporated by reference into this proxy statement/ prospectus, that are subject to risks and uncertainties. These statements are based on the beliefs and assumptions of each company’s management. Generally, forward-looking statements include information concerning possible or assumed future actions, events or results of operations of Tellabs, AFC and the combined company. Forward-looking statements include the information in this proxy statement/ prospectus regarding:

•	management forecasts;

•	efficiencies/cost avoidance;

•	cost savings;

•	income and margins;

•	earnings per share;

•	growth and revenue synergies;

•	economies of scale;

•	combined operations;

•	the economy;

•	future economic performance;

•	conditions to, and the timetable for, completing the merger;

•	future acquisitions and dispositions;

•	litigation;

•	potential and contingent liabilities;

•	management’s plans;

•	business portfolios;

•	taxes; and

•	merger and integration-related expenses.

      These statements may be preceded by, followed by or include the words “may,” “will,” “should,” “could,” “would,” “potential,” “possible,” “believes,” “expects,” “anticipates,” “intends,” “plans,” “estimates,” “hopes” or similar expressions. Tellabs and AFC claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 for all forward-looking statements.

      Forward-looking statements are not guarantees of performance. You should understand that the following important factors, in addition to those discussed in “Risk Factors” above and elsewhere in this proxy statement/ prospectus, and in the documents which are incorporated by reference into this proxy statement/ prospectus, could affect the future results of Tellabs and AFC, and of the combined company after the completion of the merger, and could cause those results or other outcomes to differ materially from those expressed or implied in our forward-looking statements:

•	receipt of regulatory and stockholder approvals without unexpected delays or conditions;

•	successfully leveraging the combined company’s comprehensive product offering to the combined customer base;

•	the financial condition of telecommunication service providers and equipment vendors, including any impact of bankruptcies;

•	the impact of customer and vendor consolidation;

•	successfully developing and introducing new technologies and products ahead of competitors;

•	successful management of any impact from slowing economic conditions or customer demand;

•	competitive pressures from new entrants to the telecommunications industry;

•	research and new product development;

•	availability of components and critical manufacturing equipment and capacity;

•	foreign economic conditions, including currency rate fluctuations;

•	the regulatory and trade environment;

•	availability and terms of future acquisitions; and

•	other risks and future factors that may be detailed from time to time in our filings with the SEC.

      Because forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Stockholders are cautioned not to place undue reliance on such statements, which speak only as of the date of this proxy statement/ prospectus or the date of any document incorporated by reference.

      All subsequent written and oral forward-looking statements concerning the merger or other matters addressed in this proxy statement/ prospectus and attributable to Tellabs or AFC or any person acting on either company’s behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable law or regulation, neither Tellabs nor AFC undertakes any obligation to release publicly any revisions or updates to such forward-looking statements to reflect events or circumstances after the date of this proxy statement/ prospectus or to reflect the occurrence of unanticipated events.

THE COMPANIES

Tellabs, Inc.

One Tellabs Center
1415 W. Diehl Road
Naperville, Illinois 60563
(630) 798-8800

      Tellabs delivers technology that transforms the way the world communicatesTM. Tellabs’ experts design, develop, deploy and support solutions for telecom networks in more than 100 countries. More than two-thirds of telephone calls and Internet sessions in several countries, including the U.S., flow through Tellabs’ equipment. Tellabs’ product portfolio provides solutions in:

•	transport — this category includes the Tellabs® 5500, Tellabs® 5300, Tellabs® 5500NGX, Tellabs® 6500 and Tellabs® 7100 optical networking systems;

•	managed access — this category includes the Tellabs® 2300, Tellabs® 6300 and Tellabs® 8100 systems, which are designed to enable service providers to offer new services quickly;

•	broadband data — this category includes the Tellabs® 8800 and Tellabs® 8600 systems;

•	voice quality enhancement — this category primarily includes Tellabs’ echo cancellation products: Tellabs® 3000 series stand alone echo cancellers and integrated echo cancellations solutions which are designed to enable long distance and wireless phone companies to offer superior quality; and

•	services and solutions — this category principally includes installation and professional services and support agreements.

      Tellabs’ three strategies focus on energizing the core business, establishing a presence in data and expanding into adjacent markets.

      Tellabs generates revenue principally through the sale of hardware and software, both as stand-alone products and as elements of integrated systems, to many of the world’s largest and strongest carriers. In addition, Tellabs generates revenue by providing installation and professional services related primarily to Tellabs’ products and systems.

      Within North America the majority of Tellabs’ revenue is derived from transport products, principally digital cross-connect systems. Demand for these products is and will be sensitive to end-user demand for bandwidth, industry capacity utilization and competing technologies.

      Outside North America the majority of Tellabs’ revenue arises from managed access and transport systems. Demand for these products, as in North America, is and will be sensitive to end-user demand for bandwidth, industry capacity utilization and competing technologies.

      Services revenue comes from two primary sources: network construction and professional services such as network deployment, traffic management, support services and training. Network construction revenue, which comprises over half of all revenue from services, primarily arises from sales of Tellabs’ transport products in North America. As a result, it has tended to increase or decrease in similar proportion to the increase or decrease in revenue from those products.

      Shares of Tellabs common stock are quoted on the Nasdaq National Market under the symbol “TLAB.”

Advanced Fibre Communications, Inc.

1465 North McDowell Boulevard
Petaluma, California 94954
(707) 794-7700

      AFC sells access solutions to telecommunications companies in the U.S. and international marketplaces. AFC is the largest U.S. wireline equipment manufacturer dedicated solely to the access network. AFC sells its products primarily to service providers who install its equipment as part of their access networks. AFC’s customers in the U.S. are generally incumbent local exchange carriers, or ILECs, which include independent operating companies, or IOCs, and regional Bell operating companies, or RBOCs. In international markets, its customers are primarily incumbent local service providers. AFC offers a comprehensive portfolio of carrier-class, standards-based solutions to carriers that satisfy the demand for such leading technologies and architectures as packetized voice, Fiber-to-the-Premises, or FTTP, Fiber-to-the-Curb, or FTTC, video, and digital subscriber line. Addressing these technologies, AFC offers the following solutions:

•	AdvancedVoice, which provides both legacy and packet-based voice solutions;

•	AFC FiberDirect, innovative FTTP and FTTC offerings that enable carriers to deploy a high-capacity all-fiber network;

•	TelcoVideo, a solution that delivers advanced voice, high-speed Internet, video and other entertainment services; and

•	UniversalDSL, which delivers digital subscriber line, or DSL, technology in multiple deployment options and configurations.

      AFC’s suite of access solutions incorporates elements of its core product portfolio, which includes AccessMAXTM, DISC*STM, TelliantTM, TransMAXTM, PremMAXTM, AFC’s network management system, PanoramaTM, professional services and plant cabinets and technologies. On February 20, 2004, AFC acquired its DISC*S product line, which includes:

•	DISC*S Digital Loop Carrier, a scalable next generation digital loop carrier, or NGDLC, providing plain old telephone service and broadband services;

•	DISC*S HD, a high density version of the DISC*S NGDLC platform;

•	DISC*S MX, a FTTC platform that supports a “triple play” of consumer services: voice, Internet and video; and

•	The Deep Fiber HFC, a broadband FTTC architecture that incorporates radio frequency return capability into the DISC*S fiber in the loop platform.

      Shares of AFC common stock are quoted on the Nasdaq National Market under the symbol “AFCI.”

CHAPTER TWO

INFORMATION ABOUT THE MEETING AND VOTING

      The AFC board of directors is using this proxy statement/ prospectus to solicit proxies from the holders of AFC common stock for use at the special meeting of AFC’s stockholders. AFC is first mailing this proxy statement/ prospectus and accompanying proxy card to AFC stockholders on or about October [●], 2004.

Matters Relating to The Meeting

Time and Place:	November 30, 2004 at 10:00 a.m., local time, at 9 Willow Brook Court, Petaluma, California.
Purpose of Meeting is to Vote on the Following Items:	1. To adopt the merger agreement and thereby approve the proposed merger; and

2. To transact such other business as may properly come before the special meeting and any adjournment or postponement thereof.

Record Date:	The record date for holders of shares entitled to notice of and to vote at the special meeting is October 25, 2004.

Outstanding Shares Held:	As of October 25, 2004, the record date for the special meeting, there were approximately 88,898,494 shares of AFC common stock outstanding.

Shares Entitled to Vote:	Shares entitled to vote at the special meeting are shares of AFC common stock held as of the close of business on the record date, October 25, 2004.
Each share of AFC common stock is entitled to one vote. Shares held by AFC in its treasury are not voted.

Quorum Requirement:	A quorum of AFC stockholders is necessary to hold a valid meeting. The presence in person or by proxy at the special meeting of holders of a majority of the issued and outstanding shares entitled to vote at the meeting is a quorum.
Abstentions and broker non-votes count as present for establishing a quorum. Shares held by AFC in its treasury do not count toward a quorum.

Shares Beneficially Owned by AFC Directors and Executive Officers as of October 25, 2004	As of October 25, 2004, AFC directors and officers beneficially owned 2,384,635 shares of AFC common stock on the record date, including options to purchase AFC common stock exercisable within 60 days thereafter. AFC directors and officers have the right to vote 642,822 of these shares at the special meeting. The shares entitled to vote represent in total less than 1% of the total voting power of AFC’s voting securities outstanding and entitled to vote as of October 25, 2004.

For more information regarding beneficial ownership of AFC common stock by each current AFC director, certain executive officers of AFC and all directors and executive officers of AFC as a group, see AFC’s proxy statement used in connection with its 2004 annual meeting of stockholders, which is incorporated by reference into this proxy statement/ prospectus.

Vote Necessary to Approve Merger Agreement

      Adoption of the merger agreement requires the affirmative vote of at least a majority of the outstanding shares of AFC common stock. Abstentions and broker non-votes have the effect of a vote against the proposal. Under Nasdaq National Market rules, if your broker holds your shares in its name, your broker may not vote your shares on the proposal to adopt the merger agreement, absent instructions from you. Without your voting instructions on the proposal, a broker non-vote will occur.

Proxies

      Submitting Your Proxy. If you are a stockholder of record, you may vote in person by ballot at your special meeting or by submitting a proxy. We recommend you submit your proxy even if you plan to attend your special meeting. If you attend the special meeting, you may vote by ballot, thereby canceling any proxy previously submitted.

      Voting instructions are included on your proxy card. If you properly give your proxy and submit it to us in time to vote, one of the individuals named as your proxy will vote your shares as you have directed. You may vote for or against the proposals or abstain from voting.

How To Vote By Proxy

By Telephone or Internet:	If you are a stockholder of record, you can submit your proxy by telephone by calling the toll- free telephone number on your proxy card (1-877-PRX-VOTE (1-877-779-8683)) or by Internet by accessing the website identified on your proxy card (www.eproxyvote.com). Telephone and Internet voting are available 24 hours a day and will be accessible until 12:00 a.m. on November 30, 2004. Our telephone and Internet voting procedures are designed to authenticate stockholders by using individual control numbers. If you hold your shares through a bank, broker, custodian or other recordholder, please refer to your proxy card or the information provided by your bank, broker, custodian or other recordholder for information on telephone or Internet voting. If you submit your proxy by telephone or Internet, please do not mail your proxy card. If you are located outside the United States, Canada and Puerto Rico, see your proxy card or other materials for additional instructions with respect to voting by telephone.

If you hold shares through a bank, broker, custodian or other recordholder, please check the voting form used by that bank, broker, custodian or other recordholder, to see if it offers telephone or Internet voting.

By Mail:	If you are a stockholder of record and choose to submit your proxy by mail, please mark each proxy card you receive, date and sign it, and return it in the prepaid envelope which accompanied that proxy card.

If you hold your shares through a bank, broker, custodian or other recordholder, please refer to your proxy card or the information provided to you by your bank, broker, custodian or other recordholder.

      If you sign and date your proxy but do not make specific choices, your proxy will follow the respective board of director recommendations and vote your shares:

•	“FOR” adoption of the merger agreement, and

•	“FOR” any proposal by the AFC board of directors to adjourn or postpone the AFC meeting.

      Revoking Your Proxy. You may revoke your proxy at any time prior to the time your shares are voted. If you are a stockholder of record, your proxy can be revoked in several ways:

•	by entering a new vote by telephone or the Internet;

•	by delivery of a written revocation to AFC’s secretary that is received prior to the special meeting;

•	by submitting another valid proxy bearing a later date that is received prior to the special meeting; or

•	by attending the special meeting and voting your shares in person.

      If your shares are held in the name of your bank, broker, custodian or other recordholder, you must contact the holder of record to determine how to revoke your proxy.

      Voting in Person. If you are a stockholder of record and you wish to vote in person at the special meeting, you will be given a ballot at the meeting. However, if your shares are held in the name of your bank, broker, custodian or other recordholder, you must obtain a proxy, executed in your favor, from the holder of record to be able to vote at your special meeting.

      Proxy Solicitation. AFC will pay the costs of soliciting proxies.

      In addition to this mailing, proxies may be solicited by directors, officers or employees of AFC in person or by telephone or electronic transmission. None of the directors, officers or employees will be directly compensated for such services. AFC has retained Innisfree M&A, Inc. to assist in the distribution and solicitation of proxies. AFC will pay Innisfree M&A, Inc. a fee of $9,500, plus reasonable expenses, for these services.

      The extent to which these proxy soliciting efforts will be necessary depends entirely upon how promptly proxies are submitted. You should submit your proxy without delay by telephone, by the Internet or by mail. We also reimburse brokers and other nominees for their expenses in sending these materials to you and getting your voting instructions.

      Do not send in any stock certificates with your proxy cards. The exchange agent will mail transmittal forms with instructions for the surrender of stock certificates for AFC common stock to you as soon as practicable after the completion of the merger.

Other Business; Adjournments

      AFC is not currently aware of any other business to be acted upon at the special meeting. If, however, other matters are properly brought before the meeting, or any adjourned meeting, your proxies include discretionary authority on the part of the individuals appointed to vote your shares or act on those matters according to their best judgment, including to adjourn the meeting.

      Adjournments may be made for the purpose of, among other things, soliciting additional proxies. Any adjournment may be made from time to time by approval of the holders of shares representing a majority of the votes present in person or by proxy at the special meeting, whether or not a quorum exists, without further notice other than by an announcement made at the special meeting. AFC does not currently intend to seek an adjournment of the special meeting.

Stockholder Account Maintenance

      AFC’s transfer agent is EquiServe Trust Company, N.A. All communications concerning accounts of AFC stockholders of record, including address changes, name changes, inquiries as to requirements to transfer shares of common stock and similar issues can be handled by calling the AFC Investor Relations department at (888) 875-7555, or by visiting EquiServe Trust Company, N.A.’s web site at www.equiserve.com. For other information about AFC, stockholders can visit AFC’s web site at www.afc.com.

CHAPTER THREE

THE PROPOSED MERGER

AFC Proposal

      At the special meeting, holders of AFC common stock will be asked to vote upon the adoption of the merger agreement.

      The merger will not be completed unless AFC’s stockholders adopt the merger agreement and thereby approve the proposed merger.

Background of the Merger

      From time to time, the boards of directors and managements of Tellabs and AFC have considered trends in the telecommunications equipment industry and their respective positions in the industry. As part of their active and ongoing strategic review and business development activities, Tellabs and AFC from time to time have each considered, among other strategic possibilities, the possibility of entering into business combinations, joint ventures or other strategic transactions.

      On February 5, 2003, at the invitation of John A. Schofield, Chairman of the Board, President and Chief Executive Officer of AFC, Michael J. Birck, then Chief Executive Officer of Tellabs, met with Mr. Schofield to discuss telecommunications industry conditions and various challenges facing telecommunications equipment providers in an environment featuring reduced capital spending by carriers and rapid technological and regulatory change. Mr. Birck and Mr. Schofield learned that they shared similar views about the industry and their respective businesses. They also began to recognize a potential strategic fit between Tellabs’ business, focused on the aggregation, management and transport of telecommunications traffic into service providers’ core networks, and AFC’s business, focused on the fiber and copper access portion of the telecommunications network. They agreed that there should be a further meeting to learn more about each other’s business.

      On March 18, 2003, Mr. Schofield and Mr. Birck spoke by telephone to follow up on their February 5 meeting and to set up a meeting between senior AFC and Tellabs executives.

      On March 27, 2003, executives from Tellabs and AFC met at AFC’s headquarters and discussed each company’s business and business strategy and considered on a preliminary basis the benefits and synergies of a combination between the two companies. In telephone conversations between Mr. Schofield and Mr. Birck in mid-April 2003, each agreed that further discussions were appropriate. The two companies signed a confidentiality agreement on April 28, 2003. On April 29 and 30, 2003, executives from Tellabs and AFC met at the offices of Pillsbury Winthrop LLP, AFC’s outside counsel, in San Francisco for further discussions.

      On May 22, 2003, at AFC’s regularly scheduled board meeting, the AFC board reviewed industry conditions, AFC’s business and its strategic alternatives. The strategic alternatives considered by the AFC board included acquisitions by AFC as well as business combinations with similarly sized or larger participants in the telecommunications equipment industry, including Tellabs. Following this meeting and several telephone discussions between Mr. Schofield and Mr. Birck, exploring a possible business combination between Tellabs and AFC, representatives of Tellabs met with Mr. Schofield in late May 2003 at Tellabs’ offices to review in more detail AFC’s business.

      Mr. Birck and Mr. Schofield remained in communication during the summer of 2003. They, together with other executives of Tellabs and AFC, met again on July 31, 2003 at the offices of Pillsbury Winthrop LLP in San Francisco to discuss the strategic rationale for a business combination and conduct further mutual due diligence. Following this meeting, and after several telephone discussions between Mr. Schofield and Mr. Birck in August 2003, Mr. Birck indicated Tellabs’ desire to engage in more in-depth discussions. AFC, however, was becoming involved in discussions concerning the possible acquisition of Marconi’s North American Access business and in responding to proposals from major telecommunications service providers for fiber-to-the-premises, or FTTP, products. Mr. Schofield advised Mr. Birck that while AFC would be willing to continue preliminary exploratory discussions with Tellabs regarding a possible business combination, it would not engage in such discussions with Tellabs at that time. Mr. Birck and Mr. Schofield remained in touch through the end of 2003.

      From January 2004 through early March 2004, following AFC’s announcement on November 17, 2003 that it had signed a letter of agreement to provide FTTP products to Verizon Communications and AFC’s announcement on January 5, 2004 of its agreement to acquire Marconi’s North American Access business, representatives of AFC had discussions with three companies in addition to Tellabs regarding the potential for a business combination. These discussions followed up on contacts that had previously been made by Bear, Stearns & Co. Inc. with those companies and various other industry participants. Bear Stearns had been working with AFC to assist it in evaluating potential merger partners. On January 13, 2004, Mr. Schofield also contacted Mr. Birck to determine Tellabs’ interest in resuming discussions concerning a business combination. Mr. Birck responded that Tellabs remained interested.

      On February 12, 2004, Tellabs announced that Krish A. Prabhu had been appointed Chief Executive Officer of Tellabs and that Mr. Birck would continue as Chairman. On February 16, 2004, Mr. Birck contacted Mr. Schofield by telephone to propose a merger between Tellabs and AFC. Mr. Birck followed up that discussion with a letter dated February 17, 2004, proposing an all stock merger at an exchange ratio equal to the companies’ relative market valuations, with no premium over AFC’s stock price, subject to approval by each party’s board of directors, mutually satisfactory due diligence and negotiation of appropriate agreements. The letter indicated that because the companies’ respective stock prices had maintained a fairly constant market valuation relative to each other for some time, an exchange ratio of between 2.3 and 2.4 shares of Tellabs common stock for each share of AFC common stock was reasonable. The letter also enclosed a proposed term sheet and no-shop agreement, neither of which were ever executed, and proposed Mr. Schofield’s active participation in the combined company and the inclusion of several AFC board members on the board of the combined company.

      On February 25, 2004, at AFC’s regularly scheduled board meeting, the AFC board considered Tellabs’ proposal and, more broadly, continued the AFC board’s evaluation of AFC’s strategic alternatives. At this meeting, the AFC board authorized the engagement of Bear Stearns as AFC’s financial advisor. Mr. Schofield and the representatives of Bear Stearns reviewed with the AFC board the strategic fit between AFC and various similarly sized or larger participants in the telecommunications equipment industry and the potential interest of these companies in a business combination with AFC. Mr. Schofield and Bear Stearns reviewed their conversations with a number of these companies, the strategic focus of each company and other factors that would bear on a potential business combination with AFC. A representative of Pillsbury Winthrop LLP, AFC’s legal advisor, also reviewed with the board their fiduciary duties in responding to Tellabs’ proposal and evaluating AFC’s strategic alternatives. The AFC board considered the advisability of pursuing a business combination in view of the benefits and risks associated with continuing to operate AFC on a stand-alone basis. It determined that AFC should indicate to Tellabs that its initial proposal, which would not yield a consideration to AFC stockholders representing a premium to the market price of AFC’s common stock, was not acceptable. It further determined that management should encourage Tellabs to submit a revised proposal and seek proposals from three other significant industry participants that had previously indicated a possible interest in exploring a business combination with AFC, in order to determine whether a business combination could be the best strategy for AFC and its stockholders. In addition to contacting these three other companies, on February 26, 2004, Mr. Schofield contacted Mr. Birck to advise Mr. Birck that Tellabs’ earlier proposal was not acceptable and encouraged Mr. Birck to discuss with the Tellabs board the submission of a revised and more favorable proposal, including a premium to AFC’s market price.

      During the first half of March 2004, after further contacts from AFC executives and representatives of Bear Stearns, two of the three companies (other than Tellabs) which had indicated a possible interest in a business combination with AFC indicated that they were not in a position to pursue a business combination with AFC, and the third company did not respond.

      On March 10 and 11, 2004, Mr. Prabhu and others from Tellabs conducted a further due diligence review of AFC’s business during meetings at the offices of Pillsbury Winthrop LLP in San Francisco. Also on

March 11, Mr. Schofield met with Mr. Prabhu and Mr. Birck and proposed that Tellabs add a cash component to the proposed consideration if that would assist Tellabs to increase its offer.

      On March 18, 2004, Mr. Birck spoke with Mr. Schofield and proposed a merger consideration consisting of a $7.00 cash payment and 1.68 shares of Tellabs stock for each share of AFC common stock, which reflected the average relative market prices of Tellabs and AFC common stock during the past thirty days. Mr. Schofield indicated his belief that the AFC board would not agree to a merger that did not include a premium to the market price of AFC common stock.

      On the morning of March 19, 2004, Mr. Birck sent a letter to Mr. Schofield confirming the merger consideration he had proposed on March 18 and informing Mr. Schofield that the Tellabs board would be meeting later that day to discuss the matter.

      On March 19, 2004, the Tellabs board authorized management to propose an exchange ratio of two shares of Tellabs common stock plus $7.00 in cash for each share of AFC common stock. Mr. Birck made this proposal to AFC by a letter to Mr. Schofield dated March 19, 2004. This exchange ratio, including the cash component and based on the closing market price of Tellabs common stock that day, represented a premium of approximately 10% over the closing market price of AFC common stock on March 19, 2004.

      On March 22, 2004, the AFC board met again to consider AFC’s strategic alternatives and Tellabs’ revised proposal. After discussion, the AFC board determined that management should continue discussions with Tellabs and the investigation of whether there would be benefits to a merger with Tellabs, including synergies that could be expected to arise from a business combination.

      On March 31, 2004, Mr. Schofield and Keith Pratt, AFC’s Chief Financial Officer, met in Chicago, Illinois with Mr. Birck and Mr. Prabhu. On April 1, 2004, Mr. Schofield, Mr. Pratt and Jim Sackman, AFC’s Chief Technology Officer, and Mr. Prabhu and other Tellabs executives, along with AFC’s and Tellabs’ respective financial advisors, met in Chicago, Illinois. These meetings focused on Tellabs’ business and strategy and the business opportunities potentially available to the combined company in the event of a merger. It was determined that Mr. Birck and Mr. Prabhu should meet with the AFC board and that Mr. Schofield should meet with the Tellabs board to discuss their respective businesses and the benefits and risks of a merger.

      On April 9, 2004, Tellabs’ legal counsel, Sidley Austin Brown & Wood LLP, delivered a draft merger agreement to AFC and its counsel, Pillsbury Winthrop LLP.

      On April 13 and 14, 2004, Tellabs and representatives of Credit Suisse First Boston, its financial advisor, conducted further legal and financial due diligence on AFC at the offices of Pillsbury Winthrop LLP.

      On April 18, 2004, the AFC board convened a meeting to further consider a business combination with Tellabs. Representatives of Bear Stearns and Pillsbury Winthrop LLP also attended the meeting. AFC’s management reviewed with the AFC board Tellabs’ business and operations, Tellabs’ financial performance and the strategic rationale for a merger. Representatives of Bear Stearns reviewed financial and stock market information concerning Tellabs and the valuation methodologies being used to analyze the business combination with Tellabs. Mr. Birck and Mr. Prabhu then joined the meeting to make a presentation and discuss with the AFC board Tellabs’ business, the strategy behind the proposed merger and their plans for operation of the combined company in the event of a merger. At the conclusion of the meeting, the AFC board authorized management to engage in further due diligence with Tellabs and commence negotiations of a merger agreement.

      On April 19, 2004, Mr. Birck and Mr. Schofield spoke by telephone, and Mr. Birck indicated that further price negotiations were necessary. By April 19, AFC’s stock price had fallen approximately 7% since Tellabs’ proposal of March 19, 2004.

      From April 19 through 23, 2004, both Tellabs and AFC and their respective representatives performed further due diligence on each other.

      On April 20, 2004, counsel for AFC, Pillsbury Winthrop LLP, delivered to counsel for Tellabs, Sidley Austin Brown & Wood LLP, AFC’s comments on the draft merger agreement.

      On the morning of April 21, 2004, Tellabs released its first-quarter financial results. Tellabs’ common stock price rose that day to close approximately 10.5% higher than on the previous trading day.

      At an April 22, 2004 Tellabs’ board meeting, Mr. Schofield gave a background presentation on AFC. Following his presentation, Mr. Schofield participated in a question and answer session with the Tellabs board.

      On April 23, 2004, Sidley Austin Brown & Wood LLP delivered a revised draft of the merger agreement to AFC, and the parties commenced negotiations of the merger agreement.

      On April 25, 2004, the Tellabs board met and received reports on the status of discussions with AFC and the continuing due diligence review of AFC and the fact that AFC was scheduled to announce its results for its first fiscal quarter on April 28, 2004.

      On April 25, 2004, the AFC board met, together with representatives of its legal and financial advisors. AFC management reviewed with the AFC board the results of its further investigation of Tellabs’ business, the status of discussions regarding the terms of a merger and plans for further meetings with Tellabs concerning potential revenue and cost synergies from a combination.

      AFC released its first quarter financial results on the afternoon of April 28, 2004. On April 29, 2004, AFC’s stock price fell nearly 13% from the prior day’s closing price of $19.18 to a closing price of $16.72.

      On May 3, 2004, Mr. Birck and Mr. Schofield spoke by telephone. Mr. Birck proposed $21 per share, either in an all stock deal or with a cash component. Following such proposal, from May 3 until May 12, 2004, executives of Tellabs and AFC and their respective financial advisors continued their negotiations of the financial terms of a proposed merger. In addition, meetings between executives of Tellabs and AFC were held at the offices of Sidley Austin Brown & Wood LLP in Chicago on May 6 and 7, 2004, to analyze potential synergies from a combination.

      On May 12, 2004, Mr. Birck and Mr. Schofield mutually agreed to recommend to their respective boards of directors a merger between the companies at an exchange ratio of 1.55 shares of Tellabs common stock plus $7.00 for each share of AFC common stock, which represented a premium of 28.2% over AFC’s closing market price of $16.24 on that day based on the Tellabs common stock closing price of $9.06.

      The AFC board convened a meeting on May 13, 2004, to consider further the proposed merger with Tellabs. The AFC board considered a presentation from management concerning merger synergies, the financial terms of the merger then under discussion with Tellabs and further financial analysis of the proposed transaction from management and Bear Stearns. The AFC board authorized its management to proceed with further negotiations of a merger with Tellabs based on an exchange ratio of 1.55 shares of Tellabs common stock plus $7.00 for each share of AFC common stock. Mr. Schofield then called Mr. Birck to inform him of the AFC board’s decision.

      Negotiation of a merger agreement by Tellabs and AFC and their respective legal counsel continued through May 19, 2004, and during that same period each party concluded its due diligence review of the other.

      On May 17, 2004, the AFC board held a meeting also attended by representatives of AFC’s legal and financial advisors. The AFC board members were furnished a draft of the merger agreement. A representative of Pillsbury Winthrop LLP reviewed the fiduciary duties of the AFC directors in connection with their consideration of a merger with Tellabs and then reviewed in detail the principal terms of the merger agreement under discussion with Tellabs, noting those points that remained under negotiation and the positions taken by both companies. Representatives of Bear Stearns made a presentation regarding their financial analysis of the proposed merger.

      On the afternoon of May 18, 2004, the AFC board held a meeting also attended by representatives of AFC’s legal and financial advisors. At this meeting, management and counsel updated the AFC board on the status of merger negotiations.

      On the afternoon of May 19, 2004, the AFC board met to review and vote on the proposed merger with Tellabs. All members of the AFC board were present, as were representatives of Pillsbury Winthrop LLP and Bear Stearns. Counsel again reviewed the AFC board’s fiduciary duties and described the terms of the merger agreement, focusing on changes from the draft merger agreement reviewed by the AFC board on May 17, 2004. Representatives of Bear Stearns reiterated their financial analysis of the proposed merger. It was noted that the proposed consideration represented approximately a 26% premium to the closing price of the AFC common stock on May 19, 2004. Following this, the representatives of Bear Stearns rendered their firm’s oral opinion, subsequently confirmed in writing, that, as of May 19, 2004, the merger consideration was fair, from a financial point of view, to the stockholders of AFC. After discussion, the AFC board determined that the proposed merger was fair to, and in the best interests of, AFC and its stockholders, unanimously approved the terms of the original merger agreement and resolved to recommend that AFC stockholders approve the merger.

      Late on the afternoon of May 19, 2004, the Tellabs board of directors approved the terms of the original merger agreement, and Tellabs and AFC executed the agreement.

      Early on the morning of May 20, 2004, Tellabs and AFC issued a joint press release announcing the signing of the original merger agreement and held a conference call to discuss the merger with interested investors and analysts.

      During June 2004, representatives of AFC and Tellabs engaged in preliminary planning for the integration of the two companies, and communicated periodically concerning their businesses. On June 23, 2004, Mr. Schofield updated Mr. Prabhu about developments in AFC’s relationship with Verizon. On June 29, 2004, Mr. Schofield and Mr. Prabhu held further discussions about the Verizon relationship and the preliminary results of AFC’s second quarter.

      During the first two weeks of July 2004, representatives of AFC shared historic and projected financial information with Tellabs, at Tellabs’ request.

      On July 19, 2004, Mr. Birck telephoned Mr. Schofield about Tellabs’ review of AFC’s financial information and outlook.

      On the afternoon of July 20, 2004, AFC announced its second quarter financial results, which did not meet the consensus estimates of securities analysts. In a conference call held to review those results with securities analysts and other investors, management noted that AFC had been notified of Verizon’s belief that AFC was in breach of its FTTP contract with Verizon, that AFC had missed a development milestone under that contract near the end of the second quarter, and that AFC was currently selling one element of its FTTP system to Verizon at negative gross margins. Mr. Schofield also identified uncertainties associated with customers’ capital spending on traditional access equipment. In addition, AFC’s management provided guidance regarding estimated third-quarter financial results, which were substantially below the consensus estimates of securities analysts.

      On July 21, 2004, Tellabs released its second quarter financial results, which exceeded the consensus expectations of securities analysts.

      During the week following these announcements, the difference between the value of AFC’s common stock implied by the original merger agreement’s exchange ratio of 1.55 shares of Tellabs common stock and $7.00 in cash, and AFC’s then-current stock price, widened substantially. This difference had averaged 3.1% and 4.1% for the 20 and 10 trading days preceding AFC’s July 20 earnings announcement, respectively, but averaged 21.5% and 19.7% for the 20 and 10 trading days after that announcement, respectively. In addition, a number of securities analysts substantially reduced their outlook for AFC’s financial results for the remainder of 2004 and 2005.

      On July 22, 2004, Mr. Birck telephoned Mr. Schofield. They discussed AFC’s business and Mr. Birck informed Mr. Schofield that the Tellabs board of directors had requested Tellabs management to further evaluate AFC’s business and financial outlook.

      On July 26, 2004, the AFC board of directors held a telephonic meeting, which AFC’s legal and financial advisors also attended. At this meeting, AFC’s management updated the AFC board of directors on the market reaction to AFC’s second-quarter earnings announcement and on the recent communications with Tellabs’ management.

      Tellabs and its financial advisor conducted a due diligence review of AFC’s business during meetings held at AFC’s offices in Petaluma, California on July 29 and 30, 2004. Subsequent to those meetings, representatives of Tellabs and its financial advisor followed up with additional due diligence inquiries to representatives of AFC.

      On August 4, 2004, Messrs. Schofield and Prabhu had a telephone conversation in which Mr. Prabhu indicated that while he and Mr. Birck were still supportive, in concept, of a combination of the two companies, Messrs. Birck and Prabhu felt that the recent events merited a further discussion with Mr. Schofield.

      On August 5, 2004, Mr. Birck and Mr. Prabhu telephoned Mr. Schofield. During this conversation, Messrs. Birck and Prabhu indicated their concern regarding AFC’s business and financial outlook and their impact on the ability of the parties to complete the merger on the terms announced. The executives concluded that representatives of the two companies should further discuss AFC’s business and financial outlook.

      On August 10, 2004, Tellabs filed its quarterly report on Form 10-Q with the SEC. Among other things, this report stated that “Following AFC’s announcement of its second quarter results and outlook for the balance of 2004, the Tellabs Board of Directors requested that Tellabs’ management conduct a further review and analysis of AFC’s business and financial outlook and provide the Board with an update. Management is in the process of conducting such review in coordination with AFC.”

      On August 11, 2004, Tellabs sent AFC a summary of Tellabs’ view of AFC’s financial outlook. Subsequently, representatives of the two companies engaged in discussions concerning this summary and the assumptions underlying Tellabs’ view of AFC’s financial outlook.

      On August 12, 2004, in a letter to Messrs. Birck and Prabhu, Mr. Schofield questioned Tellabs’ recent projections of AFC’s financial results. The letter also stated that Tellabs’ statements in its quarterly report on Form 10-Q had increased uncertainty concerning the merger in the marketplace, and referred to both companies’ obligations to support the merger pursuant to the original merger agreement.

      Mr. Birck replied to Mr. Schofield in a letter dated August 16, 2004. Mr. Birck referred to the additional due diligence review that Tellabs had conducted at its board’s request, including extensive due diligence with AFC, AFC customers and other market sources. The letter stated that the need for these activities had stemmed from the substantial and unanticipated financial shortfalls experienced by AFC in the second quarter, the significantly deteriorating view of AFC’s expected results going forward and the implications for AFC’s future prospects. The letter indicated that this jeopardized the companies’ ability to ensure that the proposed transaction would be accretive in 2005. The letter also expressed concern about AFC’s recent discussions with Verizon relating to AFC’s FTTP contract, as described by AFC. Mr. Birck’s letter stated that Tellabs’ management still believed in the merger’s strategic rationale, but that the deterioration in AFC’s business and the response of the financial community in recent weeks necessitated a serious discussion of these matters and their implications by Messrs. Birck and Schofield. Later that day, in a telephone conversation between Mr. Birck and Mr. Schofield, Mr. Birck indicated that he was concerned that the Tellabs board of directors would not consider the merger acceptable on its current terms and that the Tellabs stockholders would not approve the merger on those terms.

      On August 17, 2004, in a letter to Mr. Schofield, Mr. Birck indicated that he and Mr. Prabhu were concerned that Tellabs’ board of directors may not be able to recommend the merger on the current terms as a result of adverse developments since the signing of the original merger agreement and what appeared to be a long term change in AFC’s outlook (although no decision had been made in that regard). The letter also expressed concern that Tellabs stockholders may not approve the transaction on the then current terms, in any event. The letter proposed amending the merger consideration to comprise 0.70 shares of Tellabs common stock and $9.00 in cash per share of AFC common stock, which the letter said represented a value of nearly $15.00 per AFC share at then-current prices. The letter indicated that this represented a considerable premium over the value of AFC shares were they not tethered to the price of Tellabs stock and provided the companies the opportunity to construct a transaction that will not be dilutive to earnings in 2005. Mr. Birck’s letter stated that he had discussed this proposal with Tellabs’ advisors but had not presented it to the Tellabs board of directors.

      On August 18, 2004, Mr. Birck and Mr. Prabhu telephoned Mr. Schofield to discuss Mr. Birck’s August 17 letter.

      On August 21, 2004, the AFC board of directors met, together with representatives of Pillsbury Winthrop LLP and Bear Stearns. Among other matters, the AFC board of directors discussed Tellabs’ management’s concerns regarding Tellabs’ board of directors and stockholders supporting the merger on the then current terms. The AFC board also reviewed the terms of the original merger agreement, including the ability of Tellabs’ board of directors to withdraw or modify its recommendation of the merger and the consequences, including AFC’s right to receive a termination fee and reimbursement of expenses from Tellabs, in that event. The AFC board of directors also reviewed AFC’s business and prospects, including a discussion of operational challenges facing the company, and reviewed an updated financial valuation analysis of AFC on a standalone basis, as presented by Bear Stearns. The AFC board also discussed whether Tellabs’ proposed amended terms would be in the best interests of AFC’s stockholders, and concluded that the proposal was unacceptable. The AFC board also discussed a potential response to Mr. Birck’s August 17 letter.

      The AFC board of directors convened again by conference call on August 22, 2004, on which representatives of Pillsbury Winthrop LLP and Bear Stearns participated, to review the appropriate response to Tellabs’ proposal as expressed in Mr. Birck’s August 17 letter. The AFC board of directors authorized management to send a written response to Tellabs consistent with the AFC board’s discussion.

      On August 23, 2004, Mr. Schofield sent a letter to Mr. Birck stating that AFC’s board of directors did not accept the proposal made in Mr. Birck’s letter of August 17. The letter expressed concerns about Mr. Birck’s letters of August 16 and 17 in light of the extensive investigation conducted by Tellabs before signing the original merger agreement in May, and stated that Tellabs’ management was aware of the uncertainties surrounding and investments required for the pursuit of the FTTP business opportunity at that time. The letter also expressed concerns about Tellabs’ lack of public support for the merger and stated that AFC was committed to working with Tellabs to explain the merger’s rationale and anticipated business synergies to both companies’ stockholders.

      Mr. Birck responded by letter that same day, stating that while he disagreed with various statements in Mr. Schofield’s letter, he thought it most productive that he, Mr. Prabhu and Mr. Schofield meet to decide how best to proceed.

      On August 24, 2004, Mr. Birck, Mr. Prabhu and Mr. Schofield held further telephone discussions, during which Mr. Birck and Mr. Prabhu indicated that a major institutional Tellabs stockholder had expressed concerns about the transaction on its current terms. Mr. Birck also indicated that, during discussions with Tellabs’ management Credit Suisse First Boston had informed Tellabs’ management that if the Tellabs board of directors proceeded with the merger on the original terms, Credit Suisse First Boston would have to advise Tellabs’ board of directors to the effect that the Tellabs board of directors could no longer rely upon the opinion that Credit Suisse First Boston had delivered to the Tellabs board of directors in connection with the signing of the original merger agreement in May. They also discussed a possible amendment to the original merger agreement.

      In a letter to Mr. Schofield on the morning of August 25, 2004, Mr. Birck proposed a revised merger consideration of 0.576 shares of Tellabs common stock and $10.50 in cash per share of AFC common stock, which, the letter indicated, represented approximately $15.60 in value at then-current prices. The letter noted that the proposed amended terms would not require a Tellabs stockholder vote, but would be taxable to AFC stockholders. The letter also proposed to reduce the number of Tellabs board seats allocated to AFC representatives from three to one, which the letter indicated would be Mr. Schofield. Mr. Birck’s letter stated that he had not discussed this offer with Tellabs’ board of directors, but would be prepared to do so promptly if AFC and its board of directors agreed to the proposal. The letter urged AFC to have its financial advisor discuss the proposal with Tellabs’ financial advisor. Later that same day, representatives of Bear Stearns called Credit Suisse First Boston to discuss the proposal. Messrs. Birck and Prabhu then telephoned Mr. Schofield, and the executives engaged in further discussions regarding the merger consideration.

      On August 26, 2004, the AFC board of directors met, together with representatives of Pillsbury Winthrop LLP and Bear Stearns. The AFC board of directors engaged in an extensive review and discussion of the status and prospects for AFC’s business and AFC’s strategic alternatives, including AFC’s prospects as a stand-alone, independent company. The AFC board of directors also reviewed with management and counsel Tellabs’ management’s concerns regarding Tellabs’ board of directors supporting the merger on the then current terms and Tellabs’ management’s statements about the concerns expressed by Tellabs stockholders regarding such terms. They also discussed the prospect that Credit Suisse First Boston would advise the Tellabs board of directors not to rely upon the opinion that it delivered to the Tellabs board of directors in connection with the signing of the original merger agreement. The AFC board also discussed the closing conditions in the original merger agreement, including the requirement of approval by Tellabs’ stockholders, and the provisions of the original merger agreement permitting the Tellabs board of directors to withdraw its recommendation of the merger if required by the Tellabs board’s fiduciary duties, upon payment of specified fees and expenses to AFC. The AFC board of directors discussed whether an amendment to the existing terms of the original merger agreement would be in the best interests of AFC’s stockholders, and discussed AFC’s strategic alternatives to a merger with Tellabs. Representatives of Bear Stearns commented on the views of the proposed merger expressed by certain securities analysts, and reviewed the change in the relationship between Tellabs’ and AFC’s stock prices since AFC’s second-quarter earnings announcement. Bear Stearns’ representatives also updated the AFC board of directors on their discussions with Tellabs’ financial advisor, and reviewed Bear Stearns’ financial analysis of AFC and its business on a stand-alone basis and of the financial aspects of Tellabs’ proposal. Representatives of Pillsbury Winthrop LLP reviewed the fiduciary duties of AFC’s directors. At the conclusion of the meeting, the AFC board of directors, while deferring any decision with respect to an amendment to the original merger agreement, discussed the principal considerations that should be reflected in any amendment to the original merger agreement that AFC’s management would propose to Tellabs, including changes designed to increase the likelihood that the merger would be completed. The AFC board of directors also discussed the need for a prompt decision as to how the two companies would proceed, due to the effects on AFC’s business of uncertainty about the transaction in the marketplace and among AFC employees and customers.

      On August 27, 2004, Mr. Schofield sent a letter to Mr. Birck outlining the principal terms of a possible amended merger agreement designed to increase the likelihood that the merger would be completed, extending the final termination date of the agreement to December 31, 2004, and providing for consideration with a value of $17.00 per share of AFC common stock. Mr. Schofield and Mr. Birck discussed the letter by telephone that afternoon.

      On August 30, 2004, Messrs. Birck, Prabhu and Schofield engaged in further negotiations. That afternoon, Tellabs’ legal counsel, Sidley Austin Brown & Wood LLP, delivered a draft amended merger agreement, containing no stated merger price, to AFC and its legal counsel, Pillsbury Winthrop LLP.

      On August 31, 2004, Messrs. Birck and Schofield held further discussions by telephone, in the course of which Mr. Birck stated that he was prepared to recommend to the Tellabs board of directors a price of 0.56 shares of Tellabs common stock and $11.50 in cash per share of AFC common stock and Mr. Schofield emphasized the importance of revising the conditions to closing to increase the likelihood that the merger would be completed. That afternoon, counsel to the two companies began to negotiate the draft amended merger agreement.

      Negotiation of an amended merger agreement by Tellabs and AFC and their respective legal counsel continued through September 7, 2004, and during that period each party conducted a further due diligence review of the other, including an update on each company’s anticipated third-quarter results.

      On September 1, 2004, the AFC board of directors held a telephonic meeting and reviewed the status of the parties’ discussions and AFC’s strategic alternatives.

      From September 2 through September 6, 2004, Messrs. Birck, Prabhu and Schofield held telephonic negotiations concerning the form and value of the consideration that would be received by AFC stockholders pursuant to an amended merger agreement, and the other terms of any such amendment. The negotiations led to a draft proposal for an amended merger agreement, subject to the approval of the two companies’ respective boards of directors and final negotiation of the other terms of the merger, under which AFC stockholders would receive $12.00 in cash and approximately one-half share of Tellabs common stock for each share of AFC common stock, and certain other changes would be made to increase the likelihood that the merger would be completed.

      On the evening of September 6, 2004, the AFC board of directors held a telephonic meeting to consider amending the original merger agreement. All AFC board members were furnished a draft of the proposed amended merger agreement. Representatives of Bear Stearns and Pillsbury Winthrop LLP also attended the meeting. AFC’s directors and management reviewed the status of discussions concerning a possible amendment, Tellabs’ business, AFC’s business and historic and projected financial performance, the strategic rationale for a merger, and AFC’s strategic alternatives. A representative of Pillsbury Winthrop LLP reviewed the fiduciary duties of the AFC directors in connection with their consideration of an amended merger agreement, and then reviewed in detail the principal terms of the merger agreement under discussion with Tellabs, noting the differences between the proposed terms and those in the original merger agreement signed on May 19, 2004. Among other things, the AFC board of directors noted that the proposed amendment would not require Tellabs stockholders to approve the merger as a condition to closing, that additional matters were excluded from the Material Adverse Change definition in the original merger agreement, that the agreement’s final termination date would be extended to December 31, 2004, and that the merger agreement would continue to allow AFC to consider unsolicited, superior offers from third parties under the terms stated in the agreement. Representatives of Bear Stearns reviewed financial and stock market information concerning Tellabs and AFC, and presented their financial analysis of the proposed amendment to the terms of the merger. At the conclusion of the meeting, AFC’s board authorized management to engage in further negotiations with Tellabs.

      On the afternoon of September 7, 2004, the AFC board of directors convened by conference call to review and vote on the proposed amendment to the merger agreement with Tellabs, providing for a merger consideration of $12.00 in cash and 0.504 shares of Tellabs common stock for each share of AFC common stock. All members of the AFC board were present, as were representatives of Pillsbury Winthrop LLP and Bear Stearns. Counsel again reviewed the AFC board’s fiduciary duties and reviewed key provisions of the amended merger agreement with the AFC board members. Representatives of Bear Stearns updated the AFC board of directors with respect to their financial analysis of the proposed merger. Following this, representatives of Bear Stearns rendered their firm’s oral opinion, subsequently confirmed in writing, that, as of September 7, 2004, the merger consideration provided for in the amended merger agreement was fair, from a financial point of view, to the stockholders of AFC. After a further discussion, the AFC board determined that the merger with Tellabs on the amended terms was fair to, and in the best interests of, AFC and its stockholders, unanimously approved the terms of the amended merger agreement and resolved to recommend that AFC stockholders approve the merger on those terms.

      Subsequently on the afternoon of September 7, 2004, the Tellabs board of directors approved the terms of the amended merger agreement, and Tellabs and AFC executed the agreement and issued a joint press release announcing the signing of the amendment.

      Early on the morning of September 8, 2004, representatives of Tellabs and AFC held a conference call to discuss the merger with interested investors and analysts.

Recommendation of AFC Board; AFC’s Reasons for the Merger

      The AFC board of directors has unanimously approved the merger agreement, has unanimously determined that the merger agreement, as amended on September 7, 2004, and the merger are advisable and fair to and in the best interest of AFC and the holders of AFC common stock, and unanimously recommends that AFC stockholders vote “FOR” the adoption of the merger agreement, thereby approving the merger.

      In reaching its determination to recommend the adoption of the merger agreement, as amended and restated on September 7, 2004, and the merger, the AFC board of directors consulted with management, as well as Bear Stearns, AFC’s financial advisor, and Pillsbury Winthrop LLP, AFC’s outside legal counsel, and considered various material factors, which are discussed below. The following discussion of the information and factors considered by the AFC board is not intended to be exhaustive. In view of the wide variety of factors considered in connection with the merger, the AFC board did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific material factors it considered in reaching its decision. In addition, individual members of the AFC board may have given different weight to different factors. The AFC board considered this information and these factors as a whole, and overall considered the relevant information and factors to be favorable to, and in support of, its determinations and recommendations. Among the material information and factors considered by the AFC board were the following:

•	the AFC board’s familiarity with, and presentations by AFC’s management and financial advisors regarding, AFC’s business, operations, business strategy and prospects (as well as the risks involved in achieving those prospects), the nature of the access business in which AFC competes and general industry, economic and market conditions, both on a historical and prospective basis, including the following:

•	the challenges to AFC’s near-term profitability as a result of the investment required to complete the development of AFC’s fiber-to-the-premises, or FTTP, products and the time required to reduce the cost of FTTP-related components;

•	the risk that AFC as a stand-alone company would not be able to take full advantage of its opportunity in FTTP products, AFC’s recent performance under its FTTP contract with Verizon, and Verizon’s assertion that AFC has breached the FTTP contract by failing to meet development milestones;

•	uncertainties regarding the technological direction of telecommunications service providers and the more limited research and development resources available to AFC compared to larger competitors;

•	the increasing consolidation among telecommunications service providers, with the resulting increase in the importance of size and scope for telecommunications equipment suppliers; and

•	increasing competition in the access equipment market, including from smaller competitors seeking to establish market share;

•	the presentations by Bear Stearns at meetings of AFC’s board and Bear Stearns’ opinion to the effect that, as of September 7, 2004, and based upon and subject to the assumptions, qualifications and limitations set forth therein, the merger consideration is fair from a financial point of view to the stockholders of AFC. For a more detailed discussion regarding the Bear Stearns opinion, please see the section below titled “— Opinion of AFC’s Financial Advisor”;

•	the AFC board’s expectation and belief that Tellabs’ financial advisor would indicate that its fairness opinion previously delivered to the Tellabs board of directors with respect to the original merger agreement could no longer be relied on, and that the Tellabs board of directors would change its recommendation in favor of the original merger agreement, and AFC’s right, in that event, either to proceed with a vote by Tellabs stockholders in spite of the absence of support from the Tellabs board or terminate the original merger agreement and receive a break-up fee of $28.8 million and reimbursement of expenses;

•	the AFC board’s belief, based on concerns expressed by Tellabs’ management and statements made by securities analysts and as reflected in the difference between the implied per-share value of the merger consideration under the original merger agreement and the trading prices of AFC’s common stock after its second-quarter earnings announcement, that there was opposition to the original merger agreement by certain Tellabs stockholders, and the fact that approval of Tellabs’ stockholders was a condition to the completion of the merger under the original merger agreement;

•	AFC’s discussions with third parties prior to the time of execution of the original merger agreement and the fact that no third party had approached AFC with a proposal for a business combination since that time, as well as AFC’s continued ability under the merger agreement to provide information to and negotiate with a third party making an unsolicited, superior acquisition proposal for AFC, under the terms stated in the merger agreement;

•	the AFC board’s view that the amount of the termination expenses and fees payable to Tellabs pursuant to the merger agreement, and the circumstances under which such expenses and fees would be payable, are reasonable considering that:

•	Tellabs was only willing to enter into the merger agreement on the express condition that AFC agree to those termination expense and fee provisions; and

•	the AFC board believed that the amount of those expenses and fees would not be likely to preclude potentially interested third parties from pursuing a strategic transaction with AFC;

•	the closing conditions in the merger agreement, including the absence of a requirement for a Tellabs stockholder vote;

•	the fact that the merger agreement requires that the merger be submitted to AFC’s stockholders for approval, which allows for an informed vote of AFC’s stockholders on the merits of the transaction, and that the merger agreement provides that it may be terminated by AFC if such approval is not received;

•	the perception of AFC by customers, suppliers and other industry participants if AFC is unable to complete a merger with Tellabs;

•	the fact that the merger consideration to be received by AFC stockholders will allow them to receive a significant cash distribution of $12.00 per share, as well as a meaningful opportunity to participate in the potential growth and success of the combined company through ownership of approximately 10% of the combined company;

•	Tellabs’ ability to pay the $12.00 per share cash merger consideration;

•	information with respect to the business, results of operations and financial condition of Tellabs, including the potential strategic benefits of combining Tellabs’ product lines, customer relationships and other resources with those of AFC;

•	the relationship of the value of the amended merger consideration to the ranges of values for AFC that were implied by the financial analyses reviewed with the AFC board of directors by Bear Stearns; and

•	the AFC board’s belief that, based on the AFC board’s discussions with AFC’s financial advisors, AFC’s then-current stock price was higher than it would have been in the absence of the pending merger on the terms of the original merger agreement.

      The AFC board of directors considered a number of drawbacks or risks relating to the merger, including the following material factors:

•	the likelihood that the merger would not qualify as a tax-free reorganization;

•	the fact that the higher proportion of cash as opposed to stock in the merger consideration would limit the participation of AFC stockholders in any synergies created by the merger or in the future growth of the combined company, as compared to the original merger agreement;

•	the risk that the merger will not be completed as a result of a material adverse change in AFC’s business between September 7, 2004 and the closing date of the merger or the failure to satisfy other conditions to closing, and the risks and costs to AFC if the merger does not close, including diversion of management and employee attention, potential employee attrition, and the effects on customer relationships, as well as the potential for a decline in AFC’s stock price to the extent that its shares are trading at a higher level than they might have in the absence of a pending merger;

•	the effects on AFC’s business of diversion of management resources necessary to consummate the merger;

•	the fact that the value of the merger consideration on September 7, 2004, $16.60, was less than the per-share closing price of AFC’s common stock of $17.20 on that date;

•	the interests of AFC’s officers and directors in the merger as described under “Interests of AFC’s Directors and Executive Officers in the Merger”;

•	the limitations imposed by the merger agreement on the conduct of AFC’s business and the prohibition on AFC’s solicitation of alternative business combination transactions prior to completion of the merger; and

•	the requirement that AFC pay Tellabs a $44.45 million termination fee, and reimburse Tellabs for up to $10 million in expenses, if the merger agreement is terminated under specified circumstances.

      After considering the foregoing factors, the AFC board concluded that the merger price of $12.00 cash and 0.504 shares of Tellabs common stock per share of AFC common stock was the best price currently available to AFC, and that it was an attractive price for AFC’s stockholders in comparison to the values that AFC might reasonably achieve in the foreseeable future as a stand-alone, independent company. The AFC board believed that this was particularly true in light of the risks and uncertainties involved in connection with the results that AFC could expect to achieve on its own. However, the AFC board realized that there can be no assurance about future results, including results considered or expected as described above. It should be noted that this explanation of the AFC board’s reasoning and all other information presented in this section are forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Forward-Looking Statements.”

Opinion of AFC’s Financial Advisor

Overview

      At the September 7, 2004 meeting of the AFC board of directors, Bear Stearns rendered its oral opinion, which was subsequently confirmed in writing, to the effect that, as of that date and based upon the qualifications, assumptions, limitations and other matters set forth in the written opinion, the merger consideration provided for in the merger agreement, as amended and restated as of September 7, 2004 (referred to throughout this proxy statement as the merger agreement) was fair, from a financial point of view, to holders of AFC common stock.

      The full text of Bear Stearns’ written opinion, which sets forth the assumptions made, matters considered and qualifications and limitations on the review undertaken by Bear Stearns, is attached as Annex B to this proxy statement/prospectus and is incorporated by reference. The summary of the Bear Stearns opinion set forth below is qualified in its entirety by reference to the full text of the opinion. AFC STOCKHOLDERS ARE URGED TO READ THE BEAR STEARNS OPINION IN ITS ENTIRETY. In reading the discussions of the Bear Stearns opinion set forth below, AFC stockholders should be aware that the opinion:

•	was provided to the AFC board of directors for its benefit and use in connection with its consideration as to whether the merger consideration, consisting of (i) 0.504 shares of Tellabs common stock and (ii) $12.00 in cash, for each share of AFC common stock, was fair, from a financial point of view, to the stockholders of AFC;

•	did not constitute a recommendation to the AFC board of directors or any holder of AFC common stock as to how to vote in connection with the merger;

•	did not address AFC’s underlying business decision to pursue the merger on the terms set forth in the merger agreement, the relative merits of the merger as contemplated in the merger agreement as compared to alternative business strategies that might exist for AFC or the effects of any other transaction in which AFC might engage and does not address any aspect of the merger other than the fairness, from a financial point of view, to holders of AFC common stock, of the merger consideration; and

•	did not express any opinion as to the price or range of prices at which the shares of common stock of AFC and Tellabs would trade subsequent to the announcement of the amendment to the original merger agreement or as to the price or range of prices at which the shares of common stock of Tellabs may trade subsequent to the consummation of the merger.

      Although Bear Stearns evaluated the fairness, from a financial point of view, of the merger consideration to the stockholders of AFC, the merger consideration itself was determined at arms-length negotiations. Bear Stearns provided advice to AFC during the course of such negotiations as requested by the board of directors of AFC. AFC did not provide specific instructions to, or place any limitations on the scope of the investigation of, or procedures to be followed or factors to be considered by, Bear Stearns in performing its analyses or providing its opinion.

      In arriving at its opinion, Bear Stearns, among other things:

•	reviewed the original merger agreement between AFC and Tellabs dated May 19, 2004, as proposed to be amended and restated as of September 7, 2004;

•	reviewed Tellabs’ and AFC’s joint proxy statement/ prospectus on Form S-4 as filed with the Securities and Exchange Commission on June 23, 2004;

•	reviewed certain publicly available financial statements and other information of AFC and Tellabs;

•	reviewed certain operating and financial information relating to AFC’s business and prospects, including management’s 2004 quarterly forecast and certain revised data relating to AFC’s projected future financial performance for the subsequent years ending December 31, 2007, which reflected low case, medium case and high case operating assumptions (referred to in this section as the updated AFC projections), all as prepared and provided to Bear Stearns by AFC’s management;

•	met with certain members of AFC’s senior management to discuss AFC’s business, operations, historical and projected financial results and future prospects;

•	reviewed certain operating and financial information relating to Tellabs’ business and prospects, including management’s 2004 quarterly forecast and certain data relating to Tellabs’ projected future financial performance for the period ending December 31, 2005 (referred to in this section as the updated Tellabs projections), all as prepared and provided to Bear Stearns by Tellabs’ management;

•	met with certain members of Tellabs’ senior management to discuss Tellabs’ business, operations, historical and projected financial results and future prospects;

•	reviewed certain estimates of revenue enhancements, cost savings and other synergies expected to result from the proposed merger, jointly prepared and provided to Bear Stearns by AFC’s and Tellabs’ management;

•	reviewed the historical prices, trading multiples and trading volume of the common stock of AFC and of Tellabs;

•	reviewed publicly available financial data, stock market performance data and trading multiples of companies which Bear Stearns deemed generally comparable to AFC and Tellabs;

•	reviewed the terms of recent mergers and acquisitions of companies which Bear Stearns deemed generally comparable to AFC and the proposed merger;

•	performed discounted cash flow analyses based on the projections of AFC’s management for the four fiscal years ending December 31, 2007;

•	reviewed the pro forma financial results, financial condition and capitalization of Tellabs giving effect to the proposed merger; and

•	conducted such other studies, analyses, inquiries and investigations as Bear Stearns deemed appropriate.

      In preparing its opinion, Bear Stearns relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information provided to Bear Stearns by AFC and Tellabs, including without limitation, the financial projections and synergies, provided to Bear Stearns by AFC and Tellabs. With respect to the updated AFC projections and the updated Tellabs projections and the synergies, Bear Stearns relied on assurances that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior managements of AFC and Tellabs as to the expected future performance of AFC and Tellabs, respectively. In the case of AFC, Bear Stearns considered projections reflecting AFC’s low case, medium case and high case operating assumptions, although, after discussions with AFC management, it was considered that the low and medium case operating assumptions were more probable than the high case assumptions. With respect to the synergies that could be achieved upon consummation of the merger, Bear Stearns relied on assurances that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior managements of AFC and Tellabs as to the timing and availability of such amounts. Bear Stearns did not assume any responsibility for the independent verification of any such information or of the financial projections and synergy estimates and Bear Stearns relied upon the assurances of the senior managements of AFC and Tellabs that they are unaware of any facts that would make such information provided to Bear Stearns incomplete or misleading.

      In arriving at its opinion, Bear Stearns did not perform or obtain any independent appraisal of the assets or liabilities (contingent or otherwise) of AFC and Tellabs, nor was Bear Stearns furnished with any such appraisals. During the course of Bear Stearns’ engagement and prior to the execution of the original merger agreement, Bear Stearns was asked by the board of directors of AFC to solicit indications of interest from certain third parties regarding a transaction with AFC, and Bear Stearns also considered the results of such solicitation in arriving at its opinion. Bear Stearns assumed that the merger will be consummated in a timely manner and in accordance with the terms of the merger agreement, without any limitations, restrictions, conditions, amendments or modifications, regulatory or otherwise, that collectively would have a material effect on AFC and Tellabs on a stand-alone basis or on Tellabs on a pro forma basis giving effect to merger.

      Bear Stearns noted certain recent developments concerning AFC and Tellabs occurring after the execution of the original merger agreement. In particular, Bear Stearns noted that AFC’s revenues for its fiscal quarter ended June 30, 2004 were $118.6 million and that AFC’s earnings per share for its core business were $0.06, while consensus Wall Street analysts’ estimates for the same period were for $131 million in revenue and $0.08 in earnings per share. AFC also announced that it received notification from a subsidiary of Verizon Communications, Inc. that Verizon believes AFC’s failure to deliver product features by specified milestone dates pursuant to an agreement between AFC and Verizon, and AFC’s failure to subsequently deliver some of these product features in accordance with its corrective plans, constitutes a default and a breach of AFC’s obligations under its agreement with Verizon. Bear Stearns also noted that AFC’s public guidance for its third fiscal quarter of 2004 of approximately $124-$128 million in revenues and earnings per share of $0.00 was below the $140 million in revenues and $0.11 earnings per share consensus estimates that Wall Street analysts had been expecting prior to AFC’s second quarter earnings announcement.

      With respect to Tellabs, Bear Stearns noted that Tellabs second quarter revenues of $304.3 million represented a 30% increase over Tellabs revenues for the corresponding period in 2003, and that its second quarter earnings per share of $0.12 exceeded consensus Wall Street analysts’ expectations of $0.06 earnings per share.

      The following is a summary of the material valuation, financial and comparative analyses considered by Bear Stearns in connection with the rendering of its opinion on September 7, 2004 in connection with the merger consideration. This summary does not purport to be a complete description of the analyses underlying the Bear Stearns opinion.

      Summary of reviews and analyses. Bear Stearns’ opinion is necessarily based on economic, market and other conditions, and the information made available to Bear Stearns, as of the date of the opinion. In performing its analyses, Bear Stearns made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Bear Stearns, AFC and Tellabs. Any estimates contained in the analyses performed by Bear Stearns are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty.

      In order to understand fully the reviews and financial and valuation analyses used by Bear Stearns, any information presented in tabular format must be read together with the text of each summary. The tables alone do not represent a complete description of any such reviews or financial and valuation analyses. This summary does not purport to be a complete description of the analyses underlying the Bear Stearns opinion. All such reviews and financial and valuation analyses were based on information available to Bear Stearns on September 7, 2004. Bear Stearns has not undertaken, and is under no duty, to update any such reviews or financial and valuation analyses upon the availability of new information.

      Stock Price Analysis. Bear Stearns observed that, during the period between the announcement of the original merger agreement and AFC’s second quarter earnings announcement on July 20, 2004, AFC’s common stock price traded fairly closely to the implied value of the merger consideration provided under the original merger agreement. Subsequent to AFC’s second quarter earnings announcement, AFC’s common stock price declined and at September 3, 2004, the price of AFC common stock reflected a 23% discount to this original merger consideration. Bear Stearns also noted that it believed that the price of AFC’s common stock since the public announcement of the original merger agreement reflects, at least in part, the market’s perception of the likelihood of the consummation of the merger with Tellabs on the terms provided for in the original merger agreement.

      Relative Contribution Analysis. Bear Stearns calculated the implied equity splits based on the relative contribution by each of AFC and Tellabs to certain income statement categories of the pro forma combined company, before the effect of any synergies, including 2004 and 2005 estimated revenues, earnings before interest and taxes (EBIT) and net income, all as provided by AFC and Tellabs management, respectively. Bear Stearns then compared these implied equity splits to the proportion of the implied equity value that AFC’s stockholders would receive based on the merger consideration. For purposes of this analysis and calculating AFC’s pro forma ownership, Bear Stearns treated the cash portion of the merger consideration as common stock of Tellabs and observed that AFC’s share of the combined equity value (based on the total merger consideration and the treatment of the cash portion of the merger consideration as common stock of Tellabs) would be 28.5%. Bear Stearns noted that AFC’s implied equity split based on revenue estimates is greater than the pro forma ownership percentage based on the merger consideration and that AFC’s pro forma ownership percentage is greater than AFC’s implied equity splits based on estimates of earnings before interest and taxes and net income.

	Revenues		EBIT		Net Income

	2004E	2005E	2004E	2005E	2004E	2005E

Tellabs	67.8%	65.4%	84.2%	79.3%	94.5%	90.6%
AFC(1)	32.2%	34.6%	15.8%	20.7%	5.5%	9.4%

(1)	Amounts are based on estimates provided by AFC management using medium case projections for 2005. AFC implied equity splits based on 2005 revenues, earnings before interest and taxes and net income would be 33.6%, 19.5% and 8.0%, respectively, using AFC management’s low case projections for 2005 and 36.9%, 22.1% and 11.0%, respectively, using AFC management’s high case projections for 2005.

      Selected Comparable Company Analysis. Bear Stearns compared certain operating, financial, trading and valuation information for AFC and Tellabs to certain publicly available operating, financial, trading and valuation information for six selected companies, which in Bear Stearns’ judgment, were reasonably comparable to AFC and Tellabs for purposes of this analysis. These companies were:

•	Juniper Networks, Inc.

•	UT Starcom, Inc.

•	Adtran, Inc.

•	Ciena Corp.

•	ADC Telecommunications, Inc.

•	Foundry Networks, Inc.

      Bear Stearns utilized the earnings forecasts for these companies from publicly available data from selected Wall Street equity research reports. Bear Stearns’ analysis was based on closing stock prices as of September 3, 2004. Bear Stearns noted that the implied transaction EBITDA multiples, based on the value of the merger consideration at the close of business on September 3, 2004 and AFC management estimates (using AFC management’s medium case projections for 2005), of 22.2x 2004 estimated EBITDA and 14.3x 2005 estimated EBITDA, were within the range of current trading multiples of comparable companies and compared favorably to Adtran, Inc. and Foundry Networks, Inc., companies that Bear Stearns believes are most directly comparable to AFC. A summary of the projected multiples of enterprise value to revenues, EBIT and EBITDA and projected multiples of price to earnings and based on management estimates of net income for the years 2004 and 2005 (and with respect to AFC’s 2005 estimates, using the medium case projections), are set forth below:

	Enterprise Value/Revenues		Enterprise Value/EBITDA		Enterprise Value/EBIT		Price/Earnings

	2004E	2005E	2004E	2005E	2004E	2005E	2004E	2005E

AFC(1)	1.62x	1.24x	24.5x	15.7x	216.8x	29.2x	147.2x	76.7x
Tellabs	2.21x	2.04x	9.5x	7.9x	16.6x	11.2x	21.5x	19.3x
Range of multiples for comparable companies	0.51x-9.26x	0.37x-6.79x	5.5x-34.0x	3.8x-21.1x	5.5x-58.4x	3.8x-22.6x	9.3x-102.0x	7.2x-37.3x
Harmonic Mean for comparable companies(2)	1.71x	2.51x	11.3x	8.8x	15.6x	10.6x	29.6x	21.9x
AFC — at merger value (3)	1.47x	1.13x	22.2x	14.3x	196.9x	26.5x	140.9x	73.4x

(1)	2005 estimates are based on the medium case projections of AFC management. AFC multiples of enterprise value to revenues, enterprise value to EBITDA, enterprise value to EBIT and price to earnings for 2005 would be 1.33x, 17.6x 36.6x and 90.2x, respectively, using AFC management’s low case projections and 1.06x, 13.8x, 23.2x and 64.2x, respectively, using AFC management’s high case projections. AFC current multiples may not be meaningful as AFC’s stock price was impacted by the original merger agreement with Tellabs.

(2)	Harmonic mean is calculated by using the reciprocals of the multiples and gives equal weight to equal dollar investments in the securities whose ratios are being averaged. The calculation of Harmonic mean does not include UT Starcom, Inc. due to company specific factors.

(3)	Amounts are based on AFC management estimates and a 0.504x exchange ratio plus $12.00 in cash for each share of AFC common stock. 2005 estimates are based on the medium case projections of AFC management. AFC multiples of enterprise value to revenues, enterprise value to EBITDA, enterprise value to EBIT and price to earnings for 2005 would be 1.21x, 16.0x, 33.2x and 86.3x, respectively, using AFC management’s low case projections and 0.96x, 12.5x, 21.1x and 61.5x, respectively, using AFC management’s high case projections.

      Bear Stearns also noted that none of the comparable companies are identical to AFC, or to Tellabs on a stand-alone basis or a pro forma basis and, accordingly, any analysis of comparable companies necessarily involved complex considerations and judgments concerning differences in financial and operating characteristics and other factors that would necessarily affect the relative trading value of AFC and Tellabs versus the companies to which AFC and Tellabs were being compared.

      Selected Precedent Mergers and Acquisitions Transactions. Bear Stearns reviewed selected precedent mergers and acquisitions involving communications technology companies. Due to a lack of historical and projected operating metrics for many of the target companies, Bear Stearns looked at the transaction amount as a multiple of forward and trailing revenues. In order to account for outliers, Bear Stearns calculated an adjusted average excluding high and low multiples for comparison purposes. Bear Stearns noted that implied multiples for AFC of 1.47x trailing revenues and 1.13x forward revenues, based on the total merger consideration, are within the range of transaction multiples for the group of selected precedent transactions.

      The following table summarizes certain relevant statistics for the precedent transactions involving comparable companies in the communications technology sector.

			Transaction	As a		As a
			(Enterprise)	Multiple of		Multiple of
Date			Value	Forward		Trailing
Announced	Target Company	Acquiror Company	($MM)	Revenues(1)		Revenues

2/09/2004	NetScreen Technologies	Juniper Networks	$3,500.0	8.97	x	14.28
1/05/2004	Marconi NAA	AFC	240.0	1.25		1.31
11/12/2003	Latitiude	Cisco	64.5	1.48		1.76
2/18/2003	Allen Telecom	Andrew Corp.	867.4	1.31		1.53
1/21/2003	Allgon	LGP Telecom	91.0	0.50		0.58
6/24/2002	ONI Systems	Ciena	769.5	4.78		NA
5/20/2002	Unisphere	Juniper Networks	740.0	3.41		NA
5/20/2002	Spectrian	REMEC	78.2	0.57		0.75
2/19/2002	Celiant	Andrew Corp.	406.1	1.41		1.92
			Adjusted Average (2)	2.03	x	1.45	x
	AFC	Tellabs	$ 698.9	1.13	x(3)	1.47	x

(1)	Multiple of forward revenues is based on publicly available estimates.

(2)	Adjusted Average represents the average multiple excluding the high and the low.

(3)	Based on AFC management’s medium case financial projections for 2005.

      Bear Stearns noted that none of the precedent mergers and acquisitions transactions above are identical to the merger. Bear Stearns further noted that the analysis of precedent transactions necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that would necessarily affect the acquisition value of AFC versus the acquisition value of any other comparable company in general and the transactions above in particular.

      Discounted Cash Flow Analysis. Bear Stearns performed a discounted cash flow analysis on the projected cash flows of AFC for the fiscal years ending December 31, 2004 through December 31, 2007 using forecasts provided by the management of AFC. Bear Stearns used a range of terminal EBIT margins (6.0% to 10.0%) and terminal EBIT multiples (8.0x to 12.0x) and a discount rate of 19.0% based on its analysis of comparable companies.

      Based on the discounted cash flow analysis, Bear Stearns derived an implied AFC share price range of $11.38 to $14.96 using AFC management’s low case projections, $12.50 to $16.77 using AFC management’s mid case projections and $14.20 to $19.71 using AFC management’s high case projections. Bear Stearns noted that the implied value of AFC common stock of $16.66 per share, based on the merger consideration of 0.504 shares of Tellabs common stock plus $12.00 in cash for each share of AFC common stock and based on the closing price of Tellabs common stock on September 3, 2004, was higher than the high end of ranges of implied values based on the discounted cash flow analysis using AFC management’s low case projections and was within the range of implied values using AFC management’s mid and high case projections.

      Preliminary Valuation of Estimated Synergies. Bear Stearns performed an illustrative valuation of the synergies based on the hypothetical capitalized value of estimated incremental cash flows assuming

$33.6 million (estimated) and $50.5 million (estimated) of 2005 and 2006 EBIT synergies, respectively. Bear Stearns assumed a range of 2005 (estimated) multiples of 8.0x to 10.0x and a range of discount rates of 18.0% to 19.5%. Based on such assumptions, the present value of the synergies resulting from this analysis ranged from $310.1 million to $387.9 million.

      Accretion/Dilution Analysis. Bear Stearns analyzed the pro forma financial effect of the merger on Tellabs’ estimated earnings per share for the fiscal year ending December 31, 2005. Estimated data for AFC was based on financial projections provided by AFC management while Tellabs estimated data was based on Wall Street consensus estimates, in each case excluding estimates of synergies and any onetime costs incurred to obtain such synergies. Based on this analysis, the projected dilution for the merger in the calendar year 2005 was 3.6% (or $0.02 per share) and $11.6 million in synergies would be required to achieve 0% dilution.

     Other considerations.

      The preparation of a fairness opinion is a complex process that involves various judgments and determinations as to the most appropriate and relevant methods of financial and valuation analysis and the application of those methods to the particular circumstances. The opinion is, therefore, not necessarily susceptible to partial analysis or summary description. Bear Stearns believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered, without considering all of the analyses and factors, would create a misleading and incomplete view of the processes underlying its opinion. Bear Stearns did not form an opinion as to whether any individual analysis or factor, whether positive or negative, considered in isolation, supported or failed to support its opinion. In arriving at its opinion, Bear Stearns did not assign any particular weight to any analysis or factor considered by it, but rather made qualitative judgments based upon its experience in providing such opinions and on then-existing economic, monetary, market and other conditions as to the significance of each analysis and factor.

      AFC’s board of directors retained Bear Stearns based upon Bear Stearns’ qualifications, experience and expertise. Bear Stearns is an internationally recognized investment banking firm that regularly engages in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. Bear Stearns has previously rendered investment banking services to AFC and has received customary fees for rendering these services. Since March 2003, Bear Stearns has earned approximately $1 million in connection with certain derivative transactions with AFC that are unrelated to the merger. In the ordinary course of its business, Bear Stearns may actively trade the equity securities of AFC and Tellabs for its own account and for the accounts of its customers and, accordingly, at any time may hold a long or short position in such securities.

      Pursuant to an engagement letter, AFC agreed to pay to Bear Stearns an advisory fee equal to 0.6% of the aggregate consideration (which includes both the cash portion and the equity portion of the merger consideration) paid directly or indirectly by Tellabs to AFC or its stockholders in connection with the merger, as calculated either on the date prior to the first public announcement of the merger, the date on which the merger agreement was signed or the date of completion of the merger, whichever is higher. The advisory fee, based on the date the original merger agreement was amended and restated, is approximately $8.9 million. Pursuant to the engagement letter, AFC paid Bear Stearns $2 million of the advisory fee at the time of delivery of Bear Stearns’ original opinion to the AFC board of directors, which amount will be credited against the total fee. The remainder of the advisory fee is to be paid upon completion of the merger. In addition, AFC agreed to reimburse Bear Stearns for reasonable out-of-pocket expenses incurred by Bear Stearns in connection with the merger, including the reasonable fees and disbursements to its legal counsel. AFC has also agreed to indemnify Bear Stearns against specific liabilities in connection with its engagement, including liabilities under the federal securities laws.

Tellabs’ Reasons for the Merger

      In reaching its decision to approve the merger agreement, the Tellabs board of directors consulted with Tellabs management, as well as Tellabs’ financial advisor and outside legal counsel, and considered various material factors, which are described below. The following discussion of the information and factors considered by the Tellabs board of directors is not exhaustive, but includes all material factors considered by the Tellabs board. In view of the wide variety of factors considered by the Tellabs board in connection with its evaluation of the merger, the Tellabs board did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered in reaching its decision. In considering the factors described below, individual members of the Tellabs board of directors may have given different weight to different factors. The Tellabs board of directors considered this information as a whole, and overall considered the information and factors to be favorable to, and in support of, its determinations. Among the material information and factors considered by the Tellabs board were the following:

Strategic Rationale. The Tellabs board of directors reviewed AFC’s position in the industry as a supplier of access solutions and services. Tellabs’ board considered that the acquisition of AFC’s access solutions and services would complement the Tellabs’ transport data solutions and services and expand the portfolio of products and services Tellabs will be able to offer telecom carriers. The Tellabs board of directors believes this expanded portfolio will assist Tellabs in addressing telecom carriers’ needs.

Complementary Nature of Businesses. The Tellabs board of directors considered the complementary nature of AFC’s business with that of Tellabs and the potential for creating significant opportunities for development of the companies on a combined basis without the need for significant restructuring or redirection.

Comparable Business Approach. The Tellabs board of directors considered the similar management styles and comparable corporate cultures of the two companies. The Tellabs board believes these similarities should allow the companies to more easily integrate their operations.

Synergies. The Tellabs board of directors considered that, although no assurances could be given that any particular level of cost synergies or additional revenue opportunities will be achieved, the management of Tellabs had identified potential cost synergies and revenue opportunities ranging from approximately $15.6 million as the low case to $58.9 million as the high case and $33.3 million as the middle case, each on an annualized basis in 2005.

Financial Considerations. The Tellabs board of directors considered the financial terms of the merger agreement, as revised from the original merger agreement. The Tellabs board of directors took note of the historic and current market prices of Tellabs common stock and AFC common stock. The Tellabs board of directors considered its evaluation of the historic financial condition, operating results and businesses of Tellabs and AFC, including, but not limited to, information with respect to the respective earnings history and performance of the companies. The Tellabs board also considered analyses and pro forma and other financial information related to Tellabs, AFC and the merger presented to it.

Strategic Alternatives. The Tellabs board of directors considered the trends and competitive developments in the industry and the range of strategic alternatives available to Tellabs, including Tellabs continuing to develop products through internal growth.

Results of Due Diligence. The Tellabs board of directors evaluated the results of the due diligence investigation of AFC’s businesses and operations and information concerning AFC’s businesses and operations disclosed in its public filings with the SEC and in the disclosure schedules to the merger agreement. The Tellabs board of directors also evaluated the trends in and the condition of AFC’s business and operations since May 19, 2004, the date of the original merger agreement.

Merger Agreement. The Tellabs board of directors considered the terms and conditions of the merger agreement, including the modifications from the original merger agreement.

Recommendation of Management. The Tellabs board of directors took into account management’s recommendation in favor of the merger.

Likelihood of Completion of the Merger. The Tellabs board of directors considered the likelihood that the merger would be consummated, given the regulatory approvals necessary to complete the merger.

      The Tellabs board of directors also considered the potential risks of the merger, including the following:

Integration. The Tellabs board of directors evaluated the challenges inherent in the combination of two business enterprises of the size and scope of Tellabs and AFC, including the possible resulting diversion of management attention for an extended period of time and the possibility of not achieving anticipated cost synergies and revenue enhancements following the merger.

Effect of the Merger on Tellabs’ Effective Tax Rate. The Tellabs board of directors considered the increase in the effective tax rate for financial reporting purposes applicable to future pretax earnings of the combined businesses and the resulting reduction in its earnings per share, which could adversely affect the trading price of the Tellabs common stock.

Impact on Tellabs Stock. The Tellabs board of directors considered the dilution to Tellabs’ current earnings and to current Tellabs stockholders’ voting power as a result of the issuance of Tellabs shares in connection with the merger and the impact of the announcement of the proposed merger on Tellabs common stock market price.

Termination Fee. The Tellabs board of directors took into account that a fee of $44.45 million and up to $10 million of AFC’s expenses would be payable to AFC if Tellabs enters into an agreement to be acquired by another company and AFC terminates the merger agreement.

Appraisal Rights. The Tellabs board of directors considered the fact that AFC’s stockholders would have the right to demand appraisal rights in connection with the merger and that the effect of such demands would be to increase the cash paid by Tellabs. The Tellabs board of directors took note of the fact that it is a condition to Tellabs’ obligation to close the merger that not more than 10% of the outstanding shares of AFC common stock will have demanded appraisal rights.

      The Tellabs board also took into account the allocation of one of the ten seats on the board of Tellabs to an AFC director.

      The Tellabs board realized that there can be no assurance about future results, including results considered or expected as described in the factors listed above, such as assumptions regarding potential additional revenue opportunities or cost synergies. It should be noted that this explanation of the Tellabs board’s reasoning and all other information presented in this section are forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Forward-Looking Statements.”

Accounting Treatment

      The merger will be accounted for as a purchase by Tellabs under accounting principles generally accepted in the United States. Under the purchase method of accounting, the assets and liabilities of AFC will be recorded, as of completion of the merger, at their respective fair values and added to those of Tellabs. The reported financial condition and results of operations of Tellabs issued after completion of the merger will reflect AFC’s balances and results after completion of the merger, but will not be restated retroactively to reflect the historical financial position or results of operations of AFC. Following the completion of the merger, the earnings of the combined company will reflect purchase accounting adjustments, including increased amortization and depreciation expense for acquired assets.

Material U.S. Federal Income Tax Consequences of the Merger

General

      The following discussion sets forth the anticipated material U.S. federal income tax consequences of the exchange of shares of AFC common stock for shares of Tellabs common stock and cash pursuant to the merger. This discussion, insofar as it relates to U.S. federal income tax law and legal conclusions with respect thereto, represents the opinions of Sidley Austin Brown & Wood LLP, counsel to Tellabs, and Pillsbury Winthrop LLP, counsel to AFC.

      This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), applicable Treasury regulations, administrative interpretations and court decisions, each as in effect as of the date of this proxy statement/ prospectus and all of which are subject to change or differing interpretations, possibly with retroactive effect. No ruling has been or will be sought from the Internal Revenue Service on the tax consequences of the transactions.

      Generally, the following discussion does not address any aspects of (i) U.S. taxation other than U.S. federal income taxation, or (ii) any state, local, foreign or other taxation. Furthermore, this discussion does not address those AFC stockholders that do not hold their shares of AFC common stock as a capital asset within the meaning of Section 1221 of the Code and does not address all aspects of federal income taxation that might be relevant to a holder of shares of AFC common stock in light of that stockholder’s particular circumstances or to a stockholder subject to special rules, such as:

•	a stockholder that is not a citizen or resident of the United States for U.S. federal income tax purposes or otherwise not a U.S. person for such purposes;

•	a financial institution or insurance company;

•	a mutual fund;

•	a tax-deferred or other retirement account;

•	a tax-exempt organization;

•	a broker or dealer in securities or foreign currencies;

•	a trader in securities that elects to apply a mark-to-market method of accounting;

•	a stockholder that holds its shares of AFC common stock as part of a hedge, appreciated financial position, straddle or conversion transaction;

•	a stockholder whose functional currency is not the U.S. dollar;

•	a stockholder subject to the alternative minimum tax;

•	a person that is, or who holds its common stock through, a partnership or other pass-through entity; or

•	a stockholder that acquired its shares of AFC common stock pursuant to the exercise of an option or otherwise as compensation.

      Holders of shares of AFC common stock are urged to consult their tax advisors as to the specific tax consequences to them of the merger, including the applicability and effect of U.S. federal, state, local and foreign income and other tax laws in light of their particular circumstances.

U.S. Federal Income Tax Consequences of the Transactions Contemplated by the Merger Agreement

Anticipated U.S. Federal Income Tax Consequences

      Subject to possible alternative U.S. federal income tax treatment discussed below under “—Possible Alternative Treatment,” the exchange of shares of AFC common stock for shares of Tellabs common stock and cash will be a fully taxable transaction for U.S. federal income tax purposes. As a result, a holder of shares of AFC common stock will recognize capital gain or loss equal to the difference between the amount of cash (including cash received instead of a fractional share) and the fair market value of shares of Tellabs common stock received in the merger, determined as of the effective time of the merger, and the holder’s basis in the shares of AFC common stock surrendered. Capital gain of a non-corporate U.S. holder will generally be subject to a maximum U.S. federal income tax rate of 15% if the shares of AFC common stock will have been held for more than one year on the effective date of the merger. The deduction of any capital loss is subject to limitations.

      The aggregate tax basis for U.S. federal income tax purposes in the shares of Tellabs common stock received by a holder of shares of AFC common stock in the merger will be equal to the fair market value of the shares of Tellabs common stock received, determined as of the effective time of the merger. An AFC stockholder’s holding period in the shares of Tellabs common stock received will begin on the day after the effective date of the merger.

          Possible Alternative Treatment

      The merger agreement provides that, immediately after the effective time, Tellabs will cause the surviving corporation in the merger to merge, in the subsequent merger, with and into a newly created limited liability company wholly owned by Tellabs if, prior to the effective time, AFC receives the opinion of Pillsbury Winthrop LLP, counsel to AFC, dated as of the closing date of the merger, and Tellabs receives the opinion of Sidley Austin Brown & Wood LLP, counsel to Tellabs, dated as of the closing date of the merger, to the effect that the merger and the subsequent merger, taken together, will be treated for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code, and as to certain related matters.

      Tellabs and AFC expect to be able to obtain these tax opinions from their respective counsel if:

•	Tellabs and AFC are able to deliver to counsel customary representations relevant to their merger and the subsequent merger;

•	there is no adverse change in U.S. federal income tax law or interpretation thereof; and

•	at the effective time of the merger, the aggregate fair market value of the shares of Tellabs common stock delivered as consideration in the merger is greater than 40% of the sum of (1) the aggregate fair market value of such shares of Tellabs common stock and (2) the aggregate amount of cash paid in the merger (including cash paid instead of fractional shares and any cash paid to dissenting stockholders).

      Delivery of these opinions is not a condition to the closing of the merger, and because satisfaction of the foregoing requirements would require a significant increase in the fair market value of Tellabs common stock, there appears to be only a remote likelihood that either counsel will be able to render the opinions described above. Therefore, it is not expected that the subsequent merger will occur and it is expected that the transactions contemplated by the merger agreement will be fully taxable as described above under “— Anticipated U.S. Federal Income Tax Consequences.”

      If, contrary to current expectations, the subsequent merger occurs, and assuming the merger and subsequent merger, taken together, constitute a “reorganization” within the meaning of section 368(a) of the Code, the following will be the material U.S. federal income tax consequences of the transaction to an AFC stockholder:

Exchange for Tellabs Common Stock and Cash. An AFC stockholder exchanging all of its shares of AFC common stock for a combination of shares of Tellabs common stock and cash will generally recognize gain (but not loss) in an amount equal to the lesser of (1) the amount of gain realized (i.e., the excess, if any, of the sum of the amount of cash and the fair market value, as of the effective time of the merger, of the shares of Tellabs common stock received in the merger over that stockholder’s adjusted tax basis in its shares of AFC common stock surrendered in the merger) and (2) the amount of cash received in the merger (excluding cash received instead of a fractional share). For this purpose, the amount of gain (or disallowed loss) must be calculated separately for each identifiable block of shares of common stock surrendered in the exchange. Any recognized gain will generally be capital gain, unless the cash received has the effect of the distribution of a dividend. AFC stockholders should consult their tax advisors in that regard.

Tax Basis for Tellabs Common Stock. The aggregate tax basis of any shares of Tellabs common stock received in the merger by an AFC stockholder (including fractional shares of Tellabs common stock for which cash is received) will be equal to the aggregate adjusted tax basis of the shares of AFC common stock surrendered in the merger, reduced by the amount of any cash received by the stockholder in the merger (excluding any cash received instead of fractional shares of Tellabs common stock) and increased by the amount of any gain recognized by the stockholder on the exchange (including any portion of the gain that is treated as a dividend under the rules described above but excluding any gain resulting from the receipt of cash instead of a fractional share). Although regulations on this subject have been proposed, the application of the foregoing rules under current law is somewhat unclear in the case of an AFC stockholder who holds blocks of shares of AFC common stock having different tax bases. AFC stockholders are urged to consult with their tax advisors regarding the application to them of the rules referred to in this paragraph.

Holding Period for Tellabs Common Stock. The holding period of any shares of Tellabs common stock received in the merger by an AFC stockholder (including fractional shares of Tellabs common stock for which cash is received) will include the holding period of the shares of AFC common stock surrendered in the merger.

Cash Received Instead of a Fractional Share. An AFC stockholder who receives cash instead of a fractional share of Tellabs common stock will generally be treated as having received a fractional share (with a tax basis and holding period determined under the foregoing rules) and then as having received cash in redemption of the fractional share. An AFC stockholder generally will recognize gain or loss based on the difference between the amount of cash received in redemption of the fractional share and the portion of the stockholder’s aggregate adjusted tax basis allocable to the fractional share.

Dissenting Stockholders

      AFC stockholders who perfect appraisal rights with respect to the merger, as discussed under the heading “— Appraisal Rights for AFC Stockholders” beginning on page 60, and who receive cash in respect of their shares of AFC common stock generally will recognize capital gain or loss equal to the difference between the amount of cash received and their aggregate tax basis in their shares, unless the cash is treated as a dividend under the rules described above. Any capital gain or loss generally will be long-term capital gain or loss if the holding period for the holder’s shares of AFC common stock is more than one year as of the date of the exchange.

Information Reporting and Backup Withholding

      Holders of shares of AFC common stock might be subject to backup withholding and information reporting. In general, proceeds from the disposition of shares of AFC common stock in the merger will be subject to information reporting requirements and backup withholding tax in the case of any non-corporate AFC stockholder that:

•	fails to provide an accurate taxpayer identification number;

•	is notified by the Internal Revenue Service regarding a failure to report all interest or dividends required to be shown on its U.S. federal income tax returns; or

•	in certain circumstances, fails to comply with applicable certification requirements.

      Any amount withheld as backup withholding from payments to an exchanging AFC stockholder will be creditable against the stockholder’s U.S. federal income tax liability, provided that the stockholder timely furnishes the required information to the Internal Revenue Service. AFC stockholders should consult their tax advisors as to their qualifications for exemption from backup withholding and the procedure for obtaining such an exemption.

Regulatory Matters Relating to the Merger

      Under the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, the merger cannot be completed until both Tellabs and AFC file a notification of the proposed transaction with the Antitrust Division of the United States Department of Justice and the Federal Trade Commission and the specified waiting periods have expired or been terminated. On June 21, 2004, Tellabs and AFC filed their notification and report forms pursuant to the Hart-Scott-Rodino Act. On June 30, 2004, Tellabs and AFC received notice that Tellabs and AFC had received early termination of the waiting period.

      At any time before the merger is completed, either the Antitrust Division, or the FTC could challenge or seek to block the merger under the antitrust laws, as it deems necessary or desirable in the public interest. Other competition agencies with jurisdiction over the merger could also initiate action to challenge or block the merger. In addition, in some jurisdictions, a competitor, customer or other third party could initiate a private action under the antitrust laws challenging or seeking to enjoin the merger, before or after it is completed. Based upon an examination of information available relating to the businesses in which the companies are engaged, Tellabs and AFC believe that the completion of the merger will not violate U.S. or applicable foreign antitrust laws. However, Tellabs and AFC cannot be sure that a challenge to the merger will not be made or that, if a challenge is made, Tellabs and AFC will prevail.

      The merger may also be subject to review by the governmental authorities of various other jurisdictions under the antitrust laws of those jurisdictions. Tellabs and AFC will use their reasonable best efforts to obtain any required regulatory clearances.

      There can be no assurance that the reviewing authorities will permit the applicable statutory waiting periods to expire or that the reviewing authorities will terminate the applicable statutory waiting periods at all or without restrictions or conditions that would have a material adverse effect on the combined company if the merger were completed. These restrictions and conditions could include mandatory licenses, sales or other dispositions of assets, divestitures, or the holding separate of assets, businesses or AFC capital stock.

Appraisal Rights for AFC Stockholders

      Under Delaware law, holders of shares of AFC common stock who do not wish to accept the merger consideration may elect to have the fair value of their shares of AFC common stock judicially determined and paid in cash, together with a fair rate of interest, if any. The valuation will exclude any element of value arising from the accomplishment or expectation of the merger. A stockholder may only exercise these appraisal rights by complying with the provisions of Section 262 of the Delaware General Corporation Law.

      The following summary of the provisions of Section 262 of the Delaware General Corporation Law is not a complete statement of the law pertaining to appraisal rights under the Delaware General Corporation Law, and is qualified in its entirety by reference to the full text of Section 262 of the Delaware General Corporation Law, a copy of which is attached to this proxy statement/ prospectus as Appendix C. If you wish to exercise appraisal rights or wish to preserve your right to do so, you should carefully review Section 262 and are urged to consult a legal advisor.

      All references in Section 262 and in this summary to a “stockholder” are to the record holder of shares of AFC common stock as to which appraisal rights are asserted. A person having a beneficial interest in shares of AFC common stock held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow properly the steps summarized below and in a timely manner to perfect appraisal rights.

      Under Section 262, where a proposed merger is to be submitted for approval at a meeting of stockholders, as in the case of AFC’s special meeting, AFC, not less than twenty days prior to the meeting, must notify each of its stockholders entitled to appraisal rights that these appraisal rights are available and include in the notice a copy of Section 262. This proxy statement/ prospectus constitutes notice to the AFC stockholders and the applicable statutory provisions of the Delaware General Corporation Law are attached as Appendix C to this proxy statement/ prospectus.

      If you wish to exercise the right to demand appraisal under Section 262 of the Delaware General Corporation Law you must satisfy each of the following conditions:

•	You must deliver to AFC a written demand for appraisal of your shares of AFC common stock before the vote on the merger agreement at AFC’s special meeting. This demand will be sufficient if it reasonably informs AFC of your identity and that you intend by that writing to demand the appraisal of your shares. Voting against, abstaining from voting on or failing to vote on the proposal to adopt the merger agreement will not constitute a written demand for appraisal within the meaning of

Section 262. The written demand for appraisal must be in addition to and separate from any proxy you deliver or vote you cast in person.

•	You must not vote your shares of AFC common stock in favor of the merger agreement. A proxy that does not contain voting instructions will, unless revoked, be voted in favor of the adoption of the merger agreement. Therefore, an AFC stockholder who votes by proxy and who wishes to exercise appraisal rights must vote against the adoption of the merger agreement or abstain from voting on the adoption of the merger agreement.

•	You must continuously hold your shares of AFC common stock from the date of making the demand through the completion of the merger. If you are the record holder of shares of AFC common stock on the date the written demand for appraisal is made but you thereafter transfer those shares prior to the completion of the merger, you will lose any right to appraisal in respect of those shares.

      Only a holder of record of shares of AFC common stock is entitled to demand an exercise of appraisal rights for those shares registered in that holder’s name. Therefore, demand for appraisal should be executed by or on behalf of the stockholder of record, fully and correctly, as its name appears on the share transfer records of AFC.

      If the shares of AFC common stock are owned of record by a person in a fiduciary capacity, such as a trustee, guardian or custodian, the demand should be executed in that capacity. If the shares are owned of record by more than one person as in a joint tenancy or tenancy in common, the demand should be executed by or on behalf of all owners. An authorized agent, including an agent for two or more joint owners, may execute a demand for appraisal on behalf of a stockholder; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, the agent is acting as agent for such owner or owners. A record holder such as a broker who holds shares as nominee for several beneficial owners may exercise appraisal rights with respect to the shares held for one or more beneficial owners while not exercising these rights with respect to the shares held for one or more other beneficial owners. In that case, the written demand should set forth the number of shares as to which appraisal is sought, and where no number of shares is expressly mentioned the demand will be presumed to cover all shares held in the name of the record owner.

      Stockholders who hold their shares of AFC common stock in brokerage accounts or other nominee forms and who wish to exercise appraisal rights are urged to consult with their brokers to determine appropriate procedures for the making of a demand for appraisal by such nominee.

      A stockholder who elects to exercise appraisal rights under Section 262 should mail or deliver a written demand to:

Advanced Fibre Communications, Inc.

1465 North McDowell Boulevard
Petaluma, California 94954
Attention: Secretary

      Within ten days after the completion of the merger, Tellabs must send a notice as to the completion of the merger to each of AFC’s former stockholders who has made a written demand for appraisal in accordance with Section 262 and who has not voted to adopt the merger agreement. Within 120 days after the completion of the merger, but not after that date, either Tellabs or any stockholder who has complied with the requirements of Section 262 may file a petition in the Delaware Court of Chancery demanding a determination of the value of common stock held by all stockholders demanding appraisal of their shares. Tellabs is under no obligation to, and has no present intent to, file a petition for appraisal, and stockholders seeking to exercise appraisal rights should not assume that Tellabs will file a petition or that it will initiate any negotiations with respect to the fair value of the shares. Accordingly, stockholders who desire to have their shares appraised should initiate any petitions necessary for the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262. Since Tellabs has no obligation to file a petition, the failure of affected stockholders to do so within the period specified could nullify any previous written demand for appraisal.

      Under the merger agreement, AFC has agreed to give Tellabs prompt notice of any written demand for fair value it receives. AFC will not, except with the prior written consent of Tellabs, voluntarily make any payment with respect to any demand for fair value or offer to settle, or settle or negotiate in respect of any such demands.

      Within 120 days after the completion of the merger, any stockholder that complies with the provisions of Section 262 to that point in time will be entitled to receive from Tellabs, upon written request, a statement setting forth the aggregate number of shares of AFC common stock not voted in favor of the adoption of the merger agreement and with respect to which AFC received demands for appraisal and the aggregate number of holders of those shares. Tellabs must mail this statement to the stockholder by the later of ten days after receipt of the request and ten days after expiration of the period for delivery of demands for appraisals under Section 262. As used in this paragraph and throughout the remainder of this section, references to Tellabs mean the corporation that survives the merger, or, if the subsequent merger occurs, the limited liability company that survives the subsequent merger.

      A stockholder who timely files a petition for appraisal with the Delaware Court of Chancery must serve a copy upon Tellabs. Tellabs must, within 20 days, file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded appraisal of their shares of AFC common stock and who have not reached agreements with it as to the value of their shares. After notice to stockholders as may be ordered by the Delaware Court of Chancery, the Delaware Court of Chancery is empowered to conduct a hearing on the petition to determine which stockholders are entitled to appraisal rights. The Delaware Court of Chancery may require stockholders who have demanded an appraisal for their shares of AFC common stock and who hold shares represented by certificates to submit their certificates to the Register in Chancery for notation on the certificates of the pendency of the appraisal proceedings, and if any stockholder fails to comply with the requirement, the Delaware Court of Chancery may dismiss the proceedings as to that stockholder.

      After determining which stockholders are entitled to an appraisal, the Delaware Court of Chancery will appraise the “fair value” of their shares of AFC common stock. This value will exclude any element of value arising from the accomplishment or expectation of the merger, but will include a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. The costs of the action may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable. However, costs do not include attorneys’ or expert witness fees. Upon application of a stockholder, the Delaware Court of Chancery may also order that all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding be charged pro rata against the value of all of the shares entitled to appraisal. These expenses may include, without limitation, reasonable attorneys’ fees and the fees and expenses of experts. Stockholders considering seeking appraisal should be aware that the fair value of their shares as determined under Section 262 could be more than, the same as, or less than the merger consideration they would be entitled to receive pursuant to the merger agreement if they did not seek appraisal of their shares. Stockholders should also be aware that investment banking opinions as to fairness from a financial point of view are not necessarily opinions as to fair value under Section 262.

      In determining fair value and, if applicable, a fair rate of interest, the Delaware Court of Chancery is to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.”

      Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” Any stockholder who has duly demanded an appraisal in compliance with Section 262 will not, after the completion of the merger, be entitled to vote the shares of AFC common stock subject to that demand for any purpose or be entitled to the payment of dividends or other distributions on those shares. However, stockholders will be entitled to dividends or other distributions payable to holders of record of shares of AFC common stock as of a record date prior to the completion of the merger.

      Any stockholder may withdraw its demand for appraisal and accept the merger consideration by delivering to Tellabs a written withdrawal of the stockholder’s demands for appraisal. Any attempt to withdraw made more than sixty days after the effectiveness of the merger will require written approval of Tellabs and no appraisal proceeding before the Delaware Court of Chancery as to any stockholder shall be dismissed without the approval of the Delaware Court of Chancery, and this approval may be conditioned upon any terms the Delaware Court of Chancery deems just. If Tellabs does not approve a stockholder’s request to withdraw a demand for appraisal when the approval is required or if the Delaware Court of Chancery does not approve the dismissal of an appraisal proceeding, the stockholder would be entitled to receive only the appraised value determined in any such appraisal proceeding. This value could be higher or lower than, or the same as, the value of the merger consideration.

      Failure to follow the steps required by Section 262 of the Delaware General Corporation Law for perfecting appraisal rights may result in the loss of appraisal rights, in which event you will be entitled to receive the consideration with respect to your dissenting shares in accordance with the merger agreement. In view of the complexity of the provisions of Section 262 of the Delaware General Corporation Law, if you are considering exercising your appraisal rights under the Delaware General Corporation Law, you are urged to consult your own legal advisor.

Federal Securities Laws Consequences; Stock Transfer Restriction Agreements

      This registration statement of which this proxy statement/ prospectus is a part does not cover any resales of the shares of Tellabs common stock to be received by the stockholders of AFC upon completion of the merger, and no person is authorized to make any use of this proxy statement/ prospectus in connection with any such resale.

      All shares of Tellabs common stock received by AFC stockholders pursuant to the merger will be freely transferable, except that shares of Tellabs common stock received by persons who are deemed to be “affiliates” of AFC under the Securities Act of 1933, as amended, at the time of the AFC special meeting may be resold by them only in transactions permitted by Rule 145 under the Securities Act of 1933 or as otherwise permitted under the Securities Act of 1933, as amended. Persons who may be deemed to be affiliates of AFC for such purposes generally include individuals or entities that control, are controlled by or are under common control with, AFC, as the case may be, and include directors and certain executive officers of AFC. The merger agreement requires that AFC use reasonable best efforts to cause each affiliate to execute a written agreement to the effect that such persons will not offer, sell or otherwise dispose of any of the shares of Tellabs common stock issued to them pursuant to the merger in violation of the Securities Act of 1933, as amended, or the related SEC rules and regulations promulgated thereunder.

Nasdaq Quotation; Delisting and Deregistration of AFC Common Stock

      It is a condition to the merger that the shares of Tellabs common stock issuable pursuant to the merger be approved for quotation on the Nasdaq National Market, subject to official notice of issuance. If the merger is completed, AFC common stock will cease to be quoted on the Nasdaq National Market and its shares will be deregistered under the Securities Exchange Act of 1934, as amended.

Stockholder Lawsuit Challenging the Merger

      On June 1, 2004, a complaint was filed on behalf of a putative class of AFC stockholders against AFC, certain of its current officers and directors, and Tellabs, in the Court of Chancery in the State of Delaware in and for New Castle County. The complaint alleges that the individual defendants breached their fiduciary duties to AFC’s public stockholders by acting to cause or facilitate the merger of Tellabs and AFC for inadequate consideration, and that each of the defendants, including AFC and Tellabs, acted to aid and abet the alleged breaches of fiduciary duty. In particular, plaintiff alleges that the merger consideration under the original merger agreement for AFC’s public stockholders is unfair and inadequate because, according to the plaintiff, “(a) the intrinsic value of the stock of AFC is materially in excess of the $21.24 per share being proposed, giving due consideration to the possibilities of growth and profitability of AFC in light of its business, earnings and earnings power, present and future; (b) the $21.24 per share price is inadequate and offers an inadequate premium to the public shareholders of AFC; and (c) the $21.24 per share price is not the result of any structure[d] auction process by which AFC sought to obtain the best deal possible for its shareholders.” The plaintiff seeks to enjoin the merger, and if the merger is consummated, to rescind the transaction, and also asserts claims for unspecified compensatory and/or rescissory damages, and an award of costs, including attorneys’ fees. AFC and Tellabs believe that these claims are without merit and intend to vigorously defend themselves in this action.

INTERESTS OF AFC’S DIRECTORS AND EXECUTIVE OFFICERS IN THE MERGER

      Some of the directors and executive officers of AFC have interests in the merger that are different from, and may be in addition to, your interests as an AFC stockholder. The AFC board of directors was aware of and considered these interests when it considered and unanimously approved the merger agreement. These interests include the following:

Appointment of Directors and Executive Officers

      Pursuant to the merger agreement, Tellabs has agreed to appoint John A. Schofield to the board of directors of Tellabs following the merger. In addition, Tellabs has announced that it plans to appoint Mr. Schofield, AFC’s President, Chief Executive Officer and Chairman, as vice chairman of the Tellabs board of directors upon consummation of the merger.

Stock Options and Severance Agreements

      Substitution of Current AFC Options. The executive officers and directors of AFC have received grants of stock options under AFC’s various stock option plans. Pursuant to the terms of the applicable stock option plan and the merger agreement, each outstanding option to purchase shares of AFC common stock, including those held by AFC executive officers and directors, will be substituted with an option to acquire Tellabs common stock or in limited circumstances the alternative treatment described under “The Merger Agreement — Consideration to be Received Pursuant to the Merger; Treatment of Stock Options and Restricted Stock.” For more detail on the conversion of the AFC stock options, see “The Merger Agreement — Consideration to be Received Pursuant to the Merger; Treatment of Stock Options and Restricted Stock.”

      Acceleration of Director Options. Upon consummation of the merger, and with the exception of stock options issued to Mr. Schofield, stock options issued to members of AFC’s board of directors under the Automatic Option Grant Program or Director Fee Option Grant Program of AFC’s 1996 Stock Incentive Plan will automatically vest and become fully exercisable. As of October 25, 2004, these members of AFC’s board of directors collectively held 100,000 unvested options to acquire shares of AFC common stock.

      Executive Officer Stock Options. Existing agreements with the executive officers of AFC provide for accelerated vesting of their AFC stock options if, within 18 months following the merger, the executive officer’s employment is terminated for a reason other than misconduct or the executive officer resigns from AFC following any of the following events to which the officer does not consent:

•	a change in his or her position with the company which materially reduces his or her level of responsibility;

•	a reduction in his or her level of compensation (including base salary, fringe benefits and target bonus under any performance based bonus or incentive programs) by more than 15%; or

•	a relocation of his or her place of employment by more than 50 miles.

      All options which accelerate pursuant to these agreements will remain exercisable until the earlier of (1) the option’s expiration date, and (2) the one year anniversary of the officer’s termination or resignation.

      The merger constitutes a “change in control” under these agreements. As of October 25, 2004, Mr. Schofield held 184,550, Keith E. Pratt, AFC’s Chief Financial Officer and Senior Vice President, Finance and Administration, held 163,384, R. Leon Blackburn, AFC’s Vice President and Corporate Controller, held 92,641 and Jack L. Ermey, AFC’s Vice President, Global Sales, held 77,827 unvested options to acquire shares of AFC common stock.

Severance Agreement with John A. Schofield, AFC’s Chief Executive Officer, President and Chairman

      An existing severance agreement with Mr. Schofield provides for benefits to Mr. Schofield upon a “change in control,” including severance payments if, within 18 months following the change in control, his employment is terminated without cause or he resigns due to any of the following:

•	a reduction of his annual base salary by more than 10%;

•	a reduction in his level of compensation (including annual base salary, target bonus, fringe benefits and participation in any corporate-performance based bonus or incentive programs) by more than 10%;

•	the failure to provide him with employee benefit plans, programs and practices (including equity compensation plans) that are at least substantially similar in the aggregate (in terms of benefit levels and reward opportunities) to the employee benefit plans, programs, policies and practices in effect immediately prior to the change in control;

•	the diminution or reduction of his title, authority, position, duties or responsibilities;

•	his assignment to any position other than the position of chief executive officer of a corporation whose equity securities are regularly traded on a national securities exchange or the Nasdaq National Market; or

•	the relocation of his principal place of employment resulting in an increase in his commute by more than 50 miles.

The merger constitutes a “change of control” under Mr. Schofield’s severance agreement.

      Because Mr. Schofield will no longer be chief executive officer of a publicly traded company upon consummation of the merger, if Mr. Schofield is terminated without cause or he resigns within 18 months following the merger, Mr. Schofield will be entitled to a payment of 300% of his annual salary and target bonus, and Mr. Schofield and his dependents will remain eligible to participate in all of Tellabs’ group insurance and other benefit plans for a period of 36 months (or until Mr. Schofield becomes eligible for comparable group insurance coverage in connection with new employment) as if Mr. Schofield were still actively employed by Tellabs. If Tellabs, after using its best efforts to maintain Mr. Schofield’s coverage, determines in good faith that coverage under the company’s group insurance and other employee benefit plans cannot be continued, then Tellabs, at its own expense, shall obtain equivalent individual coverage for Mr. Schofield and his dependents.

Severance Agreements with Other Executive Officers

      Existing severance agreements with executive officers of AFC other than Mr. Schofield provide for benefits upon a “change in control,” including severance payments if, within 18 months following the change in control, such executive officer’s employment is terminated without cause or if the executive officer resigns due to any of the following:

•	a reduction of his or her annual base salary by more than 10%;

•	a reduction in his or her level of compensation (including annual base salary, target bonus, fringe benefits and participation in any corporate-performance based bonus or incentive programs) by more than 10%;

•	the failure to provide the executive officer with employee benefit plans, programs and practices (including equity compensation plans) that are at least substantially similar in the aggregate (in terms of benefit levels and reward opportunities) to the employee benefit plans, programs, policies and practices in effect immediately prior to the change in control;

•	the diminution or reduction of his or her title, authority, position, duties or responsibilities;

•	a requirement that the executive officer report to another officer or designee of the board of directors who is less senior than the officer to whom the executive officer reported prior to the change in control; or

•	a relocation of the executive officer’s principal place of employment resulting in an increase in his or her commute by more than 50 miles.

The merger constitutes a “change in control” under the severance agreements for each of AFC’s executive officers.

      For 18 months after consummation of the merger, if Mr. Pratt is terminated without cause or resigns from Tellabs following the events described above, Mr. Pratt will be entitled to a payment of 200% of his annual salary and target bonus, and Mr. Pratt and his dependents will remain eligible to participate in all of Tellabs’ group insurance and other benefit plans for a period of 24 months (or until Mr. Pratt becomes eligible for comparable group insurance coverage in connection with new employment) as if Mr. Pratt were still actively employed by Tellabs. If Tellabs, after using its best efforts to maintain Mr. Pratt’s coverage, determines in good faith that coverage under the company’s group insurance and other employee benefit plans cannot be continued, then Tellabs, at its own expense, shall obtain equivalent individual coverage for Mr. Pratt and his dependents.

      For 18 months after consummation of the merger, if Mr. Blackburn is terminated without cause or resigns from Tellabs following the events described above, he will be entitled to a payment of 100% of his annual salary and target bonus, and Mr. Blackburn and his dependents will remain eligible to participate in all of Tellabs’ group insurance and other benefit plans for a period of 12 months (or until Mr. Blackburn becomes eligible for comparable group insurance coverage in connection with new employment) as if Mr. Blackburn were still actively employed by Tellabs. If Tellabs, after using its best efforts to maintain Mr. Blackburn’s coverage, determines in good faith that coverage under the company’s group insurance and other employee benefit plans cannot be continued, then Tellabs, at its own expense, shall obtain equivalent individual coverage for Mr. Blackburn and his dependents.

      For 18 months after consummation of the merger, if Mr. Ermey is terminated without cause or resigns from Tellabs following the events described above, he will be entitled to a payment of 100% of his annual salary and target bonus, and Mr. Ermey and his dependents will remain eligible to participate in all of Tellabs’ group insurance and other benefit plans for a period of 12 months (or until Mr. Ermey becomes eligible for comparable group insurance coverage in connection with new employment) as if Mr. Ermey were still actively employed by Tellabs. If Tellabs, after using its best efforts to maintain Mr. Ermey’s coverage, determines in good faith that coverage under the company’s group insurance and other employee benefit plans cannot be continued, then Tellabs, at its own expense, shall obtain equivalent individual coverage for Mr. Ermey and his dependents.

Directors and Officers Indemnification and Insurance

      Subject to applicable law, Tellabs has agreed that for six years after completion of the merger, it will or will cause its subsidiary surviving the merger to:

•	honor all obligations of AFC for indemnification and advance payment of expenses in favor of past and present officers and directors of AFC under AFC’s fifth amended and restated certificate of incorporation or by-laws or under indemnification agreements in effect on the date of the merger agreement with AFC’s past and present directors and officers;

•	(subject to certain limitations) indemnify, as if it were AFC, past and present AFC directors and officers for liabilities incurred defending any claim, action, suit or proceeding arising from their acts or omissions occurring prior to completion of the merger to the fullest extent permitted by the Delaware General Corporation Law, including the advancement of expenses so long as such person has provided an undertaking to repay such advances if it is ultimately determined that such expenses cannot be reimbursed under the Delaware General Corporation Law; and

•	maintain officers’ and directors’ liability insurance at least as favorable as AFC’s existing insurance so long as the annual premium for the insurance does not exceed 200% of the last annual premium that AFC paid prior to the date of the merger agreement. If the annual premium of AFC’s existing insurance policy exceeds the 200% limitation, Tellabs will maintain the maximum amount of coverage under a policy having the same deductible as is available for such 200% of AFC’s current annual premium.

      Tellabs also agreed to use its reasonable best efforts to cause AFC’s current officers’ and directors’ liability insurance to be extended by obtaining a six-year “tail” policy so long as the cost of obtaining such tail policy does not exceed $3 million and, if Tellabs is unable to obtain such tail policy, AFC will have the opportunity to obtain such tail policy so long as the cost of obtaining such tail policy does not exceed $3 million. The parties agreed that if the tail policy is obtained by Tellabs or AFC, Tellabs’ obligations described under the third bullet point above are deemed fulfilled.

Treatment of Accrued Sabbatical Benefits

      AFC currently maintains a sabbatical program which provides executive officers and other employees with six weeks paid time off after five years of continuous full-time employment with AFC. Upon consummation of the merger, the sabbatical program will terminate and, in lieu of the benefits otherwise provided under the sabbatical program, Tellabs will (i) permit each employee who is or is expected to be eligible to take a sabbatical prior to January 1, 2006 to take such sabbatical subject to the terms of the sabbatical program and such other terms acceptable to Tellabs and AFC or (ii) if such employee is not so eligible to take a sabbatical, cause the subsidiary of Tellabs surviving the merger to make a cash payment to the employee based on his or her accrued years of eligible service, up to a maximum payment of six times the employee’s weekly rate of base pay. Such cash payment shall be in an amount equal to the product of (i) six times the employee’s weekly rate of base pay and (ii) a fraction, the denominator of which is 60 and the numerator of which is the number of months of eligibility service credited to such employee under the sabbatical program immediately prior to the merger, rounded up to the nearest whole month and will be made as soon as administratively practicable after the effective time.

Cash Bonus Payments

      The merger agreement provides that Tellabs will cause the subsidiary of Tellabs surviving the merger to pay cash bonuses earned under the terms of AFC’s Management Incentive Plan (the “MIP”) for the year ending December 31, 2004 to eligible persons employed by AFC or its subsidiaries immediately before the consummation of the merger. Bonuses under the MIP are equal to a percentage of base salary and are based upon the attainment of applicable performance goals over a quarterly or annual performance period. Any employee whose employment terminates prior to December 31, 2004 either involuntarily by Tellabs (other than as a result of death, disability or for cause) or voluntarily by the employee for certain reasons, which in the case of the executive officers include the reasons described under the heading “— Severance Agreements with Other Executive Officers,” will be entitled to:

•	a prorated bonus for the quarter during which the employee’s employment terminates, based on the employee’s period of employment during that quarter;

•	the bonus earned for any prior quarter during 2004 but not yet paid; and

•	a prorated annual bonus, based on the employee’s total period of employment during 2004.

      In each case, the prorated bonuses will be based on the employee’s annualized base salary and the achievement of actual performance goals during the applicable performance period.

THE MERGER AGREEMENT

      The following is a summary of the material terms of the merger agreement. This summary does not purport to describe all the terms of the merger agreement and is qualified by reference to the complete merger agreement which is attached as Annex A to this proxy statement/ prospectus and incorporated by reference. You are urged to read the merger agreement carefully and in its entirety.

General

      The merger agreement provides for the merger of a newly formed, wholly owned subsidiary of Tellabs with and into AFC, with AFC continuing as the surviving corporation. Under the limited circumstances provided for in the merger agreement, immediately following the merger, the company surviving the merger would merge into a newly formed wholly owned limited liability company of Tellabs.

Closing Matters

      Closing. Unless the parties agree otherwise, the closing of the merger will take place not later than the second business day after all closing conditions have been satisfied or waived. See “The Merger Agreement — Conditions” below for a more complete description of the conditions that must be satisfied or waived prior to closing. The closing of the subsequent merger, if required, will occur on the same day as the closing of the merger.

      Completion of the Merger and Subsequent Merger. As soon as practicable after the satisfaction or waiver of the conditions to the merger, Tellabs and AFC will file a certificate of merger with the Delaware Secretary of State in accordance with the relevant provisions of the Delaware General Corporation Law and make all other required filings or recordings. The merger will become effective when the certificate of merger is filed or at such later time as Tellabs and AFC agree and specify in the certificate of merger. If required pursuant to the merger agreement, immediately following the effective time of the merger, Tellabs will file a certificate of merger with the Delaware Secretary of State to effect the subsequent merger.

      Tellabs and AFC currently expect that the merger and, if required by the merger agreement, the subsequent merger will be completed shortly after the AFC special meeting, assuming the required AFC stockholder vote is obtained and all other closing conditions are satisfied. However, Tellabs and AFC cannot predict the actual timing.

Consideration to be Received Pursuant to the Merger; Treatment of Stock Options and Restricted Stock

      The merger agreement provides that, at the completion of the merger:

•	Each share of AFC common stock issued and outstanding immediately prior to the completion of the merger, but excluding shares of AFC common stock owned by Tellabs, AFC or any of their respective subsidiaries and shares for which appraisal rights have been perfected, will be converted into the right to receive:

•	0.504 shares of Tellabs common stock; and

•	$12.00 in cash, without interest.

•	Each outstanding option to purchase shares of AFC common stock granted under the AFC 1996 Stock Incentive Plan, the AFC 1993 Stock Option/ Stock Issuance Plan, as amended, or the AccessLan Communications, Inc. 1997 Stock Plan, will be assumed by Tellabs and substituted with an option to purchase shares of Tellabs common stock. Except in the circumstances described in the next paragraph, the number of shares of Tellabs common stock subject to a substitute Tellabs option will equal the number of shares of AFC common stock subject to the AFC option immediately prior to the merger, multiplied by the option exchange ratio, rounded down to the nearest whole share. The per share exercise price for the substitute Tellabs option will equal the exercise price of the AFC option immediately prior to the merger divided by the option exchange ratio, rounded up to the nearest whole cent. The option exchange ratio is equal to 0.504 plus the fraction obtained by dividing $12.00 by the average per share last reported sale price of Tellabs common stock over the ten trading days preceding the closing date of the merger. Substitute Tellabs options will be exercisable under the same terms and conditions that applied immediately prior to the closing of the merger, after giving effect to any acceleration of exercisability that occurs as a result of the merger.

•	If the full substitution of outstanding AFC options with Tellabs options as just described would result in Tellabs issuing a number of shares of common stock in the merger (including shares subject to substituted options) which would require the approval of Tellabs’ stockholders, then each outstanding AFC option instead will be partially converted into a substitute option to purchase the number of shares of Tellabs common stock that would have been received by the holder of the option in the merger if the option had been exercised before the effective time of the merger, with an appropriate adjustment in the exercise price, and partially converted into a right to receive cash equal in amount to the cash that would have been received by the holder of the option in the merger if the option had been exercised before the effective time of the merger, reduced by an allocable share of the exercise price. The option holder would not be entitled to receive cash if the allocable share of the exercise price exceeds the cash that would have been received by the holder in the merger if the option had been exercised. The holders of unvested options would receive any cash that they are entitled to in accordance with their vesting schedule.

•	All restrictions on shares of AFC common stock held by employees of AFC or its subsidiaries immediately prior to the merger, including all repurchase and forfeiture rights, will be assigned to Tellabs, and the shares of Tellabs common stock issued and the cash paid upon the conversion of such restricted shares in the merger will continue to be unvested and subject to the same restrictions which applied immediately prior to the merger, after giving effect to any acceleration, lapse or other vesting occurring by operation of the merger.

Exchange of Certificates Pursuant to the Merger

      Before the closing of the merger, Tellabs will appoint Equiserve, or another entity selected by Tellabs (which must be reasonably acceptable to AFC), as exchange agent to handle the exchange of AFC stock certificates for the certificates representing shares of Tellabs common stock and the cash portion of the merger consideration and all cash and property to which AFC stockholders may be entitled relating to dividends and distributions or cash in lieu of fractional shares. As soon as practicable after the closing of the merger, the exchange agent will send a letter of transmittal to each former AFC stockholder who holds one or more stock certificates. The letter of transmittal will contain instructions explaining the procedure for surrendering AFC stock certificates. You should not return stock certificates with the enclosed proxy card.

      AFC stockholders who surrender their stock certificates, together with a properly completed letter of transmittal, will receive the cash portion of the merger consideration and a certificate representing that number of shares of Tellabs common stock into which their shares of AFC common stock were converted pursuant to the merger.

      After the merger, each certificate that previously represented shares of AFC common stock with respect to which appraisal rights have not been perfected will only represent the right to receive:

•	the cash portion of the merger consideration and certificates representing the shares of Tellabs common stock into which those shares of AFC common stock have been converted;

•	cash in lieu of any fractional share of Tellabs common stock; and

•	dividends or other distributions, if any, of Tellabs common stock which AFC stockholders are entitled to under the terms of the merger agreement.

      Tellabs will not pay dividends declared with a record date after the completion of the merger to any holder of any AFC stock certificates until the holder surrenders AFC stock certificates. However, once those certificates are surrendered, Tellabs will pay to the holder, without interest, any dividends that have been declared and paid after the closing date of the merger on the shares into which those AFC shares have been converted.

Fractional Shares

      No fractional shares of Tellabs common stock will be issued pursuant to the merger. Instead, the exchange agent will pay each of those AFC stockholders who would have otherwise been entitled to a fractional share of Tellabs common stock an amount in cash determined by multiplying the last reported sale price per share of Tellabs common stock on the Nasdaq National Market on the date of the completion of the merger by the fractional interest of a share of Tellabs common stock to which such holder would otherwise be entitled.

Listing of Tellabs Stock

      Tellabs has agreed to use its reasonable best efforts to, prior to the closing date of the merger, cause the shares of Tellabs common stock to be issued pursuant to the merger to be approved for quotation on the Nasdaq National Market, subject to official notice of issuance. Tellabs’ symbol “TLAB” will be used for the shares, assuming the listing application is approved. Approval for quotation on the Nasdaq National Market of the shares of Tellabs common stock issuable to AFC stockholders pursuant to the merger, subject only to official notice of issuance, is a condition to the obligations of Tellabs and AFC to complete the merger.

Covenants

      Tellabs and AFC have each undertaken certain covenants in the merger agreement concerning the conduct of their respective businesses from May 19, 2004, the date of the original merger agreement, until the earlier of the date of the completion of the merger and the date of the termination of the merger agreement. The following summarizes the more significant of these covenants:

      No Solicitation. AFC has agreed that AFC and its subsidiaries will not, and will not permit their respective officers, directors, employees, advisors or representatives to:

•	solicit, initiate or knowingly encourage the submission of a “takeover proposal” of the type described below;

•	enter into any letter of intent or agreement with respect to a takeover proposal;

•	participate in any discussions or negotiations regarding, or furnish to any third party any information with respect to a takeover proposal; or

•	take any other action to knowingly facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any takeover proposal.

      Under the merger agreement, AFC agreed to cease all existing activities, discussions or negotiations as of May 19, 2004, the date of the original merger agreement, with any third parties with respect to any takeover proposal. AFC also agreed to notify Tellabs within 48 hours if it receives a takeover proposal or any inquiry with respect to or which could lead to a takeover proposal and to inform Tellabs of the proposed terms and conditions of any such proposal and the identity of the party making such proposal. AFC has further agreed to keep Tellabs informed of the status and details of any takeover proposal or inquiry. AFC also agreed to enforce all standstill agreements to which it or any of its subsidiaries is a party except to the extent that in the good faith judgment of the board of directors of AFC, after consultation with AFC’s outside counsel, such enforcement would violate the board’s fiduciary duties to AFC’s stockholders.

      However, AFC is permitted to participate in negotiations with, and furnish information (including non-public information) with respect to AFC to, a third party making an unsolicited bona fide written takeover proposal, if:

•	in the good faith judgment of the board of directors, after consultation with AFC’s outside financial advisors, the takeover proposal is, or is reasonably likely to result in a “superior proposal” of the type described below;

•	prior to furnishing any information (including non-public information) to a third party making such a takeover proposal, the third party first signs a confidentiality agreement with AFC containing confidentiality provisions no more favorable to the third party than those in the confidentiality agreement between Tellabs and AFC and AFC gives Tellabs 24 hours advance written notice of the identity of the third party and the proposed terms and conditions of such takeover proposal;.

•	AFC has provided (or contemporaneously provides) Tellabs with a copy of all written materials delivered to the third party making the takeover proposal; and

•	AFC has fully complied with the requirements described above under the heading “— No Solicitation.”

      Additionally, the provision described above will not restrict AFC from complying with Rules 14d-9 or 14e-2 under the Exchange Act.

      A “takeover proposal” means any inquiry, offer or proposal by any third party (other than Tellabs and its affiliates) relating to any transaction or series of related transactions involving:

•	any acquisition or purchase from AFC by any third party of more than a 15% interest in the total outstanding voting securities of AFC or any of its subsidiaries;

•	any tender offer or exchange offer that if consummated would result in any third party beneficially owning 15% or more of the total outstanding voting securities of AFC or any of its subsidiaries;

•	any merger, consolidation, business combination or similar transaction involving AFC pursuant to which the stockholders of AFC immediately preceding such transaction hold less than 85% of the equity interests in the surviving or resulting entity of such transaction;

•	any sale, lease, exchange, transfer, license, acquisition or disposition of more than 15% of the assets of AFC and its subsidiaries, taken as a whole; or

•	any liquidation, dissolution, recapitalization or other significant corporate reorganization of AFC.

      A “superior proposal” means any bona fide binding written proposal by any third party reasonably capable of being consummated in the good faith judgment of AFC’s board of directors to acquire, directly or indirectly, pursuant to a tender offer, exchange offer, merger, consolidation or other business consolidation:

•	more than 50% of the outstanding voting securities of AFC; or

•	all or substantially all the assets of AFC and its subsidiaries, taken as a whole,

and otherwise on terms that in the reasonable good faith judgment of AFC’s board of directors, after consultation with AFC’s outside financial advisors, would, if consummated, result in a transaction more favorable to AFC’s stockholders from a financial point of view than the transactions contemplated by the merger agreement, taking into account the terms and conditions of such proposal and the merger agreement (including any proposal to amend the merger agreement).

      Board of Directors’ Covenant to Recommend. AFC has agreed that its board of directors will recommend the adoption of the merger agreement to AFC stockholders and neither such board of directors nor a committee thereof will withdraw, qualify, amend or modify in a manner adverse to Tellabs such recommendation or AFC’s board of directors declaration that the merger agreement and the merger are advisable, fair to and in the best interest of AFC and its stockholders except if:

•	AFC has complied with the no solicitation requirements described above under the heading “— No Solicitation”; and

•	in the good faith judgment of AFC’s board of directors, after consultation with AFC’s outside counsel, failure to so withdraw, qualify, amend or modify its recommendation would violate the fiduciary duties of AFC’s board of directors under applicable law.

      Even if AFC’s board of directors withdraws, qualifies, amends or modifies its recommendation of the merger agreement and the merger, AFC is still required to submit the merger agreement at the special meeting of its stockholders for consideration.

      Operations of Tellabs and AFC Pending Closing. As explained below, Tellabs and AFC have each undertaken a separate covenant that places restrictions on themselves and their respective subsidiaries until either the completion of the merger or the termination of the merger agreement.

      Restrictions on Tellabs’ Business Pending Closing. Tellabs has agreed, subject to certain exceptions, that, without the prior written consent of AFC (which consent will not be unreasonably withheld, conditioned or delayed), it will not and will not permit any of its subsidiaries to:

•	declare, set aside, pay any dividends on, or make any actual, constructive or deemed distributions in respect of, any capital stock of Tellabs;

•	split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in substitution for shares of its capital stock;

•	purchase, redeem or otherwise acquire any shares of capital stock of Tellabs or any subsidiary or any other securities thereof or any rights, warrants or options to acquire, any such shares or other securities (other than pursuant to any contracts in existence on May 19, 2004, the date of the original merger agreement, or pursuant to any Tellabs stock purchase plan);

•	amend Tellabs’ certificate of incorporation or by-laws;

•	acquire or agree to acquire a substantial portion of the assets of or equity in any entity other than acquisitions in which the fair market value of the total consideration (including the value of indebtedness assumed) does not exceed $100 million in the aggregate and would not prevent or delay the merger beyond December 31, 2004;

•	adopt a plan or agreement of complete or partial liquidation or dissolution of Tellabs;

•	sell or transfer all or substantially all of the assets of Tellabs and its subsidiaries, taken as a whole;

•	increase the size of Tellabs’ board of directors above 11 directors; or

•	authorize or announce any intention to do any of the foregoing or enter into any contract to do any of the foregoing.

      Restrictions on AFC’s Business Pending Closing. In general, until either the closing of the merger or the termination of the merger agreement, AFC and its subsidiaries are required to carry on their businesses in all material respects in the ordinary course as currently conducted and to use reasonable best efforts to preserve their business organization intact, keep available the services of their current officers and employees and preserve their relations with their customers, suppliers and others having ongoing business relationships with them to the end that their good will and ongoing business be unimpaired at the effective time of the merger. AFC also has agreed that (except as expressly contemplated by the merger agreement), without the prior written consent of Tellabs (which consent will not be unreasonably withheld, conditioned or delayed), it will not and will not permit any of its subsidiaries to:

•	declare, set aside or pay any dividends on, or make any other actual, constructive or deemed distributions in respect of, any of its capital stock, or otherwise make any payments to its stockholders in their capacity as such other than dividends or distributions from wholly owned subsidiaries of AFC;

•	split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in substitution for shares of its capital stock;

•	purchase, redeem or otherwise acquire any shares of capital stock of AFC or any subsidiary or any other securities thereof or any rights, warrants or options to acquire, any such shares or other securities;

•	issue, deliver, sell, pledge, dispose of or otherwise encumber any shares of its capital stock, any other voting securities or equity equivalent or any securities convertible into or rights, warrants or options to acquire, any such shares, voting securities, equity equivalent or convertible securities other than (1) the issuance of shares of AFC common stock upon the exercise of stock options outstanding as of May 19, 2004, the date of the original merger agreement, options that are granted in accordance with the merger agreement; (2) the issuance of shares of common stock pursuant to AFC’s stock purchase plan in accordance with its current terms; (3) additional options to acquire shares of AFC common stock granted under the terms of any AFC stock option plan as in effect as of May 19, 2004, the date of the original merger agreement, in the ordinary course of business consistent with past practice and which stock options have an exercise or purchase price at least equal to the fair market value of the AFC common stock on the date of grant, do not exceed the number of shares permitted by the merger agreement and, in the case of grants to new hires, do not accelerate in connection with the merger, including by reason of any subsequent termination of employment or service; (4) transfers or issuances of shares of any subsidiary of AFC to AFC or any of its wholly-owned subsidiaries; (5) the issuance of up to 210,000 restricted shares of common stock of AFC pursuant to the retention plan described under “— Employee Matters”; and (6) where required by applicable law, issuances of director qualifying shares in jurisdictions other than the United States;

•	amend its certificate of incorporation or bylaws or other comparable organizational documents;

•	acquire or agree to acquire a substantial portion of the assets of or equity in any business or otherwise acquire or agree to acquire any assets, other than assets acquired in the ordinary course of business and not material to AFC and its subsidiaries, taken as a whole;

•	sell, transfer, lease, license (as licensor), mortgage, pledge, encumber or otherwise dispose of any of its properties or assets other than sales, leases or licenses of inventory, products or services or licenses of associated intellectual property rights, in the ordinary course of business and not material to AFC and its subsidiaries, taken as a whole;

•	incur any indebtedness for borrowed money, guarantee any such indebtedness or make any loans, advances or capital contributions to, or other investments in, any individual or entity other than (1) indebtedness existing solely between AFC and its wholly owned subsidiaries or between any of such wholly owned subsidiaries; (2) additional letters of credit under AFC’s existing facility not exceeding $5 million; (3) refinancings, refundings or replacements of indebtedness in existence as of May 19, 2004, the date of the original merger agreement, provided that the outstanding principal amount is not thereby increased; (4) relocation loans and advances of travel, relocation and other business expenses to employees, in each case, in the ordinary course of business and consistent with past practice; and (5) indemnification advances to directors and officers pursuant to applicable law, AFC’s by-laws, and/or indemnification agreements existing as of May 19, 2004, the date of the original merger agreement;

•	merge, liquidate, reorganize or restructure or otherwise alter in any fashion the corporate structure of AFC or any of its subsidiaries;

•	enter into, adopt or amend any severance plan, benefit plan or material consulting contract, except as required by law, other than any severance contract with non-officer employees involving payments to any such employee not in excess of $100,000 individually (or $200,000 individually with respect to officers) or $1 million in the aggregate with respect to all employees (including officers) so long as, in each case, such severance contract is in the ordinary course of business consistent with past practice and contains a customary release from such employee to the benefit of AFC and its subsidiaries;

•	increase the compensation payable or to become payable to its directors, officers or employees (except for increases in the ordinary course of business consistent with past practice in salaries or wages of employees of AFC or any of its subsidiaries who are not officers of AFC), other than as required by law, or a contract or benefit plan of AFC that existed on the date of the merger agreement, or establish, adopt, enter into or, except as may be required to comply with applicable law, amend or take action to enhance or accelerate any rights or benefits under, any labor, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, contract, trust, fund, policy or arrangement for the benefit of any current or former director, officer or employee, other than the retention plan described under “— Employee Matters”;

•	knowingly violate or knowingly fail to perform any obligation imposed upon it or any subsidiary by any applicable material federal, state or local law, rule, regulation, guideline or ordinance;

•	make or adopt any change in accounting methods, practices or practices, other than as may be required by a change in generally accepted accounting principles, or under SEC rules, regulations or requirements and requirements communicated to AFC by its independent auditors;

•	prepare or file any tax return in a manner that is materially inconsistent with past practice or, on any such tax return, take any material position, make any material election or adopt any material method that is inconsistent with positions taken, elections made or methods used in preparing or filing similar tax returns in prior periods, except for any tax return prepared or filed consistent with any private letter ruling received by AFC from the IRS after May 19, 2004, the date of the original merger agreement;

•	settle or compromise any material federal, state, local or foreign income tax liability, except for any settlement or compromise consistent with any private letter ruling received by AFC from the IRS after May 19, 2004, the date of the original merger agreement;

•	enter into any material contract outside of the ordinary course of business or certain “material contracts” set forth in Item 601(b)(10) of Regulation S-K, any contract to provide source code to any third party that is material to AFC, any material contract to license any third party to use, manufacture or reproduce any AFC product or service or intellectual property right, any material contract to provide indemnification or amend or terminate certain material contracts unless such amendment or termination is in the ordinary course of business and would not be materially adverse to AFC or any of its subsidiaries;

•	enter into any contract (1) that would, after the completion of the merger, restrict Tellabs or any of its subsidiaries (including AFC and its subsidiaries) with respect to engaging in any line of business or conducting business in any geographical area; (2) that obligates AFC or any of its affiliates (including Tellabs or any of its subsidiaries after the merger) to extend most favored nation pricing to any person other than contracts with such provisions that are entered into in the ordinary course of business; or (3) that imposes obligations on AFC or any of its affiliates (including Tellabs or any of its subsidiaries after the merger) with respect to non-solicitation of customers or suppliers or imposes exclusivity obligations on AFC or any of its affiliates (including Tellabs or any of its subsidiaries after the merger) with respect to any customer or supplier;

•	make or agree to make any new capital expenditure or expenditures which, individually, is in excess of $1 million or, in the aggregate, are in excess of $10 million;

•	waive or release any material right or claim or pay, discharge or satisfy any material claims, liabilities or obligations, other than in the ordinary course of business consistent with past practice;

•	initiate any material litigation or arbitration proceeding or settle or compromise any material litigation or arbitration proceeding or initiate, settle or compromise any claim involving intellectual property; or

•	authorize or announce an intention to do any of the foregoing or enter into any contract to do any of the foregoing.

      Reasonable Best Efforts Covenant. Tellabs and AFC have each agreed to cooperate with the other and to use their (and cause their respective subsidiaries to use their) reasonable best efforts to take or cause to be taken all actions and do or cause to be done all things necessary, proper or advisable under the merger agreement and applicable laws to complete the merger and the other transactions contemplated by the merger agreement as soon as practicable, including obtaining as promptly as practicable all necessary regulatory approvals.

      Tellabs and AFC also have agreed to use their reasonable best efforts to avoid the institution of any governmental actions or proceedings to prohibit the merger, to defend any actions or proceedings to prohibit the merger and to vacate or reverse any stay or temporary restraining order that is in effect that prohibits, prevents, delays or restricts completion of the merger. However, neither Tellabs nor any of its affiliates will be required to divest or hold separate or otherwise take any action or commit to take any action that limits its freedom with respect to its or AFC’s business unless such actions would not, individually or in the aggregate, reasonably be expected to materially impair the benefits sought to be derived by Tellabs from the merger or have a material adverse effect on Tellabs, and AFC will not take any such action without Tellabs’ prior written consent.

      Employee Matters. In the merger agreement, Tellabs has agreed that, following the merger, it will or will cause its subsidiary surviving the merger to:

•	honor all AFC benefit plans and all employment, severance and change in control agreements entered into by AFC prior to the date of the merger agreement;

•	until December 31, 2004, allow employees of AFC and its subsidiaries to continue to participate in all welfare plans and pension plans as defined in the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), which are maintained by AFC and in effect immediately prior to May 19, 2004, the date of the original merger agreement;

•	until December 31, 2004, provide benefits other than those described in the preceding bullet point to employees of AFC and its subsidiaries which in the aggregate are substantially comparable to such benefits provided by AFC immediately prior to the merger;

•	after December 31, 2004, allow employees of AFC and its subsidiaries to participate in Tellabs’ benefit plans on the same terms as such plans and arrangements are generally offered to employees of Tellabs and its subsidiaries in comparable positions;

•	recognize prior service of employees with AFC and its subsidiaries or their predecessors (to the extent recognized under the analogous AFC benefit plans) as service with Tellabs and its subsidiaries for purposes of eligibility and vesting (but not benefit accrual) under any Tellabs benefit plan that is a pension plan;

•	to the extent any employee of AFC becomes eligible to participate in a Tellabs benefit plan that is a “welfare plan,” waive certain pre-existing conditions and waiting periods applicable to such employee and his or her eligible dependents under such Tellabs benefit plan and provide such employee and his or her eligible dependents with credit for amounts paid toward co-payments and deductibles under an analogous AFC benefit plan;

•	preserve the rate of vacation accrued by employees of AFC and its subsidiaries as of the closing date of the merger;

•	terminate AFC’s employee sabbatical program maintained by AFC and, in lieu of the benefits provided thereunder, and subject to the terms of the agreement, permit employees who are eligible to take their sabbaticals prior to January 1, 2006 to take such sabbatical and, in the case of other employees, make cash payments to such employees based on their service accrued toward earning a sabbatical;

•	maintain AFC’s change-in-control severance plan, as in effect on May 19, 2004, the date of the original merger agreement, for a period not less than six months after the closing date of the merger, and maintain the severance plan and agreements applicable to former employees of NAA through December 31, 2004; and

•	pay cash bonuses under the terms of AFC’s management incentive plan for the year ending December 31, 2004, and each of the quarters ending therein, to those persons employed by AFC or its subsidiaries immediately before the date of the merger agreement and who are eligible thereunder.

      Tellabs has also agreed that AFC may implement a retention plan for the benefit of certain AFC employees (other than certain senior employees) mutually selected by AFC and Tellabs, which will provide for (i) the payment of retention benefits to such employees in an aggregate amount not to exceed $5 million and be payable 12 months after the date of the merger agreement, or at such earlier time and (ii) the issuance of up to 210,000 shares of restricted common stock all subject to such terms as Tellabs and AFC mutually agree.

      Indemnification and Insurance. Subject to applicable law, Tellabs has agreed that for six years after completion of the merger, it will or will cause its subsidiary surviving the merger to:

•	honor all obligations of AFC for indemnification and advance payment of expenses in favor of past and present officers and directors of AFC under AFC’s fifth amended and restated certificate of incorporation or by-laws or under indemnification agreements in effect on the date of the merger agreement with AFC’s past and present directors and officers;

•	(subject to certain limitations) indemnify, as if it were AFC, past and present AFC directors and officers for liabilities incurred defending any claim, action, suit or proceeding arising from their acts or omissions occurring prior to completion of the merger to the fullest extent permitted by the Delaware General Corporation Law, including the advancement of expenses so long as such person has provided an undertaking to repay such advances if it is ultimately determined that such expenses cannot be reimbursed under the Delaware General Corporation Law; and

•	maintain officers’ and directors’ liability insurance at least as favorable as AFC’s existing insurance so long as the annual premium for the insurance does not exceed 200% of the last annual premium that AFC paid prior to the date of the merger agreement. If the annual premium of AFC’s existing insurance policy exceeds the 200% limitation, Tellabs will maintain the maximum amount of coverage under a policy having the same deductible as is available for such 200% of AFC’s current annual premium.

      Tellabs also agreed to use its reasonable best efforts to cause AFC’s current officers’ and directors’ liability insurance to be extended by obtaining a six-year “tail” policy so long as the cost of obtaining such tail policy does not exceed $3 million and, if Tellabs is unable to obtain such tail policy, AFC will have the opportunity to obtain such tail policy so long as the cost of obtaining such tail policy does not exceed $3 million. The parties agreed that if the tail policy is obtained by Tellabs or AFC, Tellabs’ obligations described under the third bullet point above are deemed fulfilled.

Other Covenants and Agreements

      Expenses. Tellabs and AFC have agreed to pay their own costs and expenses incurred in connection with the merger and the merger agreement, with the exception that they will each pay 50% of any expenses incurred in connection with the parties’ filing under the Hart-Scott-Rodino Act and printing and filing with the SEC the registration statement of which this proxy statement/ prospectus forms a part.

      Election to Tellabs Board of Directors. Tellabs has agreed that immediately after completion of the merger, it will appoint to its board of directors, John A. Schofield, or such other person to be agreed upon by Tellabs and AFC as a Class I director.

      Other Covenants. The merger agreement contains certain other covenants, including covenants relating to public announcements and employee communications, access to information, state takeover laws and tax matters.

Representations and Warranties

      The merger agreement contains customary representations and warranties, generally qualified by material adverse effect, made by each of Tellabs and AFC to the other. The representations and warranties relate to:

•	corporate existence, qualification to conduct business and corporate standing and power;

•	capital structure;

•	ownership of subsidiaries;

•	corporate authority to enter into, and carry out the obligations under, the merger agreement and enforceability of the merger agreement;

•	absence of a breach of the certificate of incorporation, by-laws, law or material agreements as a result of the merger;

•	filings with the SEC;

•	absence of certain changes or events;

•	information supplied for use in this proxy statement/ prospectus;

•	compliance with laws;

•	tax matters;

•	litigation;

•	contracts;

•	employee benefit plans;

•	environmental and worker safety matters;

•	labor matters;

•	intellectual property;

•	required stockholder vote;

•	opinion of AFC’s financial advisor;

•	inapplicability of anti-takeover statutes;

•	payment of fees to finders or brokers in connection with the merger agreement; and

•	stockholder rights agreement.

      The merger agreement also contains certain representations and warranties of Tellabs with respect to its wholly owned merger subsidiary, including corporate authorization, absence of a breach of the certificate of incorporation or the by-laws, and capitalization.

      As used in the merger agreement, the term “material adverse effect” or “material adverse change” means with respect to either Tellabs or AFC, as applicable, any event, effect, change or development that, individually or when taken together with all other events, effects, changes or developments, is or would reasonably be expected to be, materially adverse to the business, assets, liabilities, financial condition or results of operations of such company and its subsidiaries, taken as a whole. However, to the extent any event, effect, change or development is caused by or results from any of the following, it will not be taken into account in determining whether there has been (or would reasonably be expected to be) a “material adverse effect” or “material adverse change”:

•	the fact that Tellabs (as opposed to any other person) is a party to the merger agreement with respect to a material adverse effect on AFC or the fact that AFC (as opposed to any other person) is a party to the merger agreement with respect to a material adverse effect on Tellabs;

•	compliance by Tellabs or AFC with their respective covenants contained in the merger agreement;

•	factors affecting the industry in which AFC or Tellabs, as the case may be, operates generally or affecting the economy or financial markets as a whole, except to the extent Tellabs or AFC, as the case may be, is materially affected in a disproportionate manner as compared to other comparable companies in the industry;

•	changes in any applicable law, ordinance, administrative or governmental rule or regulation after the date of the merger agreement;

•	with respect to a material adverse effect or change on AFC, any change after September 7, 2004, the date of the amendment and restatement of the original merger agreement, in the business relationship between AFC and Verizon or its affiliated companies related to Verizon’s fiber to the premises business or the financial results of AFC’s fiber to the premises business with Verizon, other than a termination or notification of termination of AFC’s contract with Verizon relating to the fiber to the premises business or a permanent cessation of purchases or notification of any such cessation of purchases under that contract from AFC or any of its affiliates; and

•	any failure by Tellabs or AFC, as the case may be, to meet analysts revenue or earnings projections, in and of itself, or the trading price of AFC common stock or Tellabs common stock, as the case may be, in and of itself (however, the facts or occurrences giving rise or contributing to the effect, change or development which affects or otherwise relates to the failure to meet analysts revenue or earnings projections or the trading price, as the case may be, may be deemed to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, a material adverse change or material adverse effect).

Conditions

      The respective obligations of Tellabs and AFC to complete the merger are subject to the satisfaction or the waiver of the following conditions:

•	the adoption of the merger agreement by AFC stockholders;

•	the approval for quotation by the Nasdaq National Market of the shares of Tellabs common stock to be issued pursuant to the merger, subject to official notice of issuance;

•	the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Act;

•	the absence of any law, judgment, injunction or other order by a governmental entity that is in effect prohibiting completion of the merger and the absence of any proceeding by any governmental entity seeking such an order;

•	the SEC having declared effective the Tellabs registration statement, of which this proxy statement/prospectus forms a part, and the absence of a stop order issued by the SEC or initiated or threatened by the SEC seeking to suspend the effectiveness of the Tellabs registration statement;

•	the making of all necessary blue sky securities filings; and

•	the receipt of all other governmental and regulatory consents, registrations, approvals, permits and authorizations necessary for the merger if failure to obtain those consents or approvals would have the effect of making the merger illegal or would have a material adverse effect on Tellabs, after giving effect to the merger.

      In addition, individually, each party’s respective obligations to effect the merger are subject to the satisfaction or the waiver of the following additional conditions:

•	the other party having performed in all material respects all agreements required to be performed by it under the merger agreement;

•	the representations and warranties of the other party with respect to capital structure and authority, the registration statement and proxy, and, in the case of Tellabs, the operations of Chardonnay Merger Corp., and, in the case of AFC, certain agreements, anti-takeover laws, the required stockholder vote and rights agreement, contained in the merger agreement being true and correct in all material respects, as of September 7, 2004, the date of the amendment and restatement of the original merger agreement, and as of the closing date of the merger as if they were made as of that date except to the extent that the representation or warranty speaks as of another date;

•	the representations and warranties of the other party (other than the representations and warranties specifically enumerated in the preceding bullet point) being true and correct unless the inaccuracies (without giving effect to any materiality or material adverse effect qualifications or exceptions) in respect of those representations and warranties, taking all the inaccuracies in respect of those representations and warranties together in their entirety, do not result in a material adverse effect on the other party, as of September 7, 2004, the date of the amendment and restatement of the original merger agreement, and as of the closing date of the merger as if they were made on that date, except to the extent that the representation or warranty speaks as of another date;

•	the absence of any material adverse effect having occurred to the other party since September 7, 2004, the date of the amendment and restatement of the original merger agreement.

      Tellabs’ obligation to complete the merger is subject to the following additional conditions:

•	the rights under AFC’s rights agreement will not have become redeemable, exercisable, distributed or triggered; and

•	no more than 10% of the outstanding shares of AFC common stock will have demanded appraisal rights.

Termination of Merger Agreement

      Right to Terminate. The merger agreement may be terminated at any time prior to the completion of the merger in any of the following ways:

•	by mutual written consent of Tellabs and AFC;

•	by either of Tellabs or AFC:

–	if the merger has not been completed by December 31, 2004;

–	if a governmental entity issues an order, decree or ruling or takes any other action permanently enjoining, restraining or otherwise prohibiting the merger and the order, decree or ruling or other action has become final and nonappealable; or

–	if AFC’s stockholders fail to adopt the merger agreement, however AFC may not terminate for the AFC stockholders’ failure to adopt the merger agreement if AFC failed to meet its obligations under the merger agreement regarding recommendation of adoption of the merger agreement, preparation of the registration statement and proxy statement or non-solicitation.

•	by Tellabs:

–	at any time prior to AFC’s stockholders adoption of the merger agreement if:

•	AFC’s board of directors either fails to recommend the adoption of the merger agreement to its stockholders or the board or any committee of the board withdraws, qualifies, amends or modifies its recommendation or declaration that the merger agreement and the merger are advisable, fair to and in the best interest of AFC and its stockholders in any manner adverse to Tellabs or takes any other action or makes any statement inconsistent with such recommendation or declaration or resolves or proposes to do any of the foregoing;

•	AFC’s board of directors or any committee of the board recommends to AFC stockholders a takeover proposal other than the merger; or

•	a tender offer or exchange offer for 15% or more of the outstanding shares of AFC capital stock is commenced and AFC’s board of directors fails to recommend against acceptance of such offer within 10 business days of such commencement (including taking no position with respect to such offer); or

–	if there has been a breach of any representation, warranty, covenant or other agreement made by AFC in the merger agreement, or if any such representation and warranty becomes untrue after the date of the merger agreement and, in either case, the breach or failure to be true:

•	would result in the applicable closing condition to the merger not being satisfied; and

•	is not curable or, if curable, is not cured within 30 days after written notice is given by Tellabs to AFC.

•	by AFC:

–	if there has been a breach of any representation, warranty, covenant or other agreement made by Tellabs or its wholly owned merger subsidiary in the merger agreement, or if any such representation and warranty becomes untrue after the date of the merger agreement and, in either case, the breach or failure to be true:

•	would result in the applicable closing condition to the merger not being satisfied; and

•	is not curable or, if curable, is not cured within 30 days after written notice is given by AFC to Tellabs.

–	if (1) AFC’s board of directors authorizes AFC, subject to complying with the terms of the merger agreement, to enter into a definitive agreement concerning a transaction that constitutes a “superior proposal” (see “— Covenants — No Solicitation” for a discussion of this term) and AFC notifies Tellabs in writing that it intends to enter into the agreement, (2) Tellabs does not make, within five days of receipt of AFC’s written notification of its intention to enter into a definitive agreement for a superior proposal, an offer that AFC’s board of directors determines, in its reasonable good faith judgment after consultation with its financial advisors, is at least as favorable, from a financial point of view to AFC’s stockholders as the superior proposal and (3) prior to or concurrently with the termination of the merger agreement AFC pays to Tellabs in immediately available funds the termination fee described in “— Termination Fees Payable by AFC” below. AFC also agreed (A) that it will not enter into a definitive agreement referred to in clause (1) above until at least the sixth day after it has provided the requisite notice to Tellabs and (B) to notify Tellabs promptly in writing if its intention to enter into the definitive agreement referred to in its notification changes at any time after giving the notification; or

–	if a “parent acquisition transaction” occurs or Tellabs or any of its subsidiaries enters into any letter of intent, agreement in principle, acquisition agreement or other similar agreement with respect to a parent acquisition transaction; provided, however, that AFC is only entitled to terminate the merger agreement under such provision for a period of ten (10) days from the earlier to occur of such a parent acquisition transaction and the public announcement of the entry into such letter of intent, agreement in principle, acquisition agreement or other similar agreement with respect to such parent acquisition transaction.

      “Parent acquisition transaction” means any transaction or series of transactions involving: (i) a merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving Tellabs, pursuant to which the stockholders of Tellabs, immediately preceding such transaction or series of transactions hold less than 50% of the aggregate equity interests in the surviving or resulting entity of such transaction or any direct or indirect parent thereof, (ii) a sale or other disposition by Tellabs or any of its subsidiaries of assets representing in excess of 50% of the aggregate fair market value of the assets of Tellabs and its subsidiaries, taken as a whole, immediately prior to such sale or other disposition, or (iii) the acquisition by any third party, directly or indirectly, of beneficial ownership or a right to acquire beneficial ownership of shares representing in excess of 50% of the voting power of the outstanding shares of capital stock of Tellabs.

      Termination Fees Payable by AFC. AFC has agreed to pay Tellabs a termination fee of $44.45 million if the merger agreement is terminated under one of the following circumstances:

•	the merger agreement is terminated by Tellabs because (1) AFC’s board of directors or any committee of the board approves or recommends any takeover proposal other than the merger with Tellabs, (2) a tender offer or exchange offer for 15% or more of the outstanding shares of AFC capital stock is commenced and AFC’s board of directors fails to recommend against acceptance of such offer within 10 days of such commencement (including taking no position with respect to such offer) or (3) AFC’s board of directors either fails to recommend the merger with Tellabs to its stockholders or the board or any committee of the board withdraws, qualifies, amends or modifies its recommendation or declaration in any manner adverse to Tellabs or takes any action or makes any statement adverse to such recommendation or declaration or resolves or proposes to do any of the actions in clause 3;

•	the merger agreement is terminated by AFC because it enters into a definitive agreement for a superior proposal pursuant to the provision described in the second hash mark above concerning AFC’s termination rights; or

•	(1) after the date of the merger agreement a takeover proposal existed, (2) the merger agreement is subsequently terminated by AFC or Tellabs because AFC’s stockholders fail to adopt the merger agreement and (3) concurrently with the termination or within 12 months of the termination, AFC enters into a letter of intent, agreement in principle, acquisition agreement or similar agreement with respect to a “company acquisition transaction” or a company acquisition transaction occurs.

      “Company acquisition transaction” means any transaction or series of transactions involving: (i) a merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving AFC pursuant to which the stockholders of AFC immediately preceding such transaction hold less than seventy percent (70%) of the aggregate equity interests in the surviving or resulting entity of such transaction or any direct or indirect parent thereof, (ii) a sale or other disposition by AFC or any of its subsidiaries of assets representing in excess of 20% of the aggregate fair market value of the assets of AFC and its subsidiaries, taken as a whole, immediately prior to such sale or other disposition, or (iii) the acquisition by any third party (including by way of a tender offer or an exchange offer or issuance by the party or third party), directly or indirectly, of beneficial ownership or a right to acquire beneficial ownership of shares representing in excess of 20% of the voting power of the outstanding shares of capital stock of AFC.

      In addition, if the merger agreement is terminated under any of the provisions described in the bullet points above or because AFC’s stockholders fail to adopt the merger agreement and a takeover proposal existed after the date of the merger agreement, AFC will pay up to $10 million of Tellabs’ expenses.

      The termination fee is required to be paid by AFC at different times, depending on what provision is used to terminate the merger agreement. If the termination fee becomes payable pursuant to the first bullet point above, the fee is required to be paid to Tellabs one business day after such termination. If the termination fee becomes payable pursuant to the second bullet point above, the fee is required to be paid to Tellabs on the date of the termination of the merger agreement. If the termination fee becomes payable pursuant to the third bullet point above, the fee is required to be paid to Tellabs upon the earlier to occur of such company acquisition transaction and the entry into such letter of intent, agreement in principle, acquisition agreement or similar agreement. The expenses are payable in all cases upon demand.

      Termination Fees Payable by Tellabs. Tellabs has agreed to pay AFC a fee of $44.45 million if the merger agreement is terminated by AFC as a result of Tellabs entering into letter of intent, agreement in principle, acquisition agreement or other similar agreement with respect to a parent acquisition transaction or the occurrence of any parent acquisition transaction.

      Tellabs has also agreed to pay up to $10 million of AFC’s expenses in the event it is required to pay AFC a termination fee.

      The termination fee is required to be paid by Tellabs to AFC upon demand. The expenses are also payable upon demand.

Amendments, Extensions and Waivers

      Amendments. The merger agreement may be amended by the parties at any time prior to the completion of the merger, except that any amendment after the AFC stockholders’ meeting which requires approval by stockholders may not be made without such approval. All amendments to the merger agreement must be in writing signed by each party.

      Extensions and Waivers. At any time prior to the completion of the merger, any party to the merger agreement may:

•	extend the time for the performance of any of the obligations or other acts of any other party to the merger agreement;

•	waive any inaccuracies in the representations and warranties of any other party contained in the merger agreement or in any document delivered pursuant to the merger agreement; or

•	waive compliance by any other party with any of the agreements or conditions contained in the merger agreement.

      All extensions and waivers must be in writing and signed by the party against whom the extension or waiver is to be effective.

CHAPTER FOUR

PRO FORMA FINANCIAL INFORMATION

TELLABS AND AFC

UNAUDITED PRO FORMA CONDENSED COMBINED

CONSOLIDATED FINANCIAL STATEMENTS

      The Unaudited Pro Forma Condensed Combined Consolidated Financial Statements combine the historical consolidated statements of Tellabs and AFC, giving effect to:

•	AFC’s February 20, 2004 acquisition of North American Access, a business unit of Marconi Communications, Inc.; and

•	the merger.

      The Unaudited Pro Forma Condensed Combined Consolidated Statements of Operations give effect to the transactions as though they each occurred on December 28, 2002. The Unaudited Pro Forma Condensed Combined Consolidated Balance Sheet gives effect to the merger as though it occurred on July 2, 2004.

      The historical consolidated financial information of Tellabs has been adjusted to give effect to pro forma events that are (1) directly attributable to the merger, (2) factually supportable and (3) with respect to the statements of operations, expected to have a continuing impact on the combined results.

      You should read this information in conjunction with the:

•	accompanying notes to the Unaudited Pro Forma Condensed Combined Consolidated Financial Statements;

•	separate historical unaudited financial statements of Tellabs as of and for the six months ended July 2, 2004, included in Tellabs’ Quarterly Report on Form 10-Q for the six-month period ended July 2, 2004, which is incorporated by reference into this proxy statement/ prospectus;

•	separate historical financial statements of Tellabs as of and for the year ended January 2, 2004, included in Tellabs’ Annual Report on Form 10-K for the year ended January 2, 2004, which is incorporated by reference into this proxy statement/ prospectus;

•	separate historical unaudited financial statements of AFC as of and for the six months ended June 30, 2004, included in AFC’s Quarterly Report on Form 10-Q for the six-month period ended June 30, 2004, which is incorporated by reference into this proxy statement/ prospectus; and

•	separate historical financial statements of AFC as of and for the year ended December 31, 2003, included in AFC’s Annual Report on Form 10-K for the year ended December 31, 2003, which is incorporated by reference into this proxy statement/ prospectus.

      The unaudited pro forma condensed combined consolidated financial information is presented for illustrative purposes only. The unaudited pro forma condensed combined consolidated financial information is not necessarily indicative of what the combined company’s financial position or operating results actually would have been had the transactions been completed at the dates indicated. In addition, the unaudited pro forma condensed combined consolidated information does not purport to project the future financial position or operating results of the combined company.

      The unaudited pro forma condensed combined consolidated financial information has been prepared using the purchase method of accounting with Tellabs treated as the acquirer. As described in the accompanying notes, Tellabs’ cost to acquire AFC will be allocated to the net assets acquired based upon their estimated fair values as of the completion of the merger. The pro forma financial information includes estimates of potential adjustments. The final determination of these fair values will include the combined company’s management’s consideration of a valuation study which will be performed after the merger. This valuation will be based on the actual net tangible and intangible assets of AFC that exist as of the closing date of the merger, which is currently expected to occur shortly after the AFC special meeting, assuming the required AFC stockholder vote is obtained and all other closing conditions are satisfied. If more or less of the purchase price is allocated to intangible assets than currently estimated, or if the average life of the intangibles is determined to be less or more than the seven years currently estimated, it would have the effect of increasing or decreasing intangible asset amortization in the statement of operations. Also, if more or less of the purchase price is allocated to Property, Plant and Equipment, it would have the effect of increasing or decreasing depreciation expense in the statement of operations. It is not expected that any reallocation of the purchase price to Property, Plant and Equipment will have a material impact on the pro forma financial statements.

TELLABS AND AFC

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED
STATEMENT OF OPERATIONS
For the Six Months Ended July 2, 2004

	Historical	Historical	Historical	Pro Forma		Pro Forma
	Tellabs	AFC	NAA(1)	Adjustments		Combined

	(In millions, except per share data)
Revenue	$568.1	$211.4	$30.4	$—		$809.9
Cost of Revenue	242.8	115.9	21.7	—		380.4

Gross Profit	325.3	95.5	8.7	—		429.5
Operating Expenses
Selling, general and administrative	114.9	48.3	2.1	0.3	(2)	165.6
Research and development	123.0	40.4	2.9	0.4	(2)	166.7
Restructuring and other charges	14.2	—	—	—		14.2
Securities litigation settlement costs	—	(5.8)	—	—		(5.8)
In-process research and development	0.0	14.0	—	(14.0	)(3)	—
Intangible asset amortization	7.8	6.3	—	(6.3	)(4)	48.8
				41.0	(4)

Total Operating Expenses	259.9	103.2	5.0	21.4		389.5
Operating Earnings/(Loss)	65.4	(7.7)	3.7	(21.4)		40.0
Other Income/(Expense)
Interest income	12.4	4.8	—	(9.1	)(5)	8.1
Interest expense	(0.2)	—	—	—		(0.2)
Other	(2.0)	—	—	—		(2.0)

Total Other Income/(Expense)	10.2	4.8	—	(9.1)		5.9
Earnings/(Loss) Before Income Tax	75.6	(2.9)	3.7	(30.5)		45.9
Income tax (expense)/benefit	(12.6)	1.1	—	(13.0	)(6)	(24.5)

Net Earnings/(Loss)	$63.0	$(1.8)	$3.7	$(43.5)		$21.4

Net Earnings/(Loss) per Share
Basic	$0.15					$0.05
Diluted	$0.15					$0.05
Average number of common shares outstanding — Basic	415.7			44.5	(7)	460.2
Average number of common shares outstanding — Diluted	419.9			46.6	(7)	466.5

See accompanying Notes to

Unaudited Pro Forma Condensed Combined Consolidated Financial Statements,
which are an integral part of these statements.

TELLABS AND AFC

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED
STATEMENT OF OPERATIONS
For the Year Ended January 2, 2004

	Historical	Historical	Historical	Pro Forma		Pro Forma
	Tellabs	AFC	NAA(1)	Adjustments		Combined

	(In millions, except per share data)
Revenue	$980.4	$333.5	$184.6	$—		$1,498.5
Cost of Revenue	626.4	169.4	133.9	—		929.7

Gross Profit	354.0	164.1	50.7	—		568.8
Operating Expenses
Selling, general and administrative	242.6	69.3	14.3	0.6	(2)	326.8
Research and development	286.1	66.2	19.3	0.7	(2)	372.3
Restructuring and other charges	77.2	—	—	—		77.2
Intangible asset amortization	12.6	4.8	—	(4.8	)(4)	94.7
				82.1	(4)

Total Operating Expenses	618.5	140.3	33.6	78.6		871.0
Operating Earnings/(Loss)	(264.5)	23.8	17.1	(78.6)		(302.2)
Other Income/(Expense)
Interest income	33.4	11.4	—	(24.2	)(5)	20.6
Interest expense	(0.7)	—	—	—		(0.7)
Other	(12.9)	0.4	—	—		(12.5)

Total Other Income/(Expense)	19.8	11.8	—	(24.2)		7.4
Earnings/(Loss) Before Income Tax	(244.7)	35.6	17.1	(102.8)		(294.8)
Income tax (expense)/benefit	3.1	(8.9)	—	117.9	(6)	112.1

Net Earnings/(Loss)	$(241.6)	$26.7	$17.1	$15.1		$(182.7)

Net Earnings/(Loss) per Share
Basic	$(0.58)					$(0.40)
Diluted(7)	$(0.58)					$(0.40)
Average number of common shares outstanding — Basic	413.1			44.5	(7)	457.6
Average number of common shares outstanding — Diluted	413.1			44.5	(7)	457.6

See accompanying Notes to

Unaudited Pro Forma Condensed Combined Consolidated Financial Statements,
which are an integral part of these statements.

TELLABS AND AFC

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED
BALANCE SHEET
As of July 2, 2004

	Historical	Historical	Pro Forma		Pro Forma
	Tellabs	AFC	Adjustments		Combined

	(In millions)
Assets
Current Assets
Cash and cash equivalents	$273.6	$134.6	$—		$408.2
Investment in marketable securities	968.0	725.7	(1,071.6	)(1)	622.1

	1,241.6	860.3	(1,071.6)		1,030.3
Accounts receivable, net	180.8	68.4	—		249.2
Inventories
Raw materials	13.2	8.9	—		22.1
Work in process	4.2	1.9	—		6.1
Finished goods	38.5	33.9	13.7	(2)	86.1

	55.9	44.7	13.7		114.3
Income taxes	14.7	210.1	(8.1	)(3)	216.7
Miscellaneous receivables and other current assets	77.2	5.6	—		82.8

Total Current Assets	1,570.2	1,189.1	(1,066.0)		1,693.3
Property, Plant and Equipment	548.9	126.9	(68.4	)(4)	607.4
Less: accumulated depreciation	(269.5)	(68.4)	68.4	(4)	(269.5)

	279.4	58.5	—		337.9
Goodwill	551.6	189.6	(189.6	)(5)	869.1
			317.5	(5)
Intangible assets, net	98.2	77.6	(77.6	)(6)	673.2
			575.0	(6)
Other assets	125.9	29.5	—		155.4

Total Assets	$2,625.3	$1,544.3	$(440.7)		$3,728.9

Liabilities and Stockholders’ Equity
Current Liabilities
Accounts payable	$52.1	$22.4	$—		$74.5
Accrued liabilities	104.7	56.9	10.3	(7)	171.9
Loan payable	—	247.4	—		247.4
Income taxes payable	—	34.6	—		34.6
Deferred tax liabilities	—	174.5	—		174.5
Accrued restructuring and other liabilities	25.8	—	—		25.8

Total Current Liabilities	182.6	535.8	10.3		728.7
Long-term restructuring and other liabilities	37.3	—	—		37.3
Income taxes	101.8	—	—		101.8
Other long-term liabilities	36.1	5.1	—		41.2
Stockholders’ Equity
Common Stock	4.2	0.9	(0.9	)(8)	4.6
			0.4	(9)
Additional paid-in capital	562.5	398.1	(398.1	)(8)	1,117.1
			554.6	(10)
Deferred compensation expense	(7.4)	—	(2.6	)(11)	(10.0)
Treasury stock	(129.6)	(0.9)	0.9	(8)	(129.6)
Retained earnings	1,764.9	605.4	(605.4	)(8)	1,764.9
Accumulated other comprehensive income	72.9	(0.1)	0.1	(8)	72.9

Total Stockholders’ Equity	2,267.5	1,003.4	(451.0)		2,819.9

Total Liabilities and Stockholders’ Equity	$2,625.3	$1,544.3	$(440.7)		$3,728.9

See accompanying Notes to

Unaudited Pro Forma Condensed Combined Consolidated Financial Statements,
which are an integral part of these statements.

TELLABS AND AFC

NOTES TO UNAUDITED PRO FORMA CONDENSED
COMBINED CONSOLIDATED FINANCIAL STATEMENTS

Note 1.	Basis of Pro Forma Presentation

      On May 19, 2004, AFC entered into a definitive agreement pursuant to which a wholly-owned subsidiary of Tellabs will merge with and into AFC, with AFC continuing as the surviving corporation. On September 7, 2004, AFC and Tellabs amended and restated the original merger agreement. If required by the merger agreement, immediately following the merger, the surviving corporation will merge with and into a limited liability company, wholly owned by Tellabs, with the limited liability company continuing as the surviving entity. These transactions will be accounted for using the purchase method of accounting. Pursuant to the merger, each share of AFC common stock will be converted into the right to receive:

•	0.504 shares of Tellabs common stock; and

•	$12.00 in cash, without interest.

      The Unaudited Pro Forma Condensed Combined Consolidated Financial Statements provide for the issuance of approximately 44.5 million shares of Tellabs common stock and the payment of $1,059.4 million in cash, based upon the merger consideration of (i) 0.504 shares of Tellabs common stock and (ii) $12.00 in cash for each outstanding share of AFC common stock as of July 2, 2004. The actual number of shares of Tellabs common stock to be issued and cash amount to be paid will be determined based on the actual number of shares of AFC common stock outstanding at the completion of the merger. The average closing market price per share of Tellabs common stock of $9.36 is based on an average of the six trading days around the September 7, 2004, announcement date of the amendment and restatement of the original merger agreement. Tellabs has agreed to assume outstanding options to purchase shares of AFC common stock and substitute them with options to purchase shares of Tellabs common stock. The number of shares of Tellabs common stock subject to the substitute Tellabs options will equal the number of shares of AFC common stock subject to AFC options immediately prior to the merger, multiplied by the “option exchange ratio,” rounded down to the nearest whole share. The per share exercise price of each substitute Tellabs option will equal the exercise price of the AFC option immediately prior to the merger divided by the option exchange ratio, rounded up to the nearest whole cent. The “option exchange ratio” is equal to the sum of 0.504 plus the fraction obtained by dividing $12.00 by the average per share last reported sale price of Tellabs common stock over the ten trading days preceding the closing date of the merger. Based on the total number of AFC options outstanding at July 2, 2004, Tellabs would issue options to purchase approximately 29.1 million shares of Tellabs common stock, at a weighted average exercise price of $11.41. The actual number of Tellabs options to be issued will be determined based on the actual number of AFC options outstanding at the completion of the merger and the last reported sale prices of Tellabs common stock on the ten trading days preceding the closing date of the merger. The pro forma adjustments for the option exchange ratio are based on an estimated ten trading day average of Tellabs common stock of $9.00 per share. This amount will be adjusted to the actual average upon closing the merger. If the full substitution of outstanding AFC options with Tellabs options as just described would result in Tellabs issuing a number of shares of common stock in the merger (including shares subject to substituted options) which would require the approval of Tellabs’ stockholders, then each outstanding AFC option instead would be partially converted into a substitute option to purchase the number of shares of Tellabs common stock that would have been received by the holder of the option in the merger if the option had been exercised before the effective time of the merger, with an appropriate adjustment in the exercise price, and partially converted into a right to receive cash equal in amount to the cash that would have been received by the holder of the option in the merger if the option had been exercised before the effective time of the merger, reduced by an allocable share of the exercise price. Tellabs views this as unlikely because the average sale price of Tellabs common stock for the ten trading days preceding the closing date of the merger would need to be $6.52 or lower to trigger this treatment. Accordingly, Tellabs has not included this alternative treatment of the AFC options in the Unaudited Pro Forma Condensed Combined Consolidated Financial Statements.

TELLABS AND AFC
NOTES TO UNAUDITED PRO FORMA CONDENSED
COMBINED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The estimated total purchase price of the merger, based on the $9.36 per share price of Tellabs common stock, is as follows (in millions):

Value of Tellabs common stock issued	$416.5
Cash paid to AFC Stockholders	1,059.4
Assumption of AFC options	136.5
Estimated Tellabs direct transaction costs	10.3

Total estimated purchase price	$1,622.7

      Under the purchase method of accounting, the total estimated purchase price, as shown in the table above, is allocated to AFC’s net tangible and intangible assets based on their estimated fair values as of the date of the completion of the merger. The fair value of these assets and liabilities is subject to change pending additional information that may come to our knowledge and restructuring decisions made upon completion of the merger. The preliminary estimated purchase price is allocated as follows (in millions):

Net tangible assets	$730.2
Identifiable intangible assets	575.0
Goodwill	317.5

Total preliminary estimated purchase price allocation	$1,622.7

      Tellabs and AFC anticipate that identifiable intangible assets will consist primarily of developed technology and customer relationships. Developed technology consists primarily of fiber based products for FTTP and traditional digital loop carriers (including DSC).

Note 2.	Pro Forma Adjustments

      The pro forma adjustments included in the unaudited condensed combined consolidated pro forma financial information are as follows:

Adjustments to Pro Forma Condensed Combined Consolidated Statements of Operations

      1. For the year ended January 2, 2004, the historical NAA column represents its results from January 1, 2003 through December 31, 2003. For the six months ended July 2, 2004, the historical NAA column represents its results from January 1, 2004 through February 19, 2004. NAA’s results have been included in AFC’s historical results since February 20, 2004.

      2. These adjustments represent the amortization of the estimated deferred compensation expense related to the intrinsic value of in-the-money stock options to purchase AFC common stock as of September 7, 2004 over their remaining vesting period. The estimated intrinsic value of these stock options is $2.6 million with an estimated remaining vesting period of 24 months. Tellabs stock options will be substituted for AFC stock options as described above in Basis of Pro Forma Presentation.

      3. The adjustment for AFC’s $14.0 million in-process research and development charge is related to AFC’s acquisition of NAA and is eliminated to conform to pro forma requirements. The amount related to the merger cannot be estimated at this time, but is not expected to be significant.

      4. These adjustments are to eliminate AFC’s historical amortization of intangible assets and to record the amortization of the fair value of AFC’s intangible assets acquired in the merger. The fair value of AFC’s intangible assets are estimated to be $575.0 million and have a useful life of seven years. The intangible assets fair value is a preliminary estimate taking the mid-point of an estimated fair value of between $400.0 million

TELLABS AND AFC
NOTES TO UNAUDITED PRO FORMA CONDENSED
COMBINED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

and $750.0 million and may vary significantly upon the completion of a valuation study which will be performed after the merger. Had identifiable intangible assets been valued at $400.0 million or $750.0 million instead of $575.0 million as used in the pro forma condensed combined consolidated statement of operations, net earnings would have increased by $15.5 million or decreased by $15.5 million, respectively, on an annual basis.

      5. This adjustment represents the lost interest from cash and investments used to pay the $12.00 per share cash portion of the merger consideration, $240.0 million in funds used by AFC to purchase NAA and AFC’s transaction costs which are estimated to be $12.2 million. The interest income removed is based on the 88.3 million shares of AFC common stock outstanding at the end of its second quarter of 2004 multiplied by the $12.00 per share cash portion of the merger consideration plus AFC’s estimated transaction costs, multiplied by an average annual interest rate of 1.9% for the 2003 fiscal year, and an average annual interest rate of 1.6% over six months for the first six months of 2004.

      6. As a result of the proposed transaction, the combined entity will have sufficient deferred tax liabilities to offset Tellabs’ existing net deferred tax assets. Therefore, substantially all of Tellabs’ existing valuation allowance on deferred tax assets will be reversed in purchase accounting. Accordingly, the adjustment of $117.9 million on the 2003 fiscal year pro forma numbers is composed of the following: a tax benefit of $89.3 million on Tellabs historical loss-before-taxes of $244.7 million not previously allowed under applicable accounting rules. (See Tellabs’ Annual Report on Form 10-K for the year ended January 2, 2004, incorporated herein by reference, for more information on Tellabs’ historical valuation allowances); a tax benefit of $35.1 million on the Pro Forma Adjustments loss before income tax of $102.8 million; and a tax provision of $6.5 million on historical NAA earnings before income taxes of $17.1 million.

      The adjustment of $13.0 million on the July 2, 2004 year to date pro forma numbers includes an additional tax expense of $21.0 million on Tellabs historical income before taxes of $75.6 million not previously provided for due to Tellabs utilization of net operating loss carryforwards and the reversal of associated valuation allowances (See Tellabs’ Annual Report on Form 10-K for the year ended January 2, 2004, incorporated herein by reference, for more information on historical Tellabs valuation allowances); a tax benefit of $9.4 million on the pro forma adjustments loss before income tax of $30.5 million; and a tax provision of $1.4 million on historical NAA earnings before income taxes of $3.7 million.

      7. Weighted average shares were increased by the 44.5 million shares to be issued by Tellabs to AFC stockholders for part of the purchase price. The 44.5 million shares is computed by taking the 88.3 million shares of AFC common stock outstanding as of the end of the second quarter of 2004 multiplied by the exchange ratio of 0.504 shares of Tellabs common stock for each share of AFC common stock. In addition, the fully diluted weighted average share amount for the six months ending July 2, 2004 includes 2.1 million shares which are subject to purchase pursuant to the Tellabs options substituted for existing AFC options. The diluted weighted average share amount for the year ended January 2, 2004 is the same as the primary weighted average share amount under Generally Accepted Accounting Principles (“GAAP”), as dilutive securities are not included in the computation of diluted earnings per share when a company is in a net loss position.

The Unaudited Pro Forma Condensed Combined Consolidated Statements of Operations exclude any one-time payments (up to $5.0 million and up to 210,000 shares of AFC restricted common stock) related to retention benefit payments to current AFC employees. Also excluded are one-time payments (up to $4.3 million) to current AFC employees related to the payment of the earned sabbatical program as described in the merger agreement.

TELLABS AND AFC
NOTES TO UNAUDITED PRO FORMA CONDENSED
COMBINED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Adjustments to Pro Forma Condensed Combined Consolidated Balance Sheet

      1. This adjustment represents the $12.00 cash payment for each share of AFC common stock multiplied by 88.3 million AFC shares of common stock outstanding as of the end of AFC’s second quarter of 2004, plus AFC’s transaction costs which are estimated to be $12.2 million.

      2. This adjustment represents the write-up of inventory to fair value as of the date of the consummation of the merger.

      3. This adjustment represents the net of a deferred tax liability of $194.2 million related to the excess of assigned values over tax basis resulting from the allocation of purchase price to inventory and amortizable, intangible assets and a reduction of $186.1 million in the historical valuation allowance related to Tellabs domestic deferred tax assets.

      4. This adjustment is to record AFC’s fixed assets at fair value as of the date of the consummation of the merger.

      5. The historical goodwill of AFC is eliminated with an adjustment for merger goodwill. The merger goodwill amount was determined as the difference between the estimated purchase price of the merger less the estimated fair value of net assets acquired.

      6. The historical intangible assets of AFC are eliminated and an adjustment for the estimated fair value of intangible assets acquired in the merger of $575.0 million is recorded. These intangible assets have an estimated average useful life of seven years. The intangible assets fair value is a preliminary estimate taking the mid-point of an estimated fair value of between $400.0 million and $750.0 million and may vary significantly upon the completion of a valuation study which will be performed after the merger.

      7. This adjustment represents an estimate of Tellabs’ transaction costs of the merger, which includes investment banking costs, the purchase of continuing directors and officers insurance for AFC’s current and former directors and officers, legal costs and other transaction related costs.

      8. These adjustments are to eliminate AFC’s equity as of the date of consummation of the merger.

      9. This amount is to adjust common stock by $0.4 million for the par value of an estimated 44.5 million Tellabs common shares issued to AFC stockholders in the merger. The additional 44.5 million Tellabs shares is computed by taking the 88.3 million shares of AFC common stock outstanding at the end of the second quarter of 2004 multiplied by the exchange ratio of 0.504 shares of Tellabs common stock for each share of AFC common stock.

      10. This adjustment is to increase additional paid in capital by $415.5 million for an estimated 44.5 million shares of Tellabs common stock issued to AFC stockholders in the merger plus an estimated $139.1 million for the fair value of options to purchase shares of Tellabs common stock to replace the options to purchase shares of AFC common stock.

      11. This adjustment represents the intrinsic value of AFC option holders’ in-the-money options as of the date of the consummation of the merger, which is being amortized over their remaining vesting period. The intrinsic value of these stock options is estimated to be $2.6 million with an estimated remaining vesting period of 24 months. The options to purchase shares of AFC common stock will be exchanged for options to purchase shares of Tellabs common stock at the date of the consummation of the merger at the option exchange ratio.

The Unaudited Pro Forma Condensed Combined Consolidated Balance Sheet excludes payments (up to $5.0 million and up to 210,000 shares of AFC restricted common stock) related to retention benefit payments to current AFC employees. Also excluded are one-time payments (up to $4.3 million) to current AFC employees related to the payment of the earned sabbatical program as described in the merger agreement.

CHAPTER FIVE

CERTAIN LEGAL INFORMATION

COMPARISON OF TELLABS/AFC STOCKHOLDER RIGHTS

      The rights of AFC stockholders under the Delaware General Corporation Law, the AFC fifth amended and restated certificate of incorporation and the AFC by-laws prior to the completion of the merger are generally similar to the rights that they will have as Tellabs stockholders following the completion of the merger under the Delaware General Corporation Law, the Tellabs restated certificate of incorporation and the Tellabs by-laws. Below we have summarized the material differences between the current rights of AFC stockholders and the rights those stockholders will have as Tellabs stockholders following the merger.

      Copies of the AFC fifth amended and restated certificate of incorporation, the AFC by-laws, the Tellabs restated certificate of incorporation and the Tellabs by-laws are incorporated by reference and will be sent to holders of shares of AFC common stock upon request. See “Where You Can Find More Information.” The summary in the following chart is not complete and it does not identify all differences that may, under given situations, be material to stockholders and is subject in all respects, and is qualified by reference to the Delaware General Corporation Law, the AFC fifth amended and restated certificate of incorporation, the AFC by-laws, the Tellabs restated certificate of incorporation and the Tellabs by-laws.

SUMMARY OF MATERIAL DIFFERENCES BETWEEN CURRENT RIGHTS OF

AFC STOCKHOLDERS AND RIGHTS THOSE STOCKHOLDERS WILL HAVE AS
TELLABS STOCKHOLDERS FOLLOWING THE MERGER

	Tellabs Stockholder Rights	AFC Stockholder Rights

Corporate Governance:	Upon completion of the merger, the rights of Tellabs and former AFC stockholders will be governed by the DGCL, Tellabs’ restated certificate of incorporation and Tellabs’ by-laws. The restated certificate of incorporation and by-laws of Tellabs after the merger will be identical in all respects to those of Tellabs prior to the merger except that the number of directors constituting the board of directors will be increased to 10 directors.	The rights of AFC stockholders are currently governed by the DGCL, AFC’s fifth amended and restated certificate of incorporation and AFC’s by-laws.

Authorized Capital Stock:	The authorized capital stock of Tellabs is set forth under “Description of Tellabs Capital Stock — Authorized Capital Stock.”	The authorized capital stock of AFC consists of:

• 200 million shares of common stock, par value $0.01 per share, 88,898,494 of which are issued and outstanding as of October 25, 2004; and

• 5 million shares of preferred, none of which are issued and outstanding as of October 25, 2004, but 200,000 of which have been designated Series A Junior Participating Preferred Stock.

	Tellabs Stockholder Rights	AFC Stockholder Rights

Number of Directors:	The Tellabs board of directors currently consists of nine directors. The directors are divided into three classes, each class consisting as nearly as possible of one-third of the total number of directors, subject to certain exceptions as set forth in Tellabs’ restated certificate of incorporation. Directors are elected for three year terms, with one class of directors up for election each year.

Under Tellabs’ amended and restated by-laws, the number of directors is nine.

At or prior to the completion of the merger, Tellabs will expand its board of directors by one member and, immediately after the completion of the merger, appoint one existing AFC director to fill such vacancy.	The AFC board of directors currently consists of seven directors. The directors are divided into three classes, each class consisting as nearly as possible of one-third of the total number of directors, subject to certain exceptions as set forth in AFC’s fifth amended and restated certificate of incorporation. Directors are elected for three year terms, with one class of directors up for election each year.

Under AFC’s by-laws, the number of directors is not fewer than six and not more than nine, with the exact number to be determined by resolution of the board of directors or by the stockholders at an annual meeting of the stockholders.

Rights of Preferred Stockholders:	Tellabs has not issued any of its authorized preferred stock.	AFC has not issued any of its authorized preferred stock; however it has designated 200,000 shares as Series A Junior Participating Preferred Stock.

Nomination of Directors for Election:	Tellabs’ by-laws provide that nominations for directors may be made at meetings by the board of directors or by a stockholder who complies with the notice procedures in Tellabs’ by-laws. A stockholder who nominates a director must be a stockholder of record on the date that he or she gives the nomination notice to Tellabs and on the record date for the determination of stockholders entitled to vote at the meeting where the director will be voted on.

The notice procedure in Tellabs’ by-laws requires that a stockholder’s notice must be given timely and in proper written form to Tellabs’ Secretary.	AFC’s by-laws provide that nominations for directors may be made at annual meetings by the board of directors or by a stockholder who complies with the notice procedures in AFC’s by-laws. A stockholder who nominates a director must be a stockholder of record on the date that he or she gives the nomination notice to AFC and on the record date for the determination of stockholders entitled to vote at the meeting where the director will be voted on.

The notice procedure in AFC’s by-laws requires that a stockholder notice must be given timely and in proper written from to AFC’s Secretary.

	In order to be timely, the notice must be delivered to or mailed and received at Tellabs’ principal executive offices:	In order to be timely, the notice must be delivered or mailed and received by AFC no less than 60 nor more than 90 days prior to the scheduled date of

	Tellabs Stockholder Rights	AFC Stockholder Rights

• with respect to an annual meeting, not less than 120 days prior to the date the proxy statement was released to stockholders in connection with the preceding year’s annual meeting; or

• with respect to a special meeting, at least 15 days prior to the date that the proxy statement in connection with such meeting is to be mailed to stockholders.

To be in proper written form, the notice must include, among other things, information on the nominating stockholder and information regarding the nominee required by the proxy rules of the SEC. The notice also must be accompanied by a written consent of the proposed nominee consenting to serving as a director if elected.	the annual meeting. If less than 75 days’ notice or prior public disclosure of the date of the scheduled meeting is given or made to stockholders, a stockholder’s notice will be timely if is not received later than the earlier of:

• the 15th day following the day on which notice of the scheduled meeting was mailed or public disclosure of such meeting was made; and

• two days prior to the date of the scheduled meeting. To be in proper written form, the notice must include, among other things, information on the nominating stockholder and information regarding the nominee required by the proxy rules of the SEC.

Election of Directors:	Neither Tellabs’ by-laws nor restated certificate of incorporation sets forth the standard for election of directors. Delaware General Corporation Law, however, provides that directors are elected by a plurality of the votes of shares present or represented by proxy at the meeting and entitled to vote in the election.	AFC’s by-laws provide that directors are elected by a plurality vote of the shares present or represented by proxy at the meeting and entitled to vote in the election.

Vacancies on the Board of Directors:	Tellabs’ restated certificate of incorporation provides that vacancies of the board of directors and newly created directorships resulting from an increase in the authorized number of directors will be filled by the vote of a majority of the directors then in office. If the board of directors fills any vacancy, the new director’s term expires at the next election for the director’s class.

	Tellabs’ by-laws provide that whenever a class or series of capital stock is entitled to elect a director or directors, vacancies of such class or series may be filled by a majority of the directors elected by such class or series then in office or by a sole remaining director so elected.	AFC’s by-laws provide that vacancies of the board of directors will be filled by the affirmative vote of a majority of the remaining directors, though less than a quorum or by the sole remaining director. If the board of directors fills a vacancy, the director’s term will be for the remainder of the unexpired term.

	Tellabs Stockholder Rights	AFC Stockholder Rights

Removal of Directors:	Tellabs’ restated certificate of incorporation states that a director may be removed only by the holders of at least 75% of the shares of capital stock then entitled to vote at an election of directors and only for cause.

	Tellabs’ by-laws provide that whenever a class or series of capital stock is entitled to elect a director or directors, such director or directors may be removed by the holders of at least 75% of such class or series and only for cause.	AFC’s fifth amended and restated certificate of incorporation states that any director may be removed, with or without cause, by the holders of 66 2/3% of the shares then entitled to vote at an election of directors. AFC’s by-laws allow the removal of any director or the entire board of directors, for cause, by the holders of a majority of the shares then entitled to vote at an election of directors.

Call of Special Meeting of Directors:	Tellabs’ by-laws allow the Chairman of the Board, the President or any two directors to call a special meeting with notice by mail five days in advance, by telephone, telegram or in person two days in advance.	AFC’s by-laws allow the Chairman of the Board, the Chief Executive Officer, the President, the Secretary or two directors by written request to call a special meeting on four days’ notice if delivered by mail or 48 hours if delivered personally or by telegram, cable or electronic means.

Indemnification of Directors:	Tellabs’ restated certificate of incorporation includes an indemnification provision under which Tellabs is required to indemnify current and former directors and officers made party, or threatened to be made party, to any action, suit or proceeding by reason of such service to the fullest extent permitted under Delaware law. Tellabs may indemnify current and former employees and agents of Tellabs, or those serving or who have served as directors, officers, employees or agents of another entity at the request of Tellabs made party to any action, suit or proceeding by reason of such service. Tellabs is required to pay, in advance, any expenses a director or officer incurs in defending any such action or investigation, and may do the same for those serving as employees or agents of Tellabs or as directors, officers, employees or agents of another entity at the request of Tellabs. These indemnity provisions survive repeal or amendment for claims arising out of periods in which the provisions were effective.	AFC’s by-laws include an indemnification provision under which AFC is required to indemnify any director of AFC made, or threatened to be made, a party to any action or proceeding as a result of being a director of AFC or a director or officer of another corporation at AFC’s request. AFC is required to pay, in advance of the final disposition of such action or proceeding, any expenses a director (or a director or officer of another corporation serving at AFC’s request) incurs in defending such action or proceeding. Under its by-laws, AFC is permitted to indemnify any person serving as an officer or employee of AFC.

AFC’s fifth amended and restated certificate of incorporation provides that directors are not personally liable for monetary damages for breach of fiduciary duty unless the director is liable for unlawful payment of dividends or unlawful stock purchase or redemption or unless the director breached his or her duty of loyalty, did

	Tellabs Stockholder Rights	AFC Stockholder Rights

Directors are not personally liable to Tellabs or any stockholder for monetary damages for breach of fiduciary duty unless the director is liable for unlawful payment of dividends or unlawful stock purchase or redemption or unless the director breached his or her duty of loyalty, did not act in good faith, engaged in intentional misconduct or derived an improper personal benefit.

Under Tellabs’ by-laws, Tellabs will indemnify each person made, or threatened to be made, a party to, or involved in, any action, suit or proceeding as a result of being or having been a director or officer, of Tellabs, or serving or having served as a director, officer, employee or agent to another entity at Tellabs’ request for expenses, liabilities and losses actually and reasonably incurred by the person in connection with such action, suit or proceeding. However, Tellabs will only be required to indemnify any such person seeking indemnification in connection with a proceeding initiated by such person if such proceeding was authorized by the board of directors of Tellabs.

	Tellabs may indemnify current and former employees and agents of Tellabs to the same extent as directors and officers of Tellabs.	not act in good faith, engaged in intentional misconduct or derived an improper personal benefit.

Call of Special Meetings of Stockholders:	Tellabs’ by-laws provide that a special meeting of Tellabs’ stockholders may be called by the Chairman of the Board, the President or by the board of directors and will be called by the Chairman or President at the request in writing of a majority of the board of directors. Written notice must be given not less than ten nor more than 60 days before the date of the special meeting or in the case of a meeting called to act upon a proposed merger, consolidation or sale of all or substantially all of the assets of Tellabs, at least 20 days before the special meeting.	AFC’s fifth amended and restated certificate of incorporation provides that a special meeting of stockholders may be called by the Secretary upon the written request of a majority of directors of the full board of directors or by the Chairman of the Board. Written notice, stating the time and place and object of the special meeting, must be given not less than ten nor more than 60 days before the date of the special meeting. To be transacted at the meeting, any business item must have been referred to in the proper notice.

	Tellabs Stockholder Rights	AFC Stockholder Rights

Stockholders Proposals:	Tellabs’ by-laws do not provide that a stockholder may bring business before an annual or a special meeting. However, under the SEC’s proxy rules, stockholders are permitted to submit proposals at an annual or special meeting if the stockholder gives Tellabs notice of the proposal that is timely and in proper form. To be timely, the notice must be received by Tellabs at its principal executive offices not less than 120 days prior to the date Tellabs’ proxy statement was released to stockholders in connection with the prior year’s annual meeting. If the notice is being submitted in connection with a special meeting, it will be considered timely if it is received by Tellabs in reasonable time prior to when it begins to print and mail its proxy materials.	AFC’s by-laws provide that in order for a stockholder to bring business before the annual meeting, the stockholder must give timely notice in proper form to AFC’s Secretary. To be timely, a stockholder’s notice must be delivered or mailed and received at AFC’s principal executive offices not less than 60 days nor more than 90 days prior to the date of the meeting. If less than 75 days’ notice or prior public disclosure of the date of the scheduled meeting is given or made to stockholders, a stockholder’s notice will be timely if is not received later than the earlier of:

• the 15th day following the day on which notice of the scheduled meeting was mailed or public disclosure of such meeting was made; and

• two days prior to the date of the scheduled meeting. To be in proper form, the notice must include a brief description of the stockholder proposal, the reasons for making the proposal, the name and record address of the stockholder proposing the business, the class, series and number of shares owned by the stockholder and any material interest of the stockholder in such proposal.

The stockholder making the proposal must have been a stockholder at the time of giving this notice and on the record date for the determination of stockholders entitled to vote at the meeting.

Stockholder Action by Written Consent:	Tellabs’ restated certificate of incorporation prohibits stockholder action by the holders of Tellabs common stock by written consent. Tellabs’ restated certificate of incorporation allows for action by holders of any other class or series of capital stock by written consent if such action is taken by holders having a majority of the total number of votes that might have been cast for or in	AFC’s fifth amended and restated certificate of incorporation prohibits stockholder action by written consent.

	Tellabs Stockholder Rights	AFC Stockholder Rights

connection with the proposed action had a meeting been held.

Appointment and Removal of Officers:	Tellabs’ by-laws provide that the officers be chosen by the board of directors. Officers will hold their offices for such terms and will exercise such powers and perform such duties as will be determined from time to time by the board of directors and all officers will hold office until their successors are chosen and qualified, or until their earlier resignation or removal. Any vacancy occurring in any office will be filled by the board of directors.	AFC’s by-laws provide that the officers will be chosen by the board of directors. Officers will hold their offices for such terms and will exercise such powers and perform such duties as will be determined from time to time by the board of directors and all such officers. Each officer will hold office until their successors are chosen or qualified, or until their earlier resignation or removal. Any vacancy occurring in any office will be filled by the board of directors.

Anti-Takeover Provisions and Interested Stockholders:	Tellabs has not opted out of the provisions of Section 203 of the Delaware General Corporation Law. Section 203 prohibits, in certain circumstances, a business combination between the corporation and an interested stockholder for a period of three years following the time that the stockholder became an interested stockholder. An interested stockholder is (i) a person who, directly or indirectly, controls 15% or more of the outstanding voting shares or (ii) a person who is an affiliate of the corporation and was the owner of 15% or more of the outstanding voting shares at any time within the prior three-year period, and the affiliates and associates of this person. A business combination includes (i) a merger or consolidation of the corporation with or caused by an interested stockholder, (ii) a sale or other disposition of assets having an aggregate market value equal to 10% or more of (a) the aggregate market value of the consolidated assets of the corporation or (b) the aggregate market value of the outstanding shares of the corporation and (iii) certain transactions that would increase the interested stockholder’s proportionate share ownership in the corporation.

This provision does not apply where:	AFC has not opted out of the provisions of Section 203 of the Delaware General Corporation Law.

In addition, AFC’s fifth amended and restated certificate of incorporation contains a business combination provision. AFC’s fifth amended and restated certificate of incorporation requires, in addition to any affirmative vote required by law, the affirmative vote of at least 66 2/3% of the combined voting power of all shares of AFC entitled to vote generally in the election of directors, voting together as a single class, to approve any business combination. Such affirmative vote will be required notwithstanding the fact that no vote may be required, or that some lesser percentage may be specified by law or in any agreement with any national securities exchange or otherwise. For purposes of AFC’s fifth amended and restated certificate of incorporation, an interested stockholder is any person who (i) is or was, at any time within the prior two year period, the beneficial owner of 15% or more of the then outstanding voting shares of AFC, or (ii) is an affiliate or associate (as that term is defined in Rule 12 b-2 under the Exchange Act) of AFC and at any time within the prior two year period was the beneficial owner of 15%

Tellabs Stockholder Rights	AFC Stockholder Rights

(i) the business combination or the transaction that resulted in the stockholder becoming an interested stockholder is approved by the corporation’s board of directors prior to the time the interested stockholder acquired his or her 15% interest; (ii) upon completion of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the outstanding voting shares of the corporation (excluding shares owned by persons who are directors and also officers and by certain employee stock plans); (iii) the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting shares which are not owned by the interested stockholder; (iv) the corporation does not have a class of voting shares that is listed on a national securities exchange, authorized for quotation on NASDAQ, or held of record by more than 2,000 stockholders unless any of the foregoing results from action taken, directly or indirectly, by an interested stockholder or from a transaction in which a person becomes an interested stockholder; (v) the corporation effectively elects not to be governed by this provision; or (vi) in certain other limited circumstances. Tellabs has not taken action to elect not to be governed by this provision.	or more of the then outstanding voting shares of AFC, or (iii) is an assignee of or has otherwise succeeded to any shares of capital stock of AFC which were at any time within the prior two year period beneficially owned by any interested stockholder. A business combination includes (i) any merger or consolidation of AFC or any subsidiary with or into any interested stockholder or any other corporation which is, or after such merger or consolidation would be, an affiliate or associate or of an interested stockholder; or (ii) any sale, lease, mortgage, transfer or other disposition to any interested stockholder or any affiliate or associate of an interested stockholder, of any assets of AFC constituting not less than five percent of the total assets of AFC; or (iii) the issuance or transfer by AFC of any securities of AFC to any interested stockholder or any affiliate or associate of an interested stockholder in exchange for cash, securities or other property constituting not less than five percent of the total assets of AFC; or (iv) the adoption of any plan or proposal for the liquidation or dissolution of the corporation, or any spin-off or split-up of any kind of AFC, proposed by an interested stockholder; or (v) any reclassification of securities or recapitalization of AFC, or any merger or consolidation of the corporation with any of its subsidiaries or any similar transaction which has the effect of increasing the percentage of the outstanding shares of (a) any class of equity securities of AFC or (b) any class of securities of AFC convertible into equity securities of AFC, represented by securities of such class which are owned by any interested stockholder or any affiliate or associate of an interested stockholder. This provision does not apply to any particular business combination, and such business combination will require only such affirmative vote as is required by law and any other provision of

Tellabs Stockholder Rights	AFC Stockholder Rights

AFC’s fifth amended and restated certificate of incorporation, if such business combination has been approved by two-thirds of the whole board of directors of AFC.

Amendment to Certificate of Incorporation and By- laws:	Tellabs’ restated certificate of incorporation may generally be amended by the board of directors adopting a resolution setting forth the amendment proposed, followed by the affirmative vote of the majority of the outstanding shares. However, an affirmative vote of at least 75% of the voting power of voting stock of Tellabs then outstanding is required to amend the provisions relating to amendment of the by-laws of Tellabs or the structure of the board of directors.

Tellabs’ by-laws may be amended by the affirmative vote of at least 75% of the voting power of voting stock of Tellabs then outstanding or by a majority of the board of directors.	AFC’s fifth amended and restated certificate of incorporation may generally be amended by the board of directors adopting a resolution setting forth the amendment proposed, followed by the affirmative vote of the majority of the outstanding shares at a special or annual meeting. However, the affirmative vote of at least 66 2/3% of the voting power of AFC then outstanding is required to amend the Articles relating to directors or business combinations.

AFC’s by-laws may be amended by the affirmative vote of at least 66 2/3% of the then-outstanding shares of voting stock of AFC entitled to vote generally in the election of directors.

Stockholder Rights Plan:	None.	On May 13, 1998, AFC adopted a stockholder rights plan by declaring a dividend of one preferred share purchase right for each outstanding share of common stock. Each right entitles the registered holder to purchase from AFC one one-thousandth of a share of Series A Junior Participating Preferred Stock at a price of $225.00 per unit, subject to adjustment.

Under the plan, the rights become exercisable upon the earlier of (i) the close of business on the tenth day after the first date of a public announcement that a person or group of affiliated or associated persons (an “acquiring person”) have acquired beneficial ownership of 15% or more of the outstanding common stock or (ii) 10 business days following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial

Tellabs Stockholder Rights	AFC Stockholder Rights

ownership by a person or group of 15% or more of such outstanding common stock.

If, after the rights become exercisable, (i) AFC is acquired in a merger or other business combination transaction with an acquiring person, or (ii) 50% or more of its consolidated assets or earning power are sold to an acquiring person, each holder of a right will have the right to receive, upon exercise thereof at the then current exercise price of the rights, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the rights.

On May 19, 2004, AFC amended the rights plan to make it inapplicable to the merger and the subsequent merger.

DESCRIPTION OF TELLABS CAPITAL STOCK

      The following summary of the terms of the capital stock of Tellabs before and after the merger is not meant to be complete and is qualified by reference to Tellabs’ restated certificate of incorporation and Tellabs’ by-laws. Copies of Tellabs’ restated certificate of incorporation and Tellabs’ by-laws are incorporated by reference and will be sent to stockholders of AFC upon request. See “Where You Can Find More Information.”

Authorized Capital Stock

      Under its restated certificate of incorporation, Tellabs has the authority to issue 1 billion shares of common stock, par value $0.01 per share, and 5 million shares of preferred stock, par value $0.01 per share. As of October 25, 2004, there were issued and outstanding 417,233,119 shares of Tellabs common stock. No shares of preferred stock are currently outstanding.

Tellabs Common Stock

      Tellabs Common Stock Outstanding. The outstanding shares of Tellabs common stock are, and the shares of Tellabs common stock issued pursuant to the merger will be, duly authorized, validly issued, fully paid and non-assessable. The rights, preferences and privileges of holders of Tellabs common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Tellabs preferred stock which Tellabs may designate and issue in the future. Shares of Tellabs common stock may be certificated or uncertificated, as provided by the Delaware General Corporation Law.

      Voting Rights. Each holder of Tellabs common stock is entitled to one vote for each share held on all matters submitted to a vote of stockholders of Tellabs and does not have cumulative voting rights. Accordingly, holders of a majority of the shares of Tellabs common stock entitled to vote in any election of directors of Tellabs may elect all of the directors standing for election.

      Dividend Rights. The holders of Tellabs common stock are entitled to receive dividends, if any, as may be declared by the Tellabs board of directors out of funds legally available for the payment of dividends, subject to any preferential dividend rights of outstanding Tellabs preferred stock. Upon the liquidation, dissolution or winding up of Tellabs, the holders of Tellabs common stock are entitled to share pro rata in the net assets of Tellabs available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding Tellabs preferred stock.

      Preemptive Rights. Under its restated certificate of incorporation, the holders of Tellabs common stock have no preemptive, subscription, redemption or conversion rights.

Tellabs Preferred Stock

      Tellabs Preferred Stock Outstanding. As of the date of this proxy statement/ prospectus, no shares of Tellabs preferred stock were issued and outstanding.

      Blank Check Preferred Stock. Under its restated certificate of incorporation, the Tellabs board of directors has the authority to issue preferred stock in one or more classes or series, and to fix for each class or series the voting powers and the distinctive designations, preferences and relative, participation, optional or other special rights and such qualifications, limitations or restrictions, as may be stated and expressed in the resolution or resolutions adopted by the Tellabs board of directors providing for the issuance of such class or series as may be permitted by the Delaware General Corporation Law, including dividend rates, conversion rights, terms of redemption and liquidation preferences and the number of shares constituting each such class or series, without any further vote or action by the stockholders of Tellabs.

Transfer Agent and Registrar

      ComputerShare Services, LLC is the transfer agent and registrar for the Tellabs common stock.

LEGAL MATTERS

      The validity of the Tellabs common stock to be issued to AFC stockholders pursuant to the merger has been passed upon by James M. Sheehan, Tellabs’ Executive Vice President, Secretary and General Counsel. Mr. Sheehan is a beneficial owner of Tellabs’ common stock.

EXPERTS

      The consolidated financial statements of Tellabs appearing in Tellabs Annual Report (Form 10-K) for the year ended January 2, 2004, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included in Tellabs’ Annual Report on Form 10-K and incorporated in this proxy statement/ prospectus by reference. Such consolidated financial statements are incorporated in this proxy statement/ prospectus by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

      The consolidated financial statements of AFC appearing in AFC’s Annual Report (Form 10-K) for the year ended December 31, 2003, have been audited by KPMG LLP, independent auditors, as set forth in their report thereon included in AFC’s Annual Report on Form 10-K and incorporated in this proxy statement/ prospectus by reference. Such consolidated financial statements are incorporated in this proxy statement/ prospectus by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing. KPMG’s report includes an explanatory paragraph regarding AFC’s changes in its method of accounting for derivative financial instruments and business combinations.

CHAPTER SIX

ADDITIONAL INFORMATION FOR STOCKHOLDERS

FUTURE AFC STOCKHOLDER PROPOSALS

      AFC does not currently expect to hold a 2005 annual meeting of stockholders because AFC will not be a separate public company if the merger has been completed. If the merger is not completed and such a meeting is held, AFC stockholders may propose matters to be presented at the 2005 annual meeting of stockholders and also may nominate persons to be directors. To be considered for inclusion in AFC’s 2005 proxy statement, stockholder proposals must be delivered to AFC on or before December 8, 2004. Any stockholder proposal to be considered at the 2005 annual meeting, but not to be included in the proxy statement, must be submitted in writing to the Secretary of AFC not less than 60 nor more than 90 days prior to the date of the meeting.

WHERE YOU CAN FIND MORE INFORMATION

      Tellabs and AFC file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information we file at the SEC’s Public Reference Room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our SEC filings also are available to the public from commercial document retrieval services and at the web site maintained by the SEC at www.sec.gov.

      Tellabs has filed a registration statement on Form S-4 to register with the SEC the Tellabs common stock to be issued to AFC stockholders upon completion of the merger. This proxy statement/ prospectus is a part of that registration statement and constitutes a prospectus of Tellabs in addition to being a proxy statement of AFC for its special meeting. As allowed by SEC rules, this proxy statement/ prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement.

      The SEC allows us to “incorporate by reference” information into this proxy statement/ prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this proxy statement/ prospectus, except for any information superseded by information in, or incorporated by reference in, this proxy statement/ prospectus. This proxy statement/ prospectus incorporates by reference the documents set forth below that we have previously filed with the SEC. These documents contain important information about our companies and their finances.

Tellabs SEC filings (File No. 000-09692)	Period

Annual Report on Form 10-K	Fiscal Year ended January 2, 2004
Quarterly Report on Form 10-Q	Quarters ended April 2, 2004 and July 2, 2004
Current Reports on Form 8-K	Filed on January 16, 2004, February 12, 2004, May 20, 2004, July 13, 2004 and September 8, 2004
Proxy Statement on Schedule 14A	Filed on March 19, 2004
The description of Tellabs’ common stock contained in the registration statement on Form S-4 (File No. 333-95135)	Filed on January 21, 2000, as amended on February 7, 2000

AFC SEC filings (File No. 000-28734)	Period

Annual Report on Form 10-K	Fiscal Year ended December 31, 2003
Quarterly Report on Form 10-Q	Quarters ended March 31, 2004 and June 30, 2004
Current Report on Form 8-K	Filed on January 5, 2004, February 23 2004, March 4, 2004, May 20, 2004, June 3, 2004 and September 8, 2004
Proxy Statement on Schedule 14A	Filed on April 6, 2004
The description of AFC’s common stock contained in the registration statement on Form 8-A filed pursuant to Section 12 of the Securities Exchange Act of 1934.	Filed on July 31, 1996
The description of the rights agreement, contained in the registration statement on Form 8-A filed pursuant to Section 12 of the Securities Exchange Act of 1934, as amended by Form 8-A/A filed on October 29, 1998 and by Form 8A/A filed on May 28, 2004.
Filed May 13, 1998, as amended October 29, 1998 and May 28, 2004

      We also are incorporating by reference additional documents that Tellabs and AFC file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 between the date of this proxy statement/ prospectus and the date of the special meeting.

      All information contained or incorporated by reference in this proxy statement/ prospectus relating to Tellabs has been supplied by Tellabs, and all information about AFC has been supplied by AFC.

      The incorporation by reference of documents containing forward-looking statements does not update such forward-looking statements.

      If you are a stockholder, we may have sent you some of the documents incorporated by reference, but you can obtain any of them through us or the SEC. Documents incorporated by reference are available from us without charge, excluding all exhibits unless we have specifically incorporated by reference an exhibit in this proxy statement/ prospectus. Stockholders may obtain documents incorporated by reference in this proxy statement/ prospectus by requesting them in writing or by telephone from the appropriate party at the following address:

Tellabs, Inc.

Investor Relations Department
One Tellabs Center
1415 West Diehl Road
Naperville, Illinois 60563
(630) 798-3602

Advanced Fibre Communications, Inc.

Investor Relations Department
1465 North McDowell Boulevard
Petaluma, California 94954
(888) 875-7555

      If you are an AFC stockholder and would like to request documents, please do so by November 22, 2004 to receive them before the special meeting.

      You also can get more information by visiting Tellabs’ web site at www.tellabs.com and AFC’s web site at www.afc.com. Web site materials are not part of this proxy statement/ prospectus.

      You should rely only on the information contained or incorporated by reference in this proxy statement/ prospectus to vote on the proposal to AFC’s stockholders in connection with the merger. Tellabs and AFC have not authorized anyone to provide you with information that is different from what is contained in this proxy statement/ prospectus. This proxy statement/ prospectus is dated October [●], 2004. You should not assume that the information contained in this proxy statement/ prospectus is accurate as of any date other than such date, and neither the mailing of this proxy statement/ prospectus to stockholders nor the issuance of shares of Tellabs common stock as contemplated by the merger agreement will create any implication to the contrary.

Annex A

AGREEMENT AND PLAN OF MERGER

Among
TELLABS, INC.,
CHARDONNAY MERGER CORP.
and
ADVANCED FIBRE COMMUNICATIONS, INC.
Dated as of May 19, 2004
(as amended and restated as of September 7, 2004)

AGREEMENT OF PLAN AND MERGER

i

TABLE OF DEFINED TERMS

Defined Term	Section

Acquisition Transaction	4.2
Affiliate	1.16(e)
Agreement	Introduction
Amendment Date	Recitals
Blue Sky Laws	2.4
Certificate of Merger	1.2
Certificates	1.6(b)
Closing	1.15(a)
Closing Date	1.15(a)
Code	1.16(a)
Company	Introduction
Company Acquisition Transaction	5.6(g)
Company Affiliate Letter	5.4
Company Business Personnel	3.14
Company Bylaws	1.15(d)(iii)
Company Charter	1.4(a)
Company Common Stock	Recitals
Company Contracts	3.11(a)
Company Key Customers	3.7(b)
Company Foreign Benefit Plan	3.12(f)
Company Letter	3.2(b)
Company Multiemployer Plan	3.12(c)
Company Permits	3.8(a)
Company Plan	3.12(c)
Company Preferred Stock	3.2(a)
Company Series A Preferred Stock	3.2(a)
Company SEC Documents	3.5
Company Stock Option Plans	3.2(a)
Company Stock Options	3.2(a)
Company Stock Purchase Plan	3.2(a)
Company Stockholder Approval	5.1(a)
Company Stockholder Meeting	5.1(a)
Company’s Current Premium	5.11(b)
Company Tax Certificate	1.16(a)
Confidentiality Agreement	5.3
Constituent Corporations	Introduction
Contract	2.2(a)
Costs	5.11(a)
Dissenting Shares	1.5(d)
DGCL	1.1
D&O Insurance	5.11(b)
Effective Time	1.2
Employee Agreement	3.11(c)

Defined Term	Section

End Date	7.1(d)
Environmental Laws	2.13
ERISA	2.12(a)
ERISA Affiliate	2.12(c)
Exchange Act	2.4
Exchange Agent	1.6(a)
Exchange Fund	1.6(a)
Exchange Ratio	1.5(c)
GAAP	2.5
Governmental Entity	2.4
HSR Act	2.4
Indemnified Party	5.11(a)
Intellectual Property Rights	2.15(a)
IRS	2.9
Proxy Statement	2.6
Joint Venture	2.2(c)
Knowledge of Parent	2.8(a)
Knowledge of the Company	3.8(a)
Marconi	5.13(e)
Material Adverse Change	2.1
Material Adverse Effect	2.1
Merger	Recitals
MIP	5.13(g)
Nasdaq	1.8
Non-ERISA Benefits	5.13(a)
Option Exchange Ratio	5.7(a)
Order	6.1(e)
Original Agreement Date	Recitals
Parent	Introduction
Parent Acquisition Transaction	7.1
Parent Business Personnel	2.14
Parent Bylaws	1.15(a)(iii)
Parent Charter	1.15(b)(i)
Parent Common Stock	Recitals
Parent Contract	2.11
Parent Key Customers	2.7(b)
Parent Letter	2.2(b)
Parent Multiemployer Plan	2.12(c)
Parent Permits	2.8(a)
Parent Plan	2.12(c)
Parent SEC Documents	2.5
Parent Stock Plans	2.2(a)
Parent Tax Certificate	1.16(a)
Per Share Cash Consideration	1.5(c)

v

Defined Term	Section

Per Share Merger Consideration	1.5(c)
Per Share Stock Consideration	1.5(c)
Person	1.6(a)
Registration Statement	2.3
Rights	3.2(a)
Rights Agreement	3.2(a)
Rule 145 Affiliates	5.4
Sabbatical Program	5.13(e)
SAR	5.7(a)
Sarbanes-Oxley Act	2.8(b)
SEC	2.2(b)
Securities Act	2.3
Share Issuance	2.3
Sister Subsidiary	1.16(a)
State Takeover Approvals	2.4
Sub	Introduction
Subsequent Certificate of Merger	1.16(a)
Subsequent Merger	1.16(a)
Subsidiary	2.1
Substitute Option	5.7(a)
Superior Proposal	4.2(a)
Surviving Corporation	1.1
Takeover Proposal	4.2(a)
Tax Return	2.9
Taxes	2.9
Termination Fee	5.6(c)
Third Party	4.2
Transmittal Letter	1.6(b)
Unvested Company Share	5.7(b)
Unvested Share Restrictions	5.7(b)
Worker Safety Laws	2.13

AGREEMENT AND PLAN OF MERGER

      AGREEMENT AND PLAN OF MERGER, dated as of May 19, 2004, as amended and restated as of September 7, 2004 (this “Agreement”), among Tellabs, Inc., a Delaware corporation (“Parent”), Chardonnay Merger Corp., a Delaware corporation and a direct wholly owned subsidiary of Parent (“Sub”), and Advanced Fibre Communications, Inc., a Delaware corporation (the “Company”) (Sub and the Company being hereinafter collectively referred to as the “Constituent Corporations”).

WITNESSETH:

      WHEREAS, the respective Boards of Directors of Parent, Sub and the Company have approved and declared advisable the merger of Sub with and into the Company (the “Merger”), upon the terms and subject to the conditions set forth herein, whereby each issued and outstanding share of common stock, $0.01 par value, of the Company (“Company Common Stock”), together with the associated Rights (as hereinafter defined) under the Rights Agreement (as hereinafter defined), not owned directly or indirectly by Parent or the Company, will be converted into the right to receive (i) shares of common stock, $0.01 par value, of Parent (“Parent Common Stock”) and (ii) the Per Share Cash Consideration (as hereinafter defined);

      WHEREAS, the respective Boards of Directors of Parent and the Company have determined that the Merger is in furtherance of and consistent with their respective long-term business strategies and is fair to, and in the best interest of, their respective stockholders;

      WHEREAS, the Company, Parent and Sub are parties to a certain Agreement and Plan of Merger, dated as of May 19, 2004 (the “Original Agreement Date”), and the parties thereto desire to amend and restate such agreement as of September 7, 2004 (the “Amendment Date”) so that it reads in its entirety as set forth in this Agreement; and

      NOW, THEREFORE, in consideration of the premises, representations, warranties and agreements herein contained, the parties agree as follows:

ARTICLE I

THE MERGER AND SUBSEQUENT MERGER

      SECTION 1.1     The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), Sub shall be merged with and into the Company at the Effective Time (as hereinafter defined). Following the Merger, the separate corporate existence of Sub shall cease and the Company shall continue as the surviving corporation (the “Surviving Corporation”) and shall succeed to and assume all the rights and obligations of Sub in accordance with the DGCL. Notwithstanding anything to the contrary herein, at the election of Parent, any direct wholly owned Subsidiary (as hereinafter defined) of Parent may be substituted for Sub as a constituent corporation in the Merger; provided that such substituted corporation is a Delaware corporation which is formed solely for the purpose of engaging in the transactions contemplated by this Agreement and has engaged in no other business activities. In such event, the parties agree to execute an appropriate amendment to this Agreement, in form and substance reasonably satisfactory to Parent and the Company, in order to reflect such substitution.

      SECTION 1.2     Effective Time. The Merger shall become effective when a certificate of merger (the “Certificate of Merger”), executed in accordance with the relevant provisions of the DGCL, is filed with the Secretary of State of the State of Delaware; provided, however, that, upon mutual consent of the Constituent Corporations, the Certificate of Merger may provide for a later date of effectiveness of the Merger not more than 30 days after the date the Certificate of Merger is filed. When used in this Agreement, the term “Effective Time” shall mean the date and time at which the Certificate of Merger is accepted for recording or such later time set forth in the Certificate of Merger. The filing of the Certificate of Merger shall be made on the date of the Closing (as hereinafter defined).

      SECTION 1.3     Effects of the Merger. The Merger shall have the effects set forth in this Agreement and in Section 259 of the DGCL.

      SECTION 1.4     Charter and Bylaws; Directors and Officers. (a) At the Effective Time, the Fifth Amended and Restated Certificate of Incorporation, as amended, of the Company (the “Company Charter”), as in effect immediately prior to the Effective Time, shall be amended so that Article FOURTH of the Company Charter reads in its entirety as follows: “The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is 1,000 shares of Common Stock, $0.01 par value” and Article SIXTH Subsection (a) reads in its entirety as follows: “Any action required to be taken by the stockholders of the Corporation may be taken by written consent of holders of common stock of the Corporation having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.” As so amended, the Company Charter shall be the Certificate of Incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law. At the Effective Time, the Bylaws of Sub, as in effect immediately prior to the Effective Time, shall become the Bylaws of the Surviving Corporation until thereafter changed or amended as provided therein or in the Certificate of Incorporation of the Surviving Corporation.

      (b) The directors of Sub at the Effective Time shall be the directors of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be. The officers of the Company at the Effective Time shall be the officers of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

      SECTION 1.5     Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Sub, the Company or the holders of any securities of the Constituent Corporations:

(a) Each issued and outstanding share of common stock, $0.01 par value, of Sub shall be converted into one validly issued, fully paid and nonassessable share of common stock, $0.01 par value, of the Surviving Corporation.

(b) All shares of Company Common Stock, together with the associated Rights, that are held in the treasury of the Company or by any wholly owned Subsidiary of the Company and any shares of Company Common Stock, together with the associated Rights, owned by Parent or any wholly owned Subsidiary of Parent shall be canceled and no capital stock of Parent or other consideration shall be delivered in exchange therefor.

(c) Subject to the provisions of Sections 1.8 and 1.10 hereof, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (together with the associated Rights), other than Dissenting Shares (as hereinafter defined) and shares to be canceled in accordance with Section 1.5(b), shall be converted into the right to receive (i) 0.504 (such number being the “Exchange Ratio”) validly issued, fully paid and nonassessable shares of Parent Common Stock (the “Per Share Stock Consideration”) and (ii) $12.00 in cash, without interest (the “Per Share Cash Consideration” and, together with the Per Share Stock Consideration, the “Per Share Merger Consideration”). All such shares of Company Common Stock and the associated Rights, when so converted, shall no longer be outstanding and shall automatically be canceled and retired, and each holder of a certificate representing any such shares shall cease to have any rights with respect thereto, except the right to receive any dividends and other distributions in accordance with Section 1.7, certificates representing the shares of Parent Common Stock into which such shares are converted, the Per Share Cash Consideration and any cash, without interest, in lieu of fractional shares to be issued or paid in consideration therefor upon the surrender of such certificate in accordance with Section 1.6.

(d) Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock issued and outstanding immediately prior to the Effective Time, together with the associated Rights, which are held of record by stockholders who shall not have approved the Merger and who shall have demanded properly in writing appraisal of such shares in accordance with Section 262 of the DGCL (“Dissenting Shares”) shall not be converted into the right to receive the Per Share Merger Consideration as set forth in Section 1.5(c), but the holders thereof instead shall be entitled to, and the Dissenting Shares shall only represent the right to receive, payment of the fair value of such shares in accordance with the provisions of Section 262 of the DGCL; provided, however, that (i) if such a holder fails to demand properly in writing from the Surviving Corporation the appraisal of his or its shares in accordance with Section 262(d) of the DGCL or, after making such demand, subsequently delivers an effective written withdrawal of such demand, or fails to establish his or its entitlement to appraisal rights as provided in Section 262 of the DGCL, if so required, or (ii) if a court shall determine that such holder is not entitled to receive payment for his or its shares or such holder shall otherwise lose his or its appraisal rights, then, in any such case, each share of Company Common Stock, together with the associated Rights, held of record by such holder or holders shall automatically be converted into and represent only the right to receive the Per Share Merger Consideration as set forth in Section 1.5(c), upon surrender of the certificate or certificates representing such Dissenting Shares. The Company shall give Parent and Sub prompt notice of any demands received by the Company for appraisal of such shares, and Parent and Sub shall have the right to participate in all negotiations and proceedings with respect to such demands except as required by applicable law. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any demands for fair value for Dissenting Shares or offer to settle, settle or negotiate in respect of any such demands.

      SECTION 1.6     Parent to Make Certificates Available. (a) Parent shall authorize a commercial bank (or such other Person as shall be reasonably acceptable to Parent and the Company) to act as Exchange Agent hereunder (the “Exchange Agent”). As soon as practicable after the Effective Time, Parent shall deposit, or cause to be deposited, with the Exchange Agent for exchange with certificates which represented outstanding shares of Company Common Stock immediately prior to the Effective Time, together with the associated Rights, all cash and certificates representing the shares of Parent Common Stock payable or issuable pursuant to Section 1.5(c) and cash, as required to make payments in lieu of any fractional shares pursuant to Section 1.8 (such cash and shares of Parent Common Stock, together with any dividends or distributions with respect thereto, being hereinafter referred to as the “Exchange Fund”). The Exchange Agent shall deliver the Per Share Merger Consideration contemplated to be issued and paid pursuant to Section 1.5(c) out of the Exchange Fund. For purposes of this Agreement, “Person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, estate, Governmental Entity (as hereinafter defined), trust or unincorporated organization.

      (b) Parent shall instruct the Exchange Agent, as soon as practicable after the Effective Time, to mail to each record holder of a certificate or certificates, which immediately prior to the Effective Time represented outstanding shares of Company Common Stock, together with the associated Rights, converted in the Merger (the “Certificates”), a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon actual delivery of the Certificates to the Exchange Agent, and shall contain instructions for use in effecting the surrender of such Certificates in exchange for the Per Share Cash Consideration and certificates representing shares of Parent Common Stock and cash in lieu of fractional shares and which shall be reasonably satisfactory to the Company (the “Transmittal Letter”)). Upon surrender for cancellation to the Exchange Agent of all Certificates held by any record holder of a Certificate, together with the Transmittal Letter, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor the Per Share Cash Consideration and a certificate representing that number of whole shares of Parent Common Stock into which the shares represented by the Certificate so surrendered shall have been converted at the Effective Time pursuant to this Article I, cash in lieu of any fractional share in accordance with Section 1.8 and certain dividends and other distributions in accordance with Section 1.7, and any Certificate so surrendered shall forthwith be canceled.

      SECTION 1.7     Dividends; Transfer Taxes; Withholding. No dividends or other distributions that are declared on or after the Effective Time on Parent Common Stock, or are payable to the holders of record thereof on or after the Effective Time, will be paid to any Person entitled by reason of the Merger to receive a certificate representing Parent Common Stock until such Person surrenders the related Certificate or

Certificates, as provided in Section 1.6. Subject to the effect of applicable law, there shall be paid to each record holder of a new certificate representing such Parent Common Stock: (i) at the time of such surrender or as promptly as practicable thereafter, the amount of any dividends or other distributions theretofore paid with respect to the shares of Parent Common Stock represented by such new certificate and having a record date on or after the Effective Time and a payment date prior to such surrender; and (ii) at the appropriate payment date or as promptly as practicable thereafter, the amount of any dividends or other distributions payable with respect to such shares of Parent Common Stock and having a record date on or after the Effective Time but prior to such surrender and a payment date on or subsequent to such surrender. In no event shall the Person entitled to receive such dividends or other distributions be entitled to receive interest on such dividends or other distributions. If any cash or certificate representing shares of Parent Common Stock is to be paid to or issued in a name other than that in which the Certificate surrendered in exchange therefor is registered, it shall be a condition of such exchange that the Certificate so surrendered shall be properly endorsed and otherwise in proper form for transfer and that the Person requesting such exchange shall pay to the Exchange Agent any transfer or other taxes required by reason of the issuance of certificates for such shares of Parent Common Stock in a name other than that of the registered holder of the Certificate surrendered, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not applicable. Parent or the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any Person such amounts as Parent or the Exchange Agent is required to deduct and withhold with respect to the making of such payment under the Code or under any provision of state, local or foreign tax law. To the extent that amounts are so withheld by Parent or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person who otherwise would have received the payment in respect of which such deduction and withholding was made by Parent or the Exchange Agent.

      SECTION 1.8     No Fractional Securities. No certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Certificates pursuant to this Article I; no Parent dividend or other distribution or stock split shall relate to any fractional share; and no fractional share shall entitle the owner thereof to vote or to any other rights of a securityholder of Parent. In lieu of any such fractional share, each holder of Company Common Stock who would otherwise have been entitled to a fraction of a share of Parent Common Stock upon surrender of Certificates for exchange pursuant to this Article I will be paid an amount in cash (without interest), rounded down to the nearest cent, determined by multiplying (i) the last reported sale price per share of Parent Common Stock on The Nasdaq National Market (“Nasdaq”) on the date of the Effective Time (or, if the shares of Parent Common Stock do not trade on Nasdaq on such date, the first date of trading of shares of Parent Common Stock on Nasdaq after the Effective Time) by (ii) the fractional interest of a share of Parent Common Stock to which such holder would otherwise be entitled. As promptly as practicable after the determination of the amount of cash, if any, to be paid to holders of fractional share interests, the Exchange Agent shall so notify Parent, and Parent shall deposit such amount with the Exchange Agent and shall cause the Exchange Agent to forward payments to such holders of fractional share interests subject to and in accordance with the terms of this Section 1.8. No cash payment in lieu of fractional shares will be paid to any Person until such Person surrenders the related Certificate or Certificates.

      SECTION 1.9     Return of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the former stockholders of the Company for twelve (12) months after the Effective Time shall be delivered to Parent, upon demand of Parent, and any such former stockholders who have not theretofore complied with this Article I shall thereafter look only to Parent for payment of their claim for Parent Common Stock, Per Share Cash Consideration, any cash in lieu of fractional shares of Parent Common Stock and any dividends or distributions with respect to Parent Common Stock. None of Parent, the Surviving Corporation or the Exchange Agent shall be liable to any former holder of Company Common Stock for any such shares of Parent Common Stock, Per Share Cash Consideration, cash in lieu of fractional shares of Parent Common Stock and dividends and distributions which are delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

      SECTION 1.10     Adjustment of Per Share Merger Consideration. In the event of any reclassification, stock split or stock dividend (including any dividend or distribution of securities convertible into or exercisable for Parent Common Stock or Company Common Stock) with respect to Parent Common Stock or Company Common Stock or any change or conversion of Parent Common Stock or Company Common Stock into other securities (or if a record date with respect to any of the foregoing should occur) on or after the Original Agreement Date and prior to the Effective Time, appropriate and proportionate adjustments, if any, shall be made to the Per Share Merger Consideration, Exchange Ratio, Per Share Stock Consideration and Per Share Cash Consideration and all references to the Per Share Merger Consideration, Exchange Ratio, Per Share Stock Consideration and Per Share Cash Consideration in this Agreement shall be deemed to be to the Per Share Merger Consideration, Exchange Ratio, Per Share Stock Consideration and Per Share Cash Consideration as so adjusted.

      SECTION 1.11     No Further Ownership Rights in Company Common Stock. All shares of Parent Common Stock issued and the Per Share Cash Consideration paid upon the surrender for exchange of Certificates in accordance with the terms hereof (including any cash paid pursuant to Section 1.8) shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to the shares of Company Common Stock, together with the associated Rights, represented by such Certificates.

      SECTION 1.12     Closing of Company Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed, and no transfer of shares of Company Common Stock shall thereafter be made on the records of the Company. If, after the Effective Time, Certificates are presented to the Surviving Corporation, the Exchange Agent or Parent, such Certificates shall be canceled and exchanged as provided in this Article I.

      SECTION 1.13     Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Exchange Agent, the posting by such Person of a bond, in such reasonable amount as Parent or the Exchange Agent may direct as indemnity against any claim that may be made against Parent, the Surviving Corporation or the Exchange Agent with respect to such Certificate, the Exchange Agent or Parent will issue and pay or cause to be issued and paid in exchange for such lost, stolen or destroyed Certificate the shares of Parent Common Stock, Per Share Cash Consideration, any cash in lieu of fractional shares of Parent Common Stock to which the holder thereof is entitled pursuant to Section 1.8, and any dividends or other distributions to which the holder thereof is entitled pursuant to Section 1.7.

      SECTION 1.14     Further Assurances. If at any time after the Effective Time the Surviving Corporation shall consider or be advised that any deeds, bills of sale, assignments or assurances or any other acts or things are necessary, desirable or proper (a) to vest, perfect or confirm, of record or otherwise, in the Surviving Corporation its right, title or interest in, to or under any of the rights, privileges, powers, franchises, properties or assets of either of the Constituent Corporations, or (b) otherwise to carry out the purposes of this Agreement, the Surviving Corporation and its proper officers and directors or their designees shall be authorized to execute and deliver, in the name and on behalf of either of the Constituent Corporations, all such deeds, bills of sale, assignments and assurances and to do, in the name and on behalf of either Constituent Corporation, all such other acts and things as may be necessary, desirable or proper to vest, perfect or confirm the Surviving Corporation’s right, title or interest in, to or under any of the rights, privileges, powers, franchises, properties or assets of such Constituent Corporation and otherwise to carry out the purposes of this Agreement.

      SECTION 1.15     Closing; Closing Deliveries.

      (a) The closing of the transactions contemplated by this Agreement (the “Closing”) and all actions specified in this Agreement to occur at the Closing shall take place at the offices of Sidley Austin Brown & Wood LLP, Bank One Plaza, 10 South Dearborn Street, Chicago, Illinois, at 10:00 a.m., local time, no later than the second business day following the day on which the last of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions) shall have been fulfilled or waived (if permissible) in accordance with this Agreement or at such other time and place as Parent and the Company shall agree (the “Closing Date”).

      (b) Subject to fulfillment or waiver of the conditions set forth in Article VI, at the Closing Parent shall deliver to the Company all of the following:

(i) a copy of the Restated Certificate of Incorporation, as amended, of Parent (the “Parent Charter”), certified as of a recent date by the Secretary of State of the State of Delaware;

(ii) a certificate of good standing of Parent, issued as of a recent date by the Secretary of State of the State of Delaware; and

(iii) a certificate of the Secretary or an Assistant Secretary of Parent, dated the Closing Date, in form and substance reasonably satisfactory to the Company, as to (A) no amendments to the Parent Charter since a specified date, (B) the Amended and Restated Bylaws of Parent (the “Parent Bylaws”), (C) the resolutions of the Board of Directors of Parent authorizing the execution and performance of this Agreement and the transactions contemplated herein and (D) the incumbency and signatures of the officers of Parent executing this Agreement.

      (c) Subject to fulfillment or waiver of the conditions set forth in Article VI, at the Closing Sub shall deliver to the Company all of the following:

(i) a copy of the Certificate of Incorporation of Sub, certified as of a recent date by the Secretary of State of the State of Delaware;

(ii) a certificate of good standing of Sub, issued as of a recent date by the Secretary of State of the State of Delaware; and

(iii) a certificate of the Secretary or an Assistant Secretary of Sub, dated the Closing Date, in form and substance reasonably satisfactory to the Company, as to (A) no amendments to the Certificate of Incorporation of Sub since a specified date, (B) the Bylaws of Sub, (C) the resolutions of the Board of Directors of Sub authorizing the execution and performance of this Agreement and the transactions contemplated herein, (D) the written consent of Parent in its capacity as sole stockholder of Sub approving and adopting this Agreement in accordance with Section 251 of the DGCL and (E) the incumbency and signatures of the officers of Sub executing this Agreement and any other agreement or certificate executed by Sub in connection with the Closing.

      (d) Subject to fulfillment or waiver of the conditions set forth in Article VI, at the Closing the Company shall deliver to Parent all of the following:

(i) a copy of the Company Charter, certified as of a recent date by the Secretary of State of the State of Delaware;

(ii) a certificate of good standing of the Company, issued as of a recent date by the Secretary of State of the State of Delaware; and

(iii) certificate of the Secretary or an Assistant Secretary of the Company, dated the Closing Date, in form and substance reasonably satisfactory to Parent, as to (A) no amendments to the Company Charter since a specified date, (B) the Bylaws of the Company (the “Company Bylaws”), (C) the resolutions of the Board of Directors of the Company authorizing the execution and performance of this Agreement and the transactions contemplated herein, (D) the resolutions of the stockholders of the Company approving and adopting this Agreement in accordance with Section 251 of the DGCL and (E) the incumbency and signatures of the officers of the Company executing this Agreement.

      SECTION 1.16     Subsequent Merger.

      (a) Immediately after the Effective Time, Parent will cause the Surviving Corporation to merge with and into a newly created limited liability company which is a direct, wholly owned Subsidiary of Parent (the “Sister Subsidiary”) and the separate corporate existence of the Surviving Corporation shall thereupon cease (the “Subsequent Merger”) if, prior to the Effective Time: (i) the Company shall have received the opinion of Pillsbury Winthrop LLP, special counsel to the Company, dated as of the Closing Date, to the effect that the Merger and the Subsequent Merger, taken together, will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder (the “Code”), and that each of Parent and the Company will be a party to that reorganization within the meaning of Section 368(b) of the Code and (ii) Parent shall have received the opinion of Sidley Austin Brown & Wood LLP, special counsel to Parent, dated as of the Closing Date, to the effect that the Merger and the Subsequent Merger, taken together, will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code, and that each of Parent and the Company will be a party to that reorganization within the meaning of Section 368(b) of the Code. The parties agree to make such reasonable representations as may be requested by Pillsbury Winthrop LLP and/or Sidley Austin Brown & Wood LLP for the purpose of rendering such opinions, and in rendering such opinions such counsel may rely on such representations. In the absence of a change in circumstances, if the Subsequent Merger will occur, Parent and Sub currently expect to be able to make representations substantially to the effect of the representations in Exhibit A (the “Parent Tax Certificate”) (other than the representation set forth in paragraph 2 thereof) and the Company currently expects to be able to make representations substantially to the effect of the representations in Exhibit B (the “Company Tax Certificate”) (other than the representation set forth in paragraph 3 thereof). Each of the Company and Parent shall request its respective counsel to render opinions prior to the Effective Time to the effect described above. In the event either party’s counsel is unable to render opinions prior to the Effective Time to the effect described above, such counsel shall (at the request of the other party) provide prior to the Effective Time a written explanation of the substantive reason or reasons causing such counsel to be unable to do so. To the extent either the Company does not receive prior to the Effective Time the opinion described in clause (i) of the first sentence of this Section 1.16(a) or Parent does not receive prior to the Effective Time the opinion described in clause (ii) of the first sentence of this Section 1.16(a), then Parent shall have no obligation to cause the Subsequent Merger to be consummated. If consummated, the Subsequent Merger shall become effective upon the filing of a certificate of merger (the “Subsequent Certificate of Merger”), executed in accordance with the relevant provisions of the Delaware Limited Liability Company Act, with the Secretary of State of the State of Delaware or such later time as may be specified in the Subsequent Certificate of Merger; provided, however, that, if consummated, the Subsequent Merger shall be effective immediately after the Effective Time (it being understood that in all events the Subsequent Merger, if consummated, shall be effective not later than the end of the same day as the Merger).

      (b) At the effective time of the Subsequent Merger, each issued and outstanding share of common stock, $0.01 par value, of the Surviving Corporation shall be converted into one validly issued membership interest in the surviving entity in the Subsequent Merger.

      (c) At the effective time of the Subsequent Merger, each issued and outstanding membership interest of the Sister Subsidiary shall be canceled and no consideration shall be delivered in exchange therefor.

      (d) If the Subsequent Merger is consummated, the Merger and the Subsequent Merger, taken together, are intended to be treated for federal income tax purposes as a “reorganization” under Section 368(a) of the Code (to which each of Parent and the Company are to be parties under Section 368(b) of the Code) in which the Company is to be treated as merging directly with and into Parent, with the Company Common Stock, together with the associated Rights, converted in such merger into the right to receive the consideration provided for hereunder.

      (e) If the Subsequent Merger is consummated, each of the parties hereto shall, and shall cause its Affiliates to, treat the Merger and Subsequent Merger for all Tax (as hereinafter defined) purposes consistent with Section 1.16(d). For purposes of this Agreement, “Affiliate” means, with respect to any Person, any other Person which directly or indirectly controls, is controlled by or is under common control with such Person.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF PARENT AND SUB

      As of the Amendment Date, Parent and Sub represent and warrant to the Company as follows:

      SECTION 2.1     Organization, Standing and Power. Each of Parent and Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite corporate power and authority to carry on its business as now being conducted. Each Subsidiary (as hereinafter defined) of Parent is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized and has the requisite corporate (in the case of a Subsidiary that is a corporation) or other power and authority to carry on its business as now being conducted, except where the failure to be so organized, existing or in good standing or to have such power or authority would not, individually or in the aggregate, have a Material Adverse Effect (as hereinafter defined) on Parent. Parent and each of its Subsidiaries are duly qualified to do business, and are in good standing, in each jurisdiction where the character of their properties owned or held under lease or the nature of their activities makes such qualification or good standing necessary, except where the failure to be so qualified and in good standing would not, individually or in the aggregate, have a Material Adverse Effect on Parent. For purposes of this Agreement (a) “Material Adverse Change” or “Material Adverse Effect” means, when used with respect to Parent or the Company, as the case may be, any event, effect, change or development that, individually or when taken together with all other events, effects, changes or developments, is, or would reasonably be expected to be, materially adverse to the business, assets, liabilities, financial condition or results of operations of Parent and its Subsidiaries, taken as a whole, or the Company and its Subsidiaries, taken as a whole, as the case may be; provided, however, that to the extent any event, effect, change or development constitutes, is caused by or results from any of the following, it shall not be taken into account in determining whether there has been (or would reasonably be expected to be) a “Material Adverse Change” and “Material Adverse Effect”: (i) the fact that Parent (as opposed to any other Person) is a party to this Agreement with respect to a Material Adverse Effect on the Company or the fact that the Company (as opposed to any other Person) is a party to this Agreement with respect to a Material Adverse Effect on Parent; (ii) compliance by Parent or the Company, as the case may be, with their respective covenants contained in this Agreement; (iii) factors affecting the industry in which the Company or Parent, as the case may be, operates generally or affecting the economy or financial markets as a whole (which factors in each case do not disproportionately affect Parent or the Company, as the case may be, as compared to other comparable companies in their industry in any material respect); (iv) changes in any applicable law, ordinance, administrative or governmental rule or regulation after the Original Agreement Date; (v) with respect to a Material Adverse Effect or Material Adverse Change on the Company, any of the matters listed in Section 2.1 of the Company Letter; and (vi) any failure by Parent or the Company, as the case may be, to meet analysts revenue or earnings projections, in and of itself, or the trading price of the Company Common Stock or Parent Common Stock, as the case may be, in and of itself (it being understood that any event, effect, change or development which affects or otherwise relates to the failure to meet analysts revenue or earnings projections or the trading price, other than an event, effect, change or development set forth in clauses (i) through (v) above, may be deemed to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Change or Material Adverse Effect), and (b) “Subsidiary” means any corporation, partnership, limited liability company, joint venture, trust, association or other entity of which Parent or the Company, as the case may be (either alone or through or together with any other Subsidiary), owns, directly or indirectly, (i) 50% or more of the stock or other equity interests the holders of which are generally entitled to elect at least a majority of the Board of Directors or other governing body of such corporation, partnership, limited liability company, joint venture, trust, association or other entity or (ii) if there are no such voting interests, 50% or more of the equity interests in such corporation, partnership, limited liability company, joint venture, trust, association or other entity.

      SECTION 2.2     Capital Structure. (a) As of the Amendment Date, the authorized capital stock of Parent consists of 1,000,000,000 shares of Parent Common Stock and 5,000,000 shares of preferred stock $0.01 par value per share. At the close of business on August 31, 2004, (i) 416,901,200 shares of Parent Common Stock were issued and outstanding; (ii) 3,250,000 shares of Parent Common Stock were held in the treasury of Parent and no shares of Parent Common Stock were held by Subsidiaries of Parent; (iii) 35,920,148 shares of Parent Common Stock were reserved for issuance pursuant to outstanding options, warrants, restricted stock units or other rights to purchase or otherwise acquire shares of Parent Common Stock under Parent’s plans or other arrangements or pursuant to any plans or arrangements assumed by Parent in connection with any acquisition, business combination or similar transaction (collectively, the “Parent Stock Plans”); and (iv) 162,223 stock appreciation rights are outstanding pursuant to the Parent Stock Plans. Between August 31, 2004 and the Amendment Date, except as set forth above and except for the issuance of shares of Parent Common Stock pursuant to the Parent Stock Plans, no shares of capital stock or other voting securities of Parent were issued, reserved for issuance or outstanding. All of the shares of Parent Common Stock issuable upon conversion of Company Common Stock at the Effective Time in accordance with this Agreement will be, when so issued, duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights. As of the Amendment Date, except for (i) this Agreement and (ii) as set forth above, there are no options, warrants, calls, rights, puts or Contracts (as hereinafter defined) to which Parent or any of its Subsidiaries is a party or by which any of them is bound obligating Parent or any of its Subsidiaries to issue, deliver, sell, redeem or otherwise acquire, or cause to be issued, delivered, sold, redeemed or otherwise acquired, any additional shares of capital stock (or other voting securities or equity equivalents) of Parent or any of its Subsidiaries or obligating Parent or any of its Subsidiaries to grant, extend or enter into any such option, warrant, call, right, put or Contract. As of the Amendment Date, Parent does not have any outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of Parent on any matter. There are no Contracts to which Parent or its Subsidiaries or, to the Knowledge of Parent, any of their respective officers or directors is a party concerning the voting of any capital stock of Parent or any of its Subsidiaries. For purposes of this Agreement, “Contract” means any contract, agreement, instrument, guarantee, indenture, note, bond, mortgage, permit, franchise, concession, commitment, lease, license, arrangement, obligation or understanding, whether written or oral.

      (b) Except as set forth in Section 2.2(b) of the letter dated the Amendment Date and delivered on the Amendment Date by Parent to the Company, which letter relates to this Agreement and is designated the Parent Letter (the “Parent Letter”), each outstanding share of capital stock (or other voting security or equity equivalent, as the case may be) of each material Subsidiary of Parent is duly authorized, validly issued, fully paid and nonassessable and, except for director or qualifying shares, each such share (or other voting security or equity equivalent) is owned by Parent or another Subsidiary of Parent, free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, limitations on voting rights, charges and other encumbrances of any nature whatsoever. Exhibit 21 to Parent’s Annual Report on Form 10-K for the year ended January 2, 2004, as filed with the Securities and Exchange Commission (the “SEC”), constituted a true, accurate and correct statement in all material respects of all of the information required to be set forth therein by the regulations of the SEC as of the date thereof.

      (c) Section 2.2(c) of the Parent Letter sets forth a list as of the Amendment Date of all material Subsidiaries and Joint Ventures (as hereinafter defined) of Parent and the jurisdiction in which such Subsidiary or Joint Venture is organized. Section 2.2(c) of the Parent Letter also sets forth as of the Amendment Date the extent of the ownership and voting interests held by Parent in each such Joint Venture. As of the Amendment Date, Parent has no obligation to make any capital contributions, or otherwise provide assets or cash, to any Joint Venture. As used in this Agreement, “Joint Venture” means, with respect to a party, any corporation, limited liability company, partnership, joint venture, trust or other entity which is not a Subsidiary of such party and in which (i) such party, directly or indirectly, owns or controls any shares of any class of the outstanding voting securities or other equity interests (other than the ownership of securities primarily for investment purposes as part of routine cash management or investments of 1% or less in publicly traded companies) or (ii) such party or a Subsidiary of such party is a general partner.

      (d) As of the Amendment Date, neither Parent nor any of its Affiliates or associates (as that term is defined in Rule 12b-2 under the Exchange Act (as defined below) beneficially owns, or, within the last two years, has owned, directly or indirectly, 15% or more of the then issued and outstanding shares of capital stock of the Company.

      SECTION 2.3     Authority. On or prior to the Amendment Date, the Boards of Directors of Parent and Sub have declared this Agreement and the Merger advisable and fair to and in the best interest of Parent and Sub, respectively, and their respective stockholders, and Parent, as sole stockholder of Sub, has approved and adopted this Agreement in accordance with the DGCL, and the Board of Directors of Parent has approved the issuance of Parent Common Stock in connection with the Merger (the “Share Issuance”). Each of Parent and Sub has all requisite corporate power and authority to enter into this Agreement and to consummate the Merger, the Subsequent Merger and the other transactions contemplated hereby. The execution and delivery of this Agreement by Parent and Sub and the consummation by Parent and Sub of the Merger, the Subsequent Merger and the other transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent and Sub, subject to the filing of the Certificate of Merger and the Subsequent Certificate of Merger. This Agreement has been duly executed and delivered by Parent and Sub and (assuming the valid authorization, execution and delivery of this Agreement by the Company and the validity and binding effect hereof on the Company) except to the extent enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally and by the effect of general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law), this Agreement constitutes the valid and binding obligation of Parent and Sub enforceable against each of them in accordance with its terms. The filing of a registration statement on Form S-4 with the SEC by Parent under the Securities Act of 1933, as amended (together with the rules and regulations promulgated thereunder, the “Securities Act”), for the purpose of registering the shares of Parent Common Stock to be issued in the Merger (together with any amendments or supplements thereto, whether prior to or after the effective date thereof, the “Registration Statement”) has been duly authorized by Parent’s Board of Directors. Parent has made available to the Company complete and correct copies of the Parent Charter and the Parent Bylaws and the Certificate of Incorporation and Bylaws of Sub.

      SECTION 2.4     Consents and Approvals; No Violation. Assuming that all consents, approvals, authorizations and other actions described in this Section 2.4 have been obtained and all filings and obligations described in this Section 2.4 have been made, except as set forth in Section 2.4 of the Parent Letter, the execution and delivery of this Agreement does not, and the consummation of the Merger, the Subsequent Merger and the other transactions contemplated hereby and compliance with the provisions hereof will not, result in any violation of, or default (with or without notice or lapse of time, or both) under, or give to others a right of termination or cancellation or accelerate any obligation of Parent or result in the loss of a material benefit to Parent or any of its Subsidiaries under, or result in the creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of Parent or any of its Subsidiaries under, any provision of (i) the Parent Charter or the Parent Bylaws; (ii) the comparable charter or organizational documents of any of Parent’s Subsidiaries; (iii) any material Contract applicable to Parent or any of its Subsidiaries or any of their respective properties or assets; or (iv) any judgment, order, decree, injunction, statute, law, ordinance, rule or regulation applicable to Parent or any of its Subsidiaries or any of their respective properties or assets, other than, in the case of clause (iv), any such violations, defaults, rights, liens, security interests, charges or encumbrances that would not, individually or in the aggregate, have a Material Adverse Effect on Parent or prevent or delay beyond the End Date the consummation of the Merger, the Subsequent Merger or any of the other transactions contemplated hereby by Parent or Sub. No filing or registration with, or authorization, consent or approval of, any domestic (federal and state), foreign or supranational court, commission, governmental body, regulatory agency, authority or tribunal (a “Governmental Entity”) is required by or with respect to Parent or any of its Subsidiaries in connection with the execution and delivery of this Agreement by Parent or Sub or is necessary for the consummation by Parent or Sub of the Merger, the Subsequent Merger and the other transactions contemplated by this Agreement, except for (i) in connection, or in compliance, with the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (together with the rules and regulations promulgated thereunder, the “HSR Act”), the Securities Act and the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”); (ii) the filing of the Certificate of Merger and the Subsequent Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other states in which the Company or any of its Subsidiaries is qualified to do business; (iii) such filings, authorizations, orders and approvals as may be required by state takeover laws (the “State Takeover

Approvals”); (iv) applicable requirements, if any, of state securities or “blue sky” laws (“Blue Sky Laws”) and Nasdaq; (v) applicable requirements, if any, under foreign or supranational laws relating to antitrust and to competition clearances; and (vi) such other consents, orders, authorizations, registrations, declarations and filings the failure of which to be obtained or made would not, individually or in the aggregate, have a Material Adverse Effect on Parent or prevent or delay beyond the End Date the consummation of the Merger, the Subsequent Merger or any of the other transactions contemplated hereby by Parent or Sub.

      SECTION 2.5     SEC Documents and Other Reports. Parent has timely filed with the SEC all documents required to be filed by it since December 28, 2001 under the Securities Act or the Exchange Act (the “Parent SEC Documents”). As of their respective filing dates, or, if amended, as of the date of the last amendment prior to the Amendment Date, the Parent SEC Documents complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and, at the respective times they were filed, none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The consolidated financial statements (including, in each case, any notes thereto) of Parent included in the Parent SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, were prepared in accordance with generally accepted accounting principles (“GAAP”) (except, in the case of the unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto) and fairly presented in all material respects the consolidated financial position of Parent and its consolidated subsidiaries as at the respective dates thereof and the consolidated results of their operations and their consolidated cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein). Except as disclosed in the Parent SEC Documents filed with the SEC prior to the Amendment Date or as required by GAAP, Parent has not, between January 2, 2004 and the Amendment Date, made or adopted any material change in its accounting methods, practices or policies in effect on January 2, 2004.

      SECTION 2.6     Registration Statement and Proxy Statement. None of the information to be supplied by Parent or Sub for inclusion or incorporation by reference in the Registration Statement or the proxy statement/ prospectus included therein relating to the Company Stockholder Meeting (as defined in Section 5.1) (together with any amendments or supplements thereto, the “Proxy Statement”) will (i) in the case of the Registration Statement, at the time it becomes effective, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading or (ii) in the case of the Proxy Statement, at the time of the mailing of the Proxy Statement and at the time of the Company Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If, at any time prior to the Company Stockholder Meeting, any event with respect to Parent, its officers and directors or any of its Subsidiaries shall occur which is required at that time to be described in the Proxy Statement or the Registration Statement, such event shall be so described, and (subject to Section 5.2) an appropriate amendment or supplement shall be promptly filed with the SEC and, as required by law, disseminated to the stockholders of the Company. The Registration Statement will comply (with respect to Parent) as to form in all material respects with the provisions of the Securities Act, and the Proxy Statement will comply (with respect to Parent) as to form in all material respects with the provisions of the Exchange Act.

      SECTION 2.7     Absence of Certain Changes or Events. (a) Except as disclosed in the Parent SEC Documents filed with the SEC prior to the Amendment Date, since December 31, 2003, (i) Parent and its Subsidiaries have not incurred any liability or obligation (indirect, direct or contingent) that would, after taking into consideration any related benefits or value (indirect, direct or contingent), individually or in the aggregate, have a Material Adverse Effect on Parent; (ii) Parent and its Subsidiaries have not sustained any loss or interference with their business or properties from fire, flood, windstorm, accident or other calamity (whether or not covered by insurance) that has, individually or in the aggregate, had a Material Adverse Effect on Parent; (iii) through the Amendment Date, there has not been any split, combination or reclassification of any of Parent’s capital stock or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares of Parent’s capital stock or dividend or distribution of any kind declared, set aside, paid or made by Parent on any class of its stock; and (iv) through the Amendment Date, there has been no Material Adverse Change with respect to Parent.

      (b) Section 2.7(b) of the Parent Letter sets forth a list (without specifying the identity of any customer listed thereon) for the twelve months ended December 31, 2003 of the top ten revenue producing customers of Parent and its Subsidiaries (collectively, the “Parent Key Customers”), including the amount of revenue received from such Parent Key Customers for the twelve months ended December 31, 2003. Since January 1, 2004 there has been no actual or, to the Knowledge of Parent, threatened termination, cancellation or limitation of, or adverse modification or change in, the business relationship of Parent or any of its Subsidiaries with any one or more of the Parent Key Customers, other than as would not, individually or in the aggregate, have a Material Adverse Effect on Parent.

      SECTION 2.8     Permits and Compliance. (a) Each of Parent and its Subsidiaries is in possession of all franchises, grants, authorizations, licenses, permits, charters, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Entity necessary for Parent or any of its Subsidiaries to own, lease and operate its properties or to carry on its business as it is now being conducted (the “Parent Permits”), except where the failure to have any such Parent Permit would not, individually or in the aggregate, have a Material Adverse Effect on Parent, and no suspension or cancellation of any such Parent Permits is pending or, to the Knowledge of Parent (as hereinafter defined), threatened, except where the suspension or cancellation of any such Parent Permit would not, individually or in the aggregate, have a Material Adverse Effect on Parent. Neither Parent nor any of its Subsidiaries is in violation of (i) its charter, bylaws or other organizational documents; (ii) any applicable law, ordinance, administrative or governmental rule or regulation; or (iii) any order, decree or judgment of any Governmental Entity having jurisdiction over Parent or any of its Subsidiaries, except, in the case of clauses (ii) and (iii), for any violations that would not, individually or in the aggregate, have a Material Adverse Effect on Parent. No notice of any such violation or non-compliance has been received by the Parent or any of its Subsidiaries since December 31, 2002. For purposes of this Agreement, “Knowledge of Parent” means the actual knowledge of the individuals identified in Section 2.8(a) of the Parent Letter.

      (b) Parent is in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act of 2002 and the related rules and regulations promulgated thereunder or under the Exchange Act (the “Sarbanes-Oxley Act”) and (ii) the applicable listing and corporate governance rules and regulations of Nasdaq. Except as permitted by the Exchange Act, including Sections 13(k)(2) and (3), since the enactment of the Sarbanes-Oxley Act, neither Parent nor any of its Affiliates has made, arranged or modified (in any material way) personal loans to any executive officer or director of Parent.

      (c) Parent has (i) designed disclosure controls and procedures to ensure that material information relating to Parent, including its consolidated Subsidiaries, is made known to the management of Parent by others within those entities and (ii) to the extent required by applicable laws, disclosed, based on its most recent evaluation, to Parent’s auditors and the audit committee of Parent’s Board of Directors (A) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal control over financial reporting. Parent has made available to the Company a summary of any such disclosure made by management to Parent’s auditors and audit committee since January 1, 2002.

      SECTION 2.9     Tax Matters. Except as otherwise set forth in Section 2.9 of the Parent Letter, (i) Parent and each of its Subsidiaries have filed all federal, and all material state, local and foreign, Tax Returns (as hereinafter defined) required to have been filed or appropriate extensions therefor have been properly obtained, and such Tax Returns are correct and complete, except to the extent that any failure to so file or any failure to be correct and complete would not, individually or in the aggregate, have a Material Adverse Effect on Parent; (ii) all Taxes (as hereinafter defined) shown to be due on such Tax Returns have been timely paid or extensions for payment have been properly obtained, except to the extent that any failure to so pay or so obtain such an extension would not, individually or in the aggregate, have a Material Adverse Effect on Parent; (iii) Parent and each of its Subsidiaries have complied in all material respects with all rules and regulations relating to the withholding of Taxes except to the extent that any failure to comply with such rules and regulations would not, individually or in the aggregate, have a Material Adverse Effect on Parent; (iv) any Tax Returns referred to in clause (i) relating to federal income Taxes have been examined by the Internal Revenue Service (the “IRS”) or the period for assessment of the Taxes in respect of which such Tax Returns were required to be filed has expired; (v) no material issues that have been raised in writing by the relevant taxing authority in connection with the examination of the Tax Returns referred to in clause (i) are currently pending; (vi) all material deficiencies asserted or assessments made in writing as a result of any examination of such Tax Returns by any taxing authority have been paid in full; (vii) during the past three years, neither Parent nor any of its Subsidiaries has been a distributing or controlled corporation in a transaction intended to qualify for tax-free treatment under Section 355 of the Code; (viii) during the last five years, neither Parent nor any of its Subsidiaries has been a party to any “listed transaction” within the meaning of Treasury Regulation section 1.6011-4(b)(2) identified by the IRS; (ix) during the most recently ended five taxable years (and during the period since the end of the most recently ended taxable year), neither Parent nor any of its Subsidiaries (nor any predecessor thereof) has for United States federal income tax purposes, filed Tax Returns on a consolidated basis with any group of corporations other than a group consisting solely of Parent, one or more Subsidiaries thereof, or any combination thereof; and (x) during the most recently ended five taxable years (and during the period since the end of the most recently ended taxable year) no Subsidiary of Parent organized under the laws of a jurisdiction outside the United States (and, with respect to Parent or any of its Subsidiaries, no predecessor thereof organized under the laws of a jurisdiction outside the United States) has been acquired from any third party (directly or indirectly) by Parent or any Subsidiary thereof. For purposes of this Agreement: (i) “Taxes” means any federal, state, local or foreign income, gross receipts, property, sales, use, license, excise, franchise, employment, payroll, withholding, alternative or added minimum, ad valorem, value-added, transfer or excise tax, or other tax, custom, duty, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or penalty imposed by any Governmental Entity and (ii) “Tax Return” means any return, report or similar statement (including the attached schedules) required to be filed with respect to any Tax, including, without limitation, any information return, claim for refund, amended return or declaration of estimated Tax.

      SECTION 2.10     Actions, Proceedings and Violations. Except as set forth in the Parent SEC Documents filed prior to the Amendment Date and except as set forth in Section 2.10 of the Parent Letter, there are no outstanding orders, judgments, injunctions, awards or decrees of any Governmental Entity against or involving Parent or any of its Subsidiaries or, to the Knowledge of Parent, against or involving any of the present or former directors, officers, employees or agents of Parent or any of its Subsidiaries, in each case, in connection with their employment by or service to Parent or any of its Subsidiaries, or any of its or their properties, assets or business that would, individually or in the aggregate, have a Material Adverse Effect on Parent or prevent or delay beyond the End Date the consummation of the Merger, the Subsequent Merger or any of the other transactions contemplated hereby. Except as set forth in the Parent SEC Documents filed prior to the Amendment Date and except as set forth in Section 2.10 of the Parent Letter, there are no actions, suits or claims or legal, administrative or arbitration proceedings or investigations pending or, to the Knowledge of Parent, threatened against or involving Parent or any of its Subsidiaries or, to the Knowledge of Parent, any of its or their present or former directors, officers, employees or agents, in each case, in connection with their employment by or service to Parent or any of its Subsidiaries, or any of its or their properties, assets or business that would, individually or in the aggregate, have a Material Adverse Effect on Parent or prevent or delay beyond the End Date the consummation of the Merger, the Subsequent Merger or any other of the other transactions contemplated hereby. Except as set forth in Section 2.10 of the Parent Letter, as of the Amendment Date, there are no actions, suits, labor disputes or other litigation, legal or administrative proceedings or governmental investigations relating to the Merger, the Subsequent Merger or any of the other transactions contemplated hereby pending or, to the Knowledge of Parent, threatened against or affecting Parent or any of its Subsidiaries or, to the Knowledge of Parent, any of its or their present or former officers, directors, employees or agents in connection with their employment by or service to Parent or any of its Subsidiaries, or any of its or their properties, assets or business.

      SECTION 2.11     Certain Agreements. All of the Parent Contracts are valid and in full force and effect (except those which are cancelled, rescinded or terminated after the Amendment Date in accordance with their terms), except where the failure to be in full force and effect would not, individually or in the aggregate, have a Material Adverse Effect on Parent. To the Knowledge of Parent, no Person is challenging the validity or enforceability of any Parent Contract, except such challenges which would not, individually or in the aggregate, have a Material Adverse Effect on Parent. Neither Parent nor any of its Subsidiaries and, to the Knowledge of Parent, none of the other parties thereto, is in breach of any provision of, or committed or failed to perform any act which (with or without notice or lapse of time or both) would constitute a default under the provisions of, any Parent Contract, except for those violations and defaults which would not, individually or in the aggregate, have a Material Adverse Effect on Parent. For purposes of this Agreement, “Parent Contract” means any Contract, regardless of whether it was entered into before or after the Amendment Date, to which Parent or any of its Subsidiaries is a party or by which Parent or any of its Subsidiaries is bound that is material to Parent and its Subsidiaries, taken as a whole.

      SECTION 2.12     ERISA. (a) Except as would not, individually or in the aggregate, have a Material Adverse Effect on Parent, (i) each Parent Plan (as hereinafter defined) complies in all respects with Title IV of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), the Code and all other applicable statutes and governmental rules and regulations and (ii) no “reportable event” (within the meaning of Section 4043 of ERISA) has occurred with respect to any Parent Plan. Neither Parent nor any of its ERISA Affiliates (as hereinafter defined) has withdrawn from any Parent Plan or Parent Multiemployer Plan (as hereinafter defined) or instituted, or is currently considering taking, any action to do so. Except as would not, individually or in the aggregate, have a Material Adverse Effect on Parent, no Parent Plan, nor any trust created thereunder, has incurred any “accumulated funding deficiency” (as defined in Section 302 of ERISA), whether or not waived.

      (b) With respect to the Parent Plans, no event or set of circumstances has occurred and, to the Knowledge of Parent, there exists no condition or set of circumstances in connection with which Parent or any of its ERISA Affiliates or Parent Plan fiduciary are or could reasonably be expected to be subject to any liability under the terms of such Parent Plans, ERISA, the Code or any other applicable law, other than liabilities for benefits payable in the normal course, which would, individually or in the aggregate, have a Material Adverse Effect on Parent.

      (c) As used herein, (i) “Parent Plan” means a “pension plan” (as defined in Section 3(2) of ERISA (other than a Parent Multiemployer Plan)), a “welfare plan” (as defined in Section 3(1) of ERISA) or any bonus, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, phantom stock, holiday pay, vacation, severance, death benefit, sick leave, fringe benefit, insurance or other plan, arrangement or understanding, in each case established or maintained by Parent or any of its ERISA Affiliates or as to which Parent or any of its ERISA Affiliates has contributed or otherwise may have any liability; (ii) “Parent Multiemployer Plan” means a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA) to which Parent or any of its ERISA Affiliates is or has been obligated to contribute or otherwise may have any liability; and (iii) with respect to any Person, “ERISA Affiliate” means any trade or business (whether or not incorporated) which is under common control or would be considered a single employer with such Person pursuant to Section 414(b), (c), (m) or (o) of the Code and the rules and regulations promulgated under those sections or pursuant to Section 4001(b) of ERISA and the rules and regulations promulgated thereunder.

      SECTION 2.13     Compliance with Worker Safety and Environmental Laws. The properties, assets and operations of Parent and its Subsidiaries are in compliance with all applicable federal, state, local and foreign laws, rules and regulations, orders, decrees, judgments, permits and licenses relating to public and worker health and safety (collectively, “Worker Safety Laws”) and the protection and clean-up of the environment and activities or conditions related thereto, including those relating to the generation, handling, disposal, transportation or release of hazardous materials (collectively, “Environmental Laws”), except for any violations that would not, individually or in the aggregate, have a Material Adverse Effect on Parent. With respect to such properties, assets and operations, including any previously owned, leased or operated properties, assets or operations, there are no events, conditions, circumstances, activities, practices, incidents, actions or plans of Parent or any of its Subsidiaries that may interfere with or prevent compliance or continued compliance with applicable Worker Safety Laws and Environmental Laws, other than any such interference or prevention as would not, individually or in the aggregate, have a Material Adverse Effect on Parent.

      SECTION 2.14     Labor Matters. As of the Amendment Date, neither Parent nor any of its Subsidiaries is a party to any collective bargaining Contract. Neither Parent nor any of its Subsidiaries has engaged in any unfair labor practice with respect to any Persons employed by or otherwise performing services primarily for Parent or any of its Subsidiaries (the “Parent Business Personnel”), and there is no unfair labor practice complaint or grievance against Parent or any of its Subsidiaries by the National Labor Relations Board or any comparable state agency pending or threatened in writing with respect to the Parent Business Personnel, except where such unfair labor practice, complaint or grievance would not, individually or in the aggregate, have a Material Adverse Effect on Parent. There is no labor strike, dispute, slowdown or stoppage pending or, to the Knowledge of Parent, threatened against or affecting Parent or any of its Subsidiaries, except such dispute, strike or work stoppage which would not, individually or in the aggregate, have a Material Adverse Effect on Parent.

      SECTION 2.15     Intellectual Property.

      (a) Except as set forth in Section 2.15(a) of the Parent Letter, Parent and its Subsidiaries own or have a valid right to use all patents, trademarks, trade names, service marks, domain names, copyrights and any applications and registrations for any of the foregoing, trade secrets, know-how, technology, computer software and other tangible and intangible proprietary information and intellectual property rights (collectively, “Intellectual Property Rights”) as are necessary to conduct the business of Parent and its Subsidiaries as currently conducted or planned to be conducted by Parent and its Subsidiaries, taken as a whole, except where the failure to have such Intellectual Property Rights would not, individually or in the aggregate, have a Material Adverse Effect on Parent. Neither Parent nor any of its Subsidiaries has infringed, misappropriated or violated in any material respect any Intellectual Property Rights of any third party, except where such infringement, misappropriation or violation would not, individually or in the aggregate, have a Material Adverse Effect on Parent. No third party infringes, misappropriates or violates any Intellectual Property Rights owned or exclusively licensed by or to Parent or any of its Subsidiaries, except where such infringement, misappropriation or violation would not, individually or in the aggregate, have a Material Adverse Effect on Parent.

      (b) Except as set forth in the Parent SEC Documents filed prior to the Amendment Date or in Section 2.15(b) of the Parent Letter, (i) as of the Amendment Date, to the Knowledge of Parent, there are no actions, suits or claims, or administrative proceedings or investigations pending or threatened that challenge or question the Intellectual Property Rights of Parent or any of its Subsidiaries and (ii) there are no actions, suits or claims, or administrative proceedings or investigations pending or, to the Knowledge of Parent, threatened that challenge or question the Intellectual Property Rights of Parent or any of its Subsidiaries and that, if adversely decided, would, individually or in the aggregate, have a Material Adverse Effect on Parent.

      SECTION 2.16     Required Vote of Parent Stockholders. No vote of the holders of Parent Common Stock or any other securityholders of Parent is required to approve the Share Issuance or required by law, the Parent Charter or the Parent Bylaws or otherwise in order for Parent to consummate the Merger, the Subsequent Merger and the transactions contemplated hereby.

      SECTION 2.17     Reorganization. Neither Parent nor any of its Subsidiaries has taken any action which action would, to the Knowledge of Parent, jeopardize the qualification of the Merger and the Subsequent Merger, taken together, as a “reorganization” within the meaning of Section 368(a) of the Code, and Parent does not have any knowledge of any fact or circumstance that, to the Knowledge of Parent, would prevent the Merger and the Subsequent Merger, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code; provided, however, that the parties acknowledge that special counsel to each of Parent and the Company will not be able to conclude that the “continuity of interest” requirement necessary for the Merger and Subsequent Merger (if consummated), taken together, to so qualify will be met unless prior to the Effective Time, the per share fair market value of Parent Common Stock increases so that the aggregate fair market value of the Per Share Stock Consideration, stated as a percentage of the aggregate fair market value of the Per Share Merger Consideration and other cash deliverable pursuant to the Merger (and any amounts to be paid with respect to Dissenting Shares) is sufficient to permit special counsel to each of Parent and the Company to conclude that the “continuity of interest” requirement will be satisfied. If the fair market value of the Parent Common Stock does not increase sufficiently to permit special counsel to each of Parent and the Company to conclude that the “continuity of interest” requirement will be satisfied, or the “continuity of interest” requirement is otherwise not satisfied due to the fair market value of the Parent Common Stock, neither Parent nor any of its Subsidiaries shall be deemed to have breached any representation, covenant or agreement in this Agreement by reason of any failure to satisfy such requirement or by reason of any inability of either party’s special counsel to conclude that the Merger and Subsequent Merger (if consummated) would satisfy such requirement, or, in either of the foregoing cases, by reason of the failure of the Subsequent Merger to be consummated.

      SECTION 2.18     Brokers. No broker, investment banker or other Person, other than Credit Suisse First Boston LLC, the fees and expenses of which will be paid by Parent, is entitled to any broker’s, finder’s or other similar fee or commission in connection with the Merger, the Subsequent Merger or any of the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or any of its Subsidiaries.

      SECTION 2.19     Operations of Sub. Sub is a direct, wholly owned subsidiary of Parent, was formed solely for the purpose of engaging in the transactions contemplated hereby, has engaged in no other business activities and has conducted its operations only as contemplated hereby.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

      As of the Amendment Date, the Company represents and warrants to Parent and Sub as follows:

      SECTION 3.1     Organization, Standing and Power. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite corporate power and authority to carry on its business as now being conducted. Each Subsidiary of the Company is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized and has the requisite corporate (in the case of a Subsidiary that is a corporation) or other power and authority to carry on its business as now being conducted, except where the failure to be so organized, existing or in good standing or to have such power or authority would not, individually or in the aggregate, have a Material Adverse Effect on the Company. The Company and each of its Subsidiaries are duly qualified to do business, and are in good standing, in each jurisdiction where the character of their properties owned or held under lease or the nature of their activities makes such qualification or good standing necessary, except where the failure to be so qualified and in good standing would not, individually or in the aggregate, have a Material Adverse Effect on the Company.

      SECTION 3.2     Capital Structure. (a) The authorized capital stock of the Company consists of (i) 200,000,000 shares of Company Common Stock and (ii) 5,000,000 shares of preferred stock, $0.01 par value per share (“Company Preferred Stock”), of which 200,000 shares have been designated as Series A Junior Participating Preferred Stock (the “Company Series A Preferred Stock”). At the close of business on September 3, 2004, (i) 88,677,887 shares of Company Common Stock were issued and outstanding, all of which were validly issued, fully paid and nonassessable and free of preemptive rights; (ii) 62,676 shares of Company Common Stock were held in the treasury of the Company or by Subsidiaries of the Company; (iii) 15,557,184 shares of Company Common Stock were reserved for issuance pursuant to outstanding options (the “Company Stock Options”) to purchase shares of Company Common Stock pursuant to (A) the Company’s 1996 Stock Incentive Plan, (B) the Company’s 1993 Stock Option/ Stock Issuance Plan, as amended, and (C) the AccessLan Communications, Inc. 1997 Stock Plan (collectively, the “Company Stock

Option Plans”); (iv) 1,047,882 shares of Company Common Stock were reserved for issuance pursuant to the Company’s 1996 Employee Stock Purchase Plan (the “Company Stock Purchase Plan”) and (v) no shares of Company Preferred Stock were reserved for issuance, other than 200,000 shares of Company Series A Preferred Stock reserved for issuance pursuant to the Rights Agreement, dated as of May 13, 1998, between the Company and Equiserve Trust Company, N.A. (as the successor in interest to BankBoston, N.A.),as amended by First Amendment to the Rights Agreement, dated as of October 19, 1998 (the “Rights Agreement”) providing for rights to acquire shares of Company Series A Preferred Stock (the “Rights”). The Company Stock Option Plans and the Company Stock Purchase Plan are the only benefit plans of the Company or its Subsidiaries under which any securities of the Company or any of its Subsidiaries are issuable. Each share of Company Common Stock which may be issued pursuant to any Company Stock Option Plan or the Company Stock Purchase Plan has been duly authorized and, if and when issued pursuant to the terms thereof, will be validly issued, fully paid and nonassessable and free of preemptive rights. No shares of Company Preferred Stock are issued or outstanding. Except as set forth above and except for the issuance of shares of Company Common Stock upon the exercise of Company Stock Options outstanding on September 3, 2004 in accordance with the terms thereof, no shares of capital stock or other voting securities of the Company are issued, reserved for issuance or outstanding. Except as set forth above, there are no options, warrants, calls, rights, puts or Contracts to which the Company or any of its Subsidiaries is a party or by which any of them is bound obligating the Company or any of its Subsidiaries to issue, deliver, sell, redeem or otherwise acquire, or cause to be issued, delivered, sold, redeemed or otherwise acquired, any additional shares of capital stock (or other voting securities or equity equivalents) of the Company or any of its Subsidiaries or obligating the Company or any of its Subsidiaries to grant, extend or enter into any such option, warrant, call, right, put or Contract. The Company does not have any outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter. There are no Contracts to which the Company or its Subsidiaries or, to the Knowledge of the Company, any of their respective officers or directors is a party concerning the voting of any capital stock of the Company or any of its Subsidiaries.

      (b) Except as set forth in Section 3.2(b) of the letter dated the Amendment Date and delivered on the Amendment Date by the Company to Parent, which letter relates to this Agreement and is designated the Company Letter (the “Company Letter”), each outstanding share of capital stock (or other voting security or equity equivalent, as the case may be) of each Subsidiary of the Company is duly authorized, validly issued, fully paid and nonassessable, and, each such share (or other voting security or equity equivalent, as the case may be) is owned by the Company or a Subsidiary of the Company, free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, limitations on voting rights, charges and other encumbrances of any nature whatsoever. Exhibit 21.1 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2003, as filed with the SEC, constituted a true, accurate and correct statement in all material respects of all of the information required to be set forth therein by the regulations of the SEC as of the date thereof.

      (c) Section 3.2(c) of the Company Letter sets forth a list of all Subsidiaries and Joint Ventures of the Company and the jurisdiction in which such Subsidiary or Joint Venture is organized. Section 3.2(c) of the Company Letter also sets forth the nature and extent of the ownership and voting interests held by the Company in each such Joint Venture. The Company has no obligation to make any capital contributions, or otherwise provide assets or cash, to any Joint Venture.

      (d) The Company has caused the Company Stock Purchase Plan and all rights thereunder to be suspended on August 1, 2004, with the effect of such suspension being that no offering period and no Purchase Interval (as such term is defined in the Company Stock Purchase Plan) shall commence or continue under such plan during the period of such suspension. Such suspension is in full force and effect.

      SECTION 3.3     Authority. On or prior to the Amendment Date, the Board of Directors of the Company has declared this Agreement and the Merger advisable and fair to and in the best interest of the Company and its stockholders, approved and adopted this Agreement in accordance with the DGCL, resolved to recommend the approval and adoption of this Agreement by the Company’s stockholders and directed that this Agreement be submitted to the Company’s stockholders for approval and adoption. The Company has all requisite corporate power and authority to enter into this Agreement and, subject to approval and adoption of this Agreement by the stockholders of the Company, to consummate the Merger, the Subsequent Merger and the other transactions contemplated hereby. The execution and delivery of this Agreement by the Company and the consummation by the Company of the Merger, the Subsequent Merger and the other transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company, subject to (x) approval and adoption of this Agreement by the stockholders of the Company and (y) the filing of the Certificate of Merger and Subsequent Certificate of Merger. This Agreement has been duly executed and delivered by the Company and (assuming the valid authorization, execution and delivery of this Agreement by Parent and Sub and the validity and binding effect of this Agreement on Parent and Sub) except to the extent enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally and by the effect of general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law), this Agreement constitutes the valid and binding obligation of the Company enforceable against the Company in accordance with its terms. The filing of the Proxy Statement with the SEC has been duly authorized by the Company’s Board of Directors. The Company has made available to Parent complete and correct copies of the Company Charter and Company Bylaws and the Certificate of Incorporation and Bylaws (or comparable organizational documents) of each of its Subsidiaries.

      SECTION 3.4     Consents and Approvals; No Violation. Assuming that all consents, approvals, authorizations and other actions described in this Section 3.4 have been obtained and all filings and obligations described in this Section 3.4 have been made, except as set forth in Section 3.4 of the Company Letter, the execution and delivery of this Agreement does not, and the consummation of the Merger, the Subsequent Merger and the other transactions contemplated hereby and compliance with the provisions hereof will not, result in any violation of, or default (with or without notice or lapse of time, or both) under, or give to others a right of termination or cancellation or accelerate any obligation of the Company or result in the loss of a material benefit to the Company or any of its Subsidiaries under, or result in the creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of the Company or any of its Subsidiaries under, any provision of (i) the Company Charter or the Company Bylaws; (ii) the comparable charter or organizational documents of any of the Company’s Subsidiaries; (iii) any material Contract applicable to the Company or any of its Subsidiaries or any of their respective properties or assets; or (iv) any judgment, order, decree, injunction, statute, law, ordinance, rule or regulation applicable to the Company or any of its Subsidiaries or any of their respective properties or assets, other than, in the case of clause (iv), any such violations, defaults, rights, liens, security interests, charges or encumbrances that would not, individually or in the aggregate, have a Material Adverse Effect on the Company or prevent or delay beyond the End Date the consummation of the Merger, the Subsequent Merger or any of the other transactions contemplated hereby. No filing or registration with, or authorization, consent or approval of, any Governmental Entity is required by or with respect to the Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement by the Company or is necessary for the consummation of the Merger, the Subsequent Merger and the other transactions contemplated by this Agreement, except for (i) in connection, or in compliance, with the provisions of the HSR Act, the Securities Act and the Exchange Act; (ii) the filing of the Certificate of Merger and the Subsequent Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other states in which the Company or any of its Subsidiaries is qualified to do business; (iii) such filings, authorizations, orders and approvals as may be required to obtain the State Takeover Approvals; (iv) applicable requirements, if any, of Blue Sky Laws and Nasdaq; (v) applicable requirements, if any, under foreign or supranational laws relating to antitrust and to competition clearances; and (vi) such other consents, orders, authorizations, registrations, declarations and filings the failure of which to be obtained or made would not, individually or in the aggregate, have a Material Adverse Effect on the Company or prevent or delay beyond the End Date the consummation of the Merger, the Subsequent Merger or any of the other transactions contemplated hereby.

      SECTION 3.5     SEC Documents and Other Reports. The Company has timely filed with the SEC all documents required to be filed by it since December 31, 2001 under the Securities Act or Exchange Act (the “Company SEC Documents”). As of their respective filing dates, or, if amended, as of the date of the last amendment prior to the Amendment Date, the Company SEC Documents complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and, at the respective times they were filed, none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The consolidated financial statements (including, in each case, any notes thereto) of the Company included in the Company SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, were prepared in accordance with GAAP (except, in the case of the unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto) and fairly presented in all material respects the consolidated financial position of the Company and its consolidated subsidiaries as at the respective dates thereof and the consolidated results of their operations and their consolidated cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein). Except as disclosed in the Company SEC Documents filed with the SEC prior to the Amendment Date or as required by GAAP, the Company has not, between December 31, 2003 and the Amendment Date, made or adopted any change in its accounting methods, practices or policies in effect on December 31, 2003.

      SECTION 3.6     Registration Statement and Proxy Statement. None of the information to be supplied by the Company for inclusion or incorporation by reference in the Registration Statement or the Proxy Statement will (i) in the case of the Registration Statement, at the time it becomes effective, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading or (ii) in the case of the Proxy Statement, at the time of the mailing of the Proxy Statement and at the time of the Company Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the Company Stockholder Meeting any event with respect to the Company, its officers and directors or any of its Subsidiaries shall occur which is required at that time to be described in the Proxy Statement or the Registration Statement, such event shall be so described, and (subject to Section 5.2) an appropriate amendment or supplement shall be promptly filed with the SEC and, as required by law, disseminated to the stockholders of the Company. The Registration Statement will comply (with respect to the Company) as to form in all material respects with the provisions of the Securities Act, and the Proxy Statement will comply (with respect to the Company) as to form in all material respects with the provisions of the Exchange Act.

      SECTION 3.7     Absence of Certain Changes or Events.

      (a) Except as disclosed in the Company SEC Documents filed with the SEC prior to the Amendment Date or as disclosed in Section 3.7(a) of the Company Letter, since December 31, 2003 (i) the Company and its Subsidiaries have not incurred any liability or obligation (indirect, direct or contingent), that would, after taking into consideration any related benefits or value (indirect, direct or contingent), individually or in the aggregate, have a Material Adverse Effect on the Company; (ii) the Company and its Subsidiaries have not sustained any loss or interference with their business or properties from fire, flood, windstorm, accident or other calamity (whether or not covered by insurance) that has, individually or in the aggregate, had a Material Adverse Effect on the Company; (iii) there has not been any split, combination or reclassification of any of the Company’s capital stock or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares of the Company’s capital stock or dividend or distribution of any kind declared, set aside, paid or made by the Company on any class of its stock; (iv) there has not been (x) any granting by the Company or any of its Subsidiaries to any officer of the Company or any of its Subsidiaries of any increase in compensation, except in the ordinary course of business consistent with the Company’s prior practice or as was required under employment Contracts in effect as of the date of the most recent audited financial statements included in the Company SEC Documents, (y) any granting by the Company or any of its Subsidiaries to any employee of any increase in rights of severance or (z) any entry by the Company or any of its Subsidiaries into any employment, severance or termination Contract with any employee; and (v) through the Amendment Date, there has been no Material Adverse Change with respect to the Company.

      (b) Section 3.7(b) of the Company Letter sets forth a list (without specifying the identity of any customer listed thereon) for the twelve months ended December 31, 2003 of the top ten revenue producing customers of the Company and its Subsidiaries (collectively, the “Company Key Customers”), including the amount of revenue received from such Company Key Customers for the twelve months ended December 31, 2003. Except as disclosed in Section 3.7(b) of the Company Letter, since January 1, 2004 there has been no actual or, to the Knowledge of the Company, threatened termination, cancellation or limitation of, or adverse modification or change in, the business relationship of the Company or any of its Subsidiaries with any one or more of the Company Key Customers, other than as would not, individually or in the aggregate, have a Material Adverse Effect on the Company.

      SECTION 3.8     Permits and Compliance. (a) Each of the Company and its Subsidiaries is in possession of all franchises, grants, authorizations, licenses, permits, charters, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Entity necessary for the Company or any of its Subsidiaries to own, lease and operate its properties or to carry on its business as it is now being conducted (the “Company Permits”), except where the failure to have any such Company Permit would not, individually or in the aggregate, have a Material Adverse Effect on the Company, and no suspension or cancellation of any of the Company Permits is pending or, to the Knowledge of the Company (as hereinafter defined), threatened, except where the suspension or cancellation of such Company Permit would not, individually or in the aggregate, have a Material Adverse Effect on the Company. Neither the Company nor any of its Subsidiaries is in violation of (i) its charter, bylaws or other organizational documents; (ii) any applicable law, ordinance, administrative or governmental rule or regulation; or (iii) any order, decree or judgment of any Governmental Entity having jurisdiction over the Company or any of its Subsidiaries, except, in the case of clauses (ii) and (iii), for any violations that would not, individually or in the aggregate, have a Material Adverse Effect on the Company. No notice of any such violation or non-compliance has been received by the Company or any of its Subsidiaries since December 31, 2002. For purposes of this Agreement, “Knowledge of the Company” means the actual knowledge of the individuals identified in Section 3.8(a) of the Company Letter.

      (b) The Company is in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of Nasdaq. Except as permitted by the Exchange Act, including Sections 13(k)(2) and (3), since the enactment of the Sarbanes-Oxley Act, neither the Company nor any of its Affiliates has made, arranged or modified (in any material way) personal loans to any executive officer or director of the Company.

      (c) The Company has (i) designed disclosure controls and procedures to ensure that material information relating to the Company, including its consolidated Subsidiaries, is made known to the management of the Company by others within those entities and (ii) to the extent required by applicable laws, disclosed, based on its most recent evaluation, to the Company’s auditors and the audit committee of the Company’s Board of Directors (A) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. The Company has made available to Parent a summary of any such disclosure made by management to the Company’s auditors and audit committee since January 1, 2002.

      SECTION 3.9     Tax Matters. Except as otherwise set forth in Section 3.9 of the Company Letter, (i) the Company and each of its Subsidiaries have filed all federal, and all material state, local and foreign Tax Returns required to have been filed or appropriate extensions therefor have been properly obtained, and such Tax Returns are correct and complete, except to the extent that any failure to so file or any failure to be correct and complete would not, individually or in the aggregate, have a Material Adverse Effect on the Company; (ii) all Taxes shown to be due on such Tax Returns have been timely paid or extensions for payment have been properly obtained, except to the extent that any failure to so pay or so obtain such an extension would not, individually or in the aggregate, have a Material Adverse Effect on the Company; (iii) the Company and each of its Subsidiaries have complied in all material respects with all rules and regulations relating to the withholding of Taxes except to the extent that any failure to comply with such rules and regulations would not, individually or in the aggregate, have a Material Adverse Effect on the Company; (iv) any Tax Returns referred to in clause (i) relating to federal income Taxes have been examined by the IRS or the period for assessment of the Taxes in respect of which such Tax Returns were required to be filed has expired; (v) no material issues that have been raised in writing by the relevant taxing authority in connection with the examination of the Tax Returns referred to in clause (i) are currently pending; (vi) all material deficiencies asserted or assessments made in writing as a result of any examination of such Tax Returns by any taxing authority have been paid in full; (vii) during the past three years, neither the Company nor any of its Subsidiaries has been a distributing or controlled corporation in a transaction intended to qualify for tax-free treatment under Section 355 of the Code; (viii) neither the Company nor any of its Subsidiaries has been a United States real property holding corporation (as defined in Section 897(c)(2) of the Code) during the five-year period specified in Section 897(c)(1)(ii) of the Code ending on the Closing Date; (ix) during the last five years, neither the Company nor any of its Subsidiaries has been a party to any “listed transaction” within the meaning of Treasury Regulation 1.6011-4(b)(2) identified by the IRS; (x) during the most recently ended five taxable years (and during the period since the end of the most recently ended taxable year), neither the Company nor any of its Subsidiaries (nor any predecessor thereof) has for United States federal income tax purposes filed Tax Returns on a consolidated basis with any group of corporations other than a group consisting solely of the Company, one or more Subsidiaries thereof, or any combination thereof; and (xi) during the most recently ended five taxable years (and during the period since the end of the most recently ended taxable year) no Subsidiary of the Company organized under the laws of a jurisdiction outside the United States (and, with respect to the Company or any of its Subsidiaries, no predecessor thereof organized under the laws of a jurisdiction outside the United States) has been acquired from any third party (directly or indirectly) by the Company or any Subsidiary thereof.

      SECTION 3.10     Actions, Proceedings and Violations. Except as set forth in the Company SEC Documents filed prior to the Amendment Date and except as set forth in Section 3.10 of the Company Letter, there are no outstanding orders, judgments, injunctions, awards or decrees of any Governmental Entity against or involving the Company or any of its Subsidiaries or, to the Knowledge of the Company, against or involving any of the present or former directors, officers, employees or agents of the Company or any of its Subsidiaries, in each case, in connection with their employment by or service to the Company or any of its Subsidiaries, or any of its or their properties, assets or business or any Company Plan (as hereinafter defined) that would, individually or in the aggregate, have a Material Adverse Effect on the Company or prevent or delay beyond the End Date the consummation of the Merger, the Subsequent Merger or any of the other transactions contemplated hereby. Except as set forth in the Company SEC Documents filed prior to the Amendment Date and except as set forth in Section 3.10 of the Company Letter, there are no actions, suits or claims or legal, administrative or arbitration proceedings or investigations pending or, to the Knowledge of the Company, threatened against or involving the Company or any of its Subsidiaries or, to the Knowledge of the Company, any of its or their present or former directors, officers, employees or agents, in each case, in connection with their employment by or service to the Company or any of its Subsidiaries, or any of its or their properties, assets or business or any Company Plan that would, individually or in the aggregate, have a Material Adverse Effect on the Company or prevent or delay beyond the End Date the consummation of the Merger, the Subsequent Merger or any of the other transactions contemplated hereby. Except as set forth in Section 3.10 of the Company Letter, as of the Amendment Date, there are no actions, suits, labor disputes or other litigation, legal or administrative proceedings or governmental investigations relating to the Merger, the Subsequent Merger or any of the other transactions contemplated hereby pending or, to the Knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries or, to the Knowledge of the Company, any of its or their present or former officers, directors, employees or agents, in each case, in connection with their employment by or service to the Company or any of its Subsidiaries, or any of its or their properties, assets or business.

      SECTION 3.11     Certain Agreements. (a) Except as filed as exhibits to the Company SEC Documents filed prior to the Amendment Date and except as set forth in Section 3.11(a) of the Company Letter, as of the

Amendment Date, neither the Company nor any of its Subsidiaries is a party to or bound by (i) any Contract which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Exchange Act); (ii) any Contract which purports to materially limit or restrict any line of business or localities in which the Company or any of its Affiliates (including Parent or any of its Subsidiaries following the Merger) may conduct business, excluding any limitations on scope or territory of use of third party Intellectual Property Rights that may be set forth in licenses under which the Company or any of its Subsidiaries is the licensee, or any material Contract which obligates the Company or any of its Affiliates (including Parent or any of its Subsidiaries following the Merger) to extend most favored nation pricing to any Person or any Contract imposing exclusivity obligations on the Company or any of its Affiliates (including Parent or any of its Subsidiaries following the Merger) with respect to customers or suppliers or imposing obligations on the Company or any of its Affiliates (including Parent or any of its Subsidiaries following the Merger) with respect to non-solicitation of customers or suppliers; (iii) any Contract which requires any payment by the Company or its Subsidiaries in excess of $3,000,000 in any year and which is not terminable within one year without penalty, or which requires any payment to the Company or its Subsidiaries in excess of $1,000,000 in any year and which is not terminable within one year without penalty; (iv) any Contract under which the Company or any of its Subsidiaries is indebted for borrowed money (or may become so indebted) or any guaranty by the Company or any of its Subsidiaries of indebtedness for borrowed money; (v) any Contract relating to the acquisition or disposition of any business (whether by merger, sale of stock, sale of assets, or otherwise) entered into since January 1, 2001 or any Contract relating to the acquisition or disposition of assets entered into since January 1, 2001, which involves an asset value in excess of $5,000,000; (vi) any Employee Agreement (as hereinafter defined); (vii) any material Contract of indemnification or any guaranty of a material obligation (other than an obligation of the Company or any of its Subsidiaries) by the Company or any of its Subsidiaries other than any Contract entered into in connection with the sale or license by or to the Company or any of its Subsidiaries of products or services in the ordinary course of business; (viii) any Contract to provide source code to any third party for any product or technology that is material to the Company and its Subsidiaries, taken as a whole, except for Contracts providing for source code to be released from escrow upon insolvency or bankruptcy; (ix) any material Contract, to license any third party to use, manufacture or reproduce any Company product, service or Intellectual Property Right or any material Contract to sell, distribute or market any Company product, service or Intellectual Property Right, other than, in each case, end-user license and sale Contracts and related maintenance and support Contracts entered into in the ordinary course of business; (x) any settlement Contract which materially affects the conduct of the Company’s or any of its Subsidiaries’ businesses; and (xi) any other Contract that is material to the Company and its Subsidiaries, taken as a whole. Except for Contracts for which disclosure is prohibited by confidentiality provisions, the Company has previously made available to Parent complete and correct copies of each Contract of the type described in this Section 3.11 which was entered into prior to the Amendment Date. All Contracts of the type described in this Section 3.11 shall be referred to as “Company Contracts” regardless of whether they were entered into before or after the Amendment Date. All of the Company Contracts are valid and in full force and effect (except those which are cancelled, rescinded or terminated after the Amendment Date in accordance with their terms), except where the failure to be in full force and effect would not, individually or in the aggregate, have a Material Adverse Effect on the Company. Except as set forth in Section 3.11(a) of the Company Letter, to the Knowledge of the Company, no Person is challenging the validity or enforceability of any Company Contract, except such challenges which would not, individually or in the aggregate, have a Material Adverse Effect on the Company. Except as set forth in Section 3.11(a) of the Company Letter, neither the Company nor any of its Subsidiaries and, to the Knowledge of the Company, none of the other parties thereto, is in breach of any provision of, or committed or failed to perform any act which (with or without notice or lapse of time or both) would constitute a default under the provisions of, any Company Contract, except for those violations and defaults which would not, individually or in the aggregate, have a Material Adverse Effect on the Company.

      (b) Except as set forth in Section 3.11(b) of the Company Letter, neither the Company nor any of its Subsidiaries is a party to any Contract or written or oral plan, including any stock option plan, stock appreciation rights plan, restricted stock plan or stock purchase plan, with or relating to any current or former employee, director, officer or consultant, any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of the Merger, the Subsequent Merger or any of the other transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement. No holder of any (i) option to purchase shares of Company Common Stock; (ii) rights under the Company Stock Purchase Plan; or (iii) shares of Company Common Stock granted in connection with the performance of services for the Company or its Subsidiaries, is or will be entitled to receive cash from the Company or any Subsidiary in lieu of or in exchange for such option or shares in connection with the Merger, the Subsequent Merger or any of the other transactions contemplated hereby. Section 3.11(b) of the Company Letter sets forth the total amount of indebtedness owed to the Company or its Subsidiaries from each officer or director of the Company and its Subsidiaries.

      (c) For purposes of this Agreement, “Employee Agreement” means each management, employment, severance, retention, consulting or other Contract between the Company, or any ERISA Affiliate, and any current or former employee, director or officer of the Company or any ERISA Affiliate other than offer letters used in the Company’s ordinary course of business that do not provide for severance or other payments after termination of employment or acceleration of any equity award or termination letters or Contracts with respect to former employees entered into in the ordinary course of business prior to the Amendment Date if the Company and its Subsidiaries have no further payment or other material obligations thereunder.

      SECTION 3.12     ERISA. (a) Each Company Plan is listed in Section 3.12(a) of the Company Letter. With respect to each Company Plan, the Company has made available to Parent a true and correct copy of (i) the three (3) most recent annual reports (Form 5500) filed with the IRS; (ii) each such Company Plan that has been reduced to writing and all amendments thereto; (iii) each trust, insurance or administrative Contract relating to each such Company Plan; (iv) a written summary of each unwritten Company Plan; (v) the most recent summary plan description or other written explanation of each Company Plan provided to participants; (vi) the most recent determination letter and request therefor, if any, issued by the IRS with respect to any Company Plan intended to be qualified under Section 401(a) of the Code; (vii) any request for a determination currently pending before the IRS; and (viii) all correspondence with the IRS, the Department of Labor, the SEC or Pension Benefit Guaranty Corporation relating to any outstanding controversy or audit. Each Company Plan complies in all material respects with ERISA, the Code and all other applicable statutes and governmental rules and regulations. Neither the Company nor any of its ERISA Affiliates currently maintains, contributes to or has any liability under or, at any time during the past six (6) years has maintained or contributed to, any pension plan which is subject to Section 412 of the Code or Section 302 of ERISA or Title IV of ERISA. Neither the Company nor any of its ERISA Affiliates currently maintains, contributes to or has any liability under or, at any time during the past six (6) years has maintained or contributed to, any Company Multiemployer Plan (as hereinafter defined).

      (b) Except as listed in Section 3.12(b) of the Company Letter, with respect to the Company Plans, no event or set of circumstances has occurred and, to the Knowledge of the Company, there exists no condition or set of circumstances in connection with which the Company or any of its ERISA Affiliates or any Company Plan fiduciary are, or would reasonably be expected to be, subject to any liability under the terms of such Company Plans, ERISA, the Code or any other applicable law, other than liabilities which would not, individually or in the aggregate, have a Material Adverse Effect on the Company. All Company Plans that are intended by their terms to be, or are otherwise treated by the Company as, qualified under Section 401(a) of the Code have been determined by the IRS to be so qualified, or a timely application for such determination is now pending and the Company is not aware of any reason any such Company Plan is not so qualified in operation. Except as set forth in Section 3.12(b) of the Company Letter, neither the Company nor any of its ERISA Affiliates has any liability or obligation under any welfare plan or Contract to provide benefits after termination of employment to any employee or dependent other than as required by Section 4980B of the Code.

      (c) For purposes of this Agreement, (i) “Company Plan” means a “pension plan” (as defined in Section 3(2) of ERISA (other than a Company Multiemployer Plan)), a “welfare plan” (as defined in Section 3(1) of ERISA) or any bonus, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, phantom stock, holiday pay, vacation, severance, death benefit, sick leave, fringe benefit, insurance or other plan, arrangement or understanding, in each case established or maintained by the Company or any of its ERISA Affiliates or as to which the Company or any of its ERISA Affiliates has contributed or otherwise may have any liability and (ii) “Company Multiemployer Plan” means a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA) to which the Company or any of its ERISA Affiliates is or has been obligated to contribute or otherwise may have any liability.

      (d) Section 3.12(d) of the Company Letter contains a list, as of the Amendment Date, and the Company has heretofore made available to Parent a complete and correct copy, of all (i) severance (other than termination letters or Contracts with respect to former employees entered into in the ordinary course of business prior to the Amendment Date if the Company and its Subsidiaries have no further payment or other material obligations thereunder), employment and material consulting Contracts with employees and consultants of the Company and each of its ERISA Affiliates to which the Company is a party, (ii) severance programs and policies of the Company and each of its ERISA Affiliates with or relating to its employees and (iii) plans, programs, Contracts and other arrangements of the Company and each of its ERISA Affiliates with or relating to its current and former employees containing change of control or similar provisions.

      (e) Except as set forth in Section 3.12(e) of the Company Letter, the Company is not a party to any Contract that would reasonably be expected to result, separately or in the aggregate, in the payment of any “excess parachute payments” within the meaning of Section 280G of the Code as a result of the Merger or the Subsequent Merger.

      (f) With respect to each Company Plan not subject to United States law (a “Company Foreign Benefit Plan”), (i) the fair market value of the assets of each funded Company Foreign Benefit Plan, the liability of each insurer for any Company Foreign Benefit Plan funded through insurance or the reserve shown on the consolidated financial statements of the Company included in the Company SEC Documents for any unfunded Company Foreign Benefit Plan, together with any accrued contributions, is sufficient to procure or provide for the projected benefit obligations, as of the Effective Time, with respect to all current and former participants in such plan based on reasonable, country specific actuarial assumptions and valuations and no transaction contemplated by this Agreement shall cause such assets or insurance obligations or book reserve to be less than such projected benefit obligations and (ii) each Company Foreign Benefit Plan required to be registered has been registered and has been maintained in good standing with the appropriate regulatory authorities.

      (g) The Company, with respect to employees outside of the United States, (i) is not under any legal liability to pay pensions, gratuities, superannuation allowances or the like to any past or present directors, officers, employees or dependents of employees; (ii) has not made ex-gratia or voluntary payments by way of superannuation allowance or pension; and/or (iii) does not maintain any pension schemes or arrangements for payment of the pensions or death benefits or similar arrangements.

      SECTION 3.13     Compliance with Worker Safety and Environmental Laws. The properties, assets and operations of the Company and its Subsidiaries are in compliance with all applicable Worker Safety Laws and Environmental Laws, except for any violations that would not, individually or in the aggregate, have a Material Adverse Effect on the Company. With respect to such properties, assets and operations, including any previously owned, leased or operated properties, assets or operations, there are no events, conditions, circumstances, activities, practices, incidents, actions or plans of the Company or any of its Subsidiaries that may interfere with or prevent compliance or continued compliance with applicable Worker Safety Laws and Environmental Laws, other than any such interference or prevention as would not, individually or in the aggregate, have a Material Adverse Effect on the Company.

      SECTION 3.14     Labor Matters. Neither the Company nor any of its Subsidiaries is a party to any collective bargaining Contract or, except as set forth in Section 3.14 of the Company Letter, any labor Contract. Neither the Company nor any of its Subsidiaries has engaged in any unfair labor practice with respect to any Persons employed by or otherwise performing services primarily for the Company or any of its Subsidiaries (the “Company Business Personnel”), and there is no unfair labor practice complaint or grievance against the Company or any of its Subsidiaries by the National Labor Relations Board or any comparable state agency pending or threatened in writing with respect to the Company Business Personnel, except where such unfair labor practice, complaint or grievance would not, individually or in the aggregate, have a Material Adverse Effect on the Company. There is no labor strike, dispute, slowdown or stoppage pending or, to the Knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries, except any such dispute, strike or work stoppage which would not, individually or in the aggregate, have a Material Adverse Effect on the Company.

      SECTION 3.15     Intellectual Property. (a) Except as set forth in Section 3.15(a) of the Company Letter, the Company and its Subsidiaries own or have a valid right to use all Intellectual Property Rights as are necessary to conduct the business of the Company and its Subsidiaries as currently conducted or planned to be conducted by the Company and its Subsidiaries, taken as a whole, except where the failure to have such Intellectual Property Rights would not, individually or in the aggregate, have a Material Adverse Effect on the Company. Neither the Company nor any of its Subsidiaries has infringed, misappropriated or violated in any material respect any Intellectual Property Rights of any third party, except where such infringement, misappropriation or violation would not, individually or in the aggregate, have a Material Adverse Effect on the Company. No third party infringes, misappropriates or violates any Intellectual Property Rights owned or exclusively licensed by or to the Company or any of its Subsidiaries, except where such infringement, misappropriation or violation would not, individually or in the aggregate, have a Material Adverse Effect on the Company.

      (b) Section 3.15(b) of the Company Letter contains a list as of the Amendment Date of (i) all material registered United States, state and foreign trademarks, service marks, logos, trade dress and trade names and pending applications to register the foregoing; (ii) all United States and material foreign patents and patent applications; and (iii) all material registered United States and foreign copyrights and pending applications to register the same, in each case owned by the Company and its Subsidiaries.

      (c) Except as set forth in the Company SEC Documents filed prior to the Amendment Date or in Section 3.15(c) of the Company Letter, (i) as of the Amendment Date, to the Knowledge of the Company, there are no actions, suits or claims or administrative proceedings or investigations pending or threatened that challenge or question the Intellectual Property Rights of the Company or any of its Subsidiaries and (ii) there are no actions, suits or claims, or administrative proceedings or investigations pending or, to the Knowledge of Company, threatened that challenge or question the Intellectual Property Rights of the Company or any of its Subsidiaries and that, if adversely decided, would, individually or in the aggregate, have a Material Adverse Effect on the Company.

      SECTION 3.16     Opinion of Financial Advisor. The Company has received the opinion of Bear, Stearns & Co. Inc., as of the Amendment Date, to the effect that, as of the Amendment Date, the Per Share Merger Consideration is fair to the Company’s stockholders from a financial point of view.

      SECTION 3.17     State Takeover Statutes; Certain Charter Provisions. The Board of Directors of the Company has, to the extent such statutes are applicable, taken all action (including appropriate approvals of the Board of Directors of the Company) necessary to exempt Parent, its Subsidiaries and Affiliates, the Merger, the Subsequent Merger, this Agreement and the transactions contemplated hereby from Section 203 of the DGCL and Article EIGHTH of the Company Charter. To the Knowledge of the Company, no other state takeover statutes or charter or bylaw provisions are applicable to the Merger and/or the Subsequent Merger, this Agreement or the transactions contemplated hereby.

      SECTION 3.18     Required Vote of Company Stockholders. The affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock is required to approve and adopt this Agreement. No other vote of the securityholders of the Company is required by law, the Company Charter, the Company Bylaws or otherwise in order for the Company to consummate the Merger, the Subsequent Merger and the other transactions contemplated hereby.

      SECTION 3.19     Reorganization. Neither the Company nor any of its Subsidiaries has taken any action which action would, to the Knowledge of the Company, jeopardize the qualification of the Merger and the Subsequent Merger, taken together, as a “reorganization” within the meaning of Section 368(a) of the Code, and the Company does not have any knowledge of any fact or circumstance that, to the Knowledge of the Company, would prevent the Merger and the Subsequent Merger, taken together, from qualifying as a

“reorganization” within the meaning of Section 368(a) of the Code; provided, however, that the parties acknowledge that special counsel to each of Parent and the Company will not be able to conclude that the “continuity of interest” requirement necessary for the Merger and Subsequent Merger (if consummated), taken together, to so qualify will be met unless prior to the Effective Time, the per share fair market value of Parent Common Stock increases so that the aggregate fair market value of the Per Share Stock Consideration, stated as a percentage of the aggregate fair market value of the Per Share Merger Consideration and other cash deliverable pursuant to the Merger (and any amounts to be paid with respect to Dissenting Shares) is sufficient to permit special counsel to each of Parent and the Company to conclude that the “continuity of interest” requirement will be satisfied. If the fair market value of the Parent Common Stock does not increase sufficiently to permit special counsel to each of Parent and the Company to conclude that the “continuity of interest” requirement will be satisfied, or the “continuity of interest” requirement is otherwise not satisfied due to the fair market value of the Parent Common Stock, neither the Company nor any of its Subsidiaries shall be deemed to have breached any representation, covenant or agreement in this Agreement by reason of any failure to satisfy such requirement or by reason of any inability of either party’s special counsel to conclude that the Merger and Subsequent Merger (if consummated) would satisfy such requirement, or, in either of the foregoing cases, by reason of the failure of the Subsequent Merger to be consummated.

      SECTION 3.20     Brokers. No broker, investment banker or other Person, other than Bear, Stearns & Co. Inc., the fees and expenses of which will be paid by the Company (as reflected in an agreement between Bear, Stearns & Co. Inc. and the Company, dated March 23, 2004, a copy of which has been furnished to Parent), is entitled to any broker’s, finder’s or other similar fee or commission in connection with the Merger, the Subsequent Merger or any of the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company.

      SECTION 3.21     Rights Agreement. The Company has amended the Rights Agreement to (i) render the Rights Agreement inapplicable to the Merger, the Subsequent Merger and the other transactions contemplated hereby and (ii) provide that none of Sub, Parent or any Affiliate of Parent shall be deemed an Acquiring Person (as defined in the Rights Agreement), the Distribution Date (as defined in the Rights Agreement) shall not be deemed to occur and the Rights will not separate from the shares of Company Common Stock as a result of entering into this Agreement or consummating the Merger, the Subsequent Merger or any of the other transactions contemplated hereby.

ARTICLE IV

COVENANTS RELATING TO CONDUCT OF BUSINESS

      SECTION 4.1     Conduct of Business Pending the Merger. (a) Except as expressly permitted by clauses (i) through (xix) of this Section 4.1(a), during the period from the Original Agreement Date through the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, in all material respects carry on its business in the ordinary course of its business as currently conducted and, to the extent consistent therewith, use reasonable best efforts to preserve intact its current business organizations, keep available the services of its current officers and employees and preserve its relationships with customers, suppliers and others having business dealings with it to the end that its goodwill and ongoing business shall be unimpaired at the Effective Time. Without limiting the generality of the foregoing, and except as otherwise expressly contemplated by this Agreement or as set forth in Section 4.1 of the Company Letter (with specific reference to the applicable subsection below), the Company shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed):

(i) (A) declare, set aside or pay any dividends on, or make any other actual, constructive or deemed distributions in respect of, any of its capital stock, or otherwise make any payments to its stockholders in their capacity as such other than dividends or distributions from wholly owned Subsidiaries of the Company, (B) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (C) purchase, redeem or otherwise acquire any shares of capital stock of the Company or any Subsidiary or any other securities thereof or any rights, warrants or options to acquire, any such shares or other securities;

(ii) issue, deliver, sell, pledge, dispose of or otherwise encumber any shares of its capital stock, any other voting securities or equity equivalent or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities, equity equivalent or convertible securities, other than (A) the issuance of shares of Company Common Stock upon the exercise of Company Stock Options outstanding on the Original Agreement Date or issuances pursuant to options that are granted after the Original Agreement Date in accordance with Section 4.1(a)(ii)(C), in each case, in accordance with their respective terms; (B) the issuance of shares of Company Common Stock pursuant to the Company Stock Purchase Plan in accordance with its current terms; (C) additional options to acquire shares of Company Common Stock granted under the terms of any Company Stock Option Plan as in effect on the Original Agreement Date in the ordinary course of business consistent with past practice and which stock options have an exercise or purchase price at least equal to the fair market value of the Company Common Stock of the date of grant, provided that the aggregate number of shares of Company Common Stock issuable upon exercise of options granted pursuant to this Section 4.1(a)(ii)(C) following the Original Agreement Date shall in no event exceed the number of shares of Company Common Stock set forth in Section 4.1(a)(ii)(C) of the Company Letter; (D) transfers or issuances of shares of any Subsidiary of the Company to the Company or any of its wholly-owned Subsidiaries; (E) the issuance of up to 210,000 restricted shares of Company Common Stock under the Company’s 1996 Stock Incentive Plan pursuant to the retention plan referenced in Section 4.1(a)(ix) for the benefit of employees of the Company; and (F) where required by applicable law, issuances of director qualifying shares in jurisdictions other than the United States; provided, however, that the Company shall take all actions necessary so that no option issued in accordance with clause (ii)(C) to any employee of the Company or any of its Subsidiaries who is hired after the Original Agreement Date shall accelerate in connection with the Merger, the Subsequent Merger or any of the other transactions contemplated by this Agreement, including by reason of any subsequent termination of employment or service;

(iii) amend its certificate of incorporation or bylaws or other comparable organizational documents;

(iv) acquire or agree to acquire by merging or consolidating with, by purchasing a substantial portion of the assets of or equity in or by any other manner, any business or any corporation, limited liability company, partnership, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets, other than assets acquired in the ordinary course of business and not material to the Company and its Subsidiaries, taken as a whole;

(v) sell, transfer, lease, license (as licensor of Intellectual Property Rights of the Company), mortgage, pledge, encumber or otherwise dispose of any of its properties or assets, other than sales, leases or licenses of inventory, products or services or licenses of Intellectual Property Rights associated with the sale of such products or services, in each case, in the ordinary course of business and not material to the Company and its Subsidiaries, taken as a whole;

(vi) incur any indebtedness for borrowed money, guarantee any such indebtedness or make any loans, advances or capital contributions to, or other investments in, any other Person, other than (A) indebtedness, loans, advances, capital contributions and investments between the Company and any of its wholly owned Subsidiaries or between any of such wholly owned Subsidiaries; (B) additional letters of credit under the Company’s existing facility not exceeding $5,000,000; (C) refinancings, refundings or replacements of indebtedness, guarantees and investments in existence on the Original Agreement Date, provided that the outstanding principal amount is not thereby increased; (D) relocation loans and advances of travel, relocation and other business expenses to employees, in each case, in the ordinary course of business and consistent with past practice; and (E) indemnification advances to directors and officers pursuant to applicable law, the Company Bylaws, and/or indemnification agreements existing as of the Original Agreement Date;

(vii) merge, liquidate, reorganize or restructure or otherwise alter in any fashion the corporate structure of the Company or any of its Subsidiaries;

(viii) enter into, adopt or amend any severance plan, Company Plan, Employee Agreement or material consulting Contract, except as required by applicable law, including the Company Stock Option Plans, other than any severance Contract with non-officer employees involving payments to any such employee not in excess of $100,000 individually (or $200,000 individually with respect to officers) or $1,000,000 in the aggregate with respect to all employees (including officers) so long as, in each case, such severance Contract is in the ordinary course of business consistent with past practice and contains a customary release from such employee to the benefit of the Company and its Subsidiaries;

(ix) increase the compensation payable or to become payable to its directors, officers or employees (except for increases in the ordinary course of business consistent with past practice in salaries or wages of employees of the Company or any of its Subsidiaries who are not officers of the Company), other than as required by law, or a Contract or Company Plan existing on the Original Agreement Date, or establish, adopt, enter into or, except as may be required to comply with applicable law, amend or take action to enhance or accelerate any rights or benefits under, any labor, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, Contract, trust, fund, policy or arrangement for the benefit of any current or former director, officer or employee; provided, however, that prior to the Effective Time, the Company may implement a retention plan for the benefit of those employees of the Company and its Subsidiaries mutually selected by the Company and Parent, which shall provide for the payment of retention benefits to such employees in an aggregate amount not to exceed $5 million and payable 12 months after the Effective Time, or at such earlier time and subject to such other terms upon which the Company and Parent shall mutually agree, and the issuance of up to 210,000 restricted shares of Company Common Stock to employees of the Company and its Subsidiaries under the Company’s 1996 Stock Incentive Plan on the terms upon which the Company and Parent shall mutually agree; provided, further, that no employee of the Company or any of its Subsidiaries that is identified as being party to a Contract set forth in Items 18 through 32 of Section 3.12(d)(i) of the Company Letter shall be entitled to receive any of the foregoing retention benefits (including any restricted shares of Company Common Stock);

(x) knowingly violate or knowingly fail to perform any obligation or duty imposed upon it or any Subsidiary by any applicable material federal, state or local law, rule, regulation, guideline or ordinance;

(xi) make or adopt any change to its accounting methods, practices or policies (other than actions which are required to be taken by GAAP or under SEC rules, regulations or requirements and requirements communicated to the Company by its independent auditors);

(xii) prepare or file any Tax Return in a manner that is materially inconsistent with past practice or, on any such Tax Return, take any material position, make any material election or adopt any material method that is inconsistent with positions taken, elections made or methods used in preparing or filing similar Tax Returns in prior periods; provided, however, that no covenant described in this Section 4.1(a) shall be deemed to be breached by reason of preparing or filing a Tax Return (or, on any Tax Return, taking any position, making any election, or adopting any method) consistent with a private letter ruling received by the Company from the IRS after the Original Agreement Date;

(xiii) settle or compromise any material federal, state, local or foreign income tax liability; provided, however, that no covenant described in this Section 4.1(a) shall be deemed to be breached by reason of a settlement or compromise of any Tax liability consistent with a private letter ruling received by the Company from the IRS after the Original Agreement Date;

(xiv) enter into any material Contract outside of the ordinary course of business or that if entered into on or prior to the Original Agreement Date would be required to be disclosed in the Company Letter pursuant to clause (i) (excluding Contracts described in Item 601(b)(10)(iii) of Regulation S-K) or any of clauses (vii) through (ix) of Section 3.11(a) (other than, with respect to Contracts described in clause (ix) of Section 3.11(a), any distribution Contract entered into in the ordinary course of business consistent with past practice with existing U.S. distributors of the Company or any of its Subsidiaries) or amend or terminate any Company Contract unless such amendment or termination is in the ordinary course of business and would not be materially adverse to the Company or any of its Subsidiaries;

(xv) enter into any Contract (A) that would, after the Effective Time, restrict Parent or any of its Subsidiaries (including the Company and its Subsidiaries) with respect to engaging in any line of business or conducting business in any geographical area (other than field of use or territorial restrictions of third party Intellectual Property Rights in licenses under which the Company or any of its Subsidiaries is the licensee and which are entered into in the ordinary course of business), (B) that obligates the Company or any of its Affiliates (including Parent or any of its Subsidiaries following the Merger) to extend most favored nation pricing to any Person other than Contracts with such provisions that are entered into in the ordinary course of business consistent with the Company’s past practices, or (C) that imposes obligations on the Company or any of its Affiliates (including Parent or any of its Subsidiaries following the Merger) with respect to non-solicitation of customers or suppliers or imposes exclusivity obligations on the Company or any of its Affiliates (including Parent or any of its Subsidiaries following the Merger) with respect to any customer or supplier;

(xvi) make or agree to make any new capital expenditure or expenditures which, individually, is in excess of $1,000,000 or, in the aggregate, are in excess of $10,000,000;

(xvii) waive or release any material right or claim or pay, discharge or satisfy any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice or in accordance with their terms, of liabilities reflected or reserved against in the most recent Company SEC Documents filed prior to the Amendment Date, or incurred in the ordinary course of business consistent with past practice;

(xviii) initiate any material litigation or arbitration proceeding, settle or compromise any material litigation or arbitration proceeding or initiate, settle or compromise any claim involving intellectual property; or

(xix) authorize or announce an intention to do any of the foregoing or enter into any Contract to do any of the foregoing.

      (b) During the period from the Original Agreement Date to the Effective Time, Parent shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed):

(i) (A) declare, set aside or pay any dividends on, or make any other actual, constructive or deemed distributions in respect of, any capital stock of Parent, (B) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, (C) purchase, redeem or otherwise acquire any shares of capital stock of Parent or any Subsidiary or any other securities thereof or any rights, warrants or options to acquire, any such shares or other securities (other than pursuant to Contracts in existence on the Original Agreement Date or pursuant to any Parent Stock Plan);

(ii) amend the Parent Charter or the Parent Bylaws except as contemplated by clause (vi) below;

(iii) acquire or agree to acquire by merging or consolidating with, by purchasing a substantial portion of the assets of or equity in or by any other manner, any business or any corporation, limited liability company, partnership, association or other business organization or division thereof, other than acquisitions in which the fair market value of the total consideration (including the value of indebtedness acquired or assumed), determined as of the date of any definitive agreement relating thereto, does not exceed $100,000,000 in the aggregate and that would not prevent or delay beyond the End Date the consummation of the Merger, the Subsequent Merger or any of the other transactions contemplated hereby;

(iv) adopt a plan or agreement of complete or partial liquidation or dissolution of Parent;

(v) sell or transfer all or substantially all of the assets of Parent and its Subsidiaries, taken as a whole;

(vi) increase, or take any action to increase, the size of the Board of Directors of Parent, except for adding up to two directors (one of whom will be added to comply with Section 5.16); or

(vii) authorize or announce an intention to do any of the foregoing or enter into any Contract to do any of the foregoing.

      Notwithstanding the foregoing, nothing contained in this Agreement shall prohibit Parent from adopting a stockholder rights plan (so long as any such plan shall not prevent or delay beyond the End Date the consummation of the Merger, the Subsequent Merger or any of the other transactions contemplated hereby) and issuing securities pursuant thereto or amending the Parent Charter to increase the number of shares authorized thereby.

      SECTION 4.2     No Solicitation. (a) From the Original Agreement Date until the earlier of the Effective Time or the date on which this Agreement is terminated in accordance with the terms hereof, the Company shall not, nor shall it permit any of its Subsidiaries to, nor shall the Company authorize or permit any officer, director or employee of or any financial advisor, attorney or other advisor or representative of, the Company or any of its Subsidiaries to, directly or indirectly, (i) solicit, initiate or knowingly encourage the submission of, any Takeover Proposal (as hereinafter defined); (ii) enter into any letter of intent or agreement with respect to any Takeover Proposal; or (iii) participate in any discussions or negotiations regarding, or furnish to any Third Party (as hereinafter defined) any information with respect to, or take any other action to knowingly facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Takeover Proposal; provided, however, that nothing contained in this Agreement shall prevent the Company or its Board of Directors from (A) complying with Rules 14d-9 and 14e-2 under the Exchange Act or (B) furnishing non-public information regarding the Company to, or entering into discussions or negotiations with, any Third Party in connection with an unsolicited bona fide written Takeover Proposal by such Third Party, if and only to the extent that, with respect to clause (B) above, (1) such Takeover Proposal is or is reasonably likely to result in a Superior Proposal in the good faith judgment of the Board of Directors of the Company, after consultation with its outside financial advisors, (2) prior to furnishing such non-public information to, or entering into discussions or negotiations with, such Third Party, such Board of Directors receives from such Third Party an executed confidentiality agreement with provisions not less favorable to the Company than those contained in the Confidentiality Agreement (as hereinafter defined) and the Company provides 24 hours advance written notice to Parent of the identity of the Third Party or entity making, and the proposed terms and conditions of, such Takeover Proposal, (3) the Company shall have provided (or shall contemporaneously provide) to Parent a copy of all written materials delivered to the Third Party making the Takeover Proposal in connection with such Takeover Proposal and made available to Parent all materials and information made available to the Third Party making the Takeover Proposal in connection with such Takeover Proposal, in each case, only to the extent not previously provided or made available to the other parties hereto, and (4) the Company shall have fully complied with this Section 4.2. For purposes of this Agreement, (i) “Takeover Proposal” means any inquiry, offer or proposal by a Third Party relating to any Acquisition Transaction; (ii) “Acquisition Transaction” means any transaction or series of related transactions other than the Merger involving: (A) any acquisition or purchase from the Company by any Third Party of more than a 15% interest in the total outstanding voting securities of the Company or any of its Subsidiaries or any tender offer or exchange offer that if consummated would result in any Third Party beneficially owning 15% or more of the total outstanding voting securities of the Company or any of its Subsidiaries or any merger, consolidation, business combination or similar transaction involving the Company pursuant to which the stockholders of the Company immediately preceding such transaction hold less than 85% of the equity interests in the surviving or resulting entity of such transaction, (B) any sale, lease, exchange, transfer, license, acquisition or disposition of more than 15% of the assets of the Company and its Subsidiaries, taken as a whole, or (C) any liquidation, dissolution, recapitalization or other significant corporate reorganization of the Company; (iii) “Superior Proposal” means a bona fide binding written proposal reasonably capable of being consummated in the good faith judgment of the Board of Directors of the Company made by a Third Party to acquire, directly or indirectly, pursuant to a tender offer, exchange offer, merger, consolidation or other business combination, all or substantially all of the assets of the Company and its Subsidiaries, taken as a whole, or in excess of 50% of the outstanding voting securities of the Company and as a result of which the stockholders of the Company immediately preceding such transaction would cease to hold at least 50% of the equity interests in the surviving or resulting entity of such transaction, on terms that in the reasonable good faith judgment of the Board of Directors of Company, after consultation with its outside financial advisors, would cause the proposal, if consummated, to be more favorable to Company’s stockholders from a financial point of view than the Merger and the Subsequent Merger, taken together, taking into account all the terms and conditions of such proposal and this Agreement (including any proposal by either party to amend the terms of this Agreement); and (iv) “Third Party” means any Person or group (as defined under Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder) other than Parent and its Affiliates.

      (b) The Company agrees that it and its Subsidiaries shall, and the Company shall direct its and its Subsidiaries’ respective officers, directors, employees, representatives and agents to, immediately cease and cause to be terminated any activities, discussions or negotiations with any Third Party with respect to any Takeover Proposal. The Company shall advise Parent orally (within 48 hours) and in writing (as promptly as practicable) of (i) the receipt of any Takeover Proposal or any inquiry with respect to or which could lead to any Takeover Proposal; (ii) the proposed terms and conditions of such Takeover Proposal; and (iii) the identity of the Third Party making any such Takeover Proposal or inquiry. The Company will keep Parent fully informed on a current basis of the status and details of any such Takeover Proposal or inquiry. The Company also agrees that it will promptly request each Person that has heretofore executed a confidentiality agreement in connection with any Takeover Proposal to return or destroy all confidential information heretofore furnished to such Third Party by or on behalf of it or any of its Subsidiaries.

      SECTION 4.3     Third Party Standstill Agreements. During the period from the Original Agreement Date through the Effective Time, the Company (a) shall not terminate, amend, modify or waive any provision of any confidentiality agreement relating to a Takeover Proposal or standstill agreement to which the Company or any of its Subsidiaries is a party (other than any involving Parent) and (b) agrees to enforce, to the fullest extent permitted under applicable law, the provisions of any such agreements, including obtaining injunctions to prevent any breaches of such agreements and to enforce specifically the terms and provisions thereof in any court of the United States or any state thereof having jurisdiction; provided, that the Company shall not be required to take, or be prohibited from taking, any action otherwise prohibited by this Section 4.3, if, in the good faith judgment of the Company’s Board of Directors, after consultation with outside counsel of the Company, such action or inaction, as the case may be, would violate the fiduciary duties of the Company’s Board of Directors to the Company’s stockholders.

      SECTION 4.4     Reorganization. During the period from the Amendment Date through the Effective Time, unless the other parties hereto shall otherwise agree in writing, none of the Parent, the Company or any of their respective Subsidiaries (including, without limitation, Sub and Sister Subsidiary) shall take any action, which action would, to the Knowledge of Parent or the Knowledge of the Company, respectively, jeopardize the qualification of the Merger and the Subsequent Merger (if consummated), taken together, as a “reorganization” within the meaning of Section 368(a) of the Code or otherwise cause special counsel to be unable to render the tax opinions set forth in Section 1.16; provided, however, that nothing herein shall require any party to agree to amend the terms of this Agreement or waive any rights under this Agreement; provided, further, that the parties acknowledge that special counsel to each of Parent and the Company will not be able to conclude that the “continuity of interest” requirement necessary for the Merger and Subsequent Merger (if consummated), taken together, to so qualify will be met, and special counsel will not be able to render the tax opinions set forth in Section 1.16, unless, prior to the Effective Time, the per share fair market value of the Parent Common Stock increases so that, as of the Effective Time, the aggregate fair market value of the Per Share Stock Consideration, stated as a percentage of the aggregate fair market value of the Per Share Merger Consideration and other cash deliverable pursuant to the Merger (and any amounts to be paid with respect to Dissenting Shares), is sufficient to permit special counsel to each of Parent and the Company to conclude that the “continuity of interest” requirement will be satisfied, and nothing herein shall be construed to require Parent, the Company, any of their respective Subsidiaries, Sub or Sister Subsidiary to refrain from taking any action or to take any action so as to cause the fair market value of the Parent Common Stock to be sufficient to satisfy such requirement. Without limiting the foregoing, if the fair market value of the Parent Common

Stock does not increase sufficiently to permit special counsel to each of Parent and the Company to conclude that the “continuity of interest” requirement will be satisfied, or the “continuity of interest” requirement is otherwise not satisfied due to the fair market value of the Parent Common Stock, no party shall be deemed to have breached any representation, covenant or agreement in this Agreement by reason of any inability of either party’s special counsel to conclude that the Merger and Subsequent Merger (if consummated) would satisfy such requirement or, in such event, by reason of the failure of the Subsequent Merger to be consummated; provided, further, that nothing in this Section 4.4 shall be construed to require Parent to cause the Subsequent Merger to be consummated except strictly upon satisfaction of the conditions, and in accordance with the terms of, Section 1.16.

ARTICLE V

ADDITIONAL AGREEMENTS

      SECTION 5.1     Company Stockholder Meeting. (a) The Company will, as soon as practicable following the Amendment Date, duly call, give notice of, convene and hold a meeting of stockholders (the “Company Stockholder Meeting”) to be held as promptly as practicable after the declaration of effectiveness of the Registration Statement for the purpose of the Company’s stockholders duly approving and adopting this Agreement (the “Company Stockholder Approval”). The Company shall ensure that the Company Stockholder Meeting is called, noticed, convened, held and conducted and that all proxies solicited by it in connection with the Company Stockholder Meeting are solicited in compliance with the, its certificate of incorporation and bylaws, the rules of Nasdaq and all other applicable laws, as applicable.

      (b) The Company shall, through its Board of Directors, recommend to its stockholders approval and adoption of this Agreement, shall use all reasonable efforts to solicit such approval and adoption by its stockholders and such Board of Directors or committee thereof shall not withhold, withdraw, qualify, amend or modify in a manner adverse to Parent such recommendation or its declaration that this Agreement and the Merger are advisable and fair to and in the best interest of the Company and its stockholders or resolve or propose to do any of the foregoing, except if (i) the Company has complied with Section 4.2 and (ii) in the good faith judgment of the Company’s Board of Directors, after consultation with the outside counsel of the Company, the making of, or the failure to withhold, withdraw, qualify, amend or modify, such recommendation would violate the fiduciary duties of such Board of Directors to the Company’s stockholders under applicable law. The Company agrees to submit this Agreement to its stockholders for approval and adoption whether or not the Board of Directors of the Company determines at any time subsequent to the Original Agreement Date that this Agreement is no longer advisable and recommends that the stockholders of the Company reject it.

      SECTION 5.2     Preparation of the Registration Statement and the Proxy Statement. As promptly as practicable after the Amendment Date (and within twenty (20) days if reasonably possible), Parent and the Company shall promptly prepare and the Company shall promptly file with the SEC the Proxy Statement and Parent shall prepare and file with the SEC the Registration Statement, in which the Proxy Statement will be included as a prospectus, in each case, by means of an amendment to that certain registration statement on Form S-4 (Reg. No. 333-116794). Each of Parent and the Company shall promptly respond to any comments from the SEC and shall use its reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing. Each of Parent and the Company will notify the other promptly upon the receipt of any comments from the SEC or its staff in connection with the filing of, or amendments or supplements to, the Registration Statement and/or the Proxy Statement. Whenever any event occurs which, in the good faith judgment of Parent or the Company, as the case may be, is required to be set forth in an amendment or supplement to the Proxy Statement or the Registration Statement, Parent or the Company, as the case may be, will promptly inform the other of such occurrence and cooperate in filing with the SEC and/or mailing to stockholders of Parent and/or the Company, such amendment or supplement. Parent shall provide the Company (and its counsel) with a reasonable opportunity to review and comment on the Registration Statement and the Company shall provide Parent (and its counsel) with a reasonable opportunity to review and comment on the Proxy Statement, and, in either case, any amendment or supplement thereto, prior to filing such with the SEC, and each of Parent and the Company will provide the other with a copy of such filings made with the SEC. The Company will reasonably cooperate with Parent with respect to such filings. As promptly as practicable after the Registration Statement shall have become effective, the Company shall distribute the Proxy Statement to its stockholders. Parent shall also take any actions reasonably required to be taken under applicable state securities laws in connection with the Share Issuance.

      SECTION 5.3     Access to Information. Subject to currently existing contractual and legal restrictions applicable to Parent or to the Company or any of their respective Subsidiaries, as the case may be, each of Parent and the Company shall, and shall cause each of its Subsidiaries to, upon reasonable notice, afford to the accountants, counsel, financial advisors and other representatives of the other reasonable access to, and permit them to make such inspections as they may reasonably require of, during normal business hours during the period from the Original Agreement Date through the Effective Time, all of its employees, properties, books, contracts, commitments and records (including the work papers of independent accountants, if available and subject to the consent of such independent accountants), and, during such period, each of Parent and the Company shall, and shall cause each of its Subsidiaries to, furnish promptly to the other (i) a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of federal or state securities laws and (ii) all other information concerning its business, properties and personnel as the other may reasonably request; provided, however, that either the Company or Parent, as the case may be, may restrict the foregoing access to the extent that disclosure of any such information or document would result in the loss of the attorney-client privilege. All requests for information and access made pursuant to this Section 5.3 shall be directed to an executive officer of either Parent or the Company, as applicable, or such person as may be designated by its executive officers. No investigation pursuant to this Section 5.3 shall affect any representation or warranty in this Agreement of any party hereto or any condition to the obligations of the parties hereto. All information obtained pursuant to this Section 5.3 shall be kept confidential and used only in accordance with the Confidentiality Agreement, dated April 28, 2003, between Parent and the Company (the “Confidentiality Agreement”).

      SECTION 5.4     Compliance with the Securities Act. Section 5.4 of the Company Letter contains a list identifying all Persons who, as of the Original Agreement Date, may be deemed to be “affiliates” of the Company as that term is used in paragraphs (c) and (d) of Rule 145 under the Securities Act (the “Rule 145 Affiliates”). The Company has provided Parent with written agreements in substantially the form of Exhibit C hereto (the “Company Affiliate Letter”), executed by each of such Persons identified in the foregoing list. Prior to the Effective Time, the Company shall amend and supplement Section 5.4 of the Company Letter so as to identify all of the Company’s Rule 145 Affiliates as of immediately prior to the Effective Time and use its reasonable best efforts to cause each additional Person who is identified as a Rule 145 Affiliate of the Company to execute the Company Affiliate Letter. Parent shall be entitled to place appropriate legends on the certificates evidencing any Parent Common Stock to be received by affiliates of the Company pursuant to this Agreement and to issue appropriate stop transfer instructions to the transfer agent for the Parent Common Stock, consistent with the terms of the Company Affiliate Letter.

      SECTION 5.5     Current Nasdaq Quotation. Each of Parent and the Company shall use its reasonable best efforts to continue the quotation of the Parent Common Stock and the Company Common Stock on Nasdaq, respectively, during the term of this Agreement.

      SECTION 5.6     Fees and Expenses. (a) Except as provided in this Section 5.6, whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement, the Merger, the Subsequent Merger and the other transactions contemplated hereby, including the fees and disbursements of counsel, financial advisors and accountants, shall be paid by the party incurring such costs and expenses, provided that all printing expenses and all filing fees (including filing fees under the Securities Act, the Exchange Act and the HSR Act) shall be divided equally between Parent and the Company.

      (b) Notwithstanding any provision in this Agreement to the contrary, if this Agreement is terminated (i) by the Company or Parent pursuant to Section 7.1(e) and a Takeover Proposal existed between the Original Agreement Date and the date of the termination of this Agreement, (ii) by Parent pursuant to

Section 7.1(f) or (iii) by the Company pursuant to Section 7.1(g), then, in each case, the Company shall (without prejudice to any other rights Parent may have against the Company for breach of this Agreement) reimburse Parent upon demand by wire transfer of immediately available funds to an account specified in writing by Parent for all reasonable out-of-pocket fees and expenses incurred or paid by or on behalf of Parent or any Affiliate of Parent in connection with this Agreement, the Merger, the Subsequent Merger and the other transactions contemplated herein (other than wages, salaries or employee benefits paid or due to employees of Parent or any of its Affiliates), including all fees and expenses of counsel, investment banking firms, accountants and consultants; provided, however, that the Company shall not be obligated to make payments pursuant to this Section 5.6(b) in excess of $10,000,000 in the aggregate.

      (c) Notwithstanding any provision in this Agreement to the contrary, if (i) this Agreement is terminated by the Company or Parent pursuant to Section 7.1(e) and a Takeover Proposal existed between the Original Agreement Date and the date of the termination of this Agreement and, concurrently with or within twelve months after any such termination a Company Acquisition Transaction occurs or the Company or any of its Subsidiaries shall enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement with respect to a Company Acquisition Transaction, (ii) this Agreement is terminated by Parent pursuant to Section 7.1(f) or (iii) this Agreement is terminated by the Company pursuant to Section 7.1(g), then, in each case, the Company shall (in addition to any obligation under Section 5.6(b) and without prejudice to any other rights that Parent may have against the Company for a breach of this Agreement) pay to Parent a fee (the “Termination Fee”) of $44,445,000 by wire transfer of immediately available funds to an account specified in writing by Parent, such payment to be made promptly, but in no event later than, in the case of clause (i), the earlier to occur of such Company Acquisition Transaction and the entry into such letter of intent, agreement in principle, acquisition agreement or similar agreement with respect to a Company Acquisition Transaction, in the case of clause (ii), one business day after such termination, or, in the case of clause (iii), on the date of such termination.

      (d) Notwithstanding any provision in this Agreement to the contrary, if this Agreement is terminated by the Company pursuant to Section 7.1(h), then Parent shall (without prejudice to any other rights the Company may have against Parent for breach of this Agreement) reimburse the Company upon demand by wire transfer of immediately available funds to an account specified in writing by the Company for all reasonable out-of-pocket fees and expenses incurred or paid by or on behalf of the Company or any Affiliate of the Company in connection with this Agreement, the Merger, the Subsequent Merger and the other transactions contemplated herein (other than wages, salaries or employee benefits paid or due to employees of the Company or any of its Affiliates), including all fees and expenses of counsel, investment banking firms, accountants and consultants; provided, however, that Parent shall not be obligated to make payments pursuant to this Section 5.6(d) in excess of $10,000,000 in the aggregate.

      (e) Notwithstanding any provision in this Agreement to the contrary, if this Agreement is terminated by the Company pursuant to Section 7.1(h), then Parent shall (in addition to any obligation under Section 5.6(d) and without prejudice to any other rights that the Company may have against Parent for a breach of this Agreement) pay to the Company a fee of $44,445,000 upon demand by wire transfer of immediately available funds to an account specified in writing by the Company.

      (f) Each of the parties hereto acknowledges that the agreements contained in Sections 5.6(b), 5.6(c), 5.6(d) and 5.6(e) are an integral part of the Merger, the Subsequent Merger and the other transactions contemplated by this Agreement, and that, without these agreements the Company or Parent, as the case may be, would not enter into this Agreement; accordingly, if the Company or Parent, as the case may be, fails to promptly pay the amounts due pursuant to Sections 5.6(b) and 5.6(c) or Sections 5.6(d) and 5.6(e), as the case may be, and, in order to obtain such payment Parent or the Company, as the case may be, commences a suit which results in a judgment against the other party for any of the amounts set forth in Sections 5.6(b) and 5.6(c) or Sections 5.6(d)and 5.6(e), as the case may be, such other party shall pay to Parent or the Company, as the case may be, its costs and expenses (including attorneys’ fees) in connection with such suit, together with interest on the amounts due pursuant to Sections 5.6(b) and 5.6(c) or Sections 5.6(d) and 5.6(e), as the case may be, at the prime rate of Citibank, N.A. in effect on the date such payment was required to be made.

      (g) For purposes of this Section 5.6, “Company Acquisition Transaction” means any transaction or series of transactions involving: (i) a merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company pursuant to which the stockholders of the Company immediately preceding such transaction hold less than seventy percent (70%) of the aggregate equity interests in the surviving or resulting entity of such transaction or any direct or indirect parent thereof, (ii) a sale or other disposition by the Company or any of its Subsidiaries of assets representing in excess of twenty percent (20%) of the aggregate fair market value of the assets of the Company and its Subsidiaries, taken as a whole, immediately prior to such sale or other disposition, or (iii) the acquisition by any Third Party (including by way of a tender offer or an exchange offer or issuance by the party or Third Party), directly or indirectly, of beneficial ownership or a right to acquire beneficial ownership of shares representing in excess of twenty percent (20%) of the voting power of the then-outstanding shares of capital stock of the Company.

      For purposes of this Section 5.6, each of the parties hereto acknowledges that this Agreement may only be deemed to be terminated by a party hereto pursuant to a single subsection of Section 7.1.

      SECTION 5.7     Company Stock Plans and Company Stock Purchase Plan.

      (a) Except as provided in Section 5.7(c), not later than the Effective Time, each Company Stock Option (and related stock appreciation right (“SAR”)) which is outstanding immediately prior to the Effective Time pursuant to the Company Stock Option Plans shall be assumed by Parent and become and represent an option and related SAR to purchase the number of shares of Parent Common Stock (a “Substitute Option”) (decreased to the nearest full share) determined by multiplying (i) the number of shares of Company Common Stock subject to such Company Stock Option immediately prior to the Effective Time by (ii) the Option Exchange Ratio (as hereinafter defined), at an exercise price per share of Parent Common Stock (rounded up to the nearest cent) equal to the exercise price per share of Company Common Stock under such Company Stock Option immediately prior to the Effective Time divided by the Option Exchange Ratio. After the Effective Time, except as provided above in this Section 5.7(a), each Substitute Option shall be exercisable upon the same terms and conditions as were applicable under the related Company Stock Option immediately prior to the Effective Time, after giving effect to any acceleration, lapse or other vesting occurring by operation of the Merger and the Subsequent Merger. The Company shall take all necessary action to implement and make effective the provisions of this Section 5.7(a). For purposes of this Agreement, the “Option Exchange Ratio” means the sum of (A) the Exchange Ratio plus (B) a ratio, the numerator of which is the Per Share Cash Consideration and the denominator of which is the average of the last reported sale price per share of Parent Common Stock on Nasdaq on each of the 10 trading days immediately preceding the Effective Time. For purposes of this Section 5.7 and Section 5.17, “Company Stock Options” shall include any options to acquire Company Common Stock granted in accordance with Section 4.1(a)(ii)(C).

      (b) As of the Effective Time, all Unvested Share Restrictions (as hereinafter defined), including all repurchase and forfeiture rights held by the Company, with respect to each Unvested Company Share (as hereinafter defined) shall be and hereby are assigned to Parent, and the shares of Parent Common Stock issued and the cash paid upon the conversion of the Unvested Company Shares in the Merger shall continue to be unvested and subject to the same Unvested Share Restrictions which applied to such Unvested Company Shares immediately prior to the Effective Time, after giving effect to any acceleration, lapse or other vesting occurring by operation of the Merger and the Subsequent Merger. The certificates representing such shares of Parent Common Stock shall accordingly be marked with appropriate legends noting such Unvested Share Restrictions. The Company shall take all actions necessary to ensure that, from and after the Effective Time, Parent (or its assignee) shall be entitled to exercise the rights held by the Company immediately prior to the Effective Time with respect to all Unvested Share Restrictions. For purposes of this Agreement, (i) “Unvested Company Share” means each outstanding share of Company Common Stock issued under a Company Stock Option Plan or otherwise which is subject to any Unvested Share Restrictions and (ii) “Unvested Share Restrictions” means all repurchase, cancellation, forfeiture, vesting and other conditions or restrictions applicable to an Unvested Company Share.

      (c) If compliance with the provisions of Section 5.7(a) would result in the Share Issuance requiring approval of the holders of Parent Common Stock, then Section 5.7(a) shall not apply, and in lieu thereof each

Company Stock Option (and related SAR) which is outstanding immediately prior to the Effective Time pursuant to the Company Stock Option Plans shall be assumed by Parent and become and represent (i) a Substitute Option (subject to vesting in accordance with the remaining vesting schedule applicable to the Company Stock Option) to acquire the number of shares of Parent Common Stock (decreased to the nearest full share) determined by multiplying the number of shares of Company Common Stock subject to such Company Stock Option immediately prior to the Effective Time by the Exchange Ratio, at an exercise price per share of Parent Common Stock (rounded up to the nearest cent) equal to the exercise price per share of Company Common Stock under such Company Stock Option immediately prior to the Effective Time multiplied by the Stock Ratio (as hereinafter defined), and divided by the Exchange Ratio and (ii) a right to receive one or more cash payments in an aggregate amount equal to the product of (x) the number of shares of Company Common Stock subject to such Company Stock Option immediately prior to the Effective Time and (y) the difference of the Per Share Cash Consideration minus the product of (A) the exercise price per share of Company Common Stock under such Company Stock Option immediately prior to the Effective Time, and (B) the Cash Ratio (as hereinafter defined); provided, that the cash payments described in clause (ii) shall be subject to, and payable upon the satisfaction of, vesting conditions established by Parent which shall be no less favorable to the recipient than the vesting conditions of the Company Stock Option to which such cash payments relate, and, with respect to Company Stock Options which are vested at the Effective Time, shall be payable as soon as practicable after the Effective Time. The Stock Ratio equals the Exchange Ratio divided by the Option Exchange Ratio, and the Cash Ratio equals one minus the Stock Ratio. After the Effective Time, except as provided above in this Section 5.7(c), each Substitute Option shall be exercisable upon the same terms and conditions as were applicable under the related Company Stock Option immediately prior to the Effective Time, after giving effect to any acceleration, lapse or other vesting occurring by operation of the Merger and the Subsequent Merger. The Company and Parent shall take all necessary action to implement and make effective the provisions of this Section 5.7(c).

      (d) Within ten (10) business days after the Effective Time, Parent shall file a registration statement on Form S-8 (or any successor or other appropriate form) with respect to Parent Common Stock subject to Substitute Options or shall cause Substitute Options to be deemed to be issued pursuant to a Parent Stock Plan for which a sufficient number of shares of Parent Common Stock have been previously registered pursuant to an appropriate registration form.

      SECTION 5.8     Reasonable Best Efforts. (a) Upon the terms and subject to the conditions set forth in this Agreement, each of Parent and the Company agrees to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger, the Subsequent Merger and the other transactions contemplated by this Agreement, including using reasonable best efforts to accomplish the following: (i) causing the conditions precedent set forth in Article VI to be satisfied; (ii) obtaining all necessary actions or nonactions, waivers, consents, approvals, orders and authorizations from Governmental Entities and from Persons other than Governmental Entities and the making of all necessary registrations, declarations and filings (including registrations, declarations and filings with Governmental Entities, if any) and the taking of all reasonable steps as may be necessary to avoid any suit, claim, action, investigation or proceeding by any Governmental Entity; (iii) defending any suits, claims, actions, investigations or proceedings, whether judicial or administrative, challenging this Agreement, the consummation of the Merger, the Subsequent Merger or any of the other transactions contemplated hereby, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed; and (iv) the execution or delivery of any additional instruments reasonably necessary to consummate the Merger, the Subsequent Merger and the other transactions contemplated by, and to fully carry out the purposes of, this Agreement.

      (b) Each of Parent and the Company shall notify the other promptly upon the receipt of: (i) any comments from any officials of any Governmental Entity in connection with any filings made pursuant hereto and (ii) any request by any officials of any Governmental Entity for amendments or supplements to any filings made pursuant to, or information provided to comply in all material respects with, any law. Whenever any event occurs that is required to be set forth in an amendment or supplement to any filing made pursuant hereto, Parent or the Company, as the case may be, will promptly inform the other of such occurrence and cooperate in filing with the applicable Governmental Entity such amendment or supplement.

      (c) Each party shall use all reasonable best efforts to not take any action, or enter into any transaction, which would cause any of its representations or warranties contained in this Agreement to be untrue or result in a breach of any covenant made by it in this Agreement.

      (d) Notwithstanding anything to the contrary contained in this Agreement, (i) neither Parent nor any of its Affiliates shall be required to divest or hold separate or otherwise take or commit to take any action that limits its freedom of action with respect to, or its ability to retain, the Company or any of the businesses, product lines or assets of Parent, the Company or any of their respective Subsidiaries or Affiliates, unless such action or actions would not, individually or in the aggregate, reasonably be expected to materially impair the benefits sought to be derived by Parent from the transactions contemplated by this Agreement, including the Merger and the Subsequent Merger, or have a Material Adverse Effect on Parent and (ii) the Company shall not, without Parent’s prior written consent, take or agree to take any such action.

      (e) At or prior to the Effective Time, the Company shall deliver to Parent all consents, waivers or approvals obtained by the Company with respect to the consummation of the Merger, the Subsequent Merger and the other transactions contemplated by this Agreement.

      SECTION 5.9     Public Announcements. The initial press release concerning this Agreement shall be a joint press release of Parent and the Company. Thereafter, Parent and the Company will not issue any press release with respect to the Merger, the Subsequent Merger or any of the other transactions contemplated by this Agreement or otherwise issue any written public statements with respect to such transactions without prior consultation with the other party, except as may be required by applicable law or by obligations pursuant to any listing agreement with any national securities exchange or the rules of Nasdaq.

      SECTION 5.10     State Takeover Laws. If any “fair price,” “business combination” or “control share acquisition” statute or other similar statute or regulation shall become applicable to the Merger, the Subsequent Merger or any of the other transactions contemplated hereby, Parent and the Company and their respective Boards of Directors shall use their reasonable best efforts to grant such approvals and take such actions as are necessary so that the Merger, the Subsequent Merger and the other transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to minimize the effects of any such statute or regulation on the Merger, the Subsequent Merger and the other transactions contemplated hereby.

      SECTION 5.11     Indemnification; Directors and Officers Insurance.

      (a) Subject to applicable law, for six years from and after the Effective Time, Parent and the Surviving Corporation shall, jointly and severally, (i) fulfill and honor in all respects the obligations of the Company for indemnification and advancement of expenses in favor of each past and present officer and director of the Company (each, an “Indemnified Party”) under the Company Charter, the Company Bylaws or any indemnification agreement set forth in Section 5.11 of the Company Letter to which such Indemnified Party is a party and (ii) shall indemnify and hold harmless each Indemnified Party against any costs or expenses (including but not limited to reasonable attorneys’ fees and expenses), judgments, fines, losses, claims, settlements, damages or liabilities (collectively, “Costs”) incurred in connection with any threatened or pending claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (each, a “Proceeding”), whether asserted or claimed prior to, at or after the Effective Time, if and whenever such Indemnified Party is or was a party to or a subject of, or is threatened to be made a party to or a subject of, such Proceeding arising out of or pertaining to acts or omissions or alleged acts or omissions of the Indemnified Party occurring at or prior to the Effective Time (including, without limitation, for acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby) in his or her capacity as an officer or director of the Company or its wholly-owned Subsidiaries, to the fullest extent permitted under the DGCL (and Parent shall also advance expenses to each Indemnified Party as incurred to the fullest extent permitted by the DGCL, provided that Indemnified Party to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such expenses can not be reimbursed or indemnified under the DGCL to the extent such undertaking is required by the DGCL). The provisions of Section 5.11(a)(ii) shall not require Parent to indemnify an Indemnified Party hereunder in connection with a Proceeding commenced by such Indemnified Party.

      (b) Parent shall provide and maintain in effect, or shall cause the Surviving Corporation to provide and maintain in effect, for an aggregate period of not less than six (6) years from the Effective Time, for the benefit of those Persons who are covered by the Company’s directors’ and officers’ liability insurance policy as of the Original Agreement Date an insurance and indemnification policy that provides coverage for acts or omissions occurring at or prior to the Effective Time (including, without limitation, for acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby) (the “D&O Insurance”) that is at least as favorable (with respect to coverage, amounts, limits, deductibles and conditions) to the Company’s existing policy; provided, however, that Parent and the Surviving Corporation shall not be required to pay an annual premium for the D&O Insurance in excess of 200% of the annual premium currently paid by the Company for such coverage (the “Company’s Current Premium”). If such premiums for such insurance would at any time exceed 200% of the Company’s Current Premium, then Parent shall maintain the maximum amount of coverage under a policy having the same deductible as is available for such 200% of the Company’s Current Premium. The Company represents and warrants to Parent that the Company’s Current Premium is $1,240,000. Notwithstanding the foregoing, Parent shall use its reasonable best efforts to cause coverage to be extended under the Company’s D&O Insurance by obtaining a six-year “tail” policy, provided that the cost of such tail coverage does not exceed $3 million. If Parent is unable to obtain such tail policy, Parent shall provide the Company with notice thereof at least 5 business days prior to the Effective Time. If the Company receives such notice from Parent, the Company may purchase such tail policy, provided that the cost of such tail coverage does not exceed $3 million. Such tail policy shall satisfy Parent’s and the Surviving Corporation’s obligations under the provisions of this Section 5.11(b).

      (c) The provisions of this Section 5.11 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their heirs and estates and such provisions may not be terminated or amended in any manner adverse to the interests of such Person without his or her prior consent.

      (d) Notwithstanding anything herein to the contrary, if any claim, action, suit, proceeding or investigation is made against an Indemnified Party, for which such Indemnified Party is entitled to indemnification hereunder, on or prior to the sixth anniversary of the Effective Time, the provisions of this Section 5.11 shall continue in effect, solely with respect to such matters, until the final disposition of such claim, action, suit, proceeding or investigation.

      (e) In the event the Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation of such consolidation or merger, or (ii) transfers all or substantially all of its properties to any Person, then, and in each case, to the extent necessary to effect such assumption, proper provision shall be made so that the successors and assigns of the Parent and the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 5.11.

      SECTION 5.12     Notification of Certain Matters. Parent shall use its reasonable best efforts to give prompt notice to the Company, and the Company shall use its reasonable best efforts to give prompt notice to Parent, of: (i) the occurrence, or non-occurrence, of any event the occurrence, or non-occurrence, of which it has Knowledge and which would be reasonably likely to cause (x) any representation or warranty of the notifying party contained in this Agreement to be untrue or inaccurate in any material respect or (y) any covenant, condition or agreement of the notifying party contained in this Agreement not to be complied with or satisfied in all material respects, (ii) any material failure of the notifying party to comply in a timely manner with or satisfy any material covenant, condition or agreement to be complied with or satisfied by it hereunder or (iii) any change, event or effect which would, individually or in the aggregate, have a Material Adverse Effect on the notifying party; provided, however, that the delivery of any notice pursuant to this Section 5.12 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice; and provided, further, that a failure to comply with this Section 5.12 shall not cause the failure of any condition set forth in Article VI to be satisfied unless the underlying untruth, inaccuracy, noncompliance, failure or Material Adverse Effect would independently result in the failure of a condition set forth in Article VI to be satisfied.

      SECTION 5.13     Employee Benefit Plans and Agreements. (a) Parent agrees that it will cause the Surviving Corporation from and after the Effective Time to honor all Company Plans and all employment, severance and change in control agreements entered into by the Company prior to the Original Agreement Date and described in Section 3.12 of the Company Letter; provided, however, that, except as provided in this Section 5.13, nothing in this Agreement shall be interpreted as limiting the power of Parent or the Surviving Corporation to amend or terminate any Company Plan or any other individual employee benefit plan, program, Contract or policy (provided that such amendment or termination is permitted by its terms) or as requiring Parent or the Surviving Corporation to offer to continue (other than as required by its terms) any written employment contract. Except as otherwise provided herein, following the Effective Time and continuing at least until December 31, 2004, employees of the Company and its Subsidiaries (i) shall continue to participate in all “welfare plans” and “pension plans,” as such terms are defined in Sections 3(1) and 3(2), respectively, of ERISA, which are maintained by the Company and in effect immediately prior to the Effective Time and (ii) shall be eligible for benefits other than those described in clause (i) (“Non-ERISA Benefits”) which in the aggregate are substantially comparable to the Non-ERISA Benefits provided by the Company immediately prior to the Effective Time; provided, however, that the employee stock purchase plans maintained by Parent and the Company shall be deemed comparable to each other for this purpose. After December 31, 2004, employees of the Company and its Subsidiaries shall be eligible for the Parent Plans on the same terms as such plans and arrangements are generally offered from time to time to employees of Parent and its Subsidiaries in comparable positions.

      (b) Parent shall cause each Parent Plan covering employees of the Company or its Subsidiaries to recognize prior service of such employees with the Company and its Subsidiaries or their predecessors (to the extent recognized under the analogous Company Plans) as service with Parent and its Subsidiaries for purposes of eligibility (including eligibility for early retirement benefits) and vesting (but not benefit accrual) under any Parent Plan that is a “pension plan” (as defined in Section 3(2) of ERISA).

      (c) To the extent any employee of the Company or its Subsidiaries first becomes eligible to participate in a Parent Plan that is a “welfare plan,” as defined in Section 3(1) of ERISA, after January 1, 2005, Parent shall take such action as is appropriate to effect the integration of such employee into such Parent Plan, which shall include (i) waiving all pre-existing conditions and waiting periods with respect to participation and coverage requirements applicable to such employee and his or her eligible dependents under such Parent Plan, except to the extent such pre-existing conditions or waiting periods applied immediately prior thereto under the analogous Company Plan and (ii) providing such employee and his or her eligible dependents with credit for any co-payments and deductibles paid prior to becoming eligible to participate in such Parent Plan under an analogous Company Plan (to the same extent that such credit was given under such Company Plan) in satisfying any applicable deductible or annual maximum out-of-pocket requirements under such Parent Plan.

      (d) Following the Effective Time, employees of the Company and its Subsidiaries shall accrue vacation under a policy maintained by Parent for employees in comparable positions; provided, however, that no such employee shall accrue vacation at a rate less than the rate at which such employee was accruing vacation for the calendar year in which the Effective Time occurs under the policy maintained by the Company.

      (e) The Company shall amend the employee sabbatical program maintained by the Company immediately prior to the Effective Time (the “Sabbatical Program”) to terminate the provision of any benefits thereunder on or after the Effective Time, except in accordance with this Section 5.13(e). Each person who is employed by the Company immediately prior to the Effective Time and who under the terms of the Sabbatical Program is or is expected to be eligible to begin a sabbatical prior to January 1, 2006 shall be permitted to take such sabbatical, subject to the terms of the Sabbatical Program and such other terms and conditions mutually acceptable to the Company and Parent, and provided such sabbatical is completed within 12 months after the date on which the employee’s eligibility commences. If any such employee is unable to take a sabbatical, due to business or personal reasons approved by the Surviving Corporation, then such employee shall receive a cash payment from the Surviving Corporation in an amount equal to six times such employee’s weekly rate of base pay, subject to applicable tax withholding requirements. Each person who is employed by the Company immediately prior to the Effective Time and who under the terms of the Sabbatical Program is not and is not expected to be eligible to take a sabbatical prior to January 1, 2006 shall, in lieu of the benefits otherwise provided under the Sabbatical Program, receive a cash payment from the Surviving Corporation, payable as soon as administratively practicable after the Effective Time, in an amount equal to the product of (i) six times the employee’s weekly rate of base pay and (ii) a fraction, the numerator of which is the number of months of eligibility service credited to such employee under the Sabbatical Program immediately prior to the Effective Time, rounded up to the nearest whole month, and the denominator of which is 60, subject to applicable tax withholding requirements. No employee shall receive a cash payment pursuant to this Section 5.13(e) in excess of six times such employee’s weekly rate of base pay.

      (f) Parent shall cause the Surviving Corporation (or any successor thereto) (i) to maintain the Company’s Change-in-Control Severance Plan, as in effect on the Original Agreement Date, for a period not less than six months after the Effective Time, and (ii) to maintain the severance plan and agreements applicable to former employees of Marconi, as set forth in Section 5.13(f) of the Company Letter, through December 31, 2004.

      (g) Parent shall cause the Surviving Corporation (or any successor thereto) to pay the cash bonuses under the terms of the Company’s Management Incentive Plan (the “MIP”) for the year ending December 31, 2004, and each of the quarters ending therein, to those persons employed by the Company or its Subsidiaries immediately before the Effective Time and who are eligible thereunder, equal to a percentage of base salary based upon actual performance (provided, that Parent shall be entitled to make such adjustments in the performance goals of the MIP as it shall deem appropriate in light of any changes in circumstance following the Effective Time that do not materially reduce either the amount as a percentage of base compensation or the likelihood of achievement of the goals). Notwithstanding anything to the contrary contained herein, any employee whose employment terminates prior to December 31, 2004 due to an involuntary termination by Parent or any of its Affiliates (other than as a result of death, disability or for cause) or a voluntary termination by such employee for “good reason” or pursuant to a “qualifying resignation” (as defined in the severance plan or agreement pursuant to which such employee is eligible for severance benefits) shall be entitled to (i) a prorated bonus for the quarter during which the employee’s employment terminates, based on the employee’s period of employment during such quarter, (ii) the bonus earned for any prior quarter during 2004 but not yet paid and (iii) a prorated bonus for the “fifth quarter,” within the meaning of the MIP, based on the employee’s period of employment during 2004, and in each case based on the employee’s annualized base salary and the achievement of actual performance goals. Bonus payments pursuant to this Section 5.13 shall be in addition to any benefits to which the employee is entitled under any applicable severance plan or agreement.

      SECTION 5.14     Nasdaq. Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued in the Merger to be approved for listing on Nasdaq, subject to official notice of issuance, prior to the Effective Time. The Surviving Corporation shall use its reasonable best efforts to cause its shares of Common Stock and associated Rights to no longer be quoted on Nasdaq and to be de-registered under the Exchange Act as soon as practicable following the Effective Time.

      SECTION 5.15     Rights Agreement. Without the prior written consent of Parent, the Company shall not redeem the Rights issued under the Rights Agreement or amend or terminate the Rights Agreement prior to the Effective Time unless required to do so by a court of competent jurisdiction.

      SECTION 5.16     Board of Directors Representative. Immediately after the Effective Time, Parent shall appoint John A. Schofield or such other person to be agreed upon by Parent and the Company prior to the Effective Time to the Board of Directors of Parent as a Class I director. Prior to such appointment, the Board of Directors of Parent shall take all necessary action to increase the size of the Board of Directors of Parent as necessary to comply with the foregoing sentence.

      SECTION 5.17     Section 16 Matters. The Board of Directors of the Company and Parent shall, prior to the Effective Time, to the extent permitted by law, take all such actions as may be necessary or appropriate pursuant to Rule 16b-3(d) and Rule 16b-3(e) to exempt (i) the conversion of Company Common Stock into cash or Parent Common Stock and the conversion of Company Stock Options into Substitute Options and (ii) the acquisition of Parent Common Stock and the right to receive Parent Common Stock (including pursuant to Substitute Options) pursuant to the terms of this Agreement by officers and directors of the Company subject to the reporting requirements of Section 16(a) of the Exchange Act or by employees or directors of the Company who may become an officer or director of Parent subject to the reporting requirements of Section 16(a) of the Exchange Act. Parent and the Company shall provide to counsel to the other party copies of the resolutions to be adopted by the respective Boards of Directors to implement the foregoing.

ARTICLE VI

CONDITIONS PRECEDENT TO THE MERGER

      SECTION 6.1     Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the fulfillment or waiver by Parent and the Company at or prior to the Closing Date of the following conditions:

      (a) Stockholder Approval. The Company Stockholder Approval shall have been obtained in accordance with applicable law and the Company Charter and the Company Bylaws.

      (b) Quotation of Stock. The Parent Common Stock issuable in the Merger shall have been authorized for quotation on Nasdaq, subject to official notice of issuance.

      (c) Certain Approvals. (i) The waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated.

(ii) All other authorizations, consents, orders, declarations or approvals of or filings with, or terminations or expirations of waiting periods imposed by, any Governmental Entity, which the failure to obtain, make or occur would have the effect of making the Merger, the Subsequent Merger or any of the other transactions contemplated hereby illegal or would, individually or in the aggregate, have a Material Adverse Effect on Parent (assuming the Merger and the Subsequent Merger had taken place), shall have been obtained, shall have been made or shall have occurred.

      (d) Registration Statement. The Registration Statement shall have become effective in accordance with the provisions of the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC, and no proceedings for that purpose shall have been initiated or, to the Knowledge of Parent or the Company, threatened by the SEC. All necessary state securities or Blue Sky authorizations (including State Takeover Approvals) shall have been received.

      (e) No Order. No court or other Governmental Entity having jurisdiction over the Company or Parent, or any of their respective Subsidiaries, shall have enacted, issued, promulgated, enforced or entered any law, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is then in effect prohibiting or having the effect of making illegal the consummation of the Merger or the Subsequent Merger (collectively, an “Order”) and no Governmental Entity shall have instituted any proceeding that is pending seeking such an Order.

      SECTION 6.2     Conditions to Obligation of the Company to Effect the Merger. The obligation of the Company to effect the Merger shall be subject to the fulfillment or waiver by the Company at or prior to the Closing Date of the following additional conditions:

(a) Performance of Obligations; Representations and Warranties. (i) Each of Parent and Sub shall have performed in all material respects each of its agreements contained in this Agreement required to be performed on or prior to the Closing Date; (ii) each of the representations and warranties of Parent and Sub contained in Section 2.2 (Capital Structure), Section 2.3 (Authority), Section 2.6 (Registration Statement and Proxy Statement), Section 2.16 (Required Vote of Parent Stockholders) and Section 2.19 (Operations of Sub) shall be true and correct in all material respects as of the Amendment Date and on and as of the Closing Date as if made on and as of such date (other than, in each case, representations and warranties which address matters only as of a certain date, without regard for purposes of this parenthetical to the introductory paragraph to Article II, which shall be true and correct in all material respects as of such certain date); and (iii) each of the representations and warranties of Parent and Sub contained in this Agreement (other than those listed in clause (ii) immediately above), when read without any exception or qualification as to materiality or Material Adverse Effect, shall be true and correct as of the Amendment Date and on and as of the Closing Date as if made on and as of such date (other than, in each case, representations and warranties which address matters only as of a certain date, without regard for purposes of this parenthetical to the introductory paragraph to Article II, which shall be true and correct as of such certain date), except where the failure to be so true and correct would not, individually or in the aggregate with respect to all such failures, have a Material Adverse Effect on Parent or reasonably be likely to materially adversely affect the ability of Parent to effect the Merger in accordance with this Agreement, in the case of each of clauses (ii) and (iii) of this Section 6.2(a) except as contemplated or permitted by this Agreement, and the Company shall have received a certificate signed on behalf of Parent by its Chief Executive Officer and its Chief Financial Officer to such effect.

(b) Material Adverse Effect. Since the Amendment Date, there shall not have been any Material Adverse Effect on Parent. The Company shall have received a certificate signed on behalf of Parent by its Chief Executive Officer and its Chief Financial Officer to such effect.

      SECTION 6.3     Conditions to Obligations of Parent and Sub to Effect the Merger. The obligations of Parent and Sub to effect the Merger shall be subject to the fulfillment or waiver by Parent at or prior to the Closing Date of the following additional conditions:

(a) Performance of Obligations; Representations and Warranties. (i) The Company shall have performed in all material respects each of its agreements contained in this Agreement required to be performed on or prior to the Closing Date; (ii) each of the representations and warranties of the Company contained in Section 3.2 (Capital Structure), Section 3.3 (Authority), Section 3.6 (Registration Statement and Proxy Statement), Section 3.11(a)(ii) (Certain Agreements) (only insofar as such representation and warranty relates to contractual provisions that would be binding on Parent and its Subsidiaries (other than the Company and its Subsidiaries) after the Merger and the Subsequent Merger), Section 3.17 (State Takeover Statutes; Certain Charter Provisions), Section 3.18 (Required Vote of Company Stockholders) and Section 3.21 (Rights Agreement) shall be true and correct in all material respects as of the Amendment Date and on and as of the Closing Date as if made on and as of such date (other than, in each case, representations and warranties which address matters only as of a certain date, without regard for purposes of this parenthetical to the introductory paragraph to Article III, which shall be true and correct in all material respects as of such certain date); and (iii) each of the representations and warranties of the Company contained in this Agreement (other than those listed in clause (ii) immediately above), when read without any exception or qualification as to materiality or Material Adverse Effect, shall be true and correct as of the Amendment Date and on and as of the Closing Date as if made on and as of such date (other than, in each case, representations and warranties which address matters only as of a certain date, without regard for purposes of this parenthetical to the introductory paragraph to Article III, which shall be true and correct as of such certain date), except where the failure to be so true and correct would not, individually or in the aggregate with respect to all such failures, have a Material Adverse Effect on the Company or reasonably be likely to materially adversely affect the ability of the Company to effect the Merger in accordance with this Agreement, in the case of each of clauses (ii) and (iii) of this Section 6.3(a) except as contemplated or permitted by this Agreement, and Parent shall have received a certificate signed on behalf of the Company by its Chief Executive Officer and its Chief Financial Officer to such effect.

(b) Material Adverse Effect. Since the Amendment Date, there shall not have been any Material Adverse Effect on the Company. Parent shall have received a certificate signed on behalf of the Company by its Chief Executive Officer and its Chief Financial Officer to such effect.

(c) Rights Agreement. The Rights shall not have become nonredeemable, exercisable, distributed or triggered pursuant to the terms of the Rights Agreement.

(d) Dissenting Stockholders. The Dissenting Shares shall include no more than ten percent (10%) of the shares of Company Common Stock outstanding immediately prior to the Effective Time. Parent shall have received a certificate signed on behalf of the Company by its Chief Executive Officer and its Chief Financial Officer to such effect.

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

      SECTION 7.1     Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after any approval of the matters presented in connection with the Merger by the stockholders of the Company or Parent:

(a) by mutual written consent of Parent and the Company;

(b) by Parent if there has been a breach of any representation, warranty, covenant or other agreement made by the Company in this Agreement, or any such representation and warranty shall have become untrue after the Amendment Date, in each case such that Section 6.3(a) would not be satisfied and such breach or condition is not curable or, if curable, is not cured within 30 days after written notice thereof is given by Parent to the Company;

(c) by the Company if there has been a breach of any representation, warranty, covenant or other agreement made by Parent or Sub in this Agreement, or any such representation and warranty shall have become untrue after the Amendment Date, in each case such that Section 6.2(a) would not be satisfied and such breach or condition is not curable or, if curable, is not cured within 30 days after written notice thereof is given by the Company to Parent;

(d) by either Parent or the Company if: (i) the Merger has not been effected on or prior to the close of business on December 31, 2004 (the “End Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(d)(i) shall not be available to any party whose failure to fulfill any of its obligations contained in this Agreement has been the cause of, or resulted in, the failure of the Merger to have occurred on or prior to the aforesaid date; or (ii) any court or other Governmental Entity having jurisdiction over a party hereto shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting or having the effect of making illegal the consummation of the Merger or the Subsequent Merger and such order, decree, ruling or other action shall have become final and nonappealable;

(e) by either Parent or the Company if the Company Stockholder Approval is not obtained at the Company Stockholder Meeting or at any adjournment or postponement thereof; provided, however, that the Company may not terminate this Agreement pursuant to this Section 7.1(e) if the Company has not complied with its obligations under Sections 4.2, 5.1 and 5.2 or has otherwise breached in any material respect any of its obligations under this Agreement in any manner that could reasonably have caused the failure to obtain the Company Stockholder Approval at the Company Stockholder Meeting;

(f) by Parent if at any time prior to the time when the Company Stockholder Approval has been obtained, (i) the Board of Directors of the Company shall not have recommended, or such Board of Directors or a committee thereof shall have resolved not to recommend, or shall have qualified, modified, amended or withdrawn such Board of Directors’ recommendation of the approval and adoption of this Agreement or the declaration that this Agreement and the Merger are advisable and fair to and in the best interest of the Company and its stockholders in a manner adverse to Parent or shall have taken any other action or made any other statement in connection with the Company Stockholder Meeting inconsistent with such recommendation or declaration or shall have resolved or proposed to do any of the foregoing; (ii) the Board of Directors of the Company or any committee thereof shall have recommended to the stockholders of the Company any Takeover Proposal or shall have resolved to do so; or (iii) a tender offer or exchange offer for 15% or more of the outstanding shares of capital stock of the Company is commenced, and the Board of Directors of the Company fails to recommend against acceptance of such tender offer or exchange offer by its stockholders within 10 business days of such commencement (including by taking no position with respect to the acceptance of such tender offer or exchange offer by its stockholders);

(g) by the Company if (A) the Board of Directors of the Company authorizes the Company, subject to complying with the terms of this Agreement, to enter into a definitive agreement concerning a transaction that constitutes a Superior Proposal and the Company notifies Parent in writing that it intends to enter into such an agreement, (B) Parent does not make, within five days of receipt of the Company’s written notification of its intention to enter into a definitive agreement for a Superior Proposal, an offer that the Board of Directors of the Company determines, in its reasonable good faith judgment after consultation with its financial advisors, is at least as favorable, from a financial point of view, to stockholders of the Company and (C) the Company prior to or concurrently with such termination pays to Parent in immediately available funds the Termination Fee provided for in Section 5.6(c). The Company agrees (x) that it will not enter into a definitive agreement referred to in clause (A) above earlier than the sixth day after it has provided the notice to Parent required thereby and (y) to notify Parent promptly in writing if its intention to enter into a definitive agreement referred to in its notification shall change at any time after giving such notification; or

(h) by the Company if a Parent Acquisition Transaction occurs or Parent or any of its Subsidiaries shall enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement with respect to a Parent Acquisition Transaction; provided, however, that the Company shall only be entitled to terminate this Agreement pursuant to this Section 7.1(h) for a period of ten (10) days from the earlier to occur of such a Parent Acquisition Transaction and the public announcement of the entry into such letter of intent, agreement in principle, acquisition agreement or other similar agreement with respect to such Parent Acquisition Transaction; for purposes of this Section 7.1(h), “Parent Acquisition Transaction” means any transaction or series of transactions involving: (i) a merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving Parent, pursuant to which the stockholders of Parent, immediately preceding such transaction or series of transactions hold less than fifty percent (50%) of the aggregate equity interests in the surviving or resulting entity of such transaction or any direct or indirect parent thereof, (ii) a sale or other disposition by Parent or any of its Subsidiaries of assets representing in excess of fifty percent (50%) of the aggregate fair market value of the assets of Parent and its Subsidiaries, taken as a whole, immediately prior to such sale or other disposition, or (iii) the acquisition by any Third Party (including by way of a tender offer or an exchange offer or issuance by the party or such Third Party), directly or indirectly, of beneficial ownership or a right to acquire beneficial ownership of shares representing in excess of fifty percent (50%) of the voting power of the then-outstanding shares of capital stock of Parent;

The right of any party hereto to terminate this Agreement pursuant to this Section 7.1 shall remain operative and in full force and effect regardless of any investigation made by or on behalf of any party hereto, any Person controlling any such party or any of their respective officers or directors, whether prior to or after the Original Agreement Date.

      SECTION 7.2     Effect of Termination. Any termination of this Agreement under Section 7.1 will be effective immediately upon the delivery of written notice of termination by the terminating party to the other parties hereto (except in the case of a termination pursuant to Section 7.1(a) which will be effective upon the written consent of both Parent and the Company). In the event of termination of this Agreement by either Parent or the Company, as provided in Section 7.1, this Agreement shall forthwith become void, and there shall be no liability hereunder on the part of the Company, Parent, Sub or their respective officers, directors, employees, agents, advisors or other representatives (except for the last sentence of Section 5.3, the entirety of Section 5.6 and the entirety of Article VIII which shall survive the termination); provided, however, that nothing contained in this Section 7.2 shall relieve any party hereto from any liability for any willful breach of a representation or warranty contained in this Agreement or the breach of any covenant contained in this Agreement.

      SECTION 7.3     Amendment. This Agreement may be amended by the parties hereto, by or pursuant to action taken by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Merger by the stockholders of the Company, but, after any such approval, no amendment shall be made which by law requires further approval by such stockholders without such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

      SECTION 7.4     Waiver. At any time prior to the Closing Date, the parties hereto may (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and/or (iii) waive compliance with any of the covenants, agreements or conditions contained herein which may legally be waived. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

ARTICLE VIII

GENERAL PROVISIONS

      SECTION 8.1     Non-Survival of Representations and Warranties. The representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall terminate at the Effective Time.

      SECTION 8.2     Notices. All notices and other communications hereunder shall be in writing and shall be deemed given when delivered personally, one day after being delivered to a nationally recognized overnight courier or on the business day received (or the next business day if received after 5 p.m. local time or on a weekend or day on which banks are closed) when sent via facsimile (with a confirmatory copy sent by overnight courier) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a) if to Parent or Sub, to

Tellabs, Inc.
One Tellabs Center
1415 West Diehl Road
Naperville, Illinois 60563
Attention: General Counsel
Facsimile No.: (630) 798-3231

with a copy to:

Sidley Austin Brown & Wood LLP
Bank One Plaza
10 South Dearborn Street
Chicago, Illinois 60603
Attention: Imad I. Qasim
Facsimile No.: (312) 853-7036

(b) if to the Company, to

Advanced Fibre Communications, Inc.
1465 N. McDowell Blvd.
Petaluma, California 94954
Attention: General Counsel

Facsimile No.: (707) 792-4048

with a copy to:

Pillsbury Winthrop LLP
50 Fremont Street
San Francisco, California 94105
Attention: Blair W. White
Facsimile No.:(415) 983-1200

      SECTION 8.3     Interpretation. When a reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. The table of contents, table of defined terms and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” Except as otherwise expressly provided in this Agreement, the covenants and agreements contained herein are continuing in full force and effect from and after the Original Agreement Date.

      SECTION 8.4     Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

      SECTION 8.5     Entire Agreement; No Third-Party Beneficiaries. This Agreement, except as provided in the last sentence of Section 5.3, constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof. This Agreement, except for the provisions of Section 5.11, is not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder.

      SECTION 8.6     Governing Law and Venue; Waiver of Jury Trial.

      (a) THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICT OF LAW PRINCIPLES THEREOF. The parties hereby irrevocably submit to the jurisdiction of the courts of the State of Delaware and the federal courts of the United States of America located in the State of Delaware solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the Merger, the Subsequent Merger and the other transactions contemplated hereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such a Delaware state or federal court. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 8.2 or in such other manner as may be permitted by law shall be valid and sufficient service thereof.

      (b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE MERGER, THE SUBSEQUENT MERGER OR ANY OF THE OTHER TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.6.

      SECTION 8.7     Assignment. Subject to Section 1.1, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties.

      SECTION 8.8     Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other terms, conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic and legal substance of the Merger, the Subsequent Merger and the other transactions contemplated hereby are not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Merger, the Subsequent Merger and the other transactions contemplated by this Agreement may be consummated as originally contemplated to the fullest extent possible.

      SECTION 8.9     Enforcement of this Agreement. In addition to any remedy to which any party hereto is specifically entitled by the terms hereof, each party shall be entitled to pursue any other remedy available to it at law or in equity (including damages, specific performance or other injunctive relief) in the event that any of the provisions of this Agreement were not performed in accordance with their terms or were otherwise breached.

* * * *

      IN WITNESS WHEREOF, Parent, Sub and the Company have caused this Agreement to be signed as of May 19, 2004 and amended and restated as of the Amendment Date by their respective officers.

TELLABS, INC.

By:	/s/ KRISH A. PRABHU

Name: Krish A. Prabhu

Title:	Chief Executive Officer and President

CHARDONNAY MERGER CORP.

By:	/s/ KRISH A. PRABHU

Name: Krish A. Prabhu

Title:	President

ADVANCED FIBRE COMMUNICATIONS, INC.

By:	/s/ JOHN A. SCHOFIELD

Name: John A. Schofield

Title:	Chief Executive Officer and President

ANNEX B

Bear, Stearns & Co. Inc.

383 Madison Avenue
New York, New York 10179
Tel 212.272.2000
www.bearstearns.com
September 7, 2004

The Board of Directors

Advanced Fibre Communications, Inc.
1465 North McDowell Boulevard
Petaluma, CA 94954

Ladies and Gentlemen:

      We understand that Advanced Fibre Communications, Inc. (“Advanced Fibre”), Tellabs, Inc. (“Tellabs”) and Chardonnay Merger Corp. (“Sub”), a wholly owned subsidiary of Tellabs, have entered into an Amended and Restated Agreement and Plan of Merger, dated September 7, 2004 (as amended and restated, the “Agreement”) to the Agreement and Plan of Merger dated as of May 19, 2004 (the “Original Agreement”) pursuant to which Sub will merge with and into Advanced Fibre with Advanced Fibre as the surviving corporation (the “Transaction”). Pursuant to the Transaction, each share of common stock, par value $0.01 per share, of Advanced Fibre will be converted into the right to receive (i) consideration of 0.504 shares of common stock, par value $0.01 per share, of Tellabs (the “Stock Consideration”) and (ii) $12.00 in cash (the “Cash Consideration,” and together with the Stock Consideration, referred to hereinafter as the “Consideration to be Received”). You have provided us with a copy of the Agreement. This opinion supercedes in its entirety our opinion dated May 19, 2004, with respect to the fairness from a financial point of view of the Consideration to be Received as set forth in the Original Agreement.

      You have asked us to render our opinion as to whether the Consideration to be Received is fair, from a financial point of view, to the common shareholders of Advanced Fibre.

      In the course of performing our review and analyses for rendering this opinion, we have:

•	reviewed the Agreement;

•	reviewed Advanced Fibre’s and Tellabs’ respective Annual Reports to Shareholders and Annual Reports on Form 10-K for the years ended December 31, 2001 through 2003, their respective Reports on Form 10-Q for the three months ended March 31, 2004 and June 30, 2004, the S-4/proxy statement filed on June 23, 2004 relating to the transaction contemplated by the Original Agreement and their respective Reports on Form 8-K for the three years ended the date hereof;

•	reviewed certain operating and financial information relating to Advanced Fibre’s business and prospects, including management’s revised 2004 quarterly forecast and certain revised data relating to Advanced Fibre’s projected future financial performance for the subsequent years ending December 31, 2007 (collectively, the “Updated Advanced Fibre Projections”), all as prepared and provided to us by Advanced Fibre’s management;

•	met with certain members of Advanced Fibre’s senior management to discuss Advanced Fibre’s business, operations, historical and projected financial results and future prospects;

•	reviewed certain operating and financial information relating to Tellabs’ business and prospects, including certain data relating to Tellabs’ 2004 quarterly forecast and projected future financial performance for the period ending December 31, 2005 (collectively, the “Updated Tellabs Projections”), all as prepared and provided to us by Tellabs’ management;

Advanced Fibre Communications, Inc.
September 7, 2004

•	met with certain members of Tellabs’ senior management to discuss Tellabs’ business, operations, historical and projected financial results and future prospects;

•	reviewed certain estimates of revenue enhancements, cost savings and other combination benefits expected to result from the Transaction, jointly prepared and provided to us by Advanced Fibre’s and Tellabs’ management (the “Synergies”);

•	reviewed the historical prices, trading multiples and trading volumes of the common shares of Advanced Fibre and Tellabs;

•	reviewed publicly available financial data, stock market performance data and trading multiples of companies which we deemed generally comparable to Advanced Fibre and Tellabs;

•	reviewed the terms of recent mergers and acquisitions of companies which we deemed generally comparable to Advanced Fibre and the Transaction;

•	performed discounted cash flow analyses based on the Updated Advanced Fibre Projections furnished to us;

•	reviewed the pro forma financial results, financial condition and capitalization of Tellabs giving effect to the Transaction; and

•	conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.

      We have relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information provided to us by Advanced Fibre and Tellabs, including, without limitation, the Updated Advanced Fibre Projections, the Updated Tellabs Projections and the Synergies. With respect to the Updated Advanced Fibre Projections and the Updated Tellabs Projections, we have relied on representations that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior managements of Advanced Fibre and Tellabs as to the expected future performance of Advanced Fibre and Tellabs, respectively. With respect to the Synergies that could be achieved upon consummation of the Transaction, we have relied on representations that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior managements of Advanced Fibre and Tellabs as to the timing and attainability of such amounts. We have not assumed any responsibility for the independent verification of any such information or of the Updated Advanced Fibre Projections, the Updated Tellabs Projections and the Synergies and we have further relied upon the assurances of the senior managements of Advanced Fibre and Tellabs that they are unaware of any facts that would make such information provided to us incomplete or misleading.

      In arriving at our opinion, we have not performed or obtained any independent appraisal of the assets or liabilities (contingent or otherwise) of Advanced Fibre and Tellabs, nor have we been furnished with any such appraisals. During the course of our engagement and prior to the execution of the Original Agreement, we were asked by the Board of Directors to solicit indications of interest from certain third parties regarding a transaction with Advanced Fibre, and we have considered the results of such solicitation in rendering our opinion. We have assumed that the Transaction will be consummated in a timely manner and in accordance with the terms of the Agreement without any limitations, restrictions, conditions, amendments or modifications, regulatory or otherwise, that collectively would have a material effect on Advanced Fibre or Tellabs.

      We do not express any opinion as to the price or range of prices at which the shares of common stock of Advanced Fibre and Tellabs may trade subsequent to the announcement of the Transaction or as to the price or range of prices at which the shares of common stock of Tellabs may trade subsequent to the consummation of the Transaction.

Advanced Fibre Communications, Inc.
September 7, 2004

      We have acted as a financial advisor to Advanced Fibre in connection with the Transaction and will receive a customary fee for such services, a substantial portion of which is contingent on successful consummation of the Transaction. We received a fee of approximately $2 million at the time we rendered our opinion with respect to the fairness from a financial point of view of the consideration to be received pursuant to the Original Agreement. In addition, Bear Stearns has earned approximately $1 million since March 2003 in connection with certain derivatives transactions with Advanced Fibre that are unrelated to the Transaction. In the ordinary course of business, Bear Stearns and its affiliates may actively trade the equity and debt securities and/or bank debt of Advanced Fibre and Tellabs for our own account and for the account of our customers and, accordingly, may at any time hold a long or short position in such securities or bank debt.

      It is understood that this letter is intended for the benefit and use of the Board of Directors of Advanced Fibre and does not constitute a recommendation to the Board of Directors of Advanced Fibre or any holders of Advanced Fibre common stock as to how to vote in connection with the Transaction. This opinion does not address Advanced Fibre’s underlying business decision to pursue the Transaction, to enter into the Agreement which modified the terms of the Original Agreement, the relative merits of the Transaction as compared to any alternative business strategies that might exist for Advanced Fibre or the effects of any other transaction in which Advanced Fibre might engage. This letter is not to be used for any other purpose, or be reproduced, disseminated, quoted from or referred to at any time, in whole or in part, without our prior written consent; provided, however, that this letter may be included in its entirety in any joint proxy statement/ prospectus to be distributed to the holders of Advanced Fibre common stock in connection with the Transaction. Our opinion is subject to the assumptions and conditions contained herein and is necessarily based on economic, market and other conditions, and the information made available to us, as of the date hereof. We assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date hereof.

      Based on and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be Received is fair, from a financial point of view, to the common shareholders of Advanced Fibre.

Very truly yours,

BEAR, STEARNS & CO. INC.

By:	/s/ EDWARD RIMLAND

Edward Rimland
Senior Managing Director

ANNEX C

DELAWARE CODE ANNOTATED

8 DEL. C. SEC. 262 (2002)

sec. 262. Appraisal rights

      (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to sec. 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

      (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to sec. 251 (other than a merger effected pursuant to sec. 251(g) of this title), sec. 252, sec. 254, sec. 257, sec. 258, sec. 263 or sec. 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of sec. 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to sec.sec. 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under sec. 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

      (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

      (d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to sec. 228 or sec. 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

      (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

      (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

      (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

      (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

      (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

      (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

      (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

      (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

AFCI-SPS-04

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.     Indemnification of Directors and Officers

      Section 145 of the Delaware General Corporation Law (“DGCL”) empowers a Delaware corporation to indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer or director of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such officer or director acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests, and, for criminal proceedings, had no reasonable cause to believe his conduct was illegal. A Delaware corporation may indemnify officers and directors in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation in the performance of his duty. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director actually and reasonably incurred.

      In accordance with the DGCL, the registrant’s restated certificate of incorporation contains a provision limiting the personal liability of its directors for violations of their fiduciary duty. This provision eliminates each director’s liability to the registrant or its stockholders for monetary damages except to the extent (i) for any breach of the director’s duty of loyalty to the registrant or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions, or any amendment thereto or successor provision thereto or (iv) for any transaction from which a director derived an improper benefit. The effect of this provision is to eliminate the personal liability of directors for monetary damages for actions involving a breach of their fiduciary duty of care, including any such actions involving gross negligence.

      The registrant’s restated certificate of incorporation provides for indemnification of its officers and directors to the fullest extent permitted by applicable law. The registrant’s by-laws provide that it will indemnify an officer or director of the registrant or any person serving as a director, officer, employee or agent of another entity at the registrant’s request for expenses, liabilities and losses incurred in connection with any action, suit or proceeding to which such person is a party or threatened to be made a party by reason of such service, except that the registrant will not indemnify any person in connection with a proceeding initiated by such person unless such proceeding was authorized by the registrant’s board of directors.

Item 21.	Exhibits and Financial Statement Schedules

      (a) The following Exhibits are filed herewith unless otherwise indicated:

Exhibit
Number	Document

2.1	Agreement and Plan of Merger, dated May 19, 2004, as amended and restated as of September 7, 2004, among Tellabs, Inc., Chardonnay Merger Corp. and Advanced Fibre Communications, Inc., which is attached to the proxy statement/ prospectus which forms a part of this registration statement as Annex A.
4.1+	Restated Certificate of Incorporation, as amended, of Tellabs, Inc.
4.2	Amended and Restated By-Laws, as amended (incorporated by reference to Exhibit 4.2 to the Registrant’s Registration Statement on Form S-8 filed on March 5, 2001, Commission File No. 333-56546).
5+	Opinion of James M. Sheehan, Esq. regarding the validity of the securities being registered.

Exhibit
Number	Document

8.1+	Opinion of Sidley Austin Brown & Wood LLP regarding material federal income tax consequences relating to the merger.
8.2+	Opinion of Pillsbury Winthrop LLP regarding material federal income tax consequences relating to the merger.
23.1+	Consent of James M. Sheehan (included in the opinion filed as Exhibit 5 to this registration statement.
23.2*	Consent of Ernst & Young LLP
23.3*	Consent of KPMG LLP
23.4+	Consent of Sidley Austin Brown & Wood LLP (included in the opinion filed as Exhibit 8.1 to this registration statement).
23.5+	Consent of Pillsbury Winthrop LLP (included in the opinion filed as Exhibit 8.2 to this registration statement).
24+	Power of Attorney (included on the signature page to the registration statement filed on June 23, 2004).
99.1+	Form of Advanced Fibre Communications, Inc. Proxy Card.
99.2+	Consent of Bear, Stearns & Co. Inc.
99.3+	Consent of American Appraisal Associates.

+ Previously filed

 * Filed herewith

Item 22.	Undertakings

      (a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered(if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (c)(1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

      (c)(2) The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (d) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the joint proxy statement/ prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

      (e) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

      (f) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 2 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Naperville, Illinois, on October 26, 2004.

TELLABS, INC.
(Registrant)

By:	*

Krish A. Prabhu
President and Chief Executive Officer

      Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to the registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

* Krish A. Prabhu	President and Chief Executive Officer (Principal Executive Officer)	October 26, 2004

* Timothy J. Wiggins	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	October 26, 2004

* James A. Dite	Vice President (Principal Accounting Officer)	October 26, 2004

* Michael J. Birck	Chairman of the Board	October 26, 2004

* Bo Hedfors	Director	October 26, 2004

* Mellody L. Hobson	Director	October 26, 2004

* Fredrick A. Krehbiel	Director	October 26, 2004

* Michael E. Lavin	Director	October 26, 2004

* Stephanie Pace Marshall	Director	October 26, 2004

Name	Title	Date

* William F. Souders	Director	October 26, 2004

* Jan H. Suwinski	Director	October 26, 2004

*	James M. Sheehan hereby signs this Amendment No. 2 to the registration statement on behalf of each of the indicated persons for whom he is attorney-in-fact on October 26, 2004 pursuant to a power of attorney.

By:	/s/ JAMES M. SHEEHAN

James M. Sheehan
Attorney-in-fact

Dated: October 26, 2004

INDEX TO EXHIBITS

Exhibit
Number	Document

2.1	Agreement and Plan of Merger, dated May 19, 2004, as amended and restated as of September 7, 2004, among Tellabs, Inc., Chardonnay Merger Corp. and Advanced Fibre Communications, Inc., which is attached to the proxy statement/ prospectus which forms a part of this registration statement as Annex A.
4.1+	Restated Certificate of Incorporation, as amended, of Tellabs, Inc.
4.2	Amended and Restated By-Laws, as amended (incorporated by reference to Exhibit 4.2 to the Registrant’s Registration Statement on Form S-8 filed on March 5, 2001, Commission File No. 333-56546).
5+	Opinion of James M. Sheehan, Esq. regarding the validity of the securities being registered.
8.1+	Opinion of Sidley Austin Brown & Wood LLP regarding material federal income tax consequences relating to the merger.
8.2+	Opinion of Pillsbury Winthrop LLP regarding material federal income tax consequences relating to the merger.
23.1+	Consent of James M. Sheehan (included in the opinion filed as Exhibit 5 to this registration statement.
23.2*	Consent of Ernst & Young LLP
23.3*	Consent of KPMG LLP
23.4+	Consent of Sidley Austin Brown & Wood LLP (included in the opinion filed as Exhibit 8.1 to this registration statement).
23.5+	Consent of Pillsbury Winthrop LLP (included in the opinion filed as Exhibit 8.2 to this registration statement).
24+	Power of Attorney (included on the signature page to the registration statement filed on June 23, 2004).
99.1+	Form of Advanced Fibre Communications, Inc. Proxy Card.
99.2+	Consent of Bear, Stearns & Co. Inc.
99.3+	Consent of American Appraisal Associates.

+ Previously filed

 * Filed herewith